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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212002

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

September 26, 2016

Dear St. Jude Medical, Inc. Shareholder:

         On April 27, 2016, St. Jude Medical, Inc. and Abbott Laboratories entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, that provides for the acquisition of St. Jude Medical by Abbott. Under the terms of the merger agreement, a subsidiary of Abbott will merge with and into St. Jude Medical, with St. Jude Medical surviving the merger as a wholly owned subsidiary of Abbott, which we refer to as the first merger, and, then, St. Jude Medical will merge with and into a second subsidiary of Abbott, with such second subsidiary surviving the merger, which we refer to as the second merger. We refer to these two merger transactions as the "mergers."

         If the mergers are completed, you will be entitled to receive $46.75 in cash, without interest, and 0.8708 of an Abbott share for each St. Jude Medical share that you own at the time the first merger is completed, in each case, less any applicable withholding taxes. This proportion of cash and shares is subject to adjustment in certain limited circumstances. See the section entitled "Proposal 1: The Mergers—Per Share Merger Consideration." You will not, however, receive any fractional Abbott shares in the mergers. Instead, you will receive cash in respect of any fraction of an Abbott share to which you otherwise would be entitled to receive. See the section entitled "The Merger Agreement—Effective Times, Effects of the Mergers; Organizational Documents of the Surviving Company; Directors and Officers." The implied value of the Abbott share portion of the merger consideration will fluctuate as the market price for Abbott shares fluctuates. You should obtain current stock price quotations for Abbott shares and St. Jude Medical shares before deciding how to vote with respect to approval of the merger agreement. St. Jude Medical shares and the Abbott shares are traded on the New York Stock Exchange under the symbols "STJ" and "ABT," respectively.

         You are being asked to vote on the merger agreement and additional matters at St. Jude Medical's 2016 annual meeting of shareholders, which we refer to as the shareholders' meeting. The St. Jude Medical board of directors unanimously recommends that St. Jude Medical shareholders vote "FOR" Proposal 1 to approve the merger agreement and also "FOR" Proposals 2 through 9 to be considered at the shareholders' meeting and "AGAINST" Proposal 10 to be considered at the shareholders' meeting.

         In considering the recommendation of the St. Jude Medical board of directors with regards to Proposals 1 and 2, you should be aware that certain of the St. Jude Medical directors and executive officers will have interests in the mergers that may be different from, or in addition to, the interests of St. Jude Medical shareholders generally. See the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers" of the accompanying proxy statement/prospectus.

         Your vote is important. The mergers cannot be completed unless St. Jude Medical shareholders holding at least a majority of the St. Jude Medical shares outstanding as of the close of business on September 16, 2016, the record date for the shareholders' meeting, vote in favor of approval of the merger agreement at the shareholders' meeting. The failure of any shareholder to vote will have the same effect as a vote against approving the merger agreement. Accordingly, whether or not you plan to attend the shareholders' meeting, you are requested to promptly vote your shares by proxy electronically via the Internet, by telephone or by sending in the appropriate paper proxy card as instructed in these materials.

         St. Jude Medical's shareholders' meeting will be held on October 26, 2016, beginning at 2:00 p.m. (Central Time), at the Minnesota History Center, located at 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

         This proxy statement/prospectus describes the shareholders' meeting, the mergers, the documents relating to the mergers and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page 37, for a discussion of the risks relating to the proposed mergers, and the Annexes and documents incorporated by reference.

Michael T. Rousseau President and Chief Executive Officer St. Jude Medical, Inc.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved the mergers or other transactions described in the attached proxy statement/prospectus or the securities to be issued pursuant to the first merger under the attached proxy statement/prospectus, nor have they determined if the attached proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

         The accompanying proxy statement/prospectus is dated September 26, 2016 and is first being mailed to St. Jude Medical shareholders on or about September 26, 2016.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear St. Jude Medical Shareholder:

        You are cordially invited to attend St. Jude Medical's 2016 annual meeting of shareholders, which we refer to as the shareholders' meeting. The shareholders' meeting will be held on October 26, 2016, at 2:00 p.m. (Central Time), at the Minnesota History Center, located at 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102, to consider and vote upon the following matters:

Proposal 1.	to approve the Agreement and Plan of Merger, dated as of April 27, 2016, as it may be amended from time to time, by and among Abbott Laboratories, an Illinois corporation, St. Jude Medical, Inc., a Minnesota corporation, Vault Merger Sub, Inc., a Delaware corporation, and Vault Merger Sub, LLC, a Delaware limited liability company, and adopt the plan of merger (as such term is defined in Section 302A.611 of the Minnesota Business Corporation Act) contained therein;
Proposal 2.	to approve, by advisory (non-binding) vote, certain compensation arrangements for St. Jude Medical's named executive officers in connection with the mergers contemplated by the merger agreement;
Proposal 3.	to elect three members to the St. Jude Medical board of directors for terms ending in 2019;
Proposal 4.	to approve, by advisory (non-binding) vote, the compensation of St. Jude Medical's named executive officers in 2015;
Proposal 5.	to approve the St. Jude Medical, Inc. 2016 Stock Incentive Plan;
Proposal 6.	to approve amendments to St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors;
Proposal 7.	to approve amendments to St. Jude Medical's bylaws to implement proxy access;
Proposal 8.	to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016;
Proposal 9.
to adjourn the shareholders' meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement;
Proposal 10.	a shareholder proposal regarding supermajority voting if properly presented at the meeting; and

any other business that may properly come before the meeting.

        The accompanying proxy statement/prospectus further describes the matters to be considered at the shareholders' meeting. A copy of the merger agreement has been included as Annex A to the accompanying proxy statement/prospectus.

        The record date for the shareholders' meeting is September 16, 2016. Only shareholders of record as of the close of business on September 16, 2016 are entitled to notice of, and to vote at, the shareholders' meeting. All shareholders of record as of that date are cordially invited to attend the shareholders' meeting in person. Attendance at the shareholders' meeting will be limited to St. Jude Medical shareholders as of the close of business on the record date or their authorized representatives, as more fully described under the section entitled "Information About the Shareholders' Meeting." If you wish to attend the meeting in person, you will need to register for the shareholders' meeting and print your admission ticket at www.proxyvote.com. An admission ticket and a form of valid government-issued photo identification must be presented in order to be admitted to the shareholders' meeting.

Please refer to the section entitled "Information About the Shareholders' Meeting" for further information.

        Approval of the proposal to amend St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors requires the affirmative vote of the holders of at least 80% of the outstanding shares of St. Jude Medical common stock, which we refer to as St. Jude Medical shares, entitled to vote thereon. Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding St. Jude Medical shares entitled to vote thereon. The election of directors requires that the number of votes cast "FOR" a director exceeds the number of votes cast "AGAINST" the election of that director, so long as a quorum is present (unless the number of director nominees exceeds the number of directors to be elected, which we refer to as a contested election, in which case the directors are elected by a plurality of the votes present in person or by proxy and entitled to vote on the election of directors). The approval of each other proposal to be voted on at the shareholders' meeting, as listed above, requires the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote on such proposal, so long as the total number of shares voted in favor of such proposal is greater than 25% of the outstanding St. Jude Medical shares entitled to vote thereon and a quorum is present at the outset of the meeting. The presence in person or by proxy of the holders of a majority of the St. Jude Medical shares entitled to vote at the shareholders' meeting will constitute a quorum for the transaction of business.

        The St. Jude Medical board of directors has unanimously approved the merger agreement and determined the mergers, the merger agreement and the transactions contemplated by the merger agreement to be in the best interests of St. Jude Medical and its shareholders, and unanimously recommends that St. Jude Medical shareholders vote "FOR" Proposal 1 to approve the merger agreement. The St. Jude Medical board of directors also unanimously recommends that the St. Jude Medical shareholders vote "FOR" each of the following: Proposal 2 to approve, by advisory (non-binding) vote, certain compensation arrangements for St. Jude Medical's named executive officers in connection with the mergers contemplated by the merger agreement; Proposal 3 to elect three members to the St. Jude Medical board of directors for terms ending in 2019; Proposal 4 to approve, by advisory (non-binding) vote the compensation of St. Jude Medical's named executive officers in 2015; Proposal 5 to approve the St. Jude Medical, Inc. 2016 Stock Incentive Plan; Proposal 6 to approve amendments to St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors; Proposal 7 to approve amendments to St. Jude Medical's bylaws to implement proxy access; Proposal 8 to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016; and Proposal 9 to adjourn the shareholders' meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement. The St. Jude Medical board of directors also unanimously recommends that the St. Jude Medical shareholders vote "AGAINST" Proposal 10, the shareholder proposal regarding supermajority voting, if properly presented at the meeting.

        In considering the recommendation of the St. Jude Medical board of directors with regards to Proposals 1 and 2, you should be aware that certain directors and executive officers of St. Jude Medical will have interests in the mergers that may be different from, or in addition to, the interests of St. Jude Medical shareholders generally. See the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers" of the accompanying proxy statement/prospectus.

        Your vote is very important, regardless of the number of St. Jude Medical shares that you own. We cannot complete the mergers, unless St. Jude Medical's shareholders approve the merger agreement.

        Even if you plan to attend the shareholders' meeting in person, St. Jude Medical requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the shareholders' meeting to ensure that your St. Jude Medical shares will be represented at the shareholders' meeting if you ultimately are unable to attend. If you hold your shares in street name through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the shareholders' meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your St. Jude Medical shares will not be counted for the purpose of determining whether a quorum is present at the shareholders' meeting (except in the case of broker "non-votes") and, in each case, will have the same effect as a vote "AGAINST" approval of the merger agreement and the proposal to declassify the St. Jude Medical Board of Directors.

        WHETHER OR NOT YOU PLAN TO ATTEND THE SHAREHOLDERS' MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SHAREHOLDERS' MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

By Order of the Board of Directors,

Jason Zellers Vice President, General Counsel & Corporate Secretary
St. Paul, Minnesota Dated: September 26, 2016

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CONTACT ST. JUDE MEDICAL'S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, BY TELEPHONE AT (877) 456-3524 (TOLL FREE FOR SHAREHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).

REFERENCES TO MORE INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about St. Jude Medical and Abbott, from other documents that St. Jude Medical and Abbott have filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled "Where You Can Find More Information." This information is available for you to review at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC's website at www.sec.gov.

        You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Abbott, without charge, by telephone or written request directed to Abbott's Investor Relations Department at 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention: Investor Relations, or by telephone at (224) 667-8945.

        You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning St. Jude Medical, without charge, by telephone or written request directed to St. Jude Medical's Investor Relations Department at One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347; or by telephone or written request directed to Innisfree M&A Incorporated, St. Jude Medical's proxy solicitor, at 501 Madison Avenue, 20th floor, New York, NY 10022, or by telephone at (877) 456-3524 (toll free for shareholders) or (212) 750-5833 (collect for banks and brokers).

        In order for you to receive timely delivery of the documents in advance of St. Jude Medical's 2016 annual meeting of shareholders, which we refer to as the shareholders' meeting, to be held on October 26, 2016, you must request the information no later than five business days prior to the date of the shareholders' meeting, by October 19, 2016.

 ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Abbott (File No. 333-212002), constitutes a prospectus of Abbott under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the common shares, without par value, of Abbott, which we refer to as Abbott shares, to be issued to St. Jude Medical shareholders pursuant to the merger agreement. This document also constitutes a proxy statement of St. Jude Medical under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the shareholders' meeting, at which St. Jude Medical shareholders will be asked to consider and vote upon approval of the merger agreement and other enumerated proposals.

        Abbott has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC, and St. Jude Medical has supplied all such information relating to St. Jude Medical.

        You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Abbott and St. Jude Medical have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated September 26, 2016, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to St. Jude Medical shareholders nor the issuance by Abbott of shares pursuant to the merger agreement will create any implication to the contrary.

        All references in this proxy statement/prospectus to "Abbott" refer to Abbott Laboratories, an Illinois corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to "St. Jude Medical" refer to St. Jude Medical, Inc., a Minnesota corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended January 2, 2016 mean such annual report as revised by St. Jude Medical's Current Report on Form 8-K filed with the SEC on June 7, 2016.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

Annex A:	Agreement and Plan of Merger
Annex B:	Proposed Amendments to the Articles of Incorporation and Bylaws of St. Jude Medical to Declassify the Board of Directors

Annex C:	Proposed Amendments to the Bylaws of St. Jude Medical to Implement Proxy Access
Annex D:	St. Jude Medical 2016 Stock Incentive Plan
Annex E:	Opinion of Guggenheim Securities, LLC
Annex F:	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act
Annex G:	St. Jude Medical Reconciliation of Non-GAAP Financial Measures

v

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SHAREHOLDERS' MEETING

        The following questions and answers are intended to briefly address some commonly asked questions regarding the mergers, the merger agreement and the shareholders' meeting. These questions and answers may not address all questions that may be important to you as a St. Jude Medical shareholder. Please refer to the section entitled "Summary" and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to within or incorporated by reference into this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information."

Q:
Why am I receiving this proxy statement/prospectus and proxy card?

A:
St. Jude Medical has agreed to be acquired by Abbott under the terms of the merger agreement that are described in this proxy statement/prospectus. Consequently, St. Jude Medical is asking holders of its common stock, which we refer to as St. Jude Medical shares, to consider and vote at the shareholders' meeting upon a proposal to approve the merger agreement. If the merger agreement is approved by St. Jude Medical shareholders, and the other conditions to closing under the merger agreement are satisfied or waived, the surviving company will become a wholly owned subsidiary of Abbott.

St. Jude Medical is also asking its shareholders to consider and vote at the shareholders' meeting on various other proposals as discussed below in response to the question "What am I being asked to vote on at the St. Jude Medical Shareholders' Meeting?". This proxy statement/prospectus includes important information about the mergers, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the shareholders' meeting. St. Jude Medical shareholders should read this information carefully and in its entirety. The enclosed voting materials allow shareholders to vote their shares without attending the shareholders' meeting in person.

Q:
Does my vote matter?

A:
Yes. The mergers cannot be completed, unless the merger agreement is approved by St. Jude Medical's shareholders. If you fail to submit a proxy or vote in person at the shareholders' meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, it will have the same effect as a vote "AGAINST" approval of the merger agreement. The St. Jude Medical board of directors unanimously recommends that shareholders vote "FOR" approval of the merger agreement.

Q:
What am I being asked to vote on at the shareholders' meeting?

A:
You are being asked to consider and vote upon certain proposals related to the mergers between Abbott and St. Jude Medical and various other proposals related to St. Jude Medical's 2016 annual meeting of shareholders.

Proposals Related to the Mergers.    With regard to the proposed mergers between Abbott and St. Jude Medical, you will be asked to consider and vote upon: Proposal 1 to approve the merger agreement; Proposal 2 to approve, by advisory (non-binding) vote, certain compensation arrangements for St. Jude Medical's named executive officers in connection with the merger contemplated by the merger agreement; and Proposal 9 to adjourn the shareholders' meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement.

St. Jude Medical Annual Meeting Matters.    Because St. Jude Medical has delayed its previously scheduled annual meeting, you will also be asked to consider and vote upon: Proposal 3 to elect three members to the St. Jude Medical board of directors for terms ending in 2019; Proposal 4 to approve by advisory (non-binding) vote the compensation of St. Jude Medical's named executive officers in 2015; Proposal 5 to approve the St. Jude Medical, Inc. 2016 Stock Incentive Plan; Proposal 6 to approve amendments to St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors, which we refer to as the declassification proposal; Proposal 7 to approve amendments to St. Jude Medical's bylaws to implement proxy access; Proposal 8 to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016; and Proposal 10, a shareholder proposal regarding supermajority voting if properly presented at the meeting.

Q:
How does the St. Jude Medical board of directors recommend that I vote at the shareholders' meeting?

A:
The St. Jude Medical board of directors unanimously recommends that St. Jude Medical shareholders vote "FOR" Proposal 1 to approve the merger agreement, and "FOR" Proposals 2 through 9.

Additionally, the St. Jude Medical board of directors unanimously recommends that shareholders vote "AGAINST" Proposal 10, the shareholder proposal regarding supermajority voting if properly presented at the meeting.

Q:
What is the vote required to approve each proposal at the St. Jude Medical shareholders' meeting?

A:
Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding St. Jude Medical shares entitled to vote thereon.

Approval of the declassification proposal requires the affirmative vote of the holders of at least 80% of the outstanding St. Jude Medical shares entitled to vote thereon.

Generally, the election of directors requires that the number of votes cast "FOR" a director exceeds the number of votes cast "AGAINST" the election of that director, so long as a quorum is present. However, in a contested election directors are elected by a plurality of votes present and entitled to vote thereon.

Approval of each other proposal requires the affirmative vote of a majority of St. Jude Medical shares present and entitled to vote thereon, so long as the number of shares voted "FOR" such proposal is greater than 25% of the outstanding St. Jude Medical shares entitled to vote thereon and a quorum is present at the outset of the shareholders' meeting.

See the section entitled "Information about the Shareholders' Meeting—Required Vote."

Q:
What constitutes a quorum for the shareholders' meeting?

A:
The presence in person or by proxy of the holders of a majority of St. Jude Medical shares entitled to vote at the shareholders' meeting constitutes a quorum for the transaction of business at the shareholders' meeting. Abstentions and broker "non-votes" (as discussed below) are counted as present and entitled to vote for the purpose of establishing a quorum. Except with regards to the proposal to elect directors, abstentions will be counted as present and entitled to vote for the purpose of determining the approval of a matter. Broker "non-votes" on any matter will not be considered as present and entitled to vote for the purpose of determining the approval of such matter.

Q:
What is the effect of failing to submit a proxy or vote in person at the shareholders' meeting, or voting to abstain, or not providing my bank, brokerage firm or other nominee with voting instructions on approval of each proposal?

A:
Shareholders of Record and Beneficial Owners.    Because the votes required to approve the merger agreement and the declassification proposal are both based on the number of outstanding St. Jude Medical shares, if you fail to submit a proxy or attend the shareholders' meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, it will have the same effect as a vote "AGAINST" each of these proposals.

Shareholders of Record.    If you are a record holder of St. Jude Medical shares and your shares are present (in person or by proxy) at the shareholders' meeting but you do not vote your shares and attend in person or vote to abstain in person or by proxy, it will have the effect of a vote "AGAINST" each such proposal on which you did not vote or voted to abstain, except in the case of electing directors to the St. Jude Medical board of directors on which failure to vote or abstention will have no effect.

Except with regards to the proposal to approve the merger agreement and the declassification proposal, if you are the record holder of your St. Jude Medical shares and you fail to submit a proxy or attend the shareholders' meeting, your St. Jude Medical shares will not be voted, but this will not have an effect on the votes to approve these proposals (other than resulting in failure to establish a quorum at the outset of the meeting).

Beneficial Owners.    Except with regards to the proposal to approve the merger agreement and the declassification proposal, if your St. Jude Medical shares are held through a benefit or compensation plan or in street name and you do not instruct your bank, brokerage firm or other nominee to vote your shares, it will have no effect on approval of the other proposals.

See the section entitled "Information About the Shareholders' Meeting—Required Vote."

Q:
Why did the St. Jude Medical board of directors approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers?

A:
To review the St. Jude Medical board of directors' reasons for approving and recommending approval of the merger agreement and the transactions contemplated by the merger agreement, including the mergers, see the section entitled "Proposal 1: The Mergers—St. Jude Medical Board of Directors' Recommendations and Reasons for the Mergers."

Q:
What will I receive if the mergers are completed?

A:
If the mergers are completed, each St. Jude Medical share issued and outstanding immediately prior to the completion of the first merger will be converted into the right to receive (i) $46.75 in cash and (ii) 0.8708 of an Abbott share, in each case, less any applicable withholding taxes. We refer to (i) and (ii) together as the per share merger consideration. The per share merger consideration is subject to adjustment in certain limited circumstances. See the section entitled "Proposal 1: The Mergers—Per Share Merger Consideration." We refer to the 0.8708 of an Abbott share as the exchange ratio.

Q:
What happens if I am entitled to receive a fraction of an Abbott share as part of the per share merger consideration?

A:
If the aggregate number of Abbott shares that you are entitled to receive as part of the per share merger consideration includes a fraction of an Abbott share, you will receive cash in respect of that fractional share, as described in the section entitled "The Merger Agreement—Effective Times,

Effects of the Mergers; Organizational Documents of the Surviving Company; Directors and Officers."

Q:
What is the value of the per share merger consideration?

A:
The exact value of the per share merger consideration that St. Jude Medical shareholders receive will depend on the price for Abbott shares at the effective time of the first merger, which we refer to as the first effective time. That price will not be known at the time of the shareholders' meeting and may be different than the current price or the price at the time of the shareholders' meeting. Based on the closing price on the New York Stock Exchange, which we refer to as the NYSE, for Abbott shares of $43.83 on April 27, 2016, the last trading day before public announcement of the mergers, and assuming that the per share merger consideration is not adjusted, the value of the per share merger consideration would be $84.92 for each St. Jude Medical share. Based on the closing price on the NYSE for Abbott shares of $41.87 on September 16, 2016, the latest practicable trading date before the mailing of this proxy statement/prospectus, the value of the per share merger consideration would be $83.21 for each St. Jude Medical share. We urge you to obtain current market quotations for Abbott shares and St. Jude Medical shares.

Q:
What will holders of St. Jude Medical equity awards receive in the mergers?

A:
Stock Options.    Certain St. Jude Medical options will be deemed exercised upon the occurrence of the mergers, which we refer to as surrendered St. Jude Medical options, and others will be assumed by Abbott and converted into similar Abbott options. Additionally, Abbott may elect to treat some or all St. Jude Medical options which otherwise would be assumed and converted into Abbott options as surrendered St. Jude Medical options, and deem them exercised upon the occurrence of the mergers. See the section entitled "The Merger Agreement—

Treatment of St. Jude Medical Equity Awards."

Restricted Share Awards.    Each St. Jude Medical restricted share award that is outstanding immediately prior to the first effective time will vest as of the first effective time and be canceled and converted into the right to receive the per share merger consideration with respect to each St. Jude Medical share subject to such restricted share award, less applicable withholding taxes.

Restricted Stock Units.    Certain St. Jude Medical restricted stock unit awards, or St. Jude Medical RSU awards, will be canceled and converted into the right to receive the per share merger consideration, which we refer to as surrendered St. Jude Medical RSU awards, and others will be assumed by Abbott and converted into similar Abbott RSU awards. Additionally, Abbott may elect to treat some or all St. Jude Medical RSU awards which otherwise would be assumed and converted into Abbott RSUs as surrendered St. Jude Medical RSU awards, cancel such surrendered St. Jude Medical RSU awards and convert them into the per share merger consideration. See the section entitled "The Merger Agreement—Treatment of St. Jude Medical Equity Awards."

Q:
What will happen to St. Jude Medical as a result of the mergers?

A:
If the mergers are completed, the surviving company will become a wholly owned subsidiary of Abbott. As a result of the mergers, St. Jude Medical will no longer be a publicly held company. Following the mergers, St. Jude Medical shares will be delisted from the NYSE and deregistered under the Exchange Act.

Q:
When do you expect the mergers to be completed?

A:
Subject to the satisfaction or waiver of the closing conditions described under the section entitled "The Merger Agreement—Conditions to Completion of the Mergers",

including approval of the merger agreement by St. Jude Medical shareholders at the shareholders' meeting, Abbott and St. Jude Medical expect that the mergers will be completed during the fourth quarter of 2016. However, it is possible that the mergers could be completed at a different time or not at all.

Q:
What are the material U.S. federal income tax consequences of the mergers to St. Jude Medical shareholders?

A:
The mergers, taken together, are intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. It is a condition to completion of the mergers that each of Abbott and St. Jude Medical receive an opinion of nationally recognized outside counsel, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Accordingly, subject to the limitations, exceptions, representations, assumptions and qualifications described in the section entitled "Material U.S. Federal Income Tax Consequences," U.S. holders (as such term is defined below under "Material U.S. Federal Income Tax Considerations") of St. Jude Medical shares that receive the per share merger consideration (other than cash received in respect of fractional Abbott shares) in exchange for St. Jude Medical shares pursuant to the first merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Abbott shares and cash received by the U.S. holder exceeds such U.S. holder's adjusted tax basis in its St. Jude Medical shares surrendered and (ii) the amount of cash received by such U.S. holder. A St. Jude Medical shareholder will recognize gain or loss with respect to cash received in respect of a fractional Abbott share measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share.

St. Jude Medical shareholders should consult their own tax advisors regarding the particular tax consequences of the exchange of St. Jude Medical shares for the per share merger consideration in the first merger in light of their particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). For a more detailed discussion of the material U.S. federal income tax consequences of the mergers to St. Jude Medical shareholders, see the section entitled "Material U.S. Federal Income Tax Consequences."

Q:
Assuming the mergers are completed, how will I receive the per share merger consideration to which I am entitled?

A:
For each St. Jude Medical shareholder whose St. Jude Medical shares are held in book-entry form and will be converted into the right to receive the per share merger consideration at the first effective time, Abbott will cause the exchange agent to pay and deliver as promptly as practicable after the first effective time (i) the per share merger consideration, (ii) any fractional share cash amount and (iii) any dividends or distributions with respect to Abbott shares with a record date after the first effective time but prior to the time of delivery by the exchange agent, which we refer to as owed dividends or distributions.

For each St. Jude Medical shareholder of record whose St. Jude Medical shares are held in certificated form, which we refer to as St. Jude Medical share certificates, and will be converted into the right to receive the per share merger consideration at the first effective time, Abbott will cause the exchange agent, within four business days after the first effective time, to mail a letter of transmittal and instructions for surrendering such St. Jude Medical share certificates in exchange for the merger consideration. Upon surrender of a certificate representing St. Jude Medical shares and a duly executed letter of transmittal to the exchange agent in compliance with the instructions for surrender, Abbott will, in exchange for such certificates, cause the exchange agent to pay and deliver as promptly as practicable (i) the per share merger consideration, (ii) any fractional share cash amount and (iii) the amount of any owed dividends or distributions. Please do not send your St. Jude Medical share certificates with your proxy card.

See the section entitled "The Merger Agreement—Exchange and Payment Procedures."

Q:
Will my Abbott shares received in the first merger receive a dividend?

A:
After the closing of the first merger, as a holder of Abbott shares, you will receive the same dividends on Abbott shares that all other holders of Abbott shares might receive based on a dividend record date that occurs after the mergers are completed.

While it cannot assure its future financial performance, Abbott anticipates continuing to pay dividends on its shares in the foreseeable future. Most recently, Abbott declared a quarterly dividend of $0.26 per Abbott share, which will be paid on August 15, 2016 to holders of record on July 15, 2016. Under the terms of the merger agreement, Abbott is not permitted to pay any dividends or make any distributions with a record date after the date of the merger agreement and prior to completion of the mergers, other than its regular quarterly cash dividends on its shares in amounts consistent with past practice and declared and paid in a manner consistent with prior timing. See the section entitled "Comparative Per Share Market Price and Dividend Information" for a comparison of the historical dividend practices of Abbott and St. Jude Medical.

Q:
If the merger agreement is approved and the mergers are completed, will the other proposals to be voted on at the shareholders' meeting be binding on Abbott or the surviving company after completion of the mergers?

A:
If the merger agreement is approved and, upon satisfaction of all necessary conditions,

the mergers are completed, none of the other proposals (regardless of whether they were approved) will impose any continuing obligations on Abbott or the surviving company.

Q:
Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for St. Jude Medical's named executive officers generally and in connection with the merger?

A:
Under SEC rules, St. Jude Medical is required to seek an advisory (non-binding) vote with respect to the shareholders' compensation of its named executive officers in 2015 and with respect to compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the mergers.

Q:
What will happen if St. Jude Medical shareholders do not approve the merger-related compensation proposal?

A:
Approval of the compensation that may be paid or become payable to St. Jude Medical's named executive officers that is based on, or otherwise relates to, the mergers is not a condition to completion of the mergers. The vote is an advisory vote and will not be binding on St. Jude Medical or the surviving company after the mergers. If the mergers are completed, the merger-related compensation may be paid to St. Jude Medical's named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if St. Jude Medical shareholders do not approve, by advisory (non-binding) vote, the merger-related compensation.

Q:
Do any of St. Jude Medical's directors or executive officers have interests in the merger that may differ from those of St. Jude Medical shareholders?

A:
St. Jude Medical's non-employee directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of St. Jude Medical shareholders generally. The St. Jude Medical board of directors was aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that St. Jude Medical shareholders approve the merger agreement. For a description of these interests, refer to the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers."

Q:
Who can vote at the shareholders' meeting?

A:
All holders of record of St. Jude Medical shares as of the close of business on September 16, 2016, the record date for the shareholders' meeting, which we refer to as the record date, are entitled to receive notice of, and to vote at, the shareholders' meeting. Each holder of St. Jude Medical shares is entitled to cast one vote on each matter properly brought before the shareholders' meeting for each St. Jude Medical share that such holder owned of record as of the record date.

Q:
When and where is the shareholders' meeting?

A:
The shareholders' meeting will be held on October 26, 2016, at 2:00 p.m. (Central Time), at the Minnesota History Center located at 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102. The location is accessible to handicapped persons. If you wish to attend the meeting in person, you will need to register for the shareholders' meeting and print your admission ticket at www.proxyvote.com. An admission ticket and a form of valid government-issued photo identification must be presented in order to be admitted to the shareholders' meeting.

Q:
What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:
You are a "shareholder of record" if your shares are registered directly in your name with St. Jude Medical's transfer agent, Wells Fargo Shareowner Services. As the shareholder of record, you have the right to vote in person at the shareholders' meeting. You may also vote by Internet or telephone, as described in the notice and below under the heading "How do I vote?" You are deemed to beneficially own shares in "street name" if your shares are held by a bank, brokerage firm or other nominee or other similar organization. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by your bank, brokerage firm or other nominee to vote your shares. You are invited to attend the shareholders' meeting; however, you may not vote your shares in person at the shareholders' meeting unless you obtain a "legal proxy" from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the shareholders' meeting.

Q:
If my St. Jude Medical shares are held in street name by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
Absent voting instructions from a beneficial holder, under the rules of the NYSE, banks, brokerage firms and other nominees do not have discretionary authority to vote on "non-routine" matters. Therefore, if you do not instruct your bank, brokerage firm or other nominee how to vote, your bank, brokerage firm or other nominee will not be permitted to vote your St. Jude Medical shares on any of the proposals to be considered at the shareholders' meeting, except for the proposal to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016.

When a bank, brokerage firm returns a valid proxy but has not received voting instructions and does not have or discretionary authority to vote on a particular proposal, a so-called broker "non-vote" occurs.

A broker "non-vote" will have the same effect as a vote "AGAINST" approval of the merger agreement and "AGAINST" the declassification proposal. However, not instructing your bank, brokerage firm or other nominee will not have an effect on approval of the other proposals to be voted on at the shareholders' meeting.

To assure your shares are voted on all of the proposals to be considered at the shareholders' meeting, you should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your St. Jude Medical shares.

Q:
How many votes do I have?

A:
Each St. Jude Medical shareholder is entitled to one vote for each St. Jude Medical share held of record as of the close of business on the record date.

As of the close of business on the record date, there were 285,587,582 St. Jude Medical shares outstanding. As summarized above, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:
How do I vote?

A:
Shareholders of Record.    If you are a shareholder of record, you can vote in the following ways:

•
By Internet: by following the Internet voting instructions on the notice or proxy card at any time up until 11:59 p.m. (Eastern Time) on October 25, 2016;

•
By Telephone: by following the telephone voting instructions included in the notice or proxy card at any time up until 11:59 p.m. (Eastern Time) on October 25, 2016; or

•
By Mail: by marking, dating and signing your proxy card in accordance with the instructions on it and returning it by mail in the preaddressed reply envelope provided with the proxy materials. The proxy card must be received prior to the shareholders' meeting.
  •
  In Person: If you satisfy the admission requirements to the shareholders' meeting, as described above under the heading "When and where is the shareholders' meeting?", you may vote your shares in person at the meeting. Even if you plan to attend the shareholders' meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the shareholders' meeting.

Beneficial Owners.    If your St. Jude Medical shares are held through a benefit or compensation plan or in street name, your plan trustee or your bank, broker or other nominee should give you instructions for voting your shares; however, the due dates for providing your vote to your plan trustee or your bank, broker or other nominee may differ from those set out in this proxy statement/prospectus for record holders. You should follow the instructions provided by your bank, brokerage firm or other nominee to vote your shares. If you satisfy the admission requirements to the shareholders' meeting, as described above under the heading "When and where is the shareholders' meeting?", you may attend the shareholders' meeting; however, you may not vote your shares in person at the shareholders' meeting unless you obtain a "legal proxy" from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the shareholders' meeting. Shares held through a benefit or compensation plan cannot be voted in person at the shareholders' meeting.

Q:
How can I change or revoke my vote?

A:
If you are a shareholder of record, you may change your vote or revoke your proxy by:

•
filing a written statement to that effect with St. Jude Medical's corporate secretary, at or before the taking of the vote at the shareholders' meeting;

  •
  voting again via the Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Time) on October 25, 2016;

  •
  submitting a properly signed proxy card with a later date that is received at or prior to the shareholders' meeting; or

  •
  attending the shareholders' meeting, revoking your proxy and voting in person.

The written statement or subsequent proxy should be delivered to St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Corporate Secretary, or hand delivered to the Corporate Secretary, before the taking of the vote at the shareholders' meeting. If you are a beneficial owner and hold shares through a broker, bank or other nominee, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your voting instructions in person at the shareholders' meeting if you obtain a signed proxy from your broker, bank or other nominee giving you the right to vote the shares.

Q:
If a shareholder gives a proxy, how are the St. Jude Medical shares voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your St. Jude Medical shares in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your St. Jude Medical shares should be voted "FOR" or "AGAINST" or to "ABSTAIN" from voting on all, some or none of the specific items of business to come before the shareholders' meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted "FOR" approval of the merger agreement, "AGAINST" the shareholder proposal regarding supermajority voting if properly presented at the meeting and "FOR" all of the other proposals to be voted on at the shareholders' meeting as listed in this proxy statement/prospectus.

Q:
What should I do if I receive more than one set of voting materials?

A:
If you hold St. Jude Medical shares in street name and also directly as a record holder or if you hold St. Jude Medical shares in more than one brokerage account, you may receive more than one set of voting materials relating to the shareholders' meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your St. Jude Medical shares are voted. If you hold your shares in "street name" through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:
What happens if I sell my St. Jude Medical shares either before the shareholders' meeting or after the shareholders' meeting but before the first effective time?

A:
The record date is earlier than both the date of the shareholders' meeting and the first effective time. If you transfer your St. Jude Medical shares after the close of business on the record date but before the shareholders' meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the shareholders' meeting but will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration, you must hold your shares at the first effective time.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
St. Jude Medical has engaged Innisfree M&A Incorporated at an estimated cost of $50,000, plus reimbursement of reasonable expenses, to assist in the solicitation of proxies from brokers, nominees, institutions and individuals. Proxies may also be solicited on St. Jude Medical's behalf by St. Jude Medical's directors, officers or employees (for no additional compensation). Arrangements will also be made with custodians, nominees and fiduciaries for forwarding a notice or printed proxy materials, as applicable, to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and St. Jude Medical will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Q:
Where can I find the voting results of the shareholders' meeting?

A:
The preliminary voting results will be announced at the shareholders' meeting. In addition, within four business days following certification of the final voting results, St. Jude Medical intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:
Am I entitled to exercise dissenters' rights instead of receiving the per share merger consideration for my St. Jude Medical shares?

A:
St. Jude Medical shareholders who do not vote in favor of the mergers are entitled to dissenters' rights under Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, which we refer to as the MBCA, provided they follow the procedures and satisfy the conditions set forth in Sections 302A.471 and 302A.473 of the MBCA (and any procedures set out by St. Jude Medical in accordance with such sections, including, among other things, surrendering of stock certificates or compliance with transfer restrictions). For more information regarding dissenters'

rights, see the section entitled "Dissenters' Rights of St. Jude Medical Shareholders". In addition, a copy of Sections 302A.471 and 302A.473 of the MBCA are attached as Annex F to this proxy statement/prospectus.

Q:
Are there any risks that I should consider in deciding whether to vote for approval of the merger agreement?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled "Risk Factors." You also should read and carefully consider the risk factors of Abbott and St. Jude Medical contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
What are the conditions to completion of the mergers?

A:
In addition to the approval of the merger agreement by St. Jude Medical shareholders as described above, completion of the mergers is subject to the satisfaction of a number of other conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, and all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each applicable competition law of specified jurisdictions relating to the transactions contemplated by the merger agreement must have been made, expired, terminated or obtained, as the case may be. Additionally, among other things, completion of the mergers is conditioned on the accuracy of representations and warranties made in the merger agreement (subject to the materiality standards set forth in the merger agreement), Abbott's and St. Jude Medical's performance of all of their respective obligations under the merger agreement in all material respects, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order by the SEC), approval of the listing on the NYSE of the Abbott shares to be issued in the first merger, the absence of an injunction or other order prohibiting the mergers, the absence of a material adverse effect (as defined in the merger agreement) on either St. Jude Medical or Abbott and the receipt by each of Abbott and St. Jude Medical of an opinion of nationally recognized outside counsel, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled "The Merger Agreement—Conditions to Completion of the Mergers."

Q:
What happens if the mergers are not completed?

A:
If the merger agreement is not approved by St. Jude Medical shareholders or if the mergers are not completed for any other reason, St. Jude Medical shareholders will not receive any consideration for their St. Jude Medical shares. Instead, St. Jude Medical will remain an independent public company and St. Jude Medical shares will continue to be listed and traded on the NYSE and registered under the Exchange Act. St. Jude Medical is required to pay Abbott a termination fee of $685 million if the merger agreement is terminated in certain circumstances. For a more complete summary of the circumstances in which St. Jude Medical will be required to pay a termination fee to Abbott if the mergers are not completed, see the section entitled "The Merger Agreement—Termination of the Merger Agreement—Termination Fee".

Q:
Who can help answer any other questions I have?

A:
If you have additional questions about the mergers or merger agreement, need assistance in submitting your proxy or voting your St. Jude Medical shares, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, St. Jude Medical's proxy solicitor, by calling (877) 456-3524 (toll-free for shareholders) or (212) 750-5833 (collect for banks and brokers).

SUMMARY

        The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a St. Jude Medical shareholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled "Where You Can Find More Information".

The Parties to the Mergers

(Page 50)

St. Jude Medical, Inc.

        St. Jude Medical, Inc., a Minnesota corporation, is a leading global medical device manufacturer and is dedicated to transforming the treatment of some of the world's most expensive epidemic diseases. St. Jude Medical does this by developing cost-effective medical technologies that save and improve lives of patients around the world. St. Jude Medical employs approximately 18,000 people worldwide and has five major areas of focus that include heart failure, atrial fibrillation, neuromodulation, traditional cardiac rhythm management and cardiovascular. St. Jude Medical shares are listed on the NYSE under the symbol "STJ."

Abbott Laboratories

        Abbott Laboratories, an Illinois corporation, is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 74,000 people. Abbott shares are listed on the NYSE under the symbol "ABT." Abbott shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside of the United States, Abbott shares are listed on the London Stock Exchange and the SIX Swiss Exchange. The ticker symbol for Abbott shares on such other exchanges is also "ABT."

Vault Merger Sub, Inc. and Vault Merger Sub, LLC

        Vault Merger Sub, Inc., a Delaware corporation, and Vault Merger Sub, LLC, a Delaware limited liability company, are each wholly owned subsidiaries of Abbott and were formed solely for the purpose of facilitating the mergers. Neither Vault Merger Sub, Inc. nor Vault Merger Sub, LLC has carried on any activities or operations to date, except for those activities incidental to their formation and undertaken in connection with the transactions contemplated by the merger agreement.

The Mergers and the Merger Agreement

(Pages 51, 86 and Annex A)

        The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the mergers.

        Pursuant to and subject to the limitations contained in the merger agreement, two mergers will occur: Vault Merger Sub, Inc. will merge with and into St. Jude Medical, with St. Jude Medical surviving the first merger as a wholly owned subsidiary of Abbott, and promptly thereafter St. Jude Medical will merge with and into Vault Merger Sub, LLC, with Vault Merger Sub, LLC surviving the second merger as a wholly owned subsidiary of Abbott.

Per Share Merger Consideration

(Page 51)

        Upon completion of the first merger, each St. Jude Medical share issued and outstanding immediately prior to the first effective time

(other than those shares owned by Abbott or by any subsidiary of Abbott or of St. Jude Medical, or with respect to which dissenters' rights have been properly exercised in accordance with the MBCA) will automatically be converted into the right to receive the per share merger consideration. The per share merger consideration is subject to adjustment in certain limited circumstances and cash will be paid in respect of any fractional Abbott shares to which a St. Jude Medical shareholder would otherwise be entitled. See the sections entitled "Proposal 1: The Mergers—Per Share Merger Consideration" and "The Merger Agreement—Effective Times, Effects of the Mergers; Organizational Documents of the Surviving Company; Directors and Officers."

        In the event that, prior to the first effective time, the outstanding St. Jude Medical shares or Abbott shares are changed into a different number of shares or a different class of shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon is declared with a record date within said period, then the exchange ratio will be appropriately adjusted to provide St. Jude Medical's shareholders and equity award holders the same economic effect as prior to the event.

Treatment of St. Jude Medical Equity Awards

(Page 90)

Treatment of Stock Options

        As described below, certain St. Jude Medical options will be deemed exercised upon the occurrence of the mergers and others will be assumed by Abbott and converted into similar Abbott options. Additionally, Abbott may elect to treat some or all St. Jude Medical options which otherwise would be assumed and converted into Abbott options as surrendered St. Jude Medical options and deem them exercised upon the occurrence of the mergers.

        Each surrendered St. Jude Medical option will be deemed exercised pursuant to a cashless exercise and settled by the deemed issuance of a number of St. Jude Medical shares (rounded down to the nearest whole share, but with any partial shares otherwise issuable settled in cash) equal to the difference of (i) the number of St. Jude Medical shares subject to such surrendered St. Jude Medical option as of immediately prior to the first effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) St. Jude Medical shares that, when multiplied by the "Fair Market Value" (as defined in the applicable plan providing for such award), is equal to the aggregate exercise price of such surrendered St. Jude Medical option. Each St. Jude Medical share deemed issued pursuant to the deemed option exercise will be converted into the right to receive the per share merger consideration, less applicable withholding taxes.

        Additionally, each option to purchase St. Jude Medical shares granted under a St. Jude Medical share plan and any other compensatory option to purchase St. Jude Medical shares (excluding any option granted under certain employee stock purchase plans) that is outstanding immediately prior to the first effective time and is not a surrendered St. Jude Medical option will be assumed by Abbott and converted into an option to acquire, on substantially the same terms and conditions, a number of Abbott shares equal to the product (rounded down to the nearest whole share) of (i) the number of St. Jude Medical shares subject to such option multiplied by (ii) the stock award exchange ratio (as defined in the merger agreement), at an exercise price per Abbott share equal to the quotient (rounded up to the nearest whole cent) of (a) the per share exercise price for the St. Jude Medical shares subject to such assumed option as of immediately prior to the first effective time divided by (b) the stock award exchange ratio. Further, the vesting of each such converted option, to the extent then unvested, will accelerate in full upon the second anniversary of the first effective time if the holder of such award remains employed with Abbott or any of its subsidiaries through such date.

Treatment of Restricted Share Awards

        Each St. Jude Medical restricted share award that is outstanding immediately prior to the first effective time will vest as of the first effective time and be canceled and converted into the right to receive the per share merger consideration with respect to each St. Jude Medical share subject to such restricted share award, less applicable withholding taxes.

Treatment of Restricted Stock Units

        As described below, certain St. Jude Medical restricted stock unit awards, or St. Jude Medical RSU awards, will be canceled and converted into the right to receive the per share merger consideration and others will be assumed by Abbott and converted into similar Abbott RSUs. Additionally, Abbott may elect to treat some or all St. Jude Medical RSU awards which otherwise would be assumed and converted into Abbott RSUs as surrendered St. Jude Medical RSU awards, cancel such surrendered St. Jude Medical RSU awards and convert them into the per share merger consideration.

        At the first effective time, each surrendered St. Jude Medical RSU award will be canceled and converted into the right to receive the per share merger consideration (or, with respect to such surrendered St. Jude Medical RSU awards that are settled in cash under their existing terms, the cash equivalent thereof) with respect to each St. Jude Medical share subject to such surrendered St. Jude Medical RSU awards, less applicable withholding taxes.

        Additionally, at the first effective time, each St. Jude Medical RSU award that (i) is outstanding immediately prior to the first effective time and (ii) is not a surrendered St. Jude Medical RSU award will be assumed by Abbott and converted into an Abbott RSU award, with substantially the same terms and conditions as were applicable to such St. Jude Medical RSU award, for a number of Abbott shares equal to the product (rounded to the nearest whole share) of (a) the number of St. Jude Medical shares subject to such St. Jude Medical RSU award multiplied by (b) the stock award exchange ratio (as defined in the merger agreement). Further, the vesting of each such assumed RSU award, to the extent then unvested, will accelerate in full upon the second anniversary of the first effective time if the holder of such award remains employed by Abbott or any of its subsidiaries. Upon vesting, settlement will occur at such time as is permitted by applicable law and will be subject to applicable withholding taxes.

Financing of the Mergers

(Page 81)

        Abbott expects to fund the cash portion of this transaction with available cash and a combination of medium- and long-term debt.

        Abbott has obtained a debt commitment letter, which we refer to as the debt commitment letter, from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., and certain other financial institutions which we refer to as the commitment parties, pursuant to which the commitment parties have agreed to provide a $17.2 billion senior unsecured bridge facility, which we refer to as the bridge facility. The bridge facility is comprised of two tranches: (i) a $15.2 billion, 364-day unsecured bridge term loan tranche and (ii) a $2.0 billion, 120-day unsecured bridge term loan tranche.

        The obligation of the commitment parties to provide debt financing under the debt commitment letter is subject to a number of conditions. Abbott's obligation to complete the mergers is not conditioned upon the receipt of any financing.

St. Jude Medical Board of Directors' Recommendation and Reasons for the Mergers

(Page 56)

        After careful consideration, the St. Jude Medical board of directors unanimously recommends that St. Jude Medical shareholders vote (1) "FOR" the proposal to adopt the merger agreement, (2) "FOR" the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to St. Jude Medical's named executive officers in connection with the mergers and the agreements and understandings pursuant to which such compensation may be paid or become payable, and (3) "FOR" the proposal to adjourn the St. Jude Medical annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement. For a more complete discussion of the factors that the St. Jude Medical board of directors considered, see "Proposal 1: The Mergers—St. Jude Medical Board of Directors Recommendation and Reasons for the Mergers."

Opinion of St. Jude Medical's Financial Advisor

(Page 60 and Annex E)

        St. Jude Medical retained Guggenheim Securities, LLC (which we refer to as Guggenheim Securities) to act as its financial advisor in connection with the potential sale of St. Jude Medical. Guggenheim Securities delivered an opinion to the St. Jude Medical board of directors to the effect that, as of April 27, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the per share merger consideration to be received in the first merger by holders of St. Jude Medical common stock was fair, from a financial point of view, to such holders. The full text of Guggenheim Securities' written opinion, which is attached as Annex E to this proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

        Guggenheim Securities' opinion was provided to the St. Jude Medical board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the per share merger consideration. Guggenheim Securities' opinion and any materials provided in connection therewith did not constitute a recommendation to the St. Jude Medical board of directors with respect to the mergers, nor does Guggenheim Securities' opinion constitute advice or a recommendation to any shareholder as to how to vote in connection with the mergers or otherwise. Guggenheim Securities' opinion addresses only the fairness, from a financial point of view and as of its date, of the per share merger consideration to the extent expressly specified in Guggenheim Securities' opinion and Guggenheim Securities did not express any view or opinion as to any other term, aspect or implication of the mergers or the merger agreement (including, without limitation, the form or structure of the mergers or the potential adjustment to the aggregate cash consideration as set forth in the merger agreement) or any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the mergers. For a description of the opinion that the St. Jude Medical board of directors received from Guggenheim Securities, see "Proposal 1: The Mergers—Opinion of St. Jude Medical's Financial Advisor."

Information About the Shareholders' Meeting

(Page 46)

Time, Place and Purpose of the Shareholders' Meeting

        St. Jude Medical's 2016 annual meeting of shareholders, which we refer to as the shareholders' meeting, is being convened to, among other things, vote upon approval of the merger agreement and will be held on October 26, 2016, at 2:00 p.m. (Central Time). The meeting will be held at the Minnesota History Center, located at 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102. The location is accessible to handicapped persons.

        Attendance at the shareholders' meeting will be limited to St. Jude Medical shareholders as of the close of business on the record date or their authorized representatives. If you wish to attend the meeting in person, you will need to register for the shareholders' meeting and print your admission ticket at www.proxyvote.com. An admission ticket and a form of valid government-issued photo identification must be presented in order to be admitted to the shareholders' meeting. See the section entitled "Information About the Shareholders' Meeting."

        At the shareholders' meeting, St. Jude Medical shareholders will be asked to consider and vote upon: Proposal 1 to approve the merger agreement; Proposal 2 to approve, by advisory (non-binding) vote, certain compensation arrangements for St. Jude Medical's named executive officers in connection with the mergers contemplated by the merger agreement; Proposal 3 to elect three members to the St. Jude Medical board of directors for terms ending in 2019; Proposal 4 to approve by advisory (non-binding) vote the compensation of St. Jude Medical's named executive officers in 2015; Proposal 5 to approve the St. Jude Medical, Inc. 2016 Stock Incentive Plan; Proposal 6 to approve amendments to St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors; Proposal 7 to approve amendments to St. Jude Medical's bylaws to implement proxy access; Proposal 8 to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016; Proposal 9 for adjournment of the shareholders' meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement; Proposal 10, a shareholder proposal regarding supermajority voting if properly presented at the meeting; and any other business that may properly come before the meeting.

        However, if the mergers are completed, none of the other proposals (regardless of whether they were approved) will impose any continuing obligations on Abbott or the surviving company.

Record Date and Quorum

        You are entitled to receive notice of, and to vote at, the shareholders' meeting if you are an owner of record of St. Jude Medical shares as of the close of business on September 16, 2016, the record date for the shareholders' meeting. As of the close of business on the record date, there were 285,587,582 St. Jude Medical shares outstanding and entitled to vote. You will have one vote on all matters properly coming before the shareholders' meeting for each St. Jude

Medical share that you owned on the record date.

        The presence, in person or represented by proxy, of holders of a majority of the outstanding St. Jude Medical shares entitled to vote at the shareholders' meeting constitutes a quorum for the transaction of business at the shareholders' meeting. Abstentions and broker "non-votes" are considered present for the purpose of establishing a quorum for transaction of business at the shareholders' meeting.

Required Vote

        Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding St. Jude Medical shares entitled to vote thereon.

        Approval of the declassification proposal requires the affirmative vote of the holders of at least 80% of the outstanding St. Jude Medical shares entitled to vote thereon.

        Generally, the election of directors requires that the number of votes cast "FOR" a director exceeds the number of votes cast "AGAINST" the election of that director, so long as a quorum is present at the outset of the meeting. However, in a contested election, where the number of director nominees exceeds the number of directors to be elected, directors are elected by a plurality of the votes present in person or by proxy and entitled to vote on the election of directors.

        The approval of each other proposal to be voted on at the shareholders' meeting, requires the affirmative vote of a majority of the St. Jude Medical shares present (in person or by proxy) and entitled to vote on such proposal, so long as the total number of shares voted in favor of such proposal is greater than 25% of the outstanding St. Jude Medical shares entitled to vote thereon and a quorum is present.

        Except with regards to the proposal to elect directors, abstentions will be counted as shares that are present and entitled to vote in determination of the approval of such matter. Broker "non-votes" on any matter will not be considered as present and entitled to vote for the purpose of determining the approval of such matter.

        Shareholders of Record and Beneficial Owners.    Because each of the affirmative votes required to approve the merger agreement and to approve the declassification proposal is based on the total number of outstanding St. Jude Medical shares, if you fail to submit a proxy or to attend the shareholders' meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, it will have the same effect as a vote "AGAINST" approval of each of these proposals.

        If you submit a proxy but do not indicate how you wish to vote on a proposal, the shares represented by your proxy will be voted "FOR" approval of the merger agreement, "AGAINST" the shareholder proposal regarding supermajority voting if properly presented at the meeting and "FOR" each other proposal to be voted on at the shareholders' meeting as listed in this proxy statement/prospectus.

        Shareholders of Record.    If you are a record holder of St. Jude Medical shares and your shares are present at the shareholders' meeting (whether due to your presence at the meeting or representation of your shares by proxy at the meeting) but your shares are not voted in person or are voted to abstain, this will have the effect of a vote "AGAINST" each such proposal on which you did not vote in person or voted to abstain, except in the case of a vote to abstain on the proposal to elect three members to the St. Jude Medical board of directors for terms ending in June 2019, which will have no effect on the approval of such proposal.

        Except with regards to the proposal to approve the merger agreement and the proposal to amend St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors, if you are the record holder of your St. Jude Medical shares and you fail to submit a proxy or attend the shareholders' meeting, your St. Jude Medical shares will not be voted, but this will not have an effect on the votes to approve the proposals to be voted on at the shareholders' meeting (other than resulting in failure to establish a quorum at the outset of the meeting).

        Beneficial Owners.    Except with regards to the proposal to approve the merger agreement and the declassification proposal, if your St. Jude Medical shares are held through a benefit or compensation plan or in street name and you do not instruct your bank, brokerage firm or other nominee to vote your shares, it will have no effect on approval of the proposals to be voted on at the shareholders' meeting. Your shares will be counted as present and entitled to vote for purpose of establishing a quorum for transaction of business at the shareholders' meeting. See the section entitled, "Information About the Shareholders' Meeting—Vote Required."

Proxies and Revocations

        Any shareholder of record entitled to vote at the shareholders' meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the shareholders' meeting. If your St. Jude Medical shares are held in "street name" through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your St. Jude Medical shares using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the shareholders' meeting, or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, it will have the same effect as a vote "AGAINST" approval of the merger agreement and approval of the declassification proposal.

        You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the shareholders' meeting and voting in person, or by giving written notice of revocation to St. Jude Medical prior to the time the shareholders' meeting begins. Written notice of revocation should be mailed to: St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Corporate Secretary.

Interests of St. Jude Medical's Directors and Executive Officers in the Mergers

(Page 111)

        Non-employee directors and executive officers of St. Jude Medical have certain interests in the mergers that may be different from or in addition to the general interests of St. Jude Medical shareholders. These interests include, among others, potential severance benefits and other payments, the treatment of outstanding equity awards pursuant to the merger agreement and rights to ongoing indemnification and insurance coverage. The St. Jude Medical board of directors was aware of and considered those interests, among other matters, in reaching its decision to (i) approve the mergers and the other transactions contemplated thereby, (ii) adopt, approve and declare advisable the merger agreement, and (iii) resolve to recommend the adoption of the merger agreement to St. Jude Medical shareholders. See the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers" for a more detailed description of these interests.

        At the close of business on the record date, the percentage of outstanding St. Jude Medical shares entitled to vote held by St. Jude Medical's directors, executive officers and their affiliates was 2.46%, and the percentage of outstanding St. Jude Medical shares entitled to vote held by Abbott's directors, executive officers and their affiliates was 0%. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding St. Jude Medical shares entitled to vote thereon.

Regulatory Approvals

(Page 82)

        Completion of the mergers is conditioned upon (i) the expiration or early termination of the applicable waiting period under the HSR Act and (ii) all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each applicable competition law of specified jurisdictions having been made, expired, terminated or obtained, as the case may be.

Dissenters' Rights of St. Jude Medical Shareholders

(Page 223)

        If the merger agreement is approved and the first merger becomes effective, holders of St. Jude Medical shares who do not vote in favor of approval of the merger agreement will be entitled to statutory dissenters' rights provided they follow the procedures and satisfy the conditions set forth in Sections 302A.471 and 302A.473 of the MBCA (and any procedures set out by St. Jude Medical in accordance with such sections, including, among other things, surrendering of stock certificates or compliance with transfer restrictions). For a description of the rights of such St. Jude Medical shareholders and of the procedures that must be followed in order to assert such rights and obtain payment of the "fair value" of their St. Jude Medical shares, see Sections 302A.471 and 302A.473 of the MBCA, copies of which are attached as Annex F, as well as the information in the section entitled "Dissenters' Rights of St. Jude Medical Shareholders."

        IN ORDER TO PERFECT DISSENTERS' RIGHTS WITH RESPECT TO THE MERGERS, A ST. JUDE MEDICAL SHAREHOLDER MUST SEND A NOTICE TO ST. JUDE MEDICAL BEFORE THE VOTE IS TAKEN ON THE PROPOSED MERGERS AND MUST NOT VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGERS BY PROXY OR OTHERWISE.

Conditions to Completion of the Mergers

(Page 105)

        In addition to the approval of the merger agreement by St. Jude Medical shareholders as described above, completion of the mergers is subject to the satisfaction of a number of other conditions, including the regulatory approvals described above.

        Additionally, among other things, completion of the mergers is conditioned on the accuracy of representations and warranties made in the merger agreement (subject to the materiality standards set forth in the merger agreement), Abbott's and St. Jude Medical's performance of all of their respective obligations under the merger agreement in all material respects, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order by the SEC), approval of the listing on the NYSE of the Abbott shares to be issued in the first merger, the absence of an injunction or other order prohibiting the mergers, the absence of a material adverse effect (as defined in the merger agreement) on either St. Jude Medical or Abbott and the receipt by each of Abbott and St. Jude Medical of an opinion of nationally recognized outside counsel, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

        Neither St. Jude Medical nor Abbott can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see the section entitled "The Merger Agreement—Conditions to Completion of the Mergers."

No Solicitation

(Page 98)

        As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, St. Jude Medical has agreed that it will not (i) solicit, initiate or knowingly encourage any inquiry, proposal or indication of interest or offer that constitutes, or would reasonably be expected to lead to, a company acquisition proposal (as defined in the merger agreement), (ii) approve or recommend, or propose to approve or recommend, a company acquisition proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any alternative acquisition agreement (as defined in the merger agreement), (iv) enter into, continue or otherwise participate in any discussions or negotiations regarding any company acquisition proposal, or (v) agree to do any of the foregoing actions.

        However, if the following conditions are met, St. Jude Medical is permitted, in response to receipt of a company acquisition proposal, to furnish information with respect to St. Jude Medical and its subsidiaries and engage in discussions or negotiations with a person or persons making such company acquisition proposal:

  •
  the company acquisition proposal: (i) must be written and bona fide, (ii) must have been made after the date of the merger agreement, (iii) must have been received prior to obtaining approval of the merger agreement by the St. Jude Medical shareholders, and (iv) must not have resulted from breach of the non-solicitation covenant; and

  •
  the St. Jude Medical board of directors must determine in good faith, after consultation with St. Jude Medical's outside financial advisors and outside legal counsel, (i) that the company acquisition proposal is or is reasonably expected to lead to a superior proposal (as defined in the merger agreement) and (ii) that a failure to furnish information in response to or engage in discussions or negotiations related to the company acquisition proposal is reasonably likely to be inconsistent with St. Jude Medical's directors' fiduciary duties.

        Additionally, prior to furnishing such information, St. Jude Medical must (i) enter into an acceptable confidentiality agreement (as defined in the merger agreement) with the person or persons making the company acquisition proposal and (ii) promptly (and in any event within 24 hours) following furnishing any such nonpublic information to such person, furnish such nonpublic information to Abbott (to the extent such nonpublic information has not been previously so furnished to Abbott or its representatives).

No Change in Recommendation or Entry into Alternative Acquisition Agreement

(Page 100)

        Subject to certain exceptions described below, the St. Jude Medical board of directors may not:

  •
  effect a company adverse recommendation change (as defined in the merger agreement); or

  •
  cause or permit St. Jude Medical or any of its subsidiaries to enter into an alternative acquisition agreement (as defined in the merger agreement).

Fiduciary Exception

        However, at any time before the St. Jude Medical shareholder approval is obtained, St. Jude Medical may, subject to the conditions described in the next sentence, (i) make a company adverse recommendation change or (ii) cause St. Jude Medical to enter into an alternative acquisition agreement with respect to a company acquisition proposal that did not result from a breach of the covenants regarding (a) non-solicitation, (b) no change of recommendation and (c) entry into an alternative acquisition agreement and terminate the merger agreement. St. Jude Medical may take the actions described in the preceding sentence if and only if, the St. Jude Medical board of directors concludes in good faith, after consultation with St. Jude Medical's outside financial advisors and outside legal counsel, that (i), in the case of a proposed company adverse recommendation change not made in response to a company acquisition proposal, failure to take such action is reasonably likely to be inconsistent with the St. Jude Medical directors' fiduciary duties or (ii), in the case of a proposed company adverse recommendation change in response to, or entering into a proposed alternative acquisition agreement with respect to, a company acquisition proposal, such company acquisition proposal constitutes a superior proposal and failure to take such action is reasonably likely to be inconsistent with St. Jude Medical's directors' fiduciary duties. However, prior to making any company adverse recommendation change and/or causing St. Jude Medical to enter into any alternative acquisition agreement, St. Jude Medical must (i) provide Abbott five calendar days' prior written notice, (ii) during such five calendar days, negotiate in good faith with Abbott regarding any revisions or changes to the merger agreement or the mergers proposed by Abbott; and (iii) after such five calendar days, have its board of directors conclude in good faith (after consultation with financial advisors and outside legal counsel) that the company acquisition proposal continues to be a superior proposal or that failure to make the company adverse recommendation change is reasonably likely to be inconsistent with the St. Jude Medical directors' fiduciary duties and, in each case, that failure to make a company adverse recommendation change would continue to be reasonably likely to be inconsistent with the St. Jude Medical board of directors' fiduciary duties. In the event of any change in the financial terms of or any material amendment or modification to any superior proposal or, if the proposed company adverse recommendation change does not relate to a company acquisition proposal, any material change to the underlying relevant facts and circumstances, St. Jude Medical must again satisfy the notice and other requirements set out in the preceding sentence, except that the five calendar day period will instead be the longer of (i) two calendar days or (ii) the amount of time remaining in the initial five calendar day period.

        In the event there is a company adverse recommendation change made in compliance with the merger agreement and in response to a superior proposal, St. Jude Medical may only enter into an alternative acquisition agreement with respect to the superior proposal by concurrently terminating the merger agreement and paying Abbott a $685 million termination fee. We refer to this termination right as the fiduciary termination right.

Termination of the Merger Agreement

(Page 107)

Termination

        The merger agreement may be terminated and abandoned at any time prior to the first effective time, whether before or after any approval of the mergers by the holders of St. Jude Medical shares:

  •
  by mutual written consent of St. Jude Medical and Abbott;

  •
  by either St. Jude Medical or Abbott if the first merger has not been consummated on or prior to April 27, 2017, which we refer to as the end date (or, if all of the conditions to closing, other than certain conditions relating to competition laws, have been satisfied or are capable of being satisfied at such time, the end date may be extended by either St. Jude Medical or Abbott to July 27, 2017);

  •
  by either St. Jude Medical or Abbott, if an order by a governmental authority of competent jurisdiction has been issued permanently restraining, enjoining or otherwise prohibiting the mergers or the issuance of Abbott shares as merger consideration and such order has become final and nonappealable;

  •
  by either St. Jude Medical or Abbott, if the shareholder approval has not been obtained after a vote on the merger agreement proposal has been taken at the St. Jude Medical shareholders' meeting (including any postponement or adjournment of the shareholders' meeting);

  •
  by either St. Jude Medical or Abbott if the other party has materially breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to closing and (ii) is not curable by the end date, or if capable of being cured by the end date, such party has not commenced good-faith efforts to cure the breach or failure within thirty calendar days following (or the breach or failure is not cured within sixty calendar days following) receipt by the party of written notice from the other party of such breach or failure;

  •
  by Abbott, if a company adverse recommendation change occurs; or

  •
  by St. Jude Medical in accordance with the provisions in the merger agreement regarding its fiduciary termination right in connection with a superior proposal.

Termination Fee

        St. Jude Medical will pay Abbott a termination fee of $685 million if the merger agreement is terminated in certain circumstances involving a company acquisition proposal.

Accounting Treatment

(Page 83)

        Abbott prepares its financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The mergers will be accounted for using the acquisition method of accounting. Abbott will be treated as the acquiror for accounting purposes.

Material U.S. Federal Income Tax Consequences

(Page 186)

        The mergers, taken together, are intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to completion of the mergers that each of Abbott and St. Jude Medical receive an opinion of nationally recognized outside counsel, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Accordingly, subject to the limitations, exceptions, representations, assumptions and qualifications described in the section entitled "Material U.S. Federal Income Tax Consequences," U.S. holders (as such term is defined below under "Material U.S. Federal Income Tax Considerations") of St. Jude Medical shares that receive the per share merger consideration (other than cash received in respect of fractional Abbott shares) in exchange for St. Jude Medical shares pursuant to the first merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Abbott shares and cash received by the U.S. holder exceeds such U.S. holder's adjusted tax basis in its St. Jude Medical shares surrendered and (ii) the amount of cash received by such U.S. holder. A St. Jude Medical shareholder will recognize gain or loss with respect to cash received in respect of a fractional Abbott share measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share.

        St. Jude Medical shareholders should consult their own tax advisors regarding the particular tax consequences of the exchange of St. Jude Medical shares for the per share merger consideration pursuant to the first merger in light of their particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). For a more detailed discussion of the material U.S. federal income tax consequences of the mergers to U.S. holders of St. Jude Medical shares, please see the section entitled "Material U.S. Federal Income Tax Consequences."

Comparison of Shareholders' Rights

(Page 207)

        The rights of St. Jude Medical shareholders are governed by St. Jude Medical's articles of incorporation and bylaws, and Minnesota law, including the MBCA. Your rights as a shareholder of Abbott will be governed by Abbott's restated articles of incorporation and by-laws, and Illinois law, including the Illinois Business Corporation Act, as amended, which we refer to as the IBCA. Your rights under Abbott's restated articles of incorporation, Abbott's by-laws and Illinois law, including the IBCA, will differ in some respects from your rights under St. Jude Medical's articles of incorporation, St. Jude Medical's bylaws and Minnesota law, including the MBCA. For more detailed information regarding a comparison of your rights as a shareholder of St. Jude Medical and Abbott, see the section entitled "Comparison of Shareholders' Rights."

Litigation Related to the Mergers

(Page 83)

        On May 2, 2016, Stephen Silverman filed a putative class action complaint in the Minnesota District Court, Second Judicial District (Ramsey County), entitled Silverman v. St. Jude Medical, et al., Case No. 62-CV-16-2872, against St. Jude Medical, the members of the St. Jude Medical board of directors, Abbott, Vault Merger Sub, Inc., and Vault Merger Sub, LLC. Plaintiff alleges that the members of the St. Jude Medical board of directors breached their fiduciary duties to St. Jude Medical shareholders by entering into the merger agreement, and that Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC aided and abetted that breach of duty. The plaintiff alleges, among other things, that (a) the per share merger consideration is inadequate; (b) there is no "collar" on the stock component of the merger consideration such that the value of the transaction has declined as the market price for Abbott shares has declined since the transaction was announced; (c) St. Jude Medical's directors failed to correct Abbott's August 2015 statement that Abbott had not evaluated a potential acquisition of St. Jude Medical when Abbott later indicated potential interest in acquiring St. Jude Medical; and (d) St. Jude Medical's directors agreed to certain alleged "deal protection measures" in the merger agreement that, according to plaintiff, are calculated to dissuade potential suitors from making an alternative offer. Although St. Jude Medical is named as a defendant in the Silverman action, no cause of action is asserted against it. Plaintiff purports to assert his claims on behalf of himself and all other public St. Jude Medical shareholders and seeks, among other relief, an injunction precluding consummation of the mergers and damages.

        On May 26, 2016, a second action challenging the decision by St. Jude Medical's board of directors to enter into the merger agreement was filed in the Minnesota District Court, Second Judicial District (Ramsey County), entitled Larkin v. Starks, et al., Case No. 62-CV-16-3367, against the members of St. Jude Medical's board of directors, Abbott, Vault Merger Sub, LLC, and Vault Merger Sub,

Inc. St. Jude Medical is named as a nominal defendant. The plaintiff alleges, among other things, that St. Jude Medical's directors breached their fiduciary duties to St. Jude Medical and its shareholders by entering into the merger agreement, and that Abbott, Vault Merger Sub LLC, and Vault Merger Sub, Inc. aided and abetted that breach of duty. Specifically, the plaintiff alleges that (a) the per share merger consideration is inadequate; (b) the proposed transaction was timed to take advantage of an artificial depression in the market price of St. Jude Medical's publicly-traded shares; (c) the stock component of the merger consideration has decreased in value since the proposed transaction was announced; and (d) certain provisions in the merger agreement allegedly operate to deter any potential superior proposal from a third-party bidder. The plaintiff alleges claims purportedly on behalf of a class of St. Jude Medical shareholders for breach of fiduciary duty against the members of St. Jude Medical's board of directors and against Abbott for aiding and abetting that alleged breach. The plaintiff further purports to allege claims derivatively, on behalf of St. Jude Medical, against the members of St. Jude Medical's board of directors for breach of fiduciary duty, corporate waste, and "abuse of control." The plaintiff seeks an order enjoining St. Jude Medical from consummating the proposed transaction with Abbott, or rescinding the transaction if consummated, and/or awarding damages.

        On June 30, 2016, a purported stockholder of St. Jude Medical filed a putative class action complaint in the Federal District Court for the District of Minnesota, captioned Rosenfeld v. St. Jude Medical, et al., Case No. 16-cv-02275-WMW-FLN. The complaint names as defendants St. Jude Medical and the members of St. Jude Medical's board of directors. The complaint alleges, among other things, that St. Jude Medical and its directors failed to disclose all material facts in connection with the proposed merger and made statements in this Registration Statement on Form S-4 that were materially false or misleading in violation of Section 14(a) of the Exchange Act and Minnesota Statute Section 80A.68. The

complaint further alleges that St. Jude Medical's directors are liable for the alleged violation of Section 14(a) of the Exchange Act as "Control Persons" under Section 20(a) of the Exchange Act, and that St. Jude Medical and its directors are liable for the alleged violations of Minnesota Statute Section 80A.68 under Minnesota Statute Section 80A.76. The complaint seeks an order enjoining St. Jude Medical from consummating the mergers until additional disclosures are made, rescinding the mergers if consummated, and/or awarding damages.

        On July 5, 2016, plaintiffs in the Silverman and Larkin actions filed an amended complaint against St. Jude Medical, its directors, Abbott, Vault Merger Sub, LLC, and Vault Merger Sub, Inc., which alleges, among other things, that St. Jude Medical and its directors failed to disclose all material facts regarding the proposed merger and made statements in this Registration Statement on Form S-4 that were materially false or misleading. By order dated July 13, 2016, the Minnesota District Court consolidated the Silverman and Larkin actions under the caption In re St. Jude Medical Shareholders Litigation, Case No. 62-CV-16-2872 (which we refer to as the "consolidated state action"), and appointed lead plaintiffs and lead counsel, and liaison counsel. Pursuant to the Court's July 13, 2016 order, no motion, request for discovery, or other pretrial or trial proceedings shall be initiated or filed by any plaintiffs except through liaison counsel in the consolidated state action. The Court's July 13, 2016 order contemplates that future-filed actions relating to the same subject matter as the consolidated state action will also be consolidated with the consolidated state action.

        On August 3, 2016, a purported stockholder filed a putative class action complaint on behalf of himself and other St. Jude Medical shareholders in the Minnesota District Court, Second Judicial District (Ramsey County), captioned Gross v. St. Jude Medical, et al., Case No. 62-CV-16-4581, against St. Jude Medical, the members of the St. Jude Medical board of directors, Abbott, Vault Merger Sub, Inc., and Vault Merger Sub, LLC. The complaint alleges that the members of the St. Jude Medical board of directors breached their fiduciary duties to St. Jude Medical shareholders by, among other things, (a) entering into the merger agreement; (b) agreeing to inadequate merger consideration; (c) agreeing to certain alleged deal protection measures in the merger agreement that, according to Gross, are calculated to dissuade potential suitors from making an alternative offer; and (d) failing to disclose all material facts regarding the proposed merger to St. Jude Medical's shareholders. The complaint further alleges that Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC aided and abetted the St. Jude Medical directors' breaches of duties, and that, by allegedly making material misstatements and omissions in this Registration Statement on Form S-4, the members of St. Jude

Medical's board of directors and St. Jude Medical violated Minnesota Statutes Sections 80A.68 and 80A.76. The complaint seeks, among other relief, an injunction precluding consummation of the mergers and damages.

Risk Factors

(Page 37)

        You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under "Risk Factors."

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ABBOTT

        The following table presents selected historical consolidated financial data for Abbott as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. This information has been derived from Abbott's audited consolidated financial statements. The selected historical consolidated financial data at or for the six months ended June 30, 2016 and June 30, 2015 have been derived from Abbott's unaudited condensed consolidated financial statements. The unaudited statements from which this data is derived include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of Abbott's consolidated results of operations and financial position for the periods presented. Operating results for any interim period are not necessarily indicative of the results that may be expected for the full year.

        You should read this information in conjunction with the historical financial statements of Abbott and the related notes, including those contained in its Annual Report on Form 10-K for the year ended December 31, 2015 and in Abbott's Quarterly Report on Form 10-Q for the six months ended June 30, 2016, each of which is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

	At or for the Six Months Ended
				At or for Fiscal Year Ended December 31,
	June 30, 2016		June 30, 2015
				2015	2014		2013		2012		2011
	(in millions, except per share amounts)
Statements of Income Data:
Net sales(1)	$10,218		$10,067	$20,405	$20,247		$19,657		$19,050		$18,663
Earnings from continuing operations(1)	655	(2)	1,315	2,606	1,721	(6)	1,988	(5)	237	(4)	676
Net earnings	931	(2)	3,076	4,423	2,284	(6)	2,576	(5)	5,963	(4)	4,728
Basic earnings per common share from continuing operations(1)	0.44	(2)	0.87	1.73	1.13	(6)	1.27	(5)	0.15	(4)	0.43
Basic earnings per common share	0.63	(2)	2.04	2.94	1.50	(6)	1.64	(5)	3.76	(4)	3.03
Diluted earnings per common share from continuing operations(1)	0.44	(2)	0.87	1.72	1.12	(6)	1.26	(5)	0.15	(4)	0.43
Diluted earnings per common share	0.63	(2)	2.03	2.92	1.49	(6)	1.62	(5)	3.72	(4)	3.01
Balance Sheet Data:(7)
Total assets	$39,831		$44,050	$41,247	$41,207		$42,937	(3)	$67,148		$60,235
Long-term debt, including current portion	6,020		5,872	5,874	3,448		3,381	(3)	18,307		13,025
Cash dividends declared per common share	0.52		0.48	0.98	0.90		0.64	(3)	1.67		1.92

(1)
Amounts exclude Abbott's developed markets branded generics pharmaceuticals, animal health and former research-based pharmaceuticals (AbbVie Inc.) businesses, which were reported as discontinued operations.

(2)
Includes a foreign exchange loss of $477 million or $0.32 per share related to the revaluation of Abbott's net monetary assets in Venezuela.

(3)
On January 1, 2013, Abbott completed the separation of AbbVie Inc., which was formed to hold Abbott's research based proprietary pharmaceutical business. Total assets, long-term debt and cash dividends declared for 2013 and subsequent periods reflect the impact of this separation.

(4)
Includes a $1.351 billion pretax charge or $0.53 per share for debt extinguishment costs.

(5)
Includes tax benefit of $230 million or $0.15 per share related to the resolutions of various tax positions from previous years and $103 million or $0.07 per share related to the impact of U.S. tax law changes in 2013 related to 2012 results.

(6)
Includes tax expense of $440 million or $0.29 per share associated with a one-time repatriation of 2014 ex-U.S. earnings.

(7)
Effective in 2015, Abbott adopted Accounting Standards Update (ASU) No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs and used the retrospective application method to adjust total assets and total debt balances. Prior period balances have been retrospectively adjusted to conform to this method of presentation.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ST. JUDE MEDICAL

        The following table presents selected historical consolidated financial data for St. Jude Medical as of and for fiscal years 2015, 2014, 2013, 2012 and 2011. St. Jude Medical utilizes a 52/53 fiscal year ending on the Saturday nearest December 31. Fiscal years 2015, 2013, 2012 and 2011 were 52 weeks long and ended on January 2, 2016, December 28, 2013, December 29, 2012 and December 31, 2011, respectively. Fiscal year 2014 was 53 weeks long and ended on January 3, 2015. This information has been derived from St. Jude Medical's audited consolidated financial statements. The selected historical consolidated financial data at or for the six months ended July 2, 2016 and July 4, 2015 have been derived from St. Jude Medical's unaudited condensed consolidated financial statements. The six months ended July 2, 2016 and July 4, 2015 each consisted of 26 weeks. The unaudited statements from which these data are derived include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of St. Jude Medical's consolidated results of operations and financial position for the periods presented. Operating results for any interim period are not necessarily indicative of the results that may be expected for the full year.

        You should read this information in conjunction with St. Jude Medical's consolidated financial statements and related notes thereto included in St. Jude Medical's Annual Report on Form 10-K for the 2015 fiscal year ended January 2, 2016, and in St. Jude Medical's Quarterly Report on Form 10-Q for the six months ended July 2, 2016, each of which is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

	At or for the Six Months Ended
					At or for Fiscal Year
	July 2, 2016		July 4, 2015
					2015		2014		2013		2012		2011
	(in millions, except per share amounts)
Statements of Income Data:
Net sales	$3,010		$2,755		$5,541		$5,622		$5,501		$5,503		$5,612
Net earnings attributable to St. Jude Medical	333		552		880		1,002		723		752		826
Basic net earnings per share attributable to St. Jude Medical	1.17		1.96		3.11		3.52		2.52		2.40		2.55
Diluted net earnings per share attributable to St. Jude Medical	1.16	(1)	1.93	(2)	3.07	(3)	3.46	(4)	2.49	(5)	2.39	(6)	2.52	(7)
Balance Sheet Data:(8)
Total assets(9)	$12,658		$9,468		$12,900		$10,021		$10,128		$9,164		$8,996
Long-term debt	5,431		1,741		5,229		2,259		3,502		2,544		2,704
Cash dividends declared per common share	0.62		0.58		1.16		1.08		1.00		0.92		0.84

(1)
Diluted net earnings per share attributable to St. Jude Medical for the six months ended July 2, 2016 included after-tax charges of $171 million, or $0.59 per diluted net earnings per share attributable to St. Jude Medical, related to restructuring activities associated with St. Jude Medical's 2016 initiatives, manufacturing and supply chain optimization plan, other restructuring-related charges, acquisition-related charges, product field action and litigation charges, strategic investment impairments, legal settlements, and income tax charges for income tax adjustments, partially offset by restructuring activities associated with St. Jude Medical's 2012 business realignment plan, legal settlements, and probable insurance recoveries. See the notes to St. Jude Medical's condensed consolidated financial statements incorporated herein by reference for further detail.

(2)
Diluted net earnings per share attributable to St. Jude Medical for the six months ended July 4, 2015 included after-tax benefits of $37 million, or $0.13 per diluted net earnings per share attributable to St. Jude Medical, related to acquisition-related benefits, legal settlements, and income tax benefits for income tax adjustments, partially offset by restructuring activities associated with St. Jude Medical's manufacturing and supply chain optimization plan and 2012 business realignment plan and product field action costs and litigation costs. For further detail, see the notes to St. Jude Medical's condensed consolidated financial statements for the quarterly period ended July 4, 2015 included in the Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2015, which is not incorporated by reference herein.

(3)
2015 diluted net earnings per share attributable to St. Jude Medical included after-tax charges of $172 million, or $0.59 per diluted net earnings per share attributable to St. Jude Medical, related to acquisition-related charges, restructuring activities associated with St. Jude Medical's 2016 initiatives, manufacturing and supply chain optimization plan, 2012 business realignment plan and 2011 restructuring plan, product field action costs and litigation costs, legal settlement expenses and intangible asset impairment charges, partially offset by an income tax benefit for discrete income tax adjustments and a net benefit related to insurance recoveries associated with a litigation case. See the notes to St. Jude Medical's consolidated financial statements incorporated herein by reference for further detail.

(4)
2014 diluted net earnings per share attributable to St. Jude Medical included after-tax charges of $150 million, or $0.52 per diluted net earnings per share attributable to St. Jude Medical, related to restructuring activities associated with St. Jude Medical's 2012 business realignment plan and manufacturing and supply chain optimization plan, acquisition-related charges, intangible asset impairment charges, product field action and litigation charges, and legal settlement expenses, partially offset by a favorable legal settlement and an income tax benefit for discrete income tax adjustments. See the notes to St. Jude Medical's consolidated financial statements incorporated herein by reference for further detail.

(5)
2013 diluted net earnings per share attributable to St. Jude Medical included after-tax charges of $371 million, or $1.27 per diluted net earnings per share attributable to St. Jude Medical, related to restructuring activities associated with St. Jude Medical's 2012 business realignment plan and 2011 restructuring plan, debt retirement costs primarily associated with make-whole redemption payments and the write-off of unamortized debt issuance costs, acquisition-related charges, intangible asset impairment charges, product field action and litigation charges, and a legal settlement charge, partially offset by an income tax benefit from the enactment of a tax law and the settlement of domestic tax audits. See the notes to St. Jude Medical's consolidated financial statements incorporated herein by reference for further detail.

(6)
2012 diluted net earnings per share attributable to St. Jude Medical included after-tax charges of $321 million, or $1.02 per diluted net earnings per share attributable to St. Jude Medical, related to restructuring activities associated with St. Jude Medical's 2012 business realignment plan and 2011 restructuring plan, product field action and litigation charges, a legal settlement charge, intangible asset impairment charges, inventory write-offs and an additional income tax charge related to a settlement reserve for certain prior year tax positions. For further detail, see the notes to St. Jude Medical's consolidated financial statements for the year ended December 29, 2012 included in the Annual Report on Form 10-K for the year ended December 29, 2012, which is not incorporated by reference herein.

(7)
2011 diluted net earnings per share attributable to St. Jude Medical included after-tax charges of $210 million, or $0.64 per diluted net earnings per share attributable to St. Jude Medical, related to restructuring activities associated with St. Jude Medical's 2011 restructuring plan, acquisition-related charges, intangible asset impairment charges, contributions to the St. Jude Medical foundation, bad debt expense for a customer in Europe and purchased in-process research and development charges. For further detail, see the notes to St. Jude Medical's consolidated financial statements for the year ended December 31, 2011 included in the Annual Report on Form 10-K for the year ended December 31, 2011, which is not incorporated by reference herein.

(8)
Effective in 2015, St. Jude Medical adopted Accounting Standards Update (ASU) No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs and used the retrospective application method to adjust total assets and long-term debt balances. Prior period balances have been retrospectively adjusted to conform to the 2015 presentation.

(9)
Effective April 2, 2016, St. Jude Medical adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes and used the retrospective application method to adjust the total assets balances. Prior period balances have been retrospectively adjusted to conform to the 2016 presentation.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The selected unaudited pro forma condensed combined financial information gives effect to the acquisition of St. Jude Medical by Abbott. The selected pro forma financial information has been prepared using the acquisition method of accounting under GAAP. The selected Unaudited Pro Forma Condensed Combined Balance Sheet data as of June 30, 2016 gives effect to the transaction as if it had occurred on June 30, 2016. The selected Unaudited Pro Forma Condensed Combined Statement of Earnings data for the year ended December 31, 2015 and the six months ended June 30, 2016 give effect as if the transaction had occurred on January 1, 2015.

        As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information." Accordingly, the pro forma financial information is preliminary and has been prepared solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences may have a material impact on the accompanying unaudited pro forma condensed combined financial information and the future results of operations and financial position of the combined company.

        The selected unaudited pro forma condensed combined financial information has been prepared by Abbott in accordance with the regulations of the SEC, is presented for informational purposes only, and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the mergers occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the combined entity will experience after the mergers. The selected unaudited pro forma condensed combined financial information includes adjustments that give effect to events that are directly attributable to the mergers, factually supportable, and with respect to the statements of earnings, expected to have a continuing impact on the combined results. The accompanying selected unaudited pro forma condensed combined financial statements do not include the impact of any expected cost savings, restructuring actions, or operating synergies that may be achievable subsequent to the mergers or the costs necessary to achieve any such savings, restructurings, or synergies.

        The selected unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial statements of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes to such pro forma statements. See "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements" sections of this proxy statement/prospectus for additional information. In addition, the selected unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with (i) the historical consolidated financial statements of Abbott (in Abbott's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and Abbott's Annual Report on Form 10-K for the year ended December 31, 2015 which are incorporated by reference into this proxy statement/prospectus) and (ii) the historical consolidated financial statements of St. Jude Medical (in St. Jude Medical's Quarterly Report on Form 10-Q for the quarter ended July 2, 2016 and St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended January 2, 2016, which have been incorporated by reference in this proxy statement/prospectus).

 Selected Unaudited Pro Forma Condensed Combined Statement of Earnings

	Six Months Ended June 30, 2016		Year Ended December 31, 2015
	(in millions, except per share data)
Net sales	$12,652		$24,813
Earnings from continuing operations	$406	(1)(2)	$2,073	(2)
Earnings per share—basic	$0.23	(1)(2)	$1.18	(2)
Earnings per share—diluted	$0.23	(1)(2)	$1.17	(2)
Weighted-average shares outstanding—basic	1,732		1,752
Weighted-average shares outstanding—diluted	1,738		1,762

(1)
Includes a foreign exchange loss of $477 million or $0.27 per share related to the revaluation of Abbott's net monetary assets in Venezuela.

(2)
Includes intangible amortization expense of $934 million, or $0.44 per share for the six months ended June 30, 2016 and $1.89 billion, or $0.87 per share for the year ended December 31, 2015.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2016
(in millions)
Total Assets	$76,202
Total Liabilities	$43,784

COMPARATIVE PER SHARE DATA

        The following tables set forth historical per share information of Abbott and St. Jude Medical and preliminary unaudited pro forma condensed combined per share information after giving effect to the mergers under the acquisition method of accounting. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Abbott will experience after the acquisition of St. Jude Medical. The preliminary unaudited pro forma condensed combined per share data have been derived from and should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Statements" and the related notes in this proxy statement/prospectus. The historical per share data have been derived from the historical consolidated financial statements of Abbott and St. Jude Medical as of and for the periods indicated, incorporated by reference in this proxy statement/prospectus.

	As of and For the
	Six Months Ended June 30, 2016		Year Ended December 31, 2015
Abbott Historical Per Share Data
Earnings from continuing operations per share—basic	$0.44		$1.73
Earnings from continuing operations per share—diluted	$0.44		$1.72
Cash dividends declared per common share	$0.52		$0.98
Book value per share(1)	$14.06		$14.40
	As of and For the
	Six Months Ended July 2, 2016		Year Ended January 2, 2016
St. Jude Medical Historical Per Share Data
Earnings from continuing operations per share—basic	$1.17		$3.11
Earnings from continuing operations per share—diluted	$1.16		$3.07
Cash dividends declared per common share	$0.62		$1.16
Book value per share(1)	$15.04		$14.26
	As of and For the
	Six Months Ended June 30, 2016		Year Ended December 31, 2015
Unaudited Pro Forma Combined Per Share Data
Earnings from continuing operations per share—basic	$0.23	(2)	$1.18	(3)
Earnings from continuing operations per share—diluted	$0.23	(2)	$1.17	(3)
Cash dividends declared per common share	$0.52		$0.98
Book value per share(1)	$18.71		N/A

	As of and For the
	Six Months Ended June 30, 2016	Year Ended December 31, 2015
Unaudited Pro Forma Equivalent Per Share Data per St. Jude Medical Share(4)
Earnings from continuing operations per share—basic	$0.20	$1.03
Earnings from continuing operations per share—diluted	$0.20	$1.02
Cash dividends declared per common share	$0.45	$0.85
Book value per share(1)	$16.29	N/A

(1)
Amount is calculated by dividing shareholders' equity by common shares outstanding at the end of the period.

(2)
Includes intangible amortization expense of $934 million, or $0.44 per share for the six months ended June 30, 2016 and a foreign exchange loss of $477 million or $0.27 per share related to the revaluation of Abbott's net monetary assets in Venezuela.

(3)
Includes intangible amortization expense of $1.89 billion, or $0.87 per share for the year ended December 31, 2015.

(4)
The unaudited pro forma equivalent per share data for St. Jude Medical are calculated by multiplying the preliminary unaudited pro forma combined per share data by the exchange ratio of 0.8708. These data do not include the payment of the cash portion of the per share merger consideration.

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        St. Jude Medical shares trade on the NYSE under the symbol "STJ" and Abbott shares trade on the NYSE under the symbol "ABT." The following table sets forth the high and low reported sale prices per share and the cash dividends declared per share for St. Jude Medical shares and Abbott shares for the periods indicated.

Abbott

Quarter Data	High Trading Price(1)	Low Trading Price(1)	Dividend Declared(2)
First Quarter 2011 Fiscal Year	$23.66	$21.56	$0.48
Second Quarter 2011 Fiscal Year	$25.95	$23.47	$0.48
Third Quarter 2011 Fiscal Year	$25.65	$22.15	$0.48
Fourth Quarter 2011 Fiscal Year	$27.01	$23.43	$0.48
First Quarter 2012 Fiscal Year	$29.42	$25.82	$0.51
Second Quarter 2012 Fiscal Year	$30.85	$28.25	$0.51
Third Quarter 2012 Fiscal Year	$33.69	$30.39	$0.51
Fourth Quarter 2012 Fiscal Year	$34.67	$29.96	$0.14
First Quarter 2013 Fiscal Year	$35.34	$31.64	$0.14
Second Quarter 2013 Fiscal Year	$38.77	$34.69	$0.14
Third Quarter 2013 Fiscal Year	$37.16	$32.70	$0.14
Fourth Quarter 2013 Fiscal Year	$38.81	$32.75	$0.22
First Quarter 2014 Fiscal Year	$40.49	$35.65	$0.22
Second Quarter 2014 Fiscal Year	$41.30	$36.65	$0.22
Third Quarter 2014 Fiscal Year	$44.20	$40.92	$0.22
Fourth Quarter 2014 Fiscal Year	$46.50	$39.28	$0.24
First Quarter 2015 Fiscal Year	$47.88	$43.36	$0.24
Second Quarter 2015 Fiscal Year	$50.47	$45.55	$0.24
Third Quarter 2015 Fiscal Year	$51.74	$39.00	$0.24
Fourth Quarter 2015 Fiscal Year	$46.38	$39.28	$0.26
First Quarter 2016 Fiscal Year	$44.05	$36.00	$0.26
Second Quarter 2016 Fiscal Year	$44.58	$36.76	$0.26
Third Quarter 2016 Fiscal Year (through September 16, 2016)	$45.79	$39.16	$0.26

(1)
On January 1, 2013, Abbott completed the separation of its research-based proprietary pharmaceuticals business through the pro rata distribution of all of the issued and outstanding common stock of AbbVie Inc. to the then-holders of Abbott shares, which we refer to as the AbbVie separation. The intraday high and low Abbott trading prices for fiscal year 2012 and prior have been adjusted to reflect the AbbVie separation.

(2)
The decrease in dividend declared in the fourth quarter of 2012 reflects the impact of the AbbVie separation.

St. Jude Medical

Quarter Data	High Trading Price	Low Trading Price	Dividend Declared
First Quarter 2011 Fiscal Year	$53.05	$40.14	$0.21
Second Quarter 2011 Fiscal Year	$54.18	$46.01	$0.21
Third Quarter 2011 Fiscal Year	$49.79	$35.42	$0.21
Fourth Quarter 2011 Fiscal Year	$41.98	$32.13	$0.21
First Quarter 2012 Fiscal Year	$44.80	$34.23	$0.23
Second Quarter 2012 Fiscal Year	$44.10	$34.82	$0.23
Third Quarter 2012 Fiscal Year	$43.31	$35.57	$0.23
Fourth Quarter 2012 Fiscal Year	$43.76	$30.25	$0.23
First Quarter 2013 Fiscal Year	$43.23	$35.32	$0.25
Second Quarter 2013 Fiscal Year	$47.45	$39.79	$0.25
Third Quarter 2013 Fiscal Year	$54.36	$45.38	$0.25
Fourth Quarter 2013 Fiscal Year	$63.15	$51.79	$0.25
First Quarter 2014 Fiscal Year	$68.79	$59.16	$0.27
Second Quarter 2014 Fiscal Year	$70.59	$59.85	$0.27
Third Quarter 2014 Fiscal Year	$71.90	$61.00	$0.27
Fourth Quarter 2014 Fiscal Year	$70.24	$54.80	$0.27
First Quarter 2015 Fiscal Year	$68.99	$63.93	$0.29
Second Quarter 2015 Fiscal Year	$76.33	$64.96	$0.29
Third Quarter 2015 Fiscal Year	$80.84	$61.01	$0.29
Fourth Quarter 2015 Fiscal Year	$68.97	$59.88	$0.29
First Quarter 2016 Fiscal Year	$61.45	$48.83	$0.31
Second Quarter 2016 Fiscal Year	$79.61	$54.68	$0.31
Third Quarter 2016 Fiscal Year (through September 16, 2016)	$84.00	$73.40	$0.31

        On April 27, 2016, the last full trading day before the public announcement of the merger agreement, the closing sale price for a St. Jude Medical share on the NYSE was $61.95. On September 16, 2016, the last practicable trading day before the mailing of this proxy statement/prospectus, the closing sale price of a St. Jude Medical share on the NYSE was $79.19.

        On April 27, 2016, the last full trading day before the public announcement of the merger agreement, the closing sale price for an Abbott share on the NYSE was $43.83. On September 16, 2016, the last practicable trading day before the mailing of this proxy statement/prospectus, the closing sale price of a share of Abbott shares on the NYSE was $41.87.

        As of the close of business on September 16, 2016, the record date for the shareholders' meeting, there were approximately 1,713 registered holders of St. Jude Medical shares.

        The following table presents the closing prices for St. Jude Medical shares and Abbott shares on April 27, 2016, the last trading day before the public announcement of the merger agreement, and September 16, 2016, the last practicable trading day prior to the mailing of this proxy statement/

prospectus. The table also shows the estimated implied value of the per share merger consideration for each St. Jude Medical share on the relevant date.

Date	St. Jude Medical Closing Price	Abbott Closing Price	Exchange Ratio	Estimated Equivalent Per Share Value(1)
April 27, 2016	$61.95	$43.83	0.8708	$84.92
September 16, 2016	$79.19	$41.87	0.8708	$83.21

(1)
The implied value of the per share merger consideration represents the sum of $46.75, the cash portion of the per share merger consideration, plus the stock portion of the per share merger consideration, based on the respective closing prices of Abbott shares of $43.83 on April 27, 2016 and $41.87 on September 16, 2016.

        The above tables show only historical comparisons. These comparisons may not provide meaningful information to St. Jude Medical shareholders in determining whether to approve the merger agreement. St. Jude Medical shareholders are urged to obtain current market quotations for Abbott shares and St. Jude Medical shares and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market price of Abbott shares and St. Jude Medical shares will fluctuate between the date of this proxy statement/prospectus and the date the mergers are completed. No assurance can be given concerning the market price of St. Jude Medical shares before, or Abbott shares before or after, the effective date of the mergers. Changes in the market price of Abbott shares prior to the completion of the mergers will affect the market value of the merger consideration that St. Jude Medical shareholders will receive upon completion of the first merger. The exchange ratio is fixed in the merger agreement, but the market price of Abbott shares (and therefore the value of the merger consideration) when received by St. Jude Medical shareholders after the mergers are completed could be greater than, less than or the same as shown in the table above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this proxy statement/prospectus are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms such as "intend," "plan," "may," "should," "will," "anticipate," "believe," "could," "estimate," "expect," "continue," "potential," "opportunity," "project," "strategy" and similar terms. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: the ability of the parties to consummate the proposed transaction on a timely basis or at all; the risk that the required regulatory approvals may be subject to unanticipated terms or conditions that could adversely affect the combined company or the expected benefits of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the ability of Abbott to successfully integrate St. Jude Medical's operations; general economic and business conditions; global economic growth and activity; industry conditions; changes in laws or regulations; the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical's business after the completion of the transaction and realize anticipated synergies or realize anticipated synergies within the expected timeframe; risks of litigation relating to the mergers; risks of the outcome of pending or potential litigation or governmental investigations; and Abbott's ability to access financing in connection with the transactions contemplated by the merger agreement on a timely basis and reasonable terms. Economic, competitive, governmental, technological and other factors that may affect Abbott's and St. Jude Medical's operations are discussed in Item 1A, "Risk Factors," in each of Abbott's Annual Report on SEC Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, and St. Jude Medical's Annual Report on SEC Form 10-K for the year ended January 2, 2016, Quarterly Report on Form 10-Q for the quarter ended April 2, 2016, and Quarterly Report on Form 10-Q for the quarter ended July 2, 2016, respectively, and are incorporated by reference. The forward-looking statements include assumptions about Abbott's and St. Jude Medical's operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Abbott and St. Jude Medical, the financing of the proposed transaction, the benefits, results, effects and timing of the proposed transaction, future financial and operating results, and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

        Consequently, all of the forward-looking statements made by Abbott or St. Jude Medical contained or incorporated by reference in this proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth in the section entitled "Risk Factors" of this proxy statement/prospectus and those set forth under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Abbott's and St. Jude Medical's annual and quarterly reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Abbott and St. Jude Medical undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and Abbott's and St. Jude Medical's financial condition and results of operations could be materially adversely affected.

RISK FACTORS

        In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements", St. Jude Medical shareholders should carefully consider the following risk factors in determining whether to vote for approval of the merger agreement. You should also read and consider the risk factors associated with each of the businesses of St. Jude Medical and Abbott because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Item 1A. "Risk Factors" in Abbott's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended January 2, 2016 and in each future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed by St. Jude Medical and Abbott and incorporated by reference into this document. See the section entitled "Where You Can Find More Information."

Because the exchange ratio is fixed and the market price of Abbott shares has fluctuated and will continue to fluctuate, you cannot be sure of the value of the per share merger consideration you will receive.

        At the first effective time, each St. Jude Medical share outstanding immediately prior to the first merger (other than those held by Abbott or by any subsidiary of Abbott or of St. Jude Medical, or with respect to which dissenters' rights have been properly exercised in accordance with the MBCA) will be converted into the right to receive (i) $46.75 in cash, without interest, and (ii) 0.8708 of an Abbott share. The per share merger consideration is subject to adjustment in certain limited circumstances. See the section entitled "Proposal 1: The Mergers—Per Share Merger Consideration." The exchange ratio is fixed in the merger agreement, but the market price of Abbott shares (and therefore the value of the merger consideration) when received by St. Jude Medical shareholders after the mergers are completed could be greater than, less than or the same as the market price at the announcement of the merger agreement. Accordingly, at the time of the shareholders' meeting, St. Jude Medical shareholders will not be able to determine the market value of the per share merger consideration they would receive upon completion of the mergers. The market price for Abbott shares may fluctuate both prior to completion of the mergers and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for Abbott's or St. Jude Medical's products and services, potential future issuances and repurchases of Abbott shares, changes in laws and regulations, other changes in Abbott's and St. Jude Medical's respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the mergers will be completed, and the expected timing of the mergers. Many of these factors are beyond Abbott's and St. Jude Medical's control. You are urged to obtain current market quotations for Abbott shares when deciding whether to vote for approval of the merger agreement.

The market price of Abbott shares after the mergers will continue to fluctuate and may be affected by factors different from those affecting St. Jude Medical shares currently.

        Upon completion of the mergers, holders of St. Jude Medical shares will become holders of Abbott shares. The market price of Abbott shares may fluctuate significantly following consummation of the mergers. The stock market has experienced significant price and volume fluctuations in recent times which could adversely impact the market for, or liquidity of, Abbott shares, regardless of Abbott's actual operating performance. In addition, Abbott's business differs in important respects from that of St. Jude Medical, and accordingly, the results of operations of the combined company and the market price of Abbott shares after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of Abbott and St. Jude Medical. For a discussion of the businesses of Abbott and St. Jude Medical and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under "Where You Can Find More Information."

Sales of Abbott shares received in the mergers may cause the market price for Abbott shares to decrease, as some St. Jude Medical shareholders may adjust their portfolios.

        Based on the number of outstanding St. Jude Medical shares as of April 29, 2016, Abbott would issue approximately 247.5 million Abbott shares in connection with the transaction. Some St. Jude Medical shareholders may decide not to hold the Abbott shares they will receive in connection with completion of the mergers. Other St. Jude Medical shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the Abbott shares that they receive in connection with completion of the mergers. Such sales of Abbott shares could have the effect of depressing the market price for Abbott shares during the adjustment period.

Completion of the mergers is subject to conditions and if these conditions are not satisfied or waived, the mergers will not be completed.

        In addition to the approval of the merger agreement by St. Jude Medical shareholders, the obligations of Abbott and St. Jude Medical to complete the mergers are subject to the satisfaction or waiver of a number of other conditions, including the expiration or termination of the applicable waiting period under the HSR Act and all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each applicable competition law of specified jurisdictions relating to the transactions contemplated by the merger agreement having been made, expired, terminated or obtained, as the case may be. For a more complete summary of the required regulatory approvals, see the section entitled "Proposal 1: The Mergers—Regulatory Approvals."

        Additionally, among other things, completion of the mergers is conditioned on the accuracy of representations and warranties made in the merger agreement (subject to the materiality standards set forth in the merger agreement), Abbott's and St. Jude Medical's performance of all of their respective obligations under the merger agreement in all material respects, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order by the SEC), approval of the listing on the NYSE of the Abbott shares to be issued in the first merger, the absence of an injunction or other order prohibiting the mergers, the absence of a material adverse effect (as defined in the merger agreement) on either St. Jude Medical or Abbott and the receipt by each of Abbott and St. Jude Medical of an opinion of nationally recognized outside counsel, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see the section entitled "The Merger Agreement—Conditions to Completion of the Mergers."

        The failure to satisfy all of the required conditions could delay the completion of the mergers for a significant period of time or prevent it from occurring. Any delay in completing the mergers could cause Abbott not to realize some or all of the benefits that Abbott expects to achieve if the mergers are successfully completed within the expected timeframe. There can be no assurance that the conditions to the closing of the mergers will be satisfied or waived or that the mergers will be completed. For more information on this risk and its potential consequences, see the risk factor entitled "—Failure to complete the mergers could negatively affect the stock price and the future business and financial results of St. Jude Medical."

In order to complete the mergers, Abbott and St. Jude Medical must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the mergers may be jeopardized or the anticipated benefits of the mergers could be reduced.

        Although Abbott and St. Jude Medical have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings and obtain the required expiration or termination of the waiting period under the HSR Act, there can be no assurance that the respective governmental authorities' will approve of the mergers. Under the terms of the merger agreement, subject to certain exceptions, Abbott and St. Jude Medical are required to accept certain conditions and take certain actions imposed by governmental authorities that would apply to, or affect, the businesses, assets or properties of Abbott or St. Jude Medical, as described in the section entitled "Proposal 1: The Mergers—Regulatory Approvals." There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of (i) delaying completion of the mergers, (ii) imposing additional material costs on or materially limiting the revenues of the combined company following the mergers, or (iii) otherwise adversely affecting the combined company's business and results of operations after completion of the mergers. In addition, we can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the mergers. See the sections entitled "The Merger Agreement—Conditions to Completion of the Mergers" and "Proposal 1: The Mergers—Regulatory Approvals."

Lawsuits have been filed, and other lawsuits may be filed, against St. Jude Medical, its directors, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC, and an adverse ruling in such lawsuits may prevent the mergers from becoming effective or from becoming effective within the expected timeframe.

        St. Jude Medical, its directors, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC are named as defendants in two putative class action lawsuits brought by purported St. Jude Medical shareholders challenging the proposed mergers and/or the adequacy of the disclosures in this registration statement, and seeking, among other things, equitable relief to enjoin consummation of the mergers and/or compensatory damages. One of the conditions to the completion of the mergers is that no injunction by any court or other tribunal of competent jurisdiction will be in effect that prohibits or makes illegal the consummation of the mergers. As such, if any of the plaintiffs are successful in obtaining an injunction prohibiting the consummation of the mergers, then such injunction may prevent the mergers from becoming effective within the expected timeframe or at all. For more information about the lawsuits related to the mergers that have been filed, see the section entitled "Proposal 1: The Mergers—Litigation Related to the Mergers" of this proxy statement/prospectus.

Combining the two companies may be more difficult, costly or time-consuming than expected and the anticipated benefits and cost savings of the mergers may not be realized.

        St. Jude Medical and Abbott have operated and, until the completion of the first merger, will continue to operate, independently. The success of the mergers, including anticipated benefits and cost savings, will depend, in part, on Abbott's ability to successfully combine and integrate the businesses of Abbott and St. Jude Medical. It is possible that the pendency of the mergers and/or the integration process could result in the loss of key employees, higher than expected costs, diversion of management attention of both St. Jude Medical and Abbott, the disruption of either company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits and cost savings of the mergers. If Abbott experiences difficulties with the integration process, the anticipated benefits of the mergers may not be realized fully or at all, or may take longer to realize than expected. Abbott's management continues to refine its integration plan. Integration efforts between the two companies will also divert management's attention and resources from the ordinary operations of the combined company after completion of the mergers. These integration matters could have an adverse effect on (i) each of Abbott and St. Jude Medical during this transition period and (ii) the combined company after completion of the mergers. In addition, the actual cost savings of the mergers could be less than anticipated.

St. Jude Medical's executive officers and directors have interests in the mergers that may be different from, or in addition to, your interests as a shareholder of St. Jude Medical.

        When considering the recommendation of the St. Jude Medical board of directors that St. Jude Medical shareholders approve the merger agreement, St. Jude Medical shareholders should be aware that directors and executive officers of St. Jude Medical have certain interests in the mergers that may be different from, or in addition to, the interests of St. Jude Medical shareholders and Abbott shareholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments, and rights to ongoing indemnification and insurance coverage by the surviving company for acts or omissions occurring prior to the mergers. For a more detailed description of these interests, see the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers." As a result of these interests, these directors and executive officers of St. Jude Medical might be more likely to support and to vote in favor of the merger-related proposals described in this proxy statement/prospectus than if they did not have these interests.

The merger agreement limits St. Jude Medical's ability to pursue alternatives to the mergers, and in certain instances requires payment of a termination fee, both of which may discourage other companies from trying to acquire St. Jude Medical for greater consideration than what Abbott has agreed to pay or from proposing an alternative transaction.

        The merger agreement contains provisions that make it more difficult for St. Jude Medical to sell its business to any person other than Abbott. These provisions include a general prohibition on St. Jude Medical soliciting any acquisition proposal or offer for a competing transaction. In some circumstances upon termination of the merger agreement, St. Jude Medical may be required to pay to Abbott a termination fee of $685 million. Further, there are only limited exceptions to (i) St. Jude Medical's agreement that the St. Jude Medical board will not withdraw or modify in a manner adverse to Abbott the recommendation of the St. Jude Medical board of directors in favor of approval of the merger agreement and (ii) St. Jude Medical's agreement not to enter into an agreement with respect to a company acquisition proposal (as defined in the merger agreement). These provisions might discourage a third party that has an interest in acquiring all or a significant part of St. Jude Medical from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received in the first merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. For a more complete summary of these provisions see the sections entitled "The Merger Agreement—No Solicitation" and "The Merger Agreement—Termination of the Merger Agreement."

Failure to complete the mergers could negatively affect the stock price and the future business and financial results of St. Jude Medical.

        If the mergers are not completed for any reason, including as a result of St. Jude Medical shareholders failing to approve the merger agreement, the ongoing business of St. Jude Medical may be adversely affected and, without realizing any of the benefits of having completed the mergers, St. Jude Medical would be subject to a number of risks, including the following:

  •
  St. Jude Medical may experience negative reactions from the financial markets, including negative impacts on its stock price;

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  St. Jude Medical may experience negative reactions from its customers, suppliers and employees;

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  St. Jude Medical is required to pay costs that it incurs relating to the transaction, regardless of whether the mergers are completed, such as legal, accounting and printing fees;

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  During the pendency of the mergers, the merger agreement restricts the conduct of St. Jude Medical's businesses, which may prevent St. Jude Medical from taking certain actions that it might otherwise deem to be in the best interests of St. Jude Medical and its shareholders; and

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  During the pendency of the mergers, St. Jude Medical management will devote substantial time and resources to matters relating to the mergers that may have otherwise been devoted to improving day-to-day operations or evaluating other opportunities that potentially may have been in the best interests of St. Jude Medical and its shareholders.

        In addition to the above risks, St. Jude Medical may be required, under certain circumstances, to pay to Abbott a termination fee of $685 million, which may adversely affect St. Jude Medical's financial results. Further, St. Jude Medical could be subject to litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against St. Jude Medical to perform its obligations under the merger agreement. If the mergers are not completed, these risks may materialize and may adversely affect St. Jude Medical's businesses, financial condition, financial results and stock price.

The Abbott shares to be received by St. Jude Medical shareholders as a result of the mergers will have rights different from the St. Jude Medical shares.

        Upon occurrence of the first effective time, St. Jude Medical shareholders will no longer be shareholders of St. Jude Medical and will instead become Abbott shareholders, and their rights as shareholders will be governed by the terms of Abbott's restated articles of incorporation and by-laws and by Illinois law, including the IBCA. The terms of the Abbott restated articles of incorporation and by-laws and Illinois law, including the IBCA, differ in some respects from St. Jude Medical's articles of incorporation, St. Jude Medical's bylaws and Minnesota law, including the MBCA. For a discussion of the different rights associated with Abbott shares, see the section entitled "Comparison of Shareholders' Rights."

After the mergers, St. Jude Medical shareholders will have a significantly lower ownership and voting interest in Abbott than they currently have in St. Jude Medical and will exercise less influence over management.

        Based on the number of St. Jude Medical shares outstanding as of the date of the merger agreement, and the number of Abbott shares outstanding as of the date of the merger agreement and not taking into account any other equity issuances by Abbott, it is expected that, immediately after completion of the mergers, former St. Jude Medical shareholders will own approximately 14% of the outstanding Abbott shares. Consequently, former St. Jude Medical shareholders as a group will have less influence over the management and policies of Abbott than they currently have over the management and policies of St. Jude Medical.

The value of St. Jude Medical shares and/or Abbott shares may have changed since the date on which the St. Jude Medical board of directors approved the mergers and the opinion of St. Jude Medical's financial advisor was rendered to St. Jude Medical's board of directors.

        Prevailing market and economic conditions, St. Jude Medical's management's internal forecasts, and other conditions existing and information available as of the date of the St. Jude Medical board's approval of the mergers and the opinion of St. Jude Medical's financial advisor may have changed or may change, and such changes may be significant. St. Jude Medical has not, as of the date of this proxy statement/prospectus, obtained an updated opinion of its financial advisor, which opinion speaks only as of the date rendered, and St. Jude Medical will not obtain an updated opinion prior to the completion of the mergers. Changes in the operations and prospects of St. Jude Medical or Abbott, general market and economic conditions, and other factors that may be beyond the control of St. Jude Medical and Abbott, and on which the St. Jude Medical board approved the mergers and the opinion of St. Jude Medical's financial advisor was based, may alter the value of St. Jude Medical or Abbott or the respective prices of St. Jude Medical shares or Abbott shares by the time the mergers are completed or thereafter.

In connection with the mergers, Abbott will incur or assume significant additional indebtedness, which could adversely affect Abbott, including by decreasing Abbott's business flexibility and increasing Abbott's interest expense.

        Abbott's consolidated indebtedness as of June 30, 2016 was approximately $8.9 billion. Abbott's indebtedness as of June 30, 2016, assuming both the Alere acquisition and the St. Jude Medical acquisition occurred prior to such date and the anticipated incurrence and assumption and extinguishment of indebtedness in connection therewith had been completed, would be approximately $31 billion. Such amount represents a substantial increase in comparison to Abbott's indebtedness on a recent historical basis. This increased indebtedness could have the effect, among other things, of reducing Abbott's flexibility to respond to changing business and economic conditions and increasing Abbott's interest expense. In addition, the amount of cash required to pay interest on Abbott's indebtedness following completion of the mergers, and thus the demands on Abbott's cash resources, will be greater than the amount of cash required to service the indebtedness of Abbott prior to the transaction. The increased levels of indebtedness following completion of the mergers could therefore reduce funds available for working capital, capital expenditures, acquisitions and other general corporate purposes and may create competitive disadvantages for Abbott relative to other companies with lower debt levels.

        In connection with the debt financing, it is anticipated that Abbott will seek ratings of its indebtedness from one or more nationally recognized credit rating agencies. Abbott's credit ratings reflect each rating organization's opinion of Abbott's financial strength, operating performance and ability to meet Abbott's debt obligations. Abbott's credit ratings affect the cost and availability of future borrowings and, accordingly, Abbott's cost of capital. There can be no assurance that Abbott will achieve a particular rating or maintain a particular rating in the future.

        In addition, in the event that St. Jude Medical's existing senior unsecured notes remain outstanding following the mergers and the ratings of such notes are reduced below certain thresholds within certain time periods prior to or following the consummation of the mergers, the surviving company could, subject to certain exceptions set forth in the indenture governing such notes, be required to offer to repurchase such notes at 101% of the aggregate principal amount of such notes outstanding plus any accrued and unpaid interest through the repurchase date.

        Abbott may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. Abbott's ability to arrange additional financing or refinancing will depend on, among other factors, Abbott's financial position and performance, as well as prevailing market conditions and other factors beyond Abbott's control. Abbott cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to Abbott or at all.

The agreements that will govern the indebtedness to be incurred or assumed in connection with the mergers may contain various covenants that impose restrictions on Abbott and certain of its subsidiaries that may affect their ability to operate their businesses.

        The agreements that will govern the indebtedness to be incurred in connection with the mergers may contain various affirmative and negative covenants that may, subject to certain significant exceptions, restrict the ability of Abbott and/or certain of its subsidiaries to, among other things, have liens on their property, incur indebtedness, change the nature of their business, transact business with affiliates and/or merge or consolidate with any other person or sell or convey certain of their assets to any one person. In addition, some of the agreements that govern the debt financing may contain covenants that will require Abbott to maintain certain financial ratios. The ability of Abbott and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate Abbott's repayment obligations.

        The indenture governing St. Jude Medical's existing senior unsecured notes, to the extent these notes remain outstanding upon completion of the mergers, contains several restrictive covenants and events of default. St. Jude Medical's existing term loan agreement, expected to be guaranteed or assumed and amended by Abbott in connection with the mergers, also contains several restrictive covenants and events of default. Abbott expects the indenture governing the notes it anticipates issuing to finance the mergers will contain restrictive covenants and certain events of default. Any acceleration of indebtedness that arises from an event of default under the credit agreement or the respective indentures could have a material adverse effect on Abbott's business, profitability and financial condition.

If the mergers, taken together, do not qualify as a "reorganization" under Section 368(a) of the Code, the receipt of Abbott shares by St. Jude Medical shareholders pursuant to the mergers may be taxable to St. Jude Medical shareholders.

        It is a condition to completion of the mergers that each of Abbott and St. Jude Medical receive from its legal counsel an opinion to the effect that the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. The opinions will be based upon representations provided by Abbott and St. Jude Medical and upon customary factual assumptions, as well as certain covenants or undertakings of Abbott and St. Jude Medical. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete, or inaccurate or is violated, the validity of the conclusions reached by counsel in their opinions could be affected. Additionally, an opinion of counsel is not binding on the Internal Revenue Service or any court, so there can be no certainty that the Internal Revenue Service will not challenge the conclusions reflected in the opinions or that a court will not sustain such a challenge. If it is determined that the mergers, taken together, fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, the exchange of St. Jude Medical shares for Abbott shares pursuant to the first merger will be a fully taxable transaction for U.S. federal income tax purposes. For more information, see the section entitled "Material U.S. Federal Income Tax Consequences".

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the mergers may differ materially.

        The unaudited pro forma condensed combined financial statements in this document are presented for informational purposes only, were prepared in accordance with the regulations of the SEC and are not necessarily indicative of what Abbott's actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon assumptions and preliminary estimates to record the St. Jude Medical identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of St. Jude Medical as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements."

Abbott has entered into a merger agreement with Alere. Several key developments have occurred with respect to Alere since the date of the Alere merger agreement, including three separate investigations by the U.S. Department of Justice (two of which are criminal investigations), a delay in the filing of Alere's required SEC reports, management's disclosure of unremediated material weaknesses over financial reporting, and a product recall following notice from the U.S. Food and Drug Administration. Abbott has requested information from Alere relating to these and other matters, but Alere has failed to provide requested information relating to certain key topics, and Abbott continues to wait for such information. Abbott is unable to predict when it will be able to complete its review or the outcome of the review and cannot predict at this time when or whether the conditions to the Alere acquisition will be satisfied.

        On January 30, 2016, Abbott entered into a merger agreement with Alere. Following the date of the Alere merger agreement, several key developments occurred with respect to Alere, none of which Abbott was aware of when it executed the Alere merger agreement. These developments include, among other things:

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  a criminal investigation by the U.S. Department of Justice relating to potential violations by Alere of the U.S. Foreign Corrupt Practices Act in Africa, Asia and Latin America;

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  a criminal investigation by the U.S. Department of Justice's Fraud Section relating to billing practices of Alere for U.S. government insurance programs, including Medicare, Medicaid and Tricare;

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  an investigation by the U.S. Department of Justice relating to accuracy, reliability and performance of Alere's INRatio® products;

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  an over-five-month delay in the filing of Alere's Annual Report on Form 10-K for 2015; a delay in the filing of Alere's Quarterly Report on Form 10-Q for the first quarter of 2016; and a delay in the filing of Alere's Quarterly Report on Form 10-Q for the second quarter of 2016;

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  a disclosure by Alere and its auditors in its Annual Report on Form 10-K for 2015 that a material weakness in Alere's internal control over revenue recognition existed as of December 31, 2015 and that such material weakness has not been remediated;

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  a disclosure by Alere and its auditors in its Annual Report on Form 10-K for 2015 that the material weakness in Alere's internal control over the accounting for income taxes, which existed as of December 31, 2014, has not been remediated and continued to exist as of December 31, 2015;

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  a disclosure by Alere that it cannot estimate when such material weaknesses will be remediated, and that its initiatives to remediate such material weaknesses may not be successful;

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  a disclosure by Alere in its Quarterly Report on Form 10-Q for the second quarter of 2016, its latest quarterly report, that its disclosure controls and procedures were not effective as of June 30, 2016;

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  a notice of non-compliance by the NYSE as a result of Alere's failure to timely file its SEC reports, noting that Alere could potentially risk its listing status as a result of such non-compliance;

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  a potential default under Alere's credit agreement and senior notes as a result of Alere's failure to timely file its SEC reports, for which Alere obtained, after the payment of a fee, a waiver until August 18, 2016 for the credit agreement and until August 31, 2016 for the senior notes; and

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  a recall of Alere's INRatio® products within the United States and Canada following notice by the U.S. Food and Drug Administration.

        In light of these significant developments and pursuant to its rights under the Alere merger agreement, Abbott has sought on numerous occasions information from Alere relating to these matters and its internal controls, compliance with law and disclosure controls. Although Alere has provided some information to Abbott, Alere has denied Abbott the access to which it is entitled under the Alere merger agreement for certain key topics, including the events surrounding Alere's delayed financial statements, Alere's internal controls, and significant legal compliance matters. Abbott continues to insist that Alere produce such information, consistent with Alere's obligations under the Alere merger agreement. Abbott is unable to predict at this time when it will be able to complete its review or the outcome of this review.

        In light of the above, Abbott cannot predict at this time whether the Alere acquisition will occur on a timely basis, or at all.

INFORMATION ABOUT THE SHAREHOLDERS' MEETING

        St. Jude Medical is providing these proxy materials in connection with the solicitation by the St. Jude Medical board of directors of proxies to be voted at the shareholders' meeting and at any reconvening of the shareholders' meeting following any adjournment thereof. This proxy statement/prospectus is also being furnished by Abbott to St. Jude Medical shareholders as a prospectus in connection with the issuance of Abbott shares in the first merger.

        You are cordially invited to attend the shareholders' meeting on October 26, 2016, beginning at 2:00 p.m. (Central Time). The meeting will be held at the Minnesota History Center, located at 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102. The location is accessible to handicapped persons. To attend the shareholders' meeting in person, you will need to register for the shareholders' meeting and bring an admission ticket and a form of valid government-issued photo identification. You can print an admission ticket in advance by visiting www.proxyvote.com and following the instructions there. In addition, you will need the 16-digit control number to access www.proxyvote.com. You can find your control number on your proxy card included with this proxy statement, or on your voting instruction card if you hold your shares in street name through a bank, broker or other nominee. If you are not a holder of record as of the close of business on the record date, you may be admitted to the meeting only if you have a valid legal proxy from a holder of record as of the close of business on the record date who has obtained an admission ticket. You must present that proxy and admission ticket, as well as a form of valid government-issued photo identification, at the entrance to the meeting.

        St. Jude Medical will commence mailing this proxy statement/prospectus and the forms of proxy on or about September 26, 2016 to holders of St. Jude Medical shares as of the close of business on September 16, 2016, the record date for the meeting.

Proxies and Voting Procedures

        Your vote is important.    Because many shareholders cannot attend the shareholders' meeting in person, it is necessary that a large number be represented by proxy. If you are a shareholder of record as of the close of business on the record date, you can give a proxy to be voted at the meeting in any of the following ways:

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  Electronically, using the Internet, by following the Internet voting instructions on the proxy card at any time up until 11:59 p.m. (Eastern Time) on October 25, 2016;

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  Over the telephone by following the telephone voting instructions included in the proxy card at any time up until 11:59 p.m. (Eastern Time) on October 25, 2016; or

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  By mail by marking, dating and signing your proxy card in accordance with the instructions on it and returning it by mail in the preaddressed reply envelope provided with the proxy materials.

        The telephone and Internet voting procedures have been set up for your convenience. The procedures have been designed to authenticate your identity, to allow you to give voting instructions and to confirm that those instructions have been recorded properly. If you are a shareholder of record and would like to submit your proxy by telephone or Internet, please refer to the specific instructions provided on the enclosed proxy card. If you wish to submit your proxy by mail, please return your signed proxy card before the meeting. Additionally, shareholders of record that satisfy the admission requirements to the shareholders' meeting, may vote their shares in person at the meeting. However, even if you plan to attend the shareholders' meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the shareholders' meeting. If you are a shareholder of record and sign and return your proxy card or submit your proxy by telephone or Internet and do not indicate how your shares should be voted on any particular matter, the shares represented by your proxy will be voted in accordance with the recommendation of the St. Jude Medical board of directors on that matter, as set forth in this proxy statement/prospectus.

        If your St. Jude Medical shares are held in the name of a bank, brokerage firm or other nominee, then the bank, brokerage firm or other nominee is considered to be the shareholder of record with respect to those shares, and you must vote your shares in the manner prescribed by the bank, brokerage firm or other nominee. Your bank, brokerage firm or other nominee will provide a voting instruction card for you to use in directing the bank, brokerage firm or other nominee how to vote your shares. If your St. Jude Medical shares are held in the name of a bank, brokerage firm or other nominee, you must obtain a proxy, executed in your favor, from the bank, brokerage firm or other nominee to be able to vote in person at the meeting.

        If you are a shareholder of record, you may change your vote or revoke your proxy by:

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  filing a written statement to that effect with St. Jude Medical's corporate secretary, at or before the taking of the vote at the shareholders' meeting;

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  voting again via the Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Time) on October 25, 2016;

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  submitting a properly signed proxy card with a later date that is received at or prior to the shareholders' meeting; or

  •
  attending the shareholders' meeting, revoking your proxy and voting in person.

        The written revocation statement or subsequent proxy should be delivered to St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Corporate Secretary, or hand delivered to the Corporate Secretary, before the taking of the vote at the shareholders' meeting. If you are a beneficial owner and hold shares through a broker, bank or other nominee, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your voting instructions in person at the shareholders' meeting if you have, prior to the meeting, obtained a signed proxy from your broker, bank or other nominee giving you the right to vote the shares.

        All the St. Jude Medical shares that you own beneficially or of record that are entitled to vote at the shareholders' meeting and represented by properly completed proxies received before the meeting and not revoked will be voted at the meeting in accordance with your instructions.

        If any other matters are properly presented at the shareholders' meeting for consideration, the persons named as proxies will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement/prospectus was printed, St. Jude Medical did not anticipate that any matters other than those set forth in the Notice of Annual Meeting of Shareholders would be raised at the meeting.

Shareholders Entitled to Vote

        Shareholders of record as of the close of business on the record date are entitled to notice of and to vote at the shareholders' meeting. Each share is entitled to one vote on each matter properly brought before the meeting, and there is no cumulative voting. At the close of business on the record date, September 16, 2016, there were approximately 285,587,582 St. Jude Medical shares outstanding and, therefore, entitled to vote at the shareholders' meeting.

Required Vote

        The presence in person or by proxy of the holders of a majority of the St. Jude Medical shares entitled to vote at the shareholders' meeting will constitute a quorum for the transaction of business.

Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A so-called broker "non-vote" results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold St. Jude Medical shares in street name for their customers have authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as approval of the merger agreement, and each other matter to be voted on at the shareholders' meeting as described in this proxy statement/prospectus, except for the proposal to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares other than as set forth above. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote "AGAINST" approval of the merger agreement and the declassification proposal, and will not have an effect on the other matters to be voted on at the shareholders' meeting (other than the proposal to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016, which your broker can vote on using its voting discretion). Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding St. Jude Medical shares entitled to vote thereon. St. Jude Medical shareholders who do not vote in favor of the proposal to approve the merger agreement will have the right to assert dissenters' rights if they deliver a demand for dissenters' rights before the vote is taken on the merger agreement and comply with all the requirements of Minnesota law, which are summarized in the section entitled "Dissenters' Rights of St. Jude Medical Shareholders" and reproduced in their entirety in Annex F hereto.

        Approval of the proposal to amend St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors requires the affirmative vote of the holders of at least 80% of the outstanding St. Jude Medical shares entitled to vote thereon.

        Approval of each of (i) the proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for St. Jude Medical's named executive officers in connection with the mergers contemplated by the merger agreement; (ii) the proposal to approve by advisory (non-binding) vote the compensation of St. Jude Medical's named executive officers in 2015; (iii) the proposal to approve the St. Jude Medical, Inc. 2016 Stock Incentive Plan; (iv) the proposal to approve amendments to St. Jude Medical's bylaws to implement proxy access; (v) the proposal to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016; (vi) the proposal for adjournment of the shareholders meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement; and (vii) the shareholder proposal regarding supermajority voting if properly presented at the meeting, requires the affirmative vote of the holders of at least a majority of the shares present (in person or by proxy) and entitled to vote on such proposal, so long as the total number of shares voted in favor of each proposal is greater than 25% of the outstanding St. Jude Medical shares entitled to vote thereon and a quorum is present at the outset of the meeting.

        In an uncontested election (where the number of St. Jude Medical director nominees does not exceed the number of directors to be elected), a director is elected if the number of votes cast "FOR" a director exceeds the number of votes cast "AGAINST" the election of that director, so long as a quorum is present. To address a holdover provision in Minnesota law that allows a director who has not been re-elected to remain in office until a successor is identified, St. Jude Medical's principles of corporate governance require that any director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election must promptly offer to tender his or her resignation following certification of the shareholder vote. If such a resignation is tendered, the governance and nominating committee of the St. Jude Medical board of directors, which we refer to as the governance and nominating committee, will consider the resignation offer and recommend to the St. Jude Medical board of directors whether to accept it. The St. Jude Medical board of directors will act on the governance and nominating committee's recommendation within 90 days following certification of the shareholder vote and will promptly disclose its decision on whether to accept the director's resignation offer (or the reasons for rejecting the resignation offer, if applicable) in a press release. Any director who offers to tender his or her resignation as described above will not participate in the governance and nominating committee's recommendation or the St. Jude Medical board of directors' decision of whether to accept the resignation offer.

        At any meeting for which the number of St. Jude Medical director nominees exceeds the number of directors to be elected, St. Jude Medical directors are elected by a plurality of the votes present and entitled to vote on the election of directors. This means that if St. Jude Medical shareholders are electing three directors, the three director nominees receiving the highest number of votes will be elected.

        Shareholders of Record and Beneficial Owners.    Because each of the affirmative votes required to approve the merger agreement and to approve the declassification proposal is based on the total number of outstanding St. Jude Medical shares, if you fail to submit a proxy or vote in person at the shareholders' meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, it will have the same effect as a vote "AGAINST" approval of each of these proposals.

        Shareholders of Record.    If you are a record holder of St. Jude Medical shares and your shares are present at the shareholders' meeting (whether due to your presence at the meeting or representation of your shares by proxy at the meeting) but your shares are not voted in person, or are voted to abstain, this will have the effect of a vote "AGAINST" each such proposal on which you did not vote or voted to abstain, except in the case of a vote to abstain on the proposal to elect three members to the St. Jude Medical board of directors for terms ending in 2019, which will have no effect on the approval of such proposal.

        Except with regards to the proposal to approve the merger agreement and the proposal to amend St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors, if you are the record holder of your St. Jude Medical shares and you fail to submit a proxy or attend the shareholders' meeting, your St. Jude Medical shares will not be voted, but this will not have an effect on the votes to approve the proposals to be voted on at the shareholders' meeting (other than resulting in failure to establish a quorum).

        Beneficial Owners.    Except with regards to the proposal to approve the merger agreement and the declassification proposal, if your St. Jude Medical shares are held through a benefit or compensation plan or in street name and you do not instruct your bank, brokerage firm or other nominee to vote your shares, it will have no effect on approval of the proposals to be voted on at the shareholders' meeting. Your shares will be counted as present and entitled to vote for purpose of establishing a quorum for transaction of business at the shareholders' meeting.

Cost of Proxy Solicitation

        St. Jude Medical has engaged Innisfree M&A Incorporated at an estimated cost of $50,000, plus reimbursement of reasonable expenses, to assist in the solicitation of proxies from brokers, nominees, institutions and individuals. Proxies may also be solicited on St. Jude Medical's behalf by St. Jude Medical's directors, officers or employees (for no additional compensation). Arrangements will also be made with custodians, nominees and fiduciaries for forwarding a notice or printed proxy materials, as applicable, to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and St. Jude Medical will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

 THE PARTIES TO THE MERGERS

St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117
(651) 756-4347

        St. Jude Medical, Inc., a Minnesota corporation, is a leading global medical device manufacturer and is dedicated to transforming the treatment of some of the world's most expensive epidemic diseases. St. Jude Medical does this by developing cost-effective medical technologies that save and improve lives of patients around the world. St. Jude Medical employs approximately 18,000 people worldwide and has five major areas of focus that include heart failure, atrial fibrillation, neuromodulation, traditional cardiac rhythm management and cardiovascular. St. Jude Medical shares are listed on the NYSE under the symbol "STJ."

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        Abbott Laboratories, an Illinois corporation, is a diversified global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 74,000 people. Abbott shares are listed on the NYSE under the symbol "ABT." Abbott shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside of the United States, Abbott shares are listed on the London Stock Exchange and the SIX Swiss Exchange. The ticker symbol for Abbott shares on such other exchanges is also "ABT."

Vault Merger Sub, Inc.
c/o Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        Vault Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Abbott, was formed solely for the purpose of facilitating the first merger. Vault Merger Sub, Inc. has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

Vault Merger Sub, LLC
c/o Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        Vault Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Abbott, was formed solely for the purpose of facilitating the second merger. Vault Merger Sub, LLC has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

PROPOSAL 1: THE MERGERS

        This section describes the mergers. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the mergers that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about St. Jude Medical or Abbott. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings St. Jude Medical and Abbott make with the SEC that are incorporated by reference into this document, as described in the section entitled "Where You Can Find More Information."

Per Share Merger Consideration

        Upon completion of the first merger, each St. Jude Medical share issued and outstanding immediately prior to the first effective time (other than those shares owned by Abbott or by any subsidiary of Abbott or St. Jude Medical, or with respect to which dissenters' rights have properly been exercised in accordance with the MBCA) will automatically become the right to receive (i) $46.75 in cash and (ii) 0.8708 of an Abbott share, in each case less any applicable withholding taxes. We refer to (i) and (ii) together as the per share merger consideration; provided that cash will be paid in respect of any fractional Abbott shares, as described in the section entitled "The Merger Agreement—Effective Times, Effects of the Mergers; Organizational Documents of the Surviving Company; Directors and Officers."

        However, if dissenters' rights are exercised (and not withdrawn prior to first effective time) with regards to approximately 8.5% or greater of St. Jude Medical shares outstanding as of April 29, 2016, the per share merger consideration will be adjusted such that the aggregate stock consideration is equal to 41% of the sum of the aggregate stock consideration plus the aggregate cash amount, as calculated pursuant to the merger agreement. This potential for adjustment is intended to ensure that the mergers, taken together, satisfy the "continuity of interest" requirement applicable to a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The adjustment, if it becomes operative, would result in the per share merger consideration for non-dissenting shares being comprised of less cash and more Abbott shares. For example, if there were 284,277,432 St Jude Medical shares outstanding immediately prior to the first effective time, and dissenters' rights were exercised and not withdrawn prior to the first effective time with regards to 10% of such St. Jude Medical shares, then the per share merger consideration for non-dissenting shares would be adjusted to be $46.25 in cash and 0.8821 of an Abbott share. The adjustment calculation is dependent on the specific facts existing immediately before the first effective time. The treatment of fractional shares and tax withholding would not be affected by such adjustment.

        In the event that the outstanding St. Jude Medical shares or Abbott shares are changed into a different number of shares or a different class of shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon is declared with a record date within said period, then the exchange ratio will be appropriately adjusted to provide Abbott and the St. Jude Medical shareholders (including holders of St. Jude Medical stock options) the same economic effect as prior to the event.

Background of the Mergers

        From time to time, St. Jude Medical has reviewed and evaluated strategic opportunities and alternatives with a view to enhancing St. Jude Medical shareholder value. These reviews have included consideration, from time to time, of opportunities such as strategic acquisitions and divestitures, business combinations and other financial and strategic alternatives. All current members of the St. Jude Medical board of directors attended all meetings of the board described below in this section, including Michael T. Rousseau, who was not a board member at the time of the December 29, 2015 meeting, but was present at that meeting as a representative of St. Jude Medical's management. Also present at all St. Jude Medical board of directors meetings described below, serving as representatives of St. Jude Medical's management team, were Mr. Don Zurbay, Vice President, Finance and Chief Financial Officer of St. Jude Medical, Mr. John Heinmiller, Executive Vice President of St. Jude Medical, and Mr. Jason Zellers, Vice President, General Counsel, and Corporate Secretary of St. Jude Medical.

        On December 15, 2015, members of the respective managements of Abbott and St. Jude Medical met in connection with Abbott and St. Jude Medical's ongoing strategic marketing alliance. That meeting also served as an introductory meeting between Miles D. White, chief executive officer of Abbott, and Michael T. Rousseau, the incoming chief executive officer of St. Jude Medical, in light of Mr. Rousseau's appointment as chief executive officer of St. Jude Medical effective January 1, 2016. During the course of the meeting Mr. White indicated to Mr. Rousseau an interest in discussing a potential business combination between Abbott and St. Jude Medical.

        On December 29, 2015, the St. Jude Medical board of directors held a telephonic meeting to discuss further St. Jude Medical's 2016 annual operating plan. Representatives of St. Jude Medical's management team were present. During this meeting, management relayed to the St. Jude Medical board of directors that Mr. White had indicated an interest in discussing a potential business combination between Abbott and St. Jude Medical at the December 15, 2015 meeting regarding the companies' ongoing strategic marketing alliance. In anticipation of the upcoming February 19, 2016 St. Jude Medical board meeting, at which Guggenheim Securities, St. Jude Medical's financial advisor, was scheduled to meet with the board in connection with its annual review of strategic matters and trends within the medical technology sector, the board members and management determined to request that Guggenheim Securities also provide the board with certain financial information pertaining to St. Jude Medical and Abbott and discuss potential strategic alternatives in the event that Abbott presented a proposal regarding a possible business combination.

        During the first week of January 2016, Mr. White contacted Daniel J. Starks, former chief executive officer and current executive chairman of St. Jude Medical, regarding a possible business combination between Abbott and St. Jude Medical.

        On January 21, 2016, Messrs. White and Starks discussed by telephone the potential strategic merits of a possible business combination. On this call, they agreed to meet in person soon thereafter and discuss and review only publicly available information at such time. On January 23, 2016, Messrs. White and Starks met in person to follow-up on their telephone call. At this meeting, Mr. White indicated that Abbott expected to present St. Jude Medical with a proposal to acquire St. Jude Medical. In those discussions, Mr. Starks indicated that St. Jude Medical was not pursuing a sale, but that St. Jude Medical's management would present any proposal by Abbott to the St. Jude Medical board of directors.

        On February 19, 2016, the St. Jude Medical board of directors held a regularly scheduled meeting. In addition to the members of the board, members of St. Jude Medical's management and representatives of Guggenheim Securities and Gibson, Dunn & Crutcher LLP, St. Jude Medical's outside legal advisor, were present for portions of the meeting. At that meeting, Guggenheim Securities discussed with the St. Jude Medical board certain strategic matters and trends within the medical technology sector, including investment, acquisition and consolidation trends. At the request of St. Jude Medical's board and management, Guggenheim Securities also provided certain financial information pertaining to St. Jude Medical and Abbott and discussed potential strategic alternatives to inform the St. Jude Medical board in the event that Abbott were to present a business combination proposal. The St. Jude Medical board discussed St. Jude Medical's potential strategic options, including continuing to execute on its standalone business plan, potential acquisitions, potential divestitures and potential business combinations. The St. Jude Medical board also discussed whether, in the event it were to receive a proposal from Abbott and determine to engage in a sale process, it should solicit other proposals and the potential benefits and risks inherent in contacting other potential buyers. The St. Jude Medical board considered, with input from St. Jude Medical's management and Guggenheim Securities based on their information about the industry, parties that could potentially have the financial resources and strategic interest to pursue a business combination with St. Jude Medical and the likelihood that any of such parties would be able to acquire St. Jude Medical on attractive terms. After such discussion, the St. Jude Medical board concluded that, in the event it were to determine to engage in a sale process, it was unlikely that there would be any companies other than Abbott that would have both the strategic interest and financial resources to acquire St. Jude Medical on attractive terms. The St. Jude Medical board also took into account that, in the event it were to determine to enter into a sale process, the terms of any transaction agreement would not preclude another company from making a competing offer for St. Jude Medical.

        Also on February 19, 2016, the Abbott board of directors held a regularly scheduled meeting. Also present at the meeting, serving as representatives of Abbott's management team, were Hubert L. Allen, Executive Vice President, General Counsel and Secretary, Richard W. Ashley, Executive Vice President, Corporate Development, Jeff Barton, Vice President, Licensing and Acquisitions, Robert Ford, Executive Vice President, Medical Devices, Thomas C. Freyman, Executive Vice President, Finance and Administration, and Brian B. Yoor, Senior Vice President, Finance and Chief Financial Officer. The members of Abbott management reviewed with the Abbott board of directors the proposed acquisition of St. Jude Medical and Mr. Freyman made a presentation to the board regarding the proposed acquisition. Following this review and discussion, the Abbott board of directors authorized Abbott's senior management team to pursue the potential acquisition of St. Jude Medical.

        On February 21, 2016, representatives of Evercore Partners, financial advisor to Abbott, called representatives of Guggenheim Securities to suggest a possible indicative purchase price for a business combination between Abbott and St. Jude Medical, based on a mix of cash and stock consideration, in the "upper $70s" per St. Jude Medical share. In accordance with the directives of St. Jude Medical's management, representatives of Guggenheim Securities communicated that St. Jude Medical's management thought it was unlikely that the St. Jude Medical board of directors would be interested in engaging in any discussions at that price level.

        On February 23, 2016, Mr. White called Mr. Starks to communicate a preliminary indication of interest for Abbott to acquire St. Jude Medical at an indicative value of $83.00 per St. Jude Medical share, with consideration consisting of 60% in cash and 40% in Abbott shares, subject to due diligence, definitive agreements to be negotiated and Abbott board approval. On that date, the closing price of St. Jude Medical shares was approximately $53.99 per share.

        On February 26, 2016, the St. Jude Medical board held a telephonic meeting. Representatives of St. Jude Medical's management team, Guggenheim Securities and Gibson Dunn were present. At the meeting, the terms of the proposal from Abbott were discussed. Guggenheim Securities again discussed certain financial and strategic matters as previously discussed with the St. Jude Medical board at its February 19th meeting. Representatives of Gibson Dunn reviewed with the St. Jude Medical board its fiduciary duties with respect to a possible transaction. The St. Jude Medical board and its advisors discussed the potential benefits and risks to St. Jude Medical shareholders of a transaction with Abbott as compared to other strategic alternatives, including continuing to enhance shareholder value by operating as an independent, standalone company. After discussion, the St. Jude Medical board authorized St. Jude Medical's management to engage in negotiations with Abbott regarding its proposal, including Abbott's proposed indicative value, as well as to enter into an appropriate confidentiality agreement with Abbott and provide confidential information to Abbott and its advisors.

        On February 28, 2016, Abbott and St. Jude Medical entered into a confidentiality agreement to cover discussions regarding a possible transaction and sharing of non-public information.

        On February 29, 2016, Mr. Allen, Mr. Ford, Mr. Freyman and other members of Abbott's management team met with Mr. Rousseau, Mr. Heinmiller, Mr. Zurbay, and other members of St. Jude

Medical's management team to discuss a potential strategic transaction. At this meeting, members of management of St. Jude Medical delivered a presentation covering topics relating to St. Jude Medical's businesses, including financial information and an overview of St. Jude Medical's operations.

        On March 1, 2016, Abbott, Evercore Partners and Abbott's legal advisor, Wachtell, Lipton, Rosen & Katz, commenced an initial due diligence review with respect to St. Jude Medical.

        On March 13, 2016, on behalf of Abbott, Evercore Partners communicated to Guggenheim Securities, on behalf of St. Jude Medical, an updated proposal for Abbott to acquire St. Jude Medical at an indicative value of $84.00 per St. Jude Medical share, with consideration consisting of 60% in cash and 40% in Abbott shares. As before, the proposal was subject to due diligence, definitive agreements to be negotiated and Abbott board approval.

        On March 15, 2016, the St. Jude Medical board held a telephonic meeting. Representatives of St. Jude Medical's management team, Guggenheim Securities and Gibson Dunn were present. At the meeting, the terms of the Abbott proposal were discussed. Guggenheim Securities reviewed preliminarily certain financial aspects of the proposed transaction, including the proposed transaction structure and the use of a fixed exchange ratio to be calculated at signing. Representatives of Gibson Dunn reviewed with the St. Jude Medical board the process and likely timeline for negotiation of a definitive agreement with respect to a transaction. The St. Jude Medical board and its advisors discussed the potential benefits and risks to St. Jude Medical shareholders of a transaction with Abbott as compared to other possible strategic alternatives, including continuing to enhance shareholder value by operating as an independent, standalone company. After discussion, the St. Jude Medical board authorized St. Jude Medical's management to make a counterproposal for Abbott to acquire St. Jude Medical at an indicative value of $85.00 per St. Jude Medical share, based on a mix of cash and stock consideration as outlined by Abbott.

        On March 16, 2016, Mr. Starks communicated to Mr. White St. Jude Medical's counterproposal of an indicative value of $85.00 per St. Jude Medical share to Abbott. Mr. White agreed to proceed with its exploration of a possible transaction on those terms, with any agreement subject to, among other things, completion of due diligence, negotiation of definitive agreements and Abbott board approval. The parties also discussed the methodology of determining the value of Abbott shares issuable in a transaction, which was proposed to be fixed as of the signing date of any transaction based on the volume weighted average price of Abbott shares for the five trading days ending on the day prior to signing. On that date, the closing price of St. Jude Medical shares was approximately $54.50 per share.

        On March 16, 2016, Abbott and its advisors commenced in-depth due diligence with respect to St. Jude Medical. On March 22 and March 31, 2016, Mr. Rousseau, Mr. Heinmiller, Mr. Zurbay, and other members of management of St. Jude Medical made presentations to Mr. Barton, John M. Capek, Executive Vice President, Ventures, Mr. Ford, Mr. Freyman and other members of Abbott management as part of Abbott's due diligence review. At these meetings, members of management of St. Jude Medical delivered presentations covering topics relating to St. Jude Medical's businesses, including financial information and an overview of St. Jude Medical's operations.

        On April 6, 2016, Wachtell Lipton, on behalf of Abbott, distributed to Gibson Dunn, on behalf of St. Jude Medical, an initial draft of the merger agreement. The draft merger agreement contained a number of provisions that St. Jude Medical viewed as highly problematic, including Abbott's initial proposals regarding a number of provisions that would allow Abbott to terminate its obligation to complete the transaction in various circumstances and the size of its proposed termination fee in the event of termination of the merger agreement following a change in recommendation by the St. Jude Medical board of directors and certain other circumstances.

        From April 10 through April 16, 2016, St. Jude Medical, Abbott and their respective legal advisors engaged in substantial negotiations regarding the terms of the merger agreement, including the matters described above, and the representations and warranties, closing conditions and covenants set forth in the draft merger agreement.

        During this period, Abbott and its advisors also continued their due diligence review of St. Jude Medical. During this time, St. Jude Medical's management provided requested due diligence information to Abbott, responded to questions from Abbott and its advisors and participated in numerous conference calls with Abbott and its advisors regarding diligence matters.

        On April 10, 2016, the St. Jude Medical board held a telephonic meeting to consider and discuss the proposed transaction. Representatives of St. Jude Medical's management team, Guggenheim Securities and Gibson Dunn were present. St. Jude Medical's management reviewed with the St. Jude Medical board discussions with Abbott to date and, together with St. Jude Medical's advisors, provided an update on the status of the due diligence process, including the timing and scope of reverse due diligence on Abbott. Representatives of Gibson Dunn reported on the process and expected timing of review of the merger agreement. Representatives of Gibson Dunn also reviewed with the St. Jude Medical board its fiduciary duties with respect to a possible transaction. The St. Jude Medical board and its advisors also discussed the potential benefits and risks of the proposed transaction.

        On April 12, 2016, Abbott proposed to St. Jude Medical an adjustment to the mix of consideration, such that the ratio of the proposed consideration would be 55% in cash and 45% in Abbott shares.

        On April 12 and April 14, 2016, St. Jude Medical's management and advisors conducted due diligence with respect to the businesses and operations of Abbott in telephonic meetings with Mr. Allen, Mr. Barton, Mr. Freyman, Mr. Yoor and other members of Abbott's management team.

        On April 14, 2016, Messrs. White and Starks met for dinner, at which they discussed the status of discussions between the parties.

        On April 16, 2016, the St. Jude Medical board held a telephonic meeting. Representatives of St. Jude Medical's management team, Guggenheim Securities and Gibson Dunn were present. At the meeting, Mr. Starks communicated to the board the status of discussions between the parties. St. Jude Medical's management and advisors also described certain significant unresolved points in the merger agreement and the preliminary results of reverse due diligence that had been conducted on Abbott.

        From April 16 through April 27, 2016, Abbott and its advisors continued their due diligence review of St. Jude Medical, and from April 22 to April 27, 2016, Abbott, St. Jude Medical and their respective advisors continued to negotiate the terms of the merger agreement. On April 25, 2016, St. Jude Medical's management and advisors conducted a supplemental reverse due diligence session regarding Abbott in telephonic meetings with Mr. Allen, Mr. Barton, Mr. Freyman and Mr. Yoor of Abbott's management team.

        On April 25, 2016, the St. Jude Medical board held a telephonic meeting to consider and discuss the proposed transaction. Representatives of St. Jude Medical's management team, Guggenheim Securities and Gibson Dunn were present. Guggenheim Securities reviewed and discussed with the St. Jude Medical board certain financial aspects of the proposed transaction, including the proposed ratio of 55% in cash and 45% in Abbott shares and the methodology for fixing the value of Abbott shares issuable in the merger based on the volume weighted average price of Abbott shares for the five trading days ending on the day prior to signing. Gibson Dunn reviewed and discussed with the St. Jude Medical board the current status and terms of the proposed merger agreement, including the mechanics of the provisions regarding St. Jude Medical's ability to accept superior proposals, the parties' respective rights to terminate the agreement and the size of the termination fee payable by St. Jude Medical in certain circumstances. Gibson Dunn noted that the size of the termination fee remained a significant open issue in the merger agreement. The St. Jude board of directors also was updated regarding reverse due diligence on Abbott.

        In final discussions regarding the merger agreement between Messrs. Starks and White on April 27, 2016, Abbott and St. Jude Medical agreed that the termination fee payable by St. Jude Medical in the event that the merger agreement was terminated by St. Jude Medical to accept a superior proposal and in certain other circumstances would be equal to approximately 2.75% of St. Jude Medical's equity value.

        On April 27, 2016, the St. Jude Medical board held a telephonic meeting to consider and discuss the proposed transaction. Representatives of St. Jude Medical's management team, Guggenheim Securities and Gibson Dunn were present. Gibson Dunn reviewed and discussed with the St. Jude Medical board the final terms of the proposed merger agreement, as well as the fiduciary duties of directors in connection with their consideration of the transaction. Also at this meeting, Guggenheim Securities reviewed with the St. Jude Medical board of directors Guggenheim Securities' financial analysis of the per share merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated April 27, 2016, to the St. Jude Medical board of directors to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the per share merger consideration to be received in the first merger by holders of St. Jude Medical common stock was fair, from a financial point of view, to such holders. Following the discussion, the St. Jude Medical board unanimously determined that the mergers are fair to, and in the best interests of, St. Jude Medical and its shareholders and declared the merger agreement and the mergers advisable, approved the merger agreement and the transactions contemplated thereby, including the mergers, and resolved to recommend the adoption of the merger agreement to St. Jude Medical shareholders. The St. Jude Medical board also unanimously determined that it is fair and reasonable and in the best interests of its shareholders to approve cash gross-up payments to certain executives, including the named executive officers of St. Jude Medical, to cover any excise tax that results solely in connection with the mergers.

        Also on April 27, 2016, the Abbott board of directors held a telephonic meeting to consider and discuss the proposed transaction. Mr. Allen, Mr. Ford, Mr. Freyman and Mr. Yoor of Abbott's senior management team, Evercore Partners and Wachtell Lipton also participated in the meeting. Wachtell Lipton reviewed and discussed the final terms of the proposed merger agreement, as well as the fiduciary duties of the Abbott board of directors in connection with its consideration of the transaction. Also at this meeting, Evercore Partners reviewed with the Abbott board of directors the financial aspects of the transaction. Following the discussion, the Abbott board of directors approved the transaction and authorized Abbott senior management to execute the merger agreement.

        Abbott and St. Jude Medical executed the merger agreement after the closing of trading on the NYSE on April 27, 2016. Abbott and St. Jude Medical announced the transaction with a joint press release prior to the opening of trading on the NYSE on April 28, 2016.

St. Jude Medical Board of Directors' Recommendation and Reasons for the Mergers

        At a meeting on April 27, 2016, the St. Jude Medical board unanimously (i) determined that the mergers are fair to, and in the best interests of, St. Jude Medical and its shareholders and declared the merger agreement and the merger advisable, (ii) approved the merger agreement and the transactions contemplated thereby, including the mergers, and (ii) resolved to recommend the adoption of the merger agreement to St. Jude Medical shareholders.

        In evaluating the mergers, the St. Jude Medical board of directors consulted with St. Jude Medical's management and legal and financial advisors and, in reaching its conclusion described above, considered the following factors:

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  the St. Jude Medical board of directors' familiarity with St. Jude Medical's business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in St. Jude Medical's business, in each case on a historical, current and prospective basis;

  •
  the alternative to the merger agreement of remaining as an independent company, including any potential additional value accruing to shareholders if St. Jude Medical were to remain independent and the risks and uncertainties of whether such additional value would be obtained;

  •
  the determination, taking into account the views of St. Jude Medical's management and financial advisor, that Abbott was the party most likely able to acquire St. Jude Medical at the highest price and that other parties were unlikely to have both the strategic interest and financial resources to acquire St. Jude Medical at a higher value;

  •
  that St. Jude Medical shareholders will be entitled to receive merger consideration that consists of a combination of cash and Abbott shares, providing a combination of liquidity and certainty of value as a result of the cash consideration and the opportunity to share in the future growth and expected synergies of the combined company as a result of the consideration consisting of Abbott shares;

  •
  that St. Jude Medical shareholders, immediately after completion of the mergers, would hold approximately 14% of the outstanding Abbott common shares;

  •
  that the implied value of the merger consideration of $85.00 per share based on the volume weighted average price for Abbott shares for the five-day period ended on April 26, 2016 represented a premium of approximately 41% to the closing price of St. Jude Medical shares on April 27, 2016, the trading day prior to the announcement of the mergers, and an approximately 48% premium to the volume weighted average closing price of St. Jude Medical's stock for the 30 trading days ending on April 27, 2016;

  •
  the then-current financial market conditions and the recent and historical market prices of St. Jude Medical shares, including the market price performance of St. Jude Medical shares relative to those of other industry participants over the last 12 months (see "Comparative Per Share Market Prices and Dividends Information" for information about St. Jude Medical share prices since the first quarter of the 2011 fiscal year);

  •
  the intended qualification of the mergers as a reorganization within the meaning of Section 368(a) of the Code, as described in the section entitled "Material U.S. Federal Income Tax Consequences;"

  •
  the opinion, dated April 27, 2016, of Guggenheim Securities to the St. Jude Medical board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the per share merger consideration to be received in the first merger by holders of St. Jude Medical common stock, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled "—Opinion of St. Jude Medical's Financial Advisor";

  •
  the fact that St. Jude Medical's strong positions in heart failure devices, atrial fibrillation and cardiac rhythm management complement Abbott's leading positions in coronary intervention and transcatheter mitral repair, such that, following the mergers, Abbott will compete in nearly every area of the cardiovascular market and would, as of April 27, 2016, hold the No. 1 or 2 position across large and high-growth cardiovascular device markets;

  •
  the St. Jude Medical board of directors' understanding of Abbott's financial position and that the transaction is expected to be accretive to Abbott's earnings in future periods, which would benefit the St. Jude Medical shareholders because they would be receiving Abbott shares in the mergers;

  •
  the fact that Abbott shares have substantial liquidity in the public markets, giving St. Jude Medical shareholders a high level of certainty of their ability to sell in the open market the Abbott shares they receive in the first merger;

  •
  the fact that St. Jude Medical shareholders could receive merger consideration with a value greater than $85.00 per share if the value of Abbott shares is more than $43.93 per share as of the closing date;

  •
  the fact that the terms of the merger agreement were the product of arms-length negotiations between St. Jude Medical and its advisors, on the one hand, and Abbott and its advisors, on the other hand;

  •
  the conditions to Abbott's obligation to complete the mergers, including the absence of a financing condition;

  •
  the structure of the transaction as a merger, requiring approval by St. Jude Medical shareholders, which would provide a period of time prior to the approval by St. Jude shareholders of the mergers during which an unsolicited company acquisition proposal could be made by a third party;

  •
  St. Jude Medical's ability, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the St. Jude Medical board of directors determines in good faith that the third party has made a company acquisition proposal that is, or is reasonably expected to lead to, a superior proposal;

  •
  the ability of the St. Jude Medical board of directors to change its recommendation that St. Jude Medical shareholders approve the mergers and the merger agreement if the St. Jude Medical board of directors determines in accordance with the terms of the merger agreement that failure to do so is reasonably likely to be inconsistent with St. Jude Medical's directors' fiduciary duties;

  •
  the ability of the St. Jude Medical board of directors, in connection with a superior proposal, and subject to the terms of the merger agreement, including payment of a $685 million termination fee, to terminate the merger agreement in order to enter into an agreement with respect to such superior proposal;

  •
  the belief of the St. Jude Medical board of directors that, taking into account information provided by St. Jude Medical's advisors, the termination provisions and termination fee would not, as a practical matter, prevent an interested third party from submitting an offer to acquire St. Jude Medical that could lead to a superior proposal;

  •
  the fact that the first merger is subject to the approval of the St. Jude Medical shareholders, who will be free to approve or reject the mergers; and

  •
  the fact that St. Jude Medical shareholders who do not vote in favor of approval of the merger agreement will be entitled to appraisal rights under Minnesota law.

        The St. Jude Medical board of directors also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

  •
  the risks and contingencies related to the announcement and pendency of the mergers, including the potential for diversion of management and employee attention, the impact on St. Jude Medical employees and the potential for increased employee attrition during the period prior to the completion of the first merger, and the potential effect on St. Jude Medical's business and relations with existing and prospective customers, suppliers and business partners, as well as other third parties;

  •
  the conditions to Abbott's obligation to complete the mergers and the right of Abbott to terminate the merger agreement under certain specified circumstances;

  •
  the fact that, if the transaction is not completed as a result of regulatory impediments or other reasons, Abbott will not be obligated to pay any "reverse termination fee;"

  •
  the risks and costs to St. Jude Medical if the transactions contemplated by the merger agreement are not completed, including the potential impact on St. Jude Medical's share price and the effect on its business relationships;

  •
  the potential impact of the restrictions under the merger agreement on St. Jude Medical's ability to take certain actions during the period prior to the completion of the first merger (which may delay or prevent St. Jude Medical from undertaking business opportunities that may arise pending completion of the first merger);

  •
  the fact that St. Jude Medical shareholders could receive merger consideration with a value of less than $85.00 per share if the value of Abbott shares is less than $43.93 per share as of the closing date;

  •
  the fact that the St. Jude Medical shareholders, to the extent of the consideration they receive consisting of cash, will cease to participate in St. Jude Medical's future earnings growth or benefit from any future increase in its value following the mergers and may have tax obligations with respect to the receipt of such cash consideration;

  •
  the fact that St. Jude Medical shareholders, to the extent of the consideration they receive consisting of Abbott shares, will continue to be subject to the risks of fluctuations in the value of Abbott shares and changes in Abbott's business and financial condition, as well as risks inherent in the industry and the public stock markets;

  •
  the fact that certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions involving St. Jude Medical, including: (i) the restriction on St. Jude Medical's ability to solicit proposals for alternative transactions, (ii) the limitations on the St. Jude Medical board of directors' ability to change its recommendation to St. Jude Medical shareholders regarding the first merger, (iii) the requirement that St. Jude Medical notify Abbott of alternative acquisition proposals, and (iv) the requirement that St. Jude Medical pay a termination fee of $685 million to Abbott in certain circumstances following termination of the merger agreement;

  •
  the risk that St. Jude Medical's executive officers may have interests in the transactions contemplated by the merger agreement as individuals that are in addition to, or that may be different from, the interests of St. Jude Medical shareholders;

  •
  the fees and expenses associated with completing the transactions contemplated by the merger agreement;

  •
  the risk that the expected benefits of the combined company may not be achieved by Abbott;

  •
  the risks associated with litigation challenging the transactions contemplated by the merger agreement; and

  •
  the risks of the type and nature described above under "Risk Factors."

        The St. Jude Medical board of directors unanimously recommends that St. Jude Medical common shareholders vote "FOR" the merger proposal.

        The foregoing discussion of the information and factors considered by the St. Jude Medical board of directors is not intended to be exhaustive, but includes the material information, factors and analyses considered by the St. Jude Medical board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transactions contemplated by the merger agreement and the complexity of these matters, the St. Jude Medical board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The St. Jude Medical board of directors' recommendation for the transactions contemplated by the merger agreement was made after considering the totality of the information and factors involved. In considering the factors described above, individual members of the St. Jude Medical board of directors may have given different weight to different factors.

Opinion of St. Jude Medical's Financial Advisor

Overview

        Pursuant to an engagement letter dated as of March 9, 2016, St. Jude Medical retained Guggenheim Securities to act as its financial advisor with respect to the potential sale of St. Jude Medical. In selecting Guggenheim Securities as its financial advisor, St. Jude Medical considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the medical device industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        At the April 27, 2016 meeting of the St. Jude Medical board of directors, Guggenheim Securities rendered its oral opinion, which was confirmed by delivery of a written opinion, to the effect that, as of April 27, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the per share merger consideration to be received in the first merger by holders of St. Jude Medical common stock was fair, from a financial point of view, to such holders.

        This description of Guggenheim Securities' opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex E to this proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities' written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities' written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

        In reading the discussion of Guggenheim Securities' opinion set forth below, you should be aware that such opinion:

  •
  was provided to the St. Jude Medical board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the per share merger consideration;

  •
  and any materials provided in connection therewith did not constitute a recommendation to the St. Jude Medical board of directors with respect to the mergers;

  •
  does not constitute advice or a recommendation to any shareholder as to how to vote in connection with the mergers or otherwise;

  •
  did not address St. Jude Medical's underlying business or financial decision to pursue the mergers, the relative merits of the mergers as compared to any alternative business or financial strategies that might exist for St. Jude Medical, the financing of the mergers or the effects of any other transaction in which St. Jude Medical might engage;

  •
  addressed only the fairness, from a financial point of view and as of the date of such opinion, of the per share merger consideration to the extent expressly specified in such opinion;

  •
  expressed no view or opinion as to any other term, aspect or implication of the mergers or the merger agreement (including, without limitation, the form or structure of the mergers or the potential adjustment to the aggregate cash consideration as set forth in the merger agreement)

    or any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the mergers or the fairness, financial or otherwise, of the mergers to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of St. Jude Medical, Abbott or other participants in the mergers; and

  •
  expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of St. Jude Medical's or Abbott's directors, officers or employees, or any class of such persons, in connection with the mergers relative to the per share merger consideration or otherwise.

        In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

  •
  reviewed an execution version of the merger agreement dated April 27, 2016;

  •
  reviewed certain publicly available business and financial information regarding each of St. Jude Medical and Abbott;

  •
  reviewed certain non-public business and financial information regarding St. Jude Medical's businesses and prospects, including certain financial projections for St. Jude Medical, referred to in this section as the "St. Jude Medical Forecast," all as prepared and provided to Guggenheim Securities by St. Jude Medical's senior management;

  •
  reviewed certain Wall Street equity research analyst financial forecasts regarding Abbott, including certain adjustments thereto and illustrative extrapolations thereof, as discussed with Abbott's and St. Jude Medical's respective senior management (such financial forecasts, including such adjustments and illustrative extrapolations, referred to in this section as the "Abbott Analyst Forecast" and, together with the St. Jude Medical Forecast, as the "Forecasts");

  •
  reviewed certain estimated incremental financial impacts expected to result from the mergers, including certain potential revenue enhancements, cost savings and estimated financing impacts associated with the mergers, referred to collectively as the "Estimated Incremental Financial Impacts," all as prepared and provided to Guggenheim Securities by Abbott's senior management and reviewed by St. Jude Medical's senior management;

  •
  discussed with St. Jude Medical's and Abbott's respective senior management their strategic and financial rationale for the mergers, as well as their views of St. Jude Medical's and Abbott's respective businesses, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volumes of the shares of St. Jude Medical common stock and Abbott shares, referred to, for purposes of Guggenheim's analyses and opinion, as "Abbott common stock;"

  •
  compared the financial performance of St. Jude Medical and Abbott and the trading multiples of the shares of St. Jude Medical common stock and Abbott common stock with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating St. Jude Medical and Abbott, respectively;

  •
  reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the mergers;

  •
  performed discounted cash flow analyses for St. Jude Medical and Abbott based on the St. Jude Medical Forecast and the Abbott Analyst Forecast, respectively, and for Abbott on a pro forma combined basis taking account of the mergers and the Estimated Incremental Financial Impacts; and

  •
  conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

        With respect to the information used in arriving at its opinion, Guggenheim Securities notes that:

  •
  Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Forecasts, the Estimated Incremental Financial Impacts and any other estimates and other forward-looking information) furnished by or discussed with St. Jude Medical and Abbott or obtained from public sources, data suppliers and other third parties.

  •
  Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Forecasts, the Estimated Incremental Financial Impacts or any other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Forecasts, the Estimated Incremental Financial Impacts or any other estimates and other forward-looking information or the assumptions upon which they were based and (iii) relied upon the assurances of St. Jude Medical's and Abbott's senior management (as the case may be) that they were unaware of any facts or circumstances that would make such information (including, without limitation, the Forecasts, the Estimated Incremental Financial Impacts and any other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to (i) the St. Jude Medical Forecast and any other estimates and other forward-looking information relating to St. Jude Medical furnished by or discussed with St. Jude Medical, Guggenheim Securities was advised by St. Jude Medical's senior management, and Guggenheim Securities assumed, that the St. Jude Medical Forecast and such other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of St. Jude Medical's senior management as to the expected future performance of St. Jude Medical and (ii) any financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

  •
  As the St. Jude Medical board of directors was aware, Abbott did not furnish Guggenheim Securities with any internally generated stand-alone financial budgets, projections or forecasts regarding Abbott for use in connection with Guggenheim Securities' analyses and opinion. Accordingly, Guggenheim Securities based its forward-looking analyses regarding Abbott on the Abbott Analyst Forecast, as discussed with Abbott's and St. Jude Medical's respective senior management. Guggenheim Securities expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the selection of the specific Wall Street equity research analyst reports from which the Abbott Analyst Forecast was derived. Guggenheim Securities understood based on Guggenheim Securities' discussions with Abbott's and St. Jude Medical's respective senior management, and Guggenheim Securities assumed with the consent of St. Jude Medical, that the Abbott Analyst Forecast represented a reasonable basis upon which to evaluate the business and financial prospects of Abbott.

  •
  Guggenheim Securities was advised by Abbott's senior management, and Guggenheim Securities assumed, that the Estimated Incremental Financial Impacts had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Abbott's senior management as to such Estimated Incremental Financial Impacts and further assumed that such

    Estimated Incremental Financial Impacts would be realized in the amounts and at the times projected.

  •
  Guggenheim Securities assumed that the Forecasts and the Estimated Incremental Financial Impacts had been discussed with the St. Jude Medical board of directors with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion.

  •
  Guggenheim Securities relied upon, without independent verification, the assessments of St. Jude Medical's and Abbott's respective senior management (as the case may be) as to, among other things: (i) matters relating to Abbott's pending acquisition of Alere Inc., referred to as "Alere," including the expected timing and financial terms and implications thereof, (ii) the potential impact on St. Jude Medical and Abbott of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the medical device industry and the pharmaceutical, nutrition and diagnostic industries, including the continuing availability and amount of reimbursement for existing and future products by governmental and third-party payors, (iii) St. Jude Medical's and Abbott's existing and future products and/or product candidates, technology and intellectual property and associated risks (including, without limitation, with respect to the successful development and commercialization of such products and product candidates, approval thereof by relevant governmental authorities, the validity and life of patents and the potential impact of competition), (iv) St. Jude Medical's and Abbott's existing and future relationships, agreements and arrangements with, and the ability to retain and/or replace, key suppliers and other commercial relationships and (v) the ability to integrate the businesses and operations of St. Jude Medical and Abbott. Guggenheim Securities assumed that there would not be any developments with respect to any such matters that would have an adverse effect on St. Jude Medical, Abbott, the mergers or the contemplated benefits of the mergers in any way meaningful to Guggenheim Securities' analyses or opinion.

        Guggenheim Securities also notes certain other considerations with respect to its engagement and its opinion:

  •
  During the course of its engagement, Guggenheim Securities was not asked by the St. Jude Medical board of directors to, and it did not, solicit indications of interest from any third parties regarding a potential transaction with St. Jude Medical.

  •
  Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of St. Jude Medical, Abbott or any other entity or the solvency or fair value of St. Jude Medical, Abbott or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

  •
  Guggenheim Securities assumed that the mergers would qualify, for US federal income tax purposes, as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the mergers to St. Jude Medical, Abbott or their respective securityholders. Guggenheim Securities' professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities' opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of St. Jude Medical, Abbott and their other respective advisors with respect to such matters.

  •
  Guggenheim Securities further assumed that:

  •
  in all respects meaningful to its analyses, (i) the final executed form of the merger agreement would not differ from the execution version that Guggenheim Securities reviewed, (ii) St. Jude Medical and Abbott would comply with all terms of the merger agreement and (iii) the representations and warranties of St. Jude Medical and Abbott contained in the merger agreement were true and correct, subject to the qualifications set forth therein, and all conditions to the obligations of each party to the merger agreement to consummate the mergers would be satisfied without any waiver, modification or amendment thereof; and

    •
    the mergers would be consummated in a timely manner and in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without any limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on St. Jude Medical, Abbott, the mergers or the contemplated benefits of the mergers in any way meaningful to Guggenheim Securities' analyses or opinion.

  •
  Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the shares of St. Jude Medical common stock, the shares of Abbott common stock or the other securities of St. Jude Medical or Abbott may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the mergers.

Summary of Financial Analyses

Overview of Financial Analyses

        This "Summary of Financial Analyses" presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the St. Jude Medical board of directors in connection with Guggenheim Securities' rendering of its opinion. Such presentation to the St. Jude Medical board of directors was supplemented by Guggenheim Securities' oral discussion, the nature and substance of which provided context for such presentation.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities' financial analyses.

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities' view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities' opinion.

        In arriving at its opinion, Guggenheim Securities:

  •
  based its financial analyses on various assumptions, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors, all of which are beyond the control of St. Jude Medical, Abbott and Guggenheim Securities;

  •
  did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

  •
  considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

  •
  ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of its opinion, of the per share merger consideration to be received in the first merger by holders of St. Jude Medical common stock.

        With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

  •
  Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

  •
  None of the selected publicly traded companies used in the selected public companies analyses described below is identical or directly comparable to St. Jude Medical or Abbott, and none of the selected precedent merger and acquisition transactions used in the selected precedent transactions analysis described below is identical or directly comparable to the mergers; however, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities' financial analyses, to St. Jude Medical and Abbott based on Guggenheim Securities' familiarity with the medical device, pharmaceutical, nutrition and diagnostic industries.

  •
  In any event, the selected public companies analyses and the selected precedent transactions analysis are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the selected publicly traded companies and precedent merger and acquisition transactions to which St. Jude Medical, Abbott and the mergers were compared. Accordingly, such analyses may not necessarily include all companies or transactions that could be deemed relevant.

  •
  Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

        Throughout this "Summary of Financial Analyses," the following financial terms are used in connection with Guggenheim Securities' various financial analyses:

  •
  Adjusted EBITDA: means EBITDA including the impact of stock-based compensation expense.

  •
  Adjusted EBITDA multiple: represents the relevant company's enterprise value divided by its historical or projected Adjusted EBITDA.

  •
  Barra predicted equity beta: represents the relevant company's estimated forward-looking equity beta as calculated by Barra, LLC (a subsidiary of MSCI Inc.) based on its proprietary multi-factor equity risk models and which is intended to reflect fundamental changes in the company's underlying risk structure in a timely manner.

  •
  CAGR: means compound annual growth rate.

  •
  CapEx: means capital expenditures.

  •
  Cash EPS: means EPS excluding the impact of amortization expense and certain one-time, non-recurring items.

  •
  Cash P/E: represents the relevant company's stock price divided by its historical or projected Cash EPS.

  •
  EBITDA: means the relevant company's operating earnings (before deduction, in the case of St. Jude Medical, of stock-based compensation and after deduction, in the case of Abbott, of stock-based compensation) before interest, taxes, depreciation and amortization.

  •
  Enterprise value: represents the relevant company's net equity value plus (i) the book value of total debt and non-convertible preferred stock and (ii) the book value of any non-controlling or minority interests less (iii) cash, cash equivalents, and short- and long-term marketable investments, as applicable.

  •
  EPS: means the relevant company's earnings per share.

  •
  NTM: means next 12 months.

  •
  Unlevered free cash flow: means the relevant company's after-tax unlevered operating cash flow minus CapEx and changes in working capital.

  •
  VWAP: means volume-weighted average share price.

Recap of Implied Merger Statistics

        Based on the per share merger consideration comprised, for each outstanding share of St. Jude Medical common stock, of (i) $46.75 in cash and (ii) 0.8708 of a share of Abbott common stock, Guggenheim Securities calculated the implied per share merger consideration as $85.00 per share (based on Abbott's five-day VWAP of approximately $43.93 per share as of, and including, April 26, 2016, the last trading day prior to the date of the merger agreement). Guggenheim Securities then calculated various implied merger-related premiums and multiples as outlined in the table below:

Implied Transaction Statistics at Market
and at Implied Merger Consideration Value of $85.00/Share

	St. Jude Medical Stock Price (April 26, 2016) of $60.18	Implied Per Share Merger Consideration of $85.00
Implied Premium/(Discount) Relative to St. Jude Medical's:
Closing Stock Price at April 26, 2016	0%	41%
30-Day VWAP of $57.30	5	48
52-Week (All-time) High (07/21/15)	(26)	5
Enterprise Value/Adjusted EBITDA—Based on St. Jude Medical Forecast:
2016E	12.8x	16.9x
2017E	11.8	15.5
Cash P/E—Based on St. Jude Medical Forecast:
2016E	14.6x	20.6x
2017E	13.0	18.4
Cash P/E—Based on Wall Street Equity Research Estimates:
2016E	14.7x	20.8x
2017E	13.5	19.1

St. Jude Medical Financial Analyses

        St. Jude Medical Recap.    In evaluating St. Jude Medical in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including a selected public companies analysis, a selected precedent transactions analysis, and an illustrative discounted cash flow analysis. Solely for reference purposes, Guggenheim Securities also reviewed the historical trading price range for St. Jude Medical common stock, Wall Street equity research analysts' price targets for St. Jude Medical common stock and premiums paid in selected precedent healthcare industry transactions announced since 2004 with transaction values in excess of $10 billion. Implied per share equity values reflected in the analyses below were rounded to the nearest $0.50.

Summary of St. Jude Medical Financial Analyses

Implied Per Share Merger Consideration	$85.00

	Implied Reference Ranges for St. Jude Medical
Financial Analyses	Low	High
Selected Public Companies Analysis:
Based on 2016E Cash P/E	$70.00	$76.50
Based on 2017E Cash P/E	71.50	76.00
Selected Precedent Transactions Analysis:
Based on NTM Adjusted EBITDA	$55.50	$67.50
Based on NTM Cash P/E	74.50	86.50
Illustrative Discounted Cash Flow Analysis—Based on St. Jude Medical Forecast:	$74.00	$114.00
For Additional Reference
St. Jude Medical's Stock Price Range During 52-Week Period Ended April 26, 2016	$49.00	$81.00
12-Month Wall Street Equity Research Analysts' Stock Price Targets	55.00	65.00
Premiums Paid (25th to 75th percentile)	74.00	82.50
Illustrative Discounted Cash Flow Analysis—Wall Street Equity Research Estimates	57.50	89.00

        Selected Public Companies Analysis.    Guggenheim Securities reviewed and analyzed St. Jude Medical's historical stock price performance, trading metrics and historical and forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis as interventional implant medical device companies with vascular and/or orthopedic product portfolios, 2016 through 2017 estimated revenue growth of less than 10% and market capitalizations in excess of $10 billion. The following nine publicly traded companies, collectively referred to as the St. Jude Medical selected companies, were selected by Guggenheim Securities for purposes of this analysis:

St. Jude Medical Selected Companies

  •
  Abbott Laboratories

  •
  Becton, Dickinson and Company

  •
  Boston Scientific Corporation

  •
  C.R. Bard, Inc.

  •
  Johnson & Johnson

  •
  Medtronic Public Limited Company

  •
  Smith & Nephew plc

  •
  Stryker Corporation

  •
  Zimmer Biomet Holdings, Inc.

        Guggenheim Securities calculated, among other things, certain public market trading multiples and revenue and Cash EPS growth rates for the St. Jude Medical selected companies (based on Wall Street equity research estimates, including Wall Street equity research consensus estimates in the case of growth rates, each company's most recent publicly available financial filings and other publicly available information and, in the case of Abbott and Stryker Corporation, pro forma for the impact of certain recent acquisitions), which are summarized in the table below:

St. Jude Medical Selected Companies Trading Multiples and Growth Rates

	Cash P/E
					2016E - 2017E Revenue Growth(1)	2016E - 2018E Cash EPS Growth(1)
	2016E		2017E
St. Jude Medical Selected Companies:
Abbott Laboratories	20.2	x	17.6	x	5.5%	12.7%
Becton, Dickinson and Company	18.3		16.4		4.4	11.3
Boston Scientific Corporation	18.8		16.5		4.9	12.5
C.R. Bard, Inc.	20.6		18.5		5.0	11.3
Johnson & Johnson	17.1		16.1		4.6	6.0
Medtronic Public Limited Company	17.1		15.6		4.0	9.1
Smith & Nephew plc	19.1		17.4		5.0	11.1
Stryker Corporation	18.6		16.5		5.6	8.8
Zimmer Biomet Holdings, Inc.	14.6		13.3		3.0	10.3
Statistical Recap:
Mean	18.3	x	16.4	x	4.7%	10.4%
Median	18.6		16.5		4.9	11.1
High	20.6		18.5		5.6	12.7
Low	14.6		13.3		3.0	6.0
St. Jude Medical:
Trading Basis
St. Jude Medical Forecast	14.6	x	13.0	x	9.4%	12.0%
Wall Street Equity Research Estimates	14.7		13.5		4.2	8.4
Merger Basis ($85.00)
St. Jude Medical Forecast	20.6	x	18.4	x
Wall Street Equity Research Estimates	20.8		19.1

(1)
Additional observed data for reference.

        In performing its selected public companies analysis of St. Jude Medical, Guggenheim Securities selected reference ranges of trading multiples for purposes of valuing St. Jude Medical on a stand-alone public market trading basis as follows: (i) a 2016E Cash P/E multiple range of 17.0x to 18.5x, which implied a reference range of approximately $70.00 to $76.50 per share of St. Jude Medical common stock, and (ii) a 2017E Cash P/E multiple range of 15.5x to 16.5x, which implied a reference range of approximately $71.50 to $76.00 per share of St. Jude Medical common stock, as compared to the implied per share merger consideration of $85.00.

        Selected Precedent Transactions Analysis.    Guggenheim Securities reviewed and analyzed financial metrics associated with selected precedent transactions that Guggenheim Securities deemed generally relevant for purposes of this analysis as precedent transactions announced since 2011 involving either a U.S. acquiror or target company in the medical device industry with transaction values in excess of $5.0 billion and a cash component as part of the transaction consideration. The following six precedent transactions, collectively referred to as the selected precedent transactions, were selected by Guggenheim Securities for purposes of this analysis:

Selected Precedent Transactions

Date Announced	Acquiror	Target Company
10/5/14	Becton, Dickinson and Company	CareFusion Corporation
6/15/14	Medtronic, Inc.	Covidien plc
4/24/14	Zimmer Holdings, Inc.	Biomet, Inc.
5/27/13	Valeant Pharmaceuticals International, Inc.	Bausch + Lomb Holdings Incorporated
7/13/11	Apax Partners	Kinetic Concepts, Inc.
4/27/11	Johnson & Johnson	Synthes, Inc.

        Guggenheim Securities calculated, among other things, certain implied change-of-control multiples and EBITDA and Cash EPS forward growth rates for the selected precedent transactions (based on Wall Street equity research estimates, each company's most recent publicly available financial filings and other publicly available information), which are summarized in the table below:

Selected Precedent Transactions Multiples and Growth Rates

Target Company	Transaction Value as Multiple of NTM EBITDA		EBITDA Fwd. Growth(2)		NTM Cash P/E		Cash EPS Fwd. Growth(2)
CareFusion Corporation	11.9	x	8.1%		21.1	x	11.8%
Covidien plc	14.9		6.6		21.6		11.9
Biomet, Inc.(5)	11.2		4.5		17.0		12.2
Bausch + Lomb Holdings Incorporated	11.8		7.0		17.1		14.9
Kinetic Concepts, Inc.	8.8		5.1		13.0		8.7
Synthes, Inc.	11.1		7.4		20.5		7.6
Statistical Recap:
Mean	11.6	x	6.5%		18.4	x	11.2%
Median	11.5		6.8		18.8		11.8
High	14.9		8.1		21.6		14.9
Low	8.8		4.5		13.0		7.6
St. Jude Medical at Implied Per Share Merger Consideration	16.9	x(1)	8.8	%(3)(4)	20.6	x	12.0	%(3)

(1)
Reflects transaction value as a multiple of NTM Adjusted EBITDA.

(2)
Forward EBITDA and Cash EPS growth rates from calendar year to calendar year + 2. Shown as additional observed data for reference.

(3)
Reflects calendar year 2016 to calendar year 2018 estimated CAGR.

(4)
Reflects Adjusted EBITDA forward growth rate.

(5)
NTM EBITDA and Cash P/E multiples calculated using annualized third quarter fiscal year 2015 statistics.

        In performing its selected precedent transactions analysis of St. Jude Medical, Guggenheim Securities selected a reference range of transaction multiples for purposes of valuing St. Jude Medical on a change-of-control basis as follows: (i) a transaction enterprise value/NTM Adjusted EBITDA multiple range of 12.0x to 14.0x, which implied a reference range of approximately $55.50 to $67.50 per share of St. Jude Medical common stock, and (ii) an NTM Cash P/E multiple range of 18.0x to 21.0x, which implied a reference range of approximately $74.50 to $86.50 per share of St. Jude Medical common stock, as compared to the implied per share merger consideration of $85.00.

        Illustrative Discounted Cash Flow Analysis.    Guggenheim Securities performed an illustrative stand-alone discounted cash flow analysis of St. Jude Medical based on projected unlevered free cash flows (after deduction of stock-based compensation) for St. Jude Medical and an estimate of its terminal/continuing value at the end of the projection horizon derived from the St. Jude Medical Forecast for the five-year period ending January 2, 2021. In performing its illustrative discounted cash flow analysis:

  •
  Guggenheim Securities used a selected discount rate range of 7.05% to 8.45% based on an estimate of St. Jude Medical's weighted average cost of capital. St. Jude Medical's weighted average cost of capital was estimated based on, among other factors, (i) Guggenheim Securities' then-current estimate of the prospective US equity risk premium range of 6.00% to 7.00%, (ii) a review of St. Jude Medical's Bloomberg historical five-year average adjusted equity beta, its Bloomberg historical two-year average adjusted equity beta, its Bloomberg historical one-year average adjusted equity beta and its then-current Barra predicted equity beta (with a bias toward St. Jude Medical's Bloomberg historical average adjusted equity betas given an observed significant decline in Barra beta placing Barra beta measurably below Bloomberg historical average adjusted equity betas) as well as similar equity beta information for the St. Jude Medical selected companies, which resulted in a prospective unlevered equity beta reference range for St. Jude Medical of 0.850 to 0.950, (iii) the interpolated spot-market yield on the 20-year US Treasury bond of 2.35% as of April 26, 2016, as a proxy for the risk-free rate, (iv) St. Jude Medical's assumed target capital structure on a prospective basis and (v) Guggenheim Securities' investment banking and capital markets judgment and experience in valuing companies similar to St. Jude Medical.

  •
  In calculating St. Jude Medical's terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities utilized a two-stage terminal/continuing value methodology based on an illustrative reference range of perpetuity growth rates of St. Jude Medical's steady-state terminal year unlevered free cash flow of 1.0% to 2.0%.

  •
  Guggenheim Securities' illustrative discounted cash flow analysis resulted in an overall reference range of approximately $74.00 to $114.00 per share for purposes of valuing St. Jude Medical common stock on a stand-alone intrinsic-value basis, as compared to the implied per share merger consideration of $85.00.

Abbott Stand-Alone Financial Analyses

        Abbott Stand-Alone Financial Analyses Recap.    In evaluating Abbott in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including a selected public companies analysis and an illustrative discounted cash flow analysis. Solely for reference purposes, Guggenheim Securities also reviewed the historical trading price range for Abbott common stock and Wall Street equity research analysts' price targets for Abbott common stock. Implied per share equity values reflected in the analyses below were rounded to the nearest $0.50. The Abbott Analyst Forecast includes the anticipated impact in the fourth quarter of the fiscal year ending December 31, 2016 and thereafter of Abbott's pending acquisition of Alere. For purposes of the discounted cash flow analysis below, Abbott's cash and cash equivalents include Abbott's investment in Mylan N.V. based on the aggregate number of Mylan N.V. ordinary shares held by Abbott and the closing share price of such shares on April 26, 2016.

Summary of Abbott Financial Analyses

Abbott Closing Stock Price on April 26, 2016	$43.88

	Implied Reference Ranges for Abbott
Financial Analyses	Low	High
Selected Public Companies Analysis:
Based on 2016E Cash P/E	$40.50	$48.00
Based on 2017E Cash P/E	41.00	50.00
Illustrative Discounted Cash Flow Analysis—Based on Abbott Analyst Forecast:	$40.00	$65.00
For Additional Reference
Abbott's Stock Price Range During 52-Week Period Ended April 26, 2016	$36.00	$51.50
12-Month Wall Street Equity Research Analysts' Stock Price Targets	37.50	45.00

        Selected Public Companies Analysis.    Guggenheim Securities reviewed and analyzed Abbott's historical stock price performance, trading metrics and historical and forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis as public companies primarily traded in the U.S. with operations principally in the sectors of the medical device, pharmaceutical, nutrition and/or diagnostic industries in which Abbott operates, 2016 through 2017 estimated revenue growth of less than 10% and market capitalizations in excess of $10 billion. The following 10 publicly traded companies, collectively referred to as the Abbott selected companies, were selected by Guggenheim Securities for purposes of this analysis:

Abbott Selected Companies

  •
  Baxter International Inc.

  •
  Becton, Dickinson and Company

  •
  Boston Scientific Corporation

  •
  C.R. Bard, Inc.

  •
  Danaher Corp.

  •
  Johnson & Johnson

  •
  Mead Johnson Nutrition Company

  •
  Medtronic Public Limited Company

  •
  St. Jude Medical (Wall Street Equity Research Estimates)

  •
  Stryker Corporation

        Guggenheim Securities calculated, among other things, certain public market trading multiples and revenue and Cash EPS growth rates for the Abbott selected companies (based on Wall Street equity research estimates, including Wall Street equity research consensus estimates in the case of growth rates, each company's most recent publicly available financial filings and other publicly available information and, in the case of Stryker Corporation, pro forma for the impact of certain recent acquisitions), which are summarized in the table below:

Abbott Selected Companies Trading Multiples and Growth Rates

	Cash P/E
					2016E - 2017E Revenue Growth(1)		2016E - 2018E Cash EPS Growth(1)
	2016E		2017E
Abbott Selected Companies:
Baxter International Inc.	29.3	x	24.2	x	3.4%		18.6%
Becton, Dickinson and Company	18.3		16.4		4.4		11.3
Boston Scientific Corporation	18.8		16.5		4.9		12.5
C.R. Bard, Inc.	20.6		18.5		5.0		11.3
Danaher Corp.	19.7		18.0		4.0		8.4
Johnson & Johnson	17.1		16.1		4.6		6.0
Mead Johnson Nutrition Company	24.1		22.2		3.6		9.5
Medtronic Public Limited Company	17.1		15.6		4.0		9.1
St. Jude Medical (Wall Street Equity Research Estimates)	14.7		13.5		4.2		8.4
Stryker Corporation	18.6		16.5		5.6		8.8
Statistical Recap:
Mean	19.8	x	17.8	x	4.4%		10.4%
Median	18.7		16.5		4.3		9.3
High	29.3		24.2		5.6		18.6
Low	14.7		13.5		3.4		6.0
Abbott	20.2	x(2)	17.6	x(2)	5.5	%(3)	12.7	%(3)

(1)
Additional observed data for reference.

(2)
Based on estimates of the impact of Abbott's pending acquisition of Alere as of the anticipated closing date of such acquisition.

(3)
Pro forma for full-year anticipated impact of Abbott's pending acquisition of Alere.

        In performing its selected public companies analysis of Abbott, Guggenheim Securities selected reference ranges of trading multiples for purposes of valuing Abbott on a stand-alone public market trading basis as follows: (i) a 2016E Cash P/E multiple range of 18.5x to 22.0x, which implied a reference range of approximately $40.50 to $48.00 per share of Abbott common stock, and (ii) a 2017E Cash P/E multiple range of 16.5x to 20.0x, which implied a reference range of approximately $41.00 to $50.00 per share of Abbott common stock, as compared to Abbott's closing stock price on April 26, 2016 of $43.88 per share.

        Illustrative Discounted Cash Flow Analysis.    Guggenheim Securities performed an illustrative stand-alone discounted cash flow analysis of Abbott based on projected unlevered free cash flows (after deduction of stock-based compensation) for Abbott and an estimate of its terminal/continuing value at the end of the projection horizon derived from the Abbott Analyst Forecast for the five-year period ending December 31, 2020. In performing its illustrative discounted cash flow analysis:

  •
  Guggenheim Securities used a selected discount rate range of 7.00% to 8.40% based on an estimate of Abbott's weighted average cost of capital. Abbott's weighted average cost of capital was estimated based on, among other factors, (i) Guggenheim Securities' then-current estimate of the prospective US equity risk premium range of 6.00% to 7.00%, (ii) a review of Abbott's Bloomberg historical two-year average adjusted equity beta, its Bloomberg historical one-year average adjusted equity beta and its then-current Barra predicted equity beta as well as similar equity beta information for the Abbott selected companies, which resulted in a prospective unlevered equity beta reference range for Abbott of 0.850 to 0.950, (iii) the interpolated spot-market yield on the 20-year US Treasury bond of 2.35% as of April 26, 2016, as a proxy for the risk-free rate, (iv) Abbott's assumed target capital structure on a prospective basis and (v) Guggenheim Securities' investment banking and capital markets judgment and experience in valuing companies similar to Abbott.

  •
  In calculating Abbott's terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities used an illustrative reference range of perpetuity growth rates of Abbott's terminal year unlevered free cash flow of 2.0% to 3.0%.

  •
  Guggenheim Securities' illustrative discounted cash flow analysis resulted in an overall reference range of approximately $40.00 to $65.00 per share for purposes of valuing Abbott common stock on a stand-alone intrinsic-value basis, as compared to Abbott's closing stock price on April 26, 2016 of $43.88 per share.

Other Financial Reviews and Illustrative Analyses

        Guggenheim Securities performed various other financial reviews and illustrative analyses as summarized below which, as a general matter, Guggenheim Securities did not consider to be determinative methodologies for purposes of its opinion, but rather were included as additional reference points or observed data.

        St. Jude Medical and Abbott Stock Price Trading Histories.    Guggenheim Securities reviewed St. Jude Medical's and Abbott's respective stock price trading histories over the 52-week period ended April 26, 2016. Guggenheim Securities noted that the ranges of stock prices during such period were approximately $49.00 to $81.00 in the case of St. Jude Medical as compared to the implied per share merger consideration of $85.00 and approximately $36.00 to $51.50 in the case of Abbott as compared to Abbott's closing stock price on April 26, 2016 of $43.88 per share.

        St. Jude Medical and Abbott Wall Street Equity Research Analyst Stock Price Targets.    Guggenheim Securities reviewed selected Wall Street equity research analyst price targets for St. Jude Medical and Abbott, respectively, as published by certain Wall Street equity research analysts prior to April 26, 2016.

  •
  Guggenheim Securities noted that the range of one-year forward equity research analyst price targets for St. Jude Medical common stock was $60.00 to $71.00 per share, or approximately $55.00 to $65.00 per share on a present value basis using an illustrative discount rate of 9.2% (the approximate midpoint of St. Jude Medical's estimated cost of equity), as compared to the implied per share merger consideration of $85.00.

  •
  Guggenheim Securities also noted that the range of one-year forward equity research analyst price targets for Abbott common stock was $41.00 to $49.00 per share, or approximately $37.50 to $45.00 per share on a present value basis using an illustrative discount rate of 9.2% (the approximate midpoint of Abbott's estimated cost of equity), as compared to Abbott's closing stock price on April 26, 2016 of $43.88.

  •
  Guggenheim Securities noted that the public market trading price targets published by Wall Street equity research analysts do not necessarily reflect current market trading prices for St. Jude Medical common stock or Abbott common stock, and such estimates are subject to various uncertainties, including the future financial performance of St. Jude Medical and Abbott, respectively, and future capital markets conditions.

        Premiums Paid.    Guggenheim Securities reviewed, to the extent publicly available and based on publicly available information, the implied premiums paid or proposed to be paid in the following 18 selected transactions involving public targets in the healthcare industry announced since January 1, 2004 with transaction values in excess of $10 billion, collectively referred to as the selected premiums paid transactions (listed as acquiror/target):

  •
  Shire plc/Baxalta Incorporated

  •
  Pfizer Inc./Allergan plc

  •
  Aetna Inc./Humana Inc.

  •
  AbbVie Inc./Pharmacyclics, Inc.

  •
  Pfizer Inc./Hospira, Inc.

  •
  Actavis plc/Allergan, Inc.

  •
  Becton, Dickinson and Company/CareFusion Corporation

  •
  Merck KGaA/Sigma-Aldrich Corporation

  •
  AbbVie Inc./Shire plc

  •
  Medtronic, Inc./Covidien plc

  •
  Zimmer Holdings, Inc./Biomet, Inc.

  •
  Actavis plc/Forest Laboratories, Inc.

  •
  Thermo Fisher Scientific Inc./Life Technologies Corporation

  •
  Express Scripts, Inc./Medco Health Solutions, Inc.

  •
  Johnson & Johnson/Synthes, Inc.

  •
  Merck & Co., Inc./Schering-Plough Corporation

  •
  Pfizer Inc./Wyeth

  •
  Johnson & Johnson/Guidant Corporation

        Based on, among other things, closing stock prices of the target companies involved in the selected premiums paid transactions one trading day prior to public announcement of, or rumors relating to, the relevant transaction, Guggenheim Securities noted that (i) the overall low to high one trading day premiums derived from such transactions were approximately 6% to 42% (with a mean of approximately 27% and a median of approximately 27%) and (ii) applying the 25th percentile to 75th percentile of the one trading day premiums derived from such transactions of approximately 23% to 37% to St. Jude Medical's closing stock price one trading day prior to April 26, 2016 indicated an approximate implied per share equity value reference range for St. Jude Medical of $74.00 to $82.50 per share, as compared to the implied per share merger consideration of $85.00 (which implied per share merger consideration indicated a one trading day premium of approximately 41% to St. Jude Medical's closing stock price one trading day prior to April 26, 2016).

        Illustrative Discounted Cash Flow Analysis for St. Jude Medical Using Wall Street Equity Research Estimates.     Guggenheim Securities performed an illustrative stand-alone discounted cash flow analysis of St. Jude Medical based on projected unlevered free cash flows (after deduction of stock-based compensation) for St. Jude Medical and an estimate of its terminal/continuing value at the end of the projection horizon derived from Wall Street equity research estimates (extrapolated for the fiscal year ending January 2, 2021) and the same methodology described above in the illustrative discounted cash flow analysis for St. Jude Medical utilizing the St. Jude Medical Forecast. This illustrative discounted cash flow analysis resulted in an overall reference range of approximately $57.50 to $89.00 per share for purposes of valuing St. Jude Medical common stock on a stand-alone intrinsic-value basis, as compared to the implied per share merger consideration of $85.00.

        Illustrative Theoretical Future Stock Price.    Guggenheim Securities reviewed implied illustrative ranges of theoretical future values per share, during the period January 1, 2017 through January 1, 2020, of (i) Abbott common stock, pro forma for the mergers, utilizing, in the case of Abbott, the Abbott Analyst Forecast and, in the case of St. Jude Medical, both the St. Jude Medical Forecast and Wall Street equity research estimates and (ii) the St. Jude Medical common stock, on a stand-alone basis, utilizing both the St. Jude Medical Forecast and Wall Street equity research estimates. For purposes of evaluating Abbott common stock pro forma for the mergers, Abbott's contemplated financing to be undertaken in connection with the mergers, the Estimated Incremental Financial Impacts and Abbott's projected dividend payments during the forecasted period were taken into account and the cash portion of the per share merger consideration was assumed to be invested in five-year U.S. Treasury notes with an annual interest rate of 1.4%. The illustrative theoretical future per share values were discounted to present value (as of April 26, 2016) utilizing an estimated cost of equity of 9.2% (the approximate midpoint of Abbott's and St. Jude Medical's respective estimated cost of equity). This indicated the following overall illustrative theoretical future values per share, on a present value basis as of April 26, 2016, for Abbott common stock on a pro forma basis and St. Jude Medical common stock on a stand-alone basis:

  •
  for Abbott common stock, approximately $91.24 to $99.67 per share (based on Abbott's implied 2016E Cash P/E multiple of 20.2x as of April 26, 2016 and the St. Jude Medical Forecast), approximately $90.81 to $97.71 per share (based on Abbott's implied 2016E Cash P/E multiple of 20.2x as of April 26, 2016 and Wall Street equity research estimates for St. Jude Medical) and approximately $88.28 to $94.93 per share (based on Abbott's implied two-year average NTM Cash P/E multiple of 19.0x as of April 26, 2016 and Wall Street equity research estimates for St. Jude Medical); and

  •
  for St. Jude Medical common stock, approximately $69.54 to $77.37 per share and approximately $66.34 to $67.11 per share based on the St. Jude Medical Forecast and Wall Street equity research estimates, respectively, in each case based on St. Jude Medical's implied two-year average NTM Cash P/E multiple of 16.0x as of April 26, 2016.

        Illustrative Value-Based Has/Gets.    Guggenheim Securities compared the implied intrinsic value of St. Jude Medical on a stand-alone basis based on the illustrative discounted cash flow analyses for St. Jude Medical described above relative to the implied intrinsic value of the pro forma combined company resulting from the mergers after taking into account, to the extent described below, the Estimated Incremental Financial Impacts based on the illustrative discounted cash flow analyses for St. Jude Medical described above and the illustrative discounted cash flow analysis for Abbott described above. This indicated the following implied per share equity values for St. Jude Medical on a stand-alone basis relative to the pro forma combined company:

  •
  utilizing the St. Jude Medical Forecast and the Abbott Analyst Forecast for purposes of the discounted cash flow analyses referred to above, approximately $74.19 to $113.93 per share (in the case of St. Jude Medical on a stand-alone basis), approximately $80.47 to $104.33 per share (in the case of the pro forma combined company after taking into account Abbott's contemplated financing to be undertaken in connection with the mergers) and approximately $82.72 to $107.89 per share (in the case of the pro forma combined company after taking into account the Estimated Incremental Financial Impacts); and

  •
  utilizing Wall Street equity research estimates for St. Jude Medical and the Abbott Analyst Forecast for purposes of the discounted cash flow analyses referred to above, approximately $57.50 to $88.95 per share (in the case of St. Jude Medical on a stand-alone basis), approximately $78.09 to $100.74 per share (in the case of the pro forma combined company after taking into account Abbott's contemplated financing to be undertaken in connection with the mergers) and approximately $80.35 to $104.30 per share (in the case of the pro forma combined company after taking into account the Estimated Incremental Financial Impacts).

        Illustrative Abbott Cash EPS Accretion/(Dilution).    Guggenheim Securities reviewed the illustrative pro forma financial impact of the mergers on Abbott's projected Cash EPS for the fiscal years ending December 31, 2017 through December 31, 2020, utilizing the Abbott Analyst Forecast and Wall Street equity research estimates for St. Jude Medical, after taking into account Abbott's contemplated financing to be undertaken in connection with the mergers and the Estimated Incremental Financial Impacts. Based on the implied per share merger consideration of $85.00, this indicated that the mergers would be accretive to Abbott's projected Cash EPS in each of such fiscal years.

Other Considerations

        St. Jude Medical did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the first merger were determined through negotiations between St. Jude Medical and Abbott and were approved by the St. Jude Medical board of directors. The decision to enter into the merger agreement was solely that of the St. Jude Medical board of directors. Guggenheim Securities' opinion was just one of the many factors taken into consideration by the St. Jude Medical board of directors. Consequently, Guggenheim Securities' financial analyses should not be viewed as determinative of the decision of the St. Jude Medical board of directors with respect to whether the per share merger consideration to be received in the first merger by holders of St. Jude Medical common stock was fair, from a financial point of view, to such holders.

        Pursuant to the terms of Guggenheim Securities' engagement letter, St. Jude Medical has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate consideration involved in the first merger) upon consummation of the first merger, which cash transaction fee currently is estimated to be approximately $59 million. In connection with Guggenheim Securities' engagement, a cash milestone fee of $2 million became payable to Guggenheim Securities upon execution of the merger agreement, which fee will be credited against the foregoing cash transaction fee. In addition, St. Jude Medical has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

        Aside from its current engagement by St. Jude Medical in connection with the mergers, during the two-year period prior to the date of its opinion, Guggenheim Securities had not previously been engaged by, provided any investment banking or financial advisory services to or received any investment banking or financial advisory fees from either St. Jude Medical or Abbott. Guggenheim Securities may seek to provide St. Jude Medical, Abbott and their respective affiliates with certain financial advisory and investment banking services unrelated to the mergers in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of its and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to St. Jude Medical, Abbott, other participants in the mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to St. Jude Medical, Abbott, other participants in the mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in St. Jude Medical, Abbott, other participants in the mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to St. Jude Medical, Abbott, other participants in the mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies and the mergers that differ from the views of Guggenheim Securities' investment banking personnel.

Certain St. Jude Medical Unaudited Financial Projections

        St. Jude Medical does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, St. Jude Medical's management provided internal non-public five-year financial forecasts regarding St. Jude Medical's anticipated future operations to the St. Jude Medical board of directors in connection with its evaluation of the mergers and to Guggenheim Securities for its use and reliance in connection with its financial analyses and opinion as described in the section entitled "Proposal 1: The Mergers—Opinion of St. Jude Medical's Financial Advisor." We refer to these internal non-public five-year financial forecasts as the projections. The projections also were provided to Abbott during its performance of due diligence in connection with the transactions contemplated by the merger agreement, including the mergers, although Abbott did not rely on the projections in any material respect in its analysis of the mergers.

        The projections were prepared by and are the responsibility of St. Jude Medical's management. The projections were not prepared with a view toward public disclosure but rather for the purpose of evaluation of the mergers. Accordingly, the projections do not comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Ernst & Young LLP, St. Jude Medical's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion on or any form of assurance related to the projections. St. Jude Medical included a summary of the projections in this section of the proxy statement/prospectus for the benefit of its shareholders because St. Jude Medical provided such non-public information to its board of directors and financial advisor, and to Abbott. However, the summary of the projections included in this proxy statement/prospectus is not intended to influence a St. Jude Medical shareholder's decision of whether to vote its shares in favor of approval of the merger agreement.

        The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of St. Jude Medical. In particular, the projections assumed, among other things, that the markets for St. Jude Medical's principal product categories would change at annual rates ranging from slight decreases to increases greater than 10%; that St. Jude Medical's market share would decline slightly in the short term, but exceed current levels in the long term, with the increase in market share largely attributable to incremental revenue from anticipated new product launches; that St. Jude Medical's gross margins would slightly improve, as cost reductions and changes in product mix would be partially offset by pressures on average selling prices; that revenue increases would outpace increases in selling, general, and administrative expenses and that St. Jude Medical would maintain its commitment to high levels of investment in research and development; that St. Jude Medical would continue to pay contractual debt obligations to achieve more normalized leverage ratios, after which modest stock repurchase programs would resume to offset dilution associated with employee stock plans; and that St. Jude Medical's effective income tax rate would not significantly change over time.

        Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond St. Jude Medical's control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement St. Jude Medical's business strategy; failure to capitalize on St. Jude Medical's expected market opportunities; lack of regulatory approval and market acceptance of St. Jude Medical's new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company's products; failure to complete St. Jude Medical's clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize St. Jude Medical's existing and future research and development programs; failure to protect St. Jude Medical's intellectual property; decreased demand for St. Jude Medical's products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in St. Jude Medical's annual report on Form 10-K for the fiscal year ended January 2, 2016, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the realization of the results contemplated by the projections may be affected by St. Jude Medical's ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes "forward-looking statements" and actual results may differ materially and adversely from those projected. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

        Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of a summary of the projections in this proxy statement/prospectus should not be regarded as an indication that St. Jude Medical or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of St. Jude Medical's operations, and, consequently, the projections should not be relied on in such a manner. Neither Abbott, St. Jude Medical nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections, and neither St. Jude Medical, Abbott, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are not realized. St. Jude Medical does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of St. Jude Medical nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any St. Jude Medical shareholder or other person regarding the ultimate performance of St. Jude Medical compared to the information contained in the projections or that the projections will be achieved. St. Jude Medical has not made any representations to Abbott, Vault Merger Sub, Inc. or Vault Merger Sub, LLC in the merger agreement or otherwise, concerning the projections.

        In light of the foregoing factors and the uncertainties inherent in the projections, St. Jude Medical's shareholders are cautioned not to place undue, if any, reliance on the information presented in the summary of the projections.

Summary of St. Jude Medical Projections

	Fiscal Year
	2016E	2017E	2018E	2019E	2020E
	(in millions, except per share amounts; all amounts are approximations)
Revenue	$6,151	$6,729	$7,358	$8,047	$8,869
Gross Profit	4,281	4,693	5,138	5,625	6,204
EBITDA(1)	1,898	2,059	2,242	2,456	2,695
Adjusted EBITDA(2)	1,823	1,979	2,157	2,364	2,595
Cash Earnings Per Share(3)	$4.13	$4.62	$5.18	$5.79	$6.46

(1)
Defined as net earnings before interest expense, income taxes, depreciation, amortization and certain income and expenses and excludes impact of stock-based compensation expense.

(2)
Defined as net earnings before interest expense, income taxes, depreciation, amortization and certain income and expenses and includes impact of stock-based compensation expense.

(3)
Excludes impact of amortization expense and certain income and expenses.

Certain Abbott Estimated Incremental Financial Impacts

        Abbott does not as a matter of course make public projections or estimates as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Abbott's management provided estimates of certain potential revenue enhancements, cost savings and financing impacts expected to result from the mergers to St. Jude Medical's senior management, the St. Jude Medical board of directors and Guggenheim Securities in connection with St. Jude Medical's evaluation of the mergers, as described in the sections entitled "Proposal 1: The Mergers—Background of the Mergers" and "Proposal 1: The Mergers—Opinion of St. Jude Medical's Financial Advisor." We refer to these internal, non-public estimates as the "estimated incremental financial impacts."

        The estimated incremental financial impacts were prepared by and are the responsibility of Abbott's management. The estimated incremental financial impacts were not prepared with a view toward public disclosure but rather for the purpose of evaluation of the mergers. Accordingly, the estimated incremental financial impacts do not comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Ernst & Young LLP, Abbott's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the estimated incremental financial impacts and does not express an opinion on or any form of assurance related to the estimated incremental financial impacts. Abbott included a summary of the estimated incremental financial impacts in this section of the proxy statement/prospectus for the benefit of the St. Jude Medical shareholders in their evaluation of the mergers because Abbott provided such non-public information to St. Jude Medical's senior management, to the St. Jude Medical board of directors and to Guggenheim Securities. However, the summary of the estimated incremental financial impacts included in this proxy statement/prospectus is not intended to influence any St. Jude Medical shareholder's decision of whether to vote its shares in favor of approval of the merger agreement.

        The estimated incremental financial impacts were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Abbott. Additionally, the estimated incremental financial impacts are inherently forward looking and span multiple years. Consequently, the estimated incremental financial impacts, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the estimated incremental financial impacts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Abbott's control. The estimated incremental financial impacts also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the estimated incremental financial impacts include, but are not limited to: the ability of Abbott to implement its business strategy or its plans, to meet its forecasts and other expectations with respect to St. Jude Medical's business after the completion of the transaction and to realize anticipated synergies or realize anticipated synergies within the expected timeframe; Abbott's ability to obtain financing in connection with the transactions contemplated by the merger agreement on a timely basis and reasonable terms; failure to capitalize on expected market opportunities; lack of regulatory approval and market acceptance of new products, product enhancements or new applications for existing products; regulatory developments in key markets for products; failure to complete clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize existing and future research and development programs; failure to protect intellectual property; decreased demand for products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in Abbott's annual report on Form 10-K for the fiscal year ended December 31, 2016 and St. Jude Medical's annual report on Form 10-K for the fiscal year ended January 2, 2016, their respective subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the realization of the results contemplated by the estimated incremental financial impacts may be affected by Abbott's ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes "forward-looking statements" and actual results may differ materially and adversely from those projected. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

        Accordingly, there can be no assurance that the estimated incremental financial impacts will be realized and actual results may vary materially from those estimated. The inclusion of a summary of the estimated incremental financial impacts in this proxy statement/prospectus should not be regarded as an indication that Abbott or any of its affiliates, officers, directors, advisors or other representatives considered or consider the estimated incremental financial impacts to be necessarily predictive of actual future events or results of Abbott's operations, and, consequently, the estimated incremental financial impacts should not be relied on in such a manner. Neither Abbott, St. Jude Medical nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the estimated incremental financial impacts, and neither St. Jude Medical, Abbott nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the estimated incremental financial impacts to reflect circumstances existing or developments and events occurring after the date on which the estimated incremental financial impacts were estimated or that may occur in the future, even in the event that any or all of the assumptions underlying the estimated incremental financial impacts are not realized. Abbott does not intend to make available publicly any update or other revision to the estimated incremental financial impacts, except as otherwise required by law. None of Abbott, St. Jude Medical or any of their respective officers, directors, advisors or other representatives has made or makes any representation to any St. Jude Medical shareholder or other person regarding the ultimate performance of Abbott following the mergers compared to the information contained in the estimated incremental financial impacts or that the estimated incremental financial impacts will be achieved. Abbott has not made any representations to St. Jude Medical in the merger agreement or otherwise concerning the estimated incremental financial impacts.

        In light of the foregoing factors and the uncertainties inherent in the estimated incremental financial impacts, St. Jude Medical's shareholders are cautioned not to place undue, if any, reliance on the information presented in the summary of the estimated incremental financial impacts.

Summary of Abbott Estimated Incremental Financial Impacts

        The estimated incremental financial impacts consisted of:

  •
  Estimated annual pre-tax synergies of $500 million by 2020, of which: (i) 25% were estimated to come from revenue enhancements, (ii) 25% were estimated to come from gross margin initiatives, and (iii) the remaining 50% were estimated to come from savings in selling, general and administrative expenses; and

  •
  Estimated financing impacts based on the assumptions that: (i) the cash portion of the merger consideration would constitute 55% of the total merger consideration and would be financed with a mix of balance sheet cash and the proceeds of newly issued debt with an illustrative weighted average interest rate of 4.10% and (ii) St. Jude Medical's indebtedness would be assumed or refinanced by Abbott following the mergers. Additionally, the estimated financing impacts assumed that Abbott could issue $3.0 billion worth of new common shares in the public market at a price of $43.88 per share in order to rebalance its capital structure.

Financing of the Mergers

        Abbott anticipates that the funds needed to complete the transactions contemplated by the merger agreement will be derived from a combination of (i) available cash on hand of Abbott and St. Jude Medical and (ii) third party debt financing, which we refer to as the debt financing, which is expected to include a combination of the following: (a) borrowings under a senior unsecured term loan facility, (b) the issuance of senior unsecured notes or other debt securities, (c) borrowings under a senior unsecured bridge loan facility, and/or (d) borrowings under Abbott's existing credit agreement.

        In connection with signing the merger agreement, Abbott obtained a debt commitment letter pursuant to which the commitment parties agreed to provide, under certain circumstances and subject to certain conditions, a $17.2 billion senior unsecured bridge loan facility to finance the merger, the repayment of certain existing indebtedness of Abbott and St. Jude Medical and the payment of certain fees and expenses in connection therewith.

        Two tranches comprise the bridge facility: (i) a $15.2 billion 364-day unsecured bridge term loan tranche and (ii) a $2.0 billion 120-day unsecured bridge term loan tranche. Each commitment party's commitments with respect to the bridge facility and each commitment party's agreements to perform the services described in the debt commitment letter, will automatically terminate on the earliest of (i) 11:59 p.m. on April 27, 2017 or if the end date (as defined in the merger agreement) is extended to a later date, such later date, but in any event not later than July 27, 2017, (ii) the date on which the definitive loan documents in respect of the bridge facility, and the commitments thereunder, become effective, (iii) the consummation of the mergers without the use of the bridge facility, and (iv) the date of any termination in accordance with the terms of the merger agreement of Abbott's obligations under the merger agreement to consummate the mergers.

        The obligation of the commitment parties to provide debt financing under the debt commitment letter is subject to a number of conditions. These conditions include, among other things: (i) the absence of a material adverse effect (as defined in the merger agreement) on St. Jude Medical from April 27, 2016 to the closing date, (ii) the execution of definitive loan documents with respect to the bridge facility consistent with the debt commitment letter, (iii) the consummation of the mergers substantially simultaneously with the funding of the bridge facility in accordance with the merger agreement without giving effect to any amendments, modifications, supplements or waivers by Abbott thereto or consents by Abbott thereunder that are materially adverse to the commitment parties without their prior written consent, (iv) the repayment and termination of, or obtainment of consents, waivers, amendments or modification to, St. Jude Medical's existing term loan agreement to permit the mergers, (v) the delivery by Abbott of certain financial statements and pro forma financial information, (vi) the accuracy of certain limited representations and warranties and (vii) the delivery by Abbott of certain additional customary documentation. There is a risk that these conditions will not be satisfied and the debt financing may not be available when required. In the event that the bridge facility is not available to Abbott on the terms set forth in the debt commitment letter or Abbott anticipates that the bridge facility will not be available on the terms set forth in the debt commitment letter due to the failure of a condition thereto or for any other reason, Abbott has the right under the merger agreement, subject to certain conditions and limitations, to seek alternative financing. As of the date of this proxy statement/prospectus, no such alternative financing has been arranged. Abbott's obligation to complete the mergers is not conditioned upon the receipt of any financing.

Closing and Effective Times

        Unless the parties otherwise mutually agree, the closing of the mergers will occur on the second business day after the day on which the last of the conditions to the closing of the mergers is satisfied or waived (to the extent permitted by applicable law) (other than those conditions that by their nature must be satisfied or waived at the closing of the mergers, but subject to the fulfillment or waiver of such conditions).

        Subject to the satisfaction or waiver of the conditions to the closing of the mergers described in the section entitled "The Merger Agreement—Conditions to Completion of the Mergers," including approval of the merger agreement by St. Jude Medical shareholders at the shareholders' meeting, it is anticipated that the mergers will close during the fourth quarter of 2016. It is possible that the mergers could be completed at a different time, or not at all.

        The first merger will become effective upon the later of the filing of a certificate of merger with the Secretary of State of the State of Delaware and the filing of articles of merger with the Secretary of State of the State of Minnesota, or at such later time as Abbott and St. Jude Medical agree and specify in these documents. The second merger will become effective promptly after the first effective time, upon the later of the filing of a certificate of merger with the Secretary of State of the State of Delaware and the filing of articles of merger with the Secretary of State of the State of Minnesota, or at such later time as Abbott and St. Jude Medical agree and specify in these documents. These documents will be filed as soon as practicable after the first effective time.

Regulatory Approvals

        Under the HSR Act, certain transactions, including the mergers, may not be completed unless the statutory waiting period has expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the United States Department of Justice, which we refer to as the DOJ. A transaction notifiable under the HSR Act may not be completed until the applicable waiting periods have expired or been terminated, unless that waiting period is terminated early. Abbott and St. Jude Medical each filed their respective HSR Act notification forms on June 10, 2016. On July 11, 2016,

Abbott and St. Jude Medical each received a request for additional information from the FTC relating to the mergers. The effect of these requests, which were issued under the HSR Act, is to extend the waiting period imposed by the HSR Act until 30 days after Abbott and St. Jude Medical have substantially complied with the requests, unless the period is extended voluntarily by the parties or terminated sooner by the FTC.

        In addition to the expiry or early termination of the applicable waiting period under the HSR Act, completion of the mergers is conditioned upon all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under the applicable competition laws of specified jurisdictions relating to the transactions contemplated by the merger agreement having been made, expired, terminated or obtained, as the case may be.

        St. Jude Medical and Abbott have agreed to cooperate with each other and to use their respective reasonable best efforts to obtain the regulatory approvals discussed above. For more information about these cooperation and reasonable best efforts covenants, see the section entitled "The Merger Agreement—Regulatory Approvals."

Accounting Treatment

        Abbott prepares its financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting. Abbott will be treated as the acquiror for accounting purposes.

NYSE Market Listing

        As a condition to consummation of the mergers, the Abbott shares to be issued in connection with the mergers must be listed for trading on the NYSE. Additionally, Abbott intends to maintain upon closing of the mergers the current listings for its shares on the Chicago Stock Exchange, London Stock Exchange, and SIX Swiss Exchange.

Delisting and Deregistration of St. Jude Medical Shares

        If the mergers are completed, St. Jude Medical shares will be delisted from the NYSE and deregistered under the Exchange Act.

Abbott's Dividend Policy

        While Abbott cannot assure its future financial performance, it anticipates that it will continue to pay dividends on Abbott shares in the foreseeable future. Most recently, Abbott declared a quarterly dividend of $0.26 per Abbott share, which will be paid on August 15, 2016 to holders of record on July 15, 2016.

Litigation Related to the Mergers

        On May 2, 2016, Stephen Silverman filed a putative class action complaint in the Minnesota District Court, Second Judicial District (Ramsey County), entitled Silverman v. St. Jude Medical, et al., Case No. 62-CV-16-2872, against St. Jude Medical, the members of the St. Jude Medical board of directors, Abbott, Vault Merger Sub, Inc., and Vault Merger Sub, LLC. Plaintiff alleges that the members of the St. Jude Medical board of directors breached their fiduciary duties to St. Jude Medical shareholders by entering into the merger agreement, and that Abbott Vault Merger Sub, Inc. and Vault Merger Sub, LLC aided and abetted that breach of duty. The plaintiff alleges, among other things, that (a) the per share merger consideration is inadequate; (b) there is no "collar" on the stock component of the merger consideration such that the value of the transaction has declined as the market price for Abbott shares has declined since the transaction was announced; (c) St. Jude Medical's directors failed to correct Abbott's August 2015 statement that Abbott had not evaluated a potential acquisition of St. Jude Medical when Abbott later indicated potential interest in acquiring St. Jude Medical; and (d) St. Jude Medical's directors agreed to certain alleged "deal protection measures" in the merger agreement that, according to plaintiff, are calculated to dissuade potential suitors from making an alternative offer. Although St. Jude Medical is named as a defendant in the Silverman action, no cause of action is asserted against it. Plaintiff purports to assert his claims on behalf of himself and all other public St. Jude Medical shareholders and seeks, among other relief, an injunction precluding consummation of the mergers and damages.

        On May 26, 2016, a second action challenging the decision by St. Jude Medical's board of directors to enter into the merger agreement was filed in the Minnesota District Court, Second Judicial District (Ramsey County), entitled Larkin v. Starks, et al., Case No. 62-CV-16-3367, against the members of St. Jude Medical's board of directors, Abbott, Vault Merger Sub, LLC, and Vault Merger Sub, Inc. St. Jude Medical is named as a nominal defendant. The plaintiff alleges, among other things, that St. Jude Medical's directors breached their fiduciary duties to St. Jude Medical and its shareholders by entering into the merger agreement, and that Abbott, Vault Merger Sub LLC, and Vault Merger Sub, Inc. aided and abetted that breach of duty. Specifically, the plaintiff alleges that (a) the per share merger consideration is inadequate; (b) the proposed transaction was timed to take advantage of an artificial depression in the market price of St. Jude Medical's publicly-traded shares; (c) the stock component of the merger consideration has decreased in value since the proposed transaction was announced; and (d) certain provisions in the merger agreement allegedly operate to deter any potential superior proposal from a third-party bidder. The plaintiff purports to allege claims on behalf of a class of St. Jude Medical shareholders for breach of fiduciary duty against the members of St. Jude Medical's board of directors and against Abbott for aiding and abetting that alleged breach. The plaintiff further purports to allege claims derivatively, on behalf of St. Jude Medical, against the members of St. Jude Medical's board of directors for breach of fiduciary duty, corporate waste, and "abuse of control." The plaintiff seeks an order enjoining St. Jude Medical from consummating the proposed transaction with Abbott, or rescinding the transaction if consummated, and/or awarding damages.

        On June 30, 2016, a purported stockholder of St. Jude Medical filed a putative class action complaint in the Federal District Court for the District of Minnesota, captioned Rosenfeld v. St. Jude Medical, et al., Case No. 16-cv-02275-WMW-FLN. The complaint names as defendants St. Jude Medical and the members of St. Jude Medical's board of directors. The complaint alleges, among other things, that St. Jude Medical and its directors failed to disclose all material facts in connection with the proposed merger and made statements in this Registration Statement on Form S-4 that were materially false or misleading in violation of Section 14(a) of the Exchange Act and Minnesota Statute Section 80A.68. The complaint further alleges that St. Jude Medical's directors are liable for the alleged violation of Section 14(a) of the Exchange Act as "Control Persons" under Section 20(a) of the Exchange Act, and that St. Jude Medical and its directors are liable for the alleged violations of Minnesota Statute Section 80A.68 under Minnesota Statute Section 80A.76. The complaint seeks an order enjoining St. Jude Medical from consummating the mergers until additional disclosures are made, rescinding the mergers if consummated, and/or awarding damages.

        On July 5, 2016, plaintiffs in the Silverman and Larkin actions filed an amended complaint against St. Jude Medical, its directors, Abbott, Vault Merger Sub, LLC, and Vault Merger Sub, Inc., which alleges, among other things, that St. Jude Medical and its directors failed to disclose all material facts regarding the proposed merger and made statements in this Registration Statement on Form S-4 that were materially false or misleading. By order dated July 13, 2016, the Minnesota District Court consolidated the Silverman and Larkin actions under the caption In re St. Jude Medical Shareholders Litigation, Case No. 62-CV-16-2872 (which we refer to as the "consolidated state action"), and appointed lead plaintiffs and lead counsel, and liaison counsel. Pursuant to the Court's July 13, 2016 order, no motion, request for discovery, or other pretrial or trial proceedings shall be initiated or filed by any plaintiffs except through liaison counsel in the consolidated state action. The Court's July 13, 2016 order contemplates that future-filed actions relating to the same subject matter as the consolidated state action will also be consolidated with the consolidated state action.

        On August 3, 2016, a purported stockholder filed a putative class action complaint on behalf of himself and other St. Jude Medical shareholders in the Minnesota District Court, Second Judicial District (Ramsey County), captioned Gross v. St. Jude Medical, et al., Case No. 62-CV-16-4581, against St. Jude Medical, the members of the St. Jude Medical board of directors, Abbott, Vault Merger Sub, Inc., and Vault Merger Sub, LLC. The complaint alleges that the members of the St. Jude Medical board of directors breached their fiduciary duties to St. Jude Medical shareholders by, among other things, (a) entering into the merger agreement; (b) agreeing to inadequate merger consideration; (c) agreeing to certain alleged deal protection measures in the merger agreement that, according to Gross, are calculated to dissuade potential suitors from making an alternative offer; and (d) failing to disclose all material facts regarding the proposed merger to St. Jude Medical's shareholders. The complaint further alleges that Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC aided and abetted the St. Jude Medical directors' breaches of duties, and that, by allegedly making material misstatements and omissions in this Registration Statement on Form S-4, the members of St. Jude Medical's board of directors and St. Jude Medical violated Minnesota Statutes Sections 80A.68 and 80A.76. The complaint seeks, among other relief, an injunction precluding consummation of the mergers and damages.

THE MERGER AGREEMENT

        This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex Aand is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

        The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about Abbott or St. Jude Medical. Factual disclosures about St. Jude Medical and Abbott contained in this proxy statement/prospectus and/or in the public reports of St. Jude Medical and Abbott filed with the SEC (as described in the section entitled "Where You Can Find More Information") may supplement, update or modify the disclosures about St. Jude Medical and Abbott contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein, were solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Abbott's or St. Jude Medical's public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about St. Jude Medical or Abbott at the time they were made or otherwise.

Effective Times, Effects of the Mergers; Organizational Documents of the Surviving Company; Directors and Officers

Effective Times

        The merger agreement provides for two mergers: (i) a merger of Vault Merger Sub, Inc. with and into St. Jude Medical with St. Jude Medical surviving the merger as a wholly owned subsidiary of Abbott (we refer to St. Jude Medical after completion of the first merger as the first surviving corporation), promptly followed by (ii) a merger of St. Jude Medical, as the first surviving corporation, with and into Vault Merger Sub, LLC with Vault Merger Sub, LLC surviving the merger as a wholly owned subsidiary of Abbott (we refer to Vault Merger Sub, LLC after completion of the second merger as the surviving company). On the closing date, St. Jude Medical and Vault Merger Sub, Inc. will effect the first merger by filing a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of Minnesota. We refer to the time at which such first merger becomes effective as the first effective time. At the first effective time, all of the property, rights, privileges, immunities, powers and franchises of St. Jude Medical and Vault Merger Sub, Inc. will vest in St. Jude Medical as the first surviving corporation, and all of the liabilities, obligations and duties of St. Jude Medical and Vault Merger Sub, Inc. will become liabilities, obligations and duties of St. Jude Medical as the first surviving corporation. Promptly thereafter,

St. Jude Medical and Vault Merger Sub, LLC will effect the second merger by filing a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Secretary of State of the State of Minnesota. We refer to the time at which such second merger becomes effective as the second effective time. At the second effective time, all of the property, rights, privileges, immunities, powers and franchises of St. Jude Medical and Vault Merger Sub, LLC will vest in Vault Merger Sub, LLC as the surviving company, and all of the liabilities, obligations and duties of St. Jude Medical and Vault Merger Sub, LLC will become liabilities, obligations and duties of Vault Merger Sub, LLC as the surviving company.

Effects of the Mergers on Capital Stock

        At the first effective time, each St. Jude Medical share issued and outstanding immediately prior to the first effective time, other than the canceled and dissenting shares described below, will automatically be converted into the right to receive the per share merger consideration of $46.75 in cash, without interest, and 0.8708 of an Abbott share, in each case less any applicable withholding taxes; provided that cash will be paid in respect of any fractional Abbott shares, as described in the section entitled "The Merger Agreement—Effective Times, Effects of the Mergers; Organizational Documents of the Surviving Company; Directors and Officers."

        However, if dissenters' rights are exercised with regards to approximately 8.5% or greater of St. Jude Medical shares outstanding as of April 29, 2016, the per share merger consideration will be adjusted such that the aggregate stock consideration is equal to 41% of the sum of the aggregate stock consideration plus the aggregate cash amount, as calculated pursuant to the merger agreement. This potential for adjustment is intended to ensure that the mergers, taken together, satisfy the "continuity of interest" requirement applicable to a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

        Additionally, at the first effective time, each St. Jude Medical share issued and outstanding immediately prior to the first effective time that is owned, directly or indirectly, by (i) Abbott, (ii) any subsidiary of Abbott or (iii) any subsidiary of St. Jude Medical, which shares we refer to as canceled shares, will automatically be canceled and will cease to exist.

        Further, at the second effective time, each share of common stock of the first surviving corporation will be automatically canceled and cease to exist. Each limited liability company interest of Vault Merger Sub, LLC issued and outstanding prior to the second effective time will remain outstanding as a limited liability company interest of the surviving company.

        No consideration will be delivered in exchange for any canceled shares.

        Each St. Jude Medical share issued and outstanding immediately prior to the first effective time and held by a person (i) who is entitled to demand and who has properly demanded dissenters' rights with respect to such shares, whom we refer to as a dissenting shareholder, and (ii) who complies in all respects with the provisions of the MBCA concerning the rights of St. Jude Medical shareholders to require payment by the surviving company of the "fair value" of such shares, which we refer to as dissenting shares, will not be converted into the right to receive the merger consideration. Instead, dissenting shares will become the right to receive whatever consideration may be determined to be due to such dissenting shareholder under Sections 302A.471 and 302A.473 of the MBCA. If any dissenting shareholder fails to perfect, waives, withdraws or otherwise loses dissenters' rights (or a court of competent jurisdiction determines that such holder is not entitled to exercise dissenter's rights), dissenting shares held by such dissenting shareholder will be treated as though such dissenting shares had been converted into the right to receive the merger consideration as of the first effective time. For more information regarding dissenter's rights, see the section entitled "Dissenters' Rights of St. Jude Medical Shareholders." In addition, a copy of Sections 302A.471 and 302A.473 are attached as Annex F to this proxy statement/prospectus.

        All St. Jude Medical shares converted into the right to receive the per share merger consideration will cease to exist as of the first effective time. St. Jude Medical shareholders will receive cash in respect of fractional Abbott shares to which they are otherwise entitled in connection with the mergers. The total amount of such fractional shares will be aggregated into a number of whole Abbott shares and sold by the exchange agent, as agent for the St. Jude Medical shareholders having an interest in those shares, in one or more transactions. Such St. Jude Medical shareholders will receive cash, without interest, in respect of such fractional shares in an amount equal to each such shareholder's proportionate interest in the aggregate proceeds of such sale or sales by the exchange agent (reduced by any fees of the exchange agent attributable to such sale or sales). We refer to such cash as the fractional share cash amount.

        St. Jude Medical shares will, after the first effective time, represent only the right to receive the merger consideration and the right to receive any other amounts expressly provided in the merger agreement, without interest, subject to compliance with the exchange and payment procedures set forth in the merger agreement.

Organizational Documents of the Surviving Company; Directors and Officers

        The articles of incorporation and bylaws of St. Jude Medical, as in effect immediately prior to the first effective time (with such modifications as determined by Abbott), will become the articles of incorporation and bylaws of the first surviving corporation.

        The individuals holding positions as directors and officers of Vault Merger Sub, Inc. immediately prior to the first effective time will become the initial directors and officers of the first surviving corporation.

        At the second effective time, the certificate of formation and limited liability company agreement of Vault Merger Sub, LLC, as in effect immediately prior to the second effective time, will be the certificate of formation and limited liability company agreement of the surviving company, except the references to Vault Merger Sub, LLC will be replaced with references to St. Jude Medical, LLC, until further amended in accordance with applicable law.

        The individuals holding positions as directors and officers of Vault Merger Sub, LLC immediately prior to the second effective time will become the initial directors and officers of the surviving company.

Exchange and Payment Procedures

        Prior to the first effective time, Abbott will enter into a customary exchange agreement in form reasonably acceptable to St. Jude Medical with a nationally recognized financial institution designated by Abbott and reasonably acceptable to St. Jude Medical. Prior to the first effective time, Abbott will deposit with the exchange agent (i) book-entry Abbott shares representing the full number of whole Abbott shares required to deliver the aggregate Abbott share portion of the merger consideration (disregarding for this purpose any adjustments for cash that will be paid in respect of fractional shares) and (ii) cash sufficient to pay the per share cash amount in exchange for outstanding St. Jude Medical shares as determined in accordance with the terms of the merger agreement. We refer to such cash and book-entry shares, along with the aggregate amount of any owed dividends or distributions that become due to the holders of converted St. Jude Medical shares, which Abbott will also deposit with the exchange agent, as the exchange fund.

Exchange of Book-entry St. Jude Medical Shares

        Each holder of record of St. Jude Medical shares whose shares were held in book-entry form and were converted into the right to receive the per share merger consideration will automatically and upon the first effective time be entitled to receive, and Abbott will cause the exchange agent to pay and deliver as promptly as practicable after the first effective time (i) the per share merger consideration, (ii) any fractional share cash amount and (iii) the amount of any owed dividends or distributions.

Exchange of St. Jude Medical Share Certificates; Lost, Stolen or Destroyed Certificates

        Within four business days after the first effective time, the exchange agent will mail to each record holder of a St. Jude Medical share certificate a letter of transmittal and instructions for surrendering St. Jude Medical share certificates in exchange for the merger consideration. Upon surrender of a St. Jude Medical share certificate and a duly executed letter of transmittal to the exchange agent in compliance with the instructions for surrender, Abbott will, in exchange for such certificates, cause the exchange agent to pay and deliver as promptly as practicable (i) the per share merger consideration, (ii) any fractional share cash amount and (iii) the amount of any owed dividends or distributions.

        In the event of a transfer of ownership of St. Jude Medical share certificates that is not registered in St. Jude Medical's transfer records, payment may be made and shares may be issued to a person other than the person in whose name the surrendered St. Jude Medical share certificate is registered, if (i) the St. Jude Medical share certificate is properly endorsed (or otherwise in proper form for transfer) and (ii) the person requesting payment pays any required transfer taxes or establishes to the satisfaction of the surviving company that any required transfer taxes have been paid.

        In the event that a St. Jude Medical share certificate was lost, stolen or destroyed, the previous holder of the St. Jude Medical share certificate may still obtain (i) the per share merger consideration, (ii) any fractional share cash amount and (iii) the amount of any owed dividends or distributions to which she or he would be entitled had she or he surrendered the lost, stolen or destroyed St. Jude Medical share certificate by (a) making an affidavit regarding the loss, theft or destruction of the St. Jude Medical share certificate (in form and substance reasonably acceptable to Abbott) and (b) posting a bond (in a reasonable amount as determined by Abbott or the exchange agent) as indemnity against any future claims against the surviving company with respect to the lost, stolen or destroyed St. Jude Medical share certificate. The letter of transmittal will include instructions regarding the procedures to be taken by a holder of a certificate if such holder has lost a certificate or if such certificate has been stolen or destroyed.

        St. Jude Medical share certificates should not be surrendered by shareholders prior to the first effective time and should be sent only pursuant to instructions set forth in the letter of transmittal that will be mailed to shareholders as soon as reasonably practicable following the first effective time. In all cases with respect to St. Jude Medical shares certificates, the merger consideration will be provided only in accordance with the procedures set forth in such letter of transmittal.

        No interest will be paid or accrue on any cash payable upon surrender of any St. Jude Medical share certificates.

Rights of St. Jude Medical Shareholders Following the First Effective Time and Transfers Following the Effective Times

        The per share merger consideration paid in accordance with the terms of the merger agreement upon the surrender of certificates or book-entry shares will be deemed to be in full satisfaction of all rights pertaining to such St. Jude Medical shares (other than the right to receive dividends or other distributions, if any, in accordance with the merger agreement). After the first effective time, there will be no further registration of transfers on the transfer books of the surviving company and any certificates formerly representing St. Jude Medical shares that are presented to the surviving company or the exchange agent for any reason will be canceled and exchanged for the per share merger consideration.

        None of the parties to the merger agreement, the surviving company nor the exchange agent will be liable with respect to any Abbott shares or cash from the exchange fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Further, any merger consideration remaining unclaimed by former holders of St. Jude Medical shares immediately prior to when such amounts would otherwise escheat to or become property of any governmental authority will, to the fullest extent permitted by applicable law, become the property of the surviving company free and clear of any claims or interest of any person previously entitled thereto.

Withholding Rights

        Abbott, the surviving company, and the exchange agent will each be entitled to deduct and withhold any amounts due under applicable tax laws from the amounts that would otherwise become payable under the terms of the merger agreement, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated as having been paid or issued, as applicable, to the person from whom such amounts were originally withheld. With respect to withholding on payments made to a St. Jude Medical shareholder (including a St. Jude Medical shareholder that received its shares pursuant to the deemed exercise of a St. Jude Medical option), such withholding will be made first from the cash otherwise payable to such holder. If such cash is not sufficient for such purpose, such withholding will be made from the Abbott shares otherwise issuable to the holder (with the Abbott shares valued for this purpose at the fair market value of such shares at the time of the withholding).

Treatment of St. Jude Medical Equity Awards

Treatment of Stock Options

        As described below, certain St. Jude Medical options will be deemed exercised upon the occurrence of the mergers and others will be assumed by Abbott and converted into similar Abbott options. Additionally, Abbott may elect to treat some or all St. Jude Medical options which otherwise would be assumed and converted into Abbott options as surrendered St. Jude Medical options and deem them exercised upon the occurrence of the mergers.

        Each surrendered St. Jude Medical option will be deemed exercised pursuant to a cashless exercise and settled by the deemed issuance of a number of St. Jude Medical shares (rounded down to the nearest whole share, but with any partial shares otherwise issuable settled in cash) equal to the difference of (i) the number of St. Jude Medical shares subject to such surrendered St. Jude Medical option as of immediately prior to the first effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) St. Jude Medical shares that, when multiplied by the "Fair Market Value" (as defined in the applicable plan providing for such award), is equal to the aggregate exercise price of such surrendered St. Jude Medical option. Each St. Jude Medical share deemed issued pursuant to the deemed option exercise will be converted into the right to receive the per share merger consideration, less applicable withholding taxes.

        Additionally, each option to purchase St. Jude Medical shares granted under a St. Jude Medical share plan and any other compensatory option to purchase St. Jude Medical shares (excluding any option granted under certain employee stock purchase plans) that is outstanding immediately prior to the first effective time and is not a surrendered St. Jude Medical option will be assumed by Abbott and converted into an option to acquire, on substantially the same terms and conditions, a number of Abbott shares equal to the product (rounded down to the nearest whole share) of (i) the number of St. Jude Medical shares subject to such option multiplied by (ii) the stock award exchange ratio, at an exercise price per Abbott share equal to the quotient (rounded up to the nearest whole cent) of (a) the per share exercise price for the St. Jude Medical shares subject to such assumed option as of immediately prior to the first effective time divided by (b) the stock award exchange ratio. Further, the vesting of each such converted option, to the extent then unvested, will accelerate in full upon the second anniversary of the first effective time if the holder of such award remains employed with Abbott or any of its subsidiaries through such date. Upon vesting, settlement will occur at such time as is permitted by applicable law and will be subject to applicable withholding taxes.

        The merger agreement defines the "stock award exchange ratio" as the sum of (i) the exchange ratio (as it may be adjusted) plus (ii) the quotient of (a) the per share cash amount divided by (b) Abbott's volume-weighted average closing price for the five consecutive trading days ending on the complete trading day ending immediately prior to the closing.

Treatment of Restricted Share Awards

        Each St. Jude Medical restricted share award that is outstanding immediately prior to the first effective time will vest as of the first effective time and be canceled and converted into the right to receive the per share merger consideration with respect to each St. Jude Medical share subject to such restricted share award, less applicable withholding taxes.

Treatment of Restricted Stock Units

        As described below, certain restricted stock unit awards, or RSU awards, with respect to St. Jude Medical shares will be canceled and converted into the right to receive the per share merger consideration and others will be assumed by Abbott and converted into similar Abbott RSU awards. Additionally, Abbott may elect to treat some or all St. Jude Medical RSU awards which otherwise would be assumed and converted into Abbott RSUs as surrendered St. Jude Medical RSU awards, as defined below, cancel such surrendered St. Jude Medical RSU awards and convert them into the per share merger consideration.

        At the first effective time, each surrendered St. Jude Medical RSU award will be canceled and converted into the right to receive the per share merger consideration (or, with respect to such surrendered St. Jude Medical RSU award that is settled in cash under its existing terms, the cash equivalent thereof) with respect to each St. Jude Medical share subject to such surrendered St. Jude Medical RSU award, less applicable withholding taxes.

        Additionally, at the first effective time, each St. Jude Medical RSU award that (i) is outstanding immediately prior to the first effective time and (ii) is not a surrendered St. Jude Medical RSU award will be assumed by Abbott and converted into an Abbott RSU award, with substantially the same terms and conditions as were applicable to such St. Jude Medical RSU award, for a number of Abbott shares equal to the product (rounded to the nearest whole share) of (a) the number of St. Jude Medical shares subject to such St. Jude Medical RSU award multiplied by (b) the stock award exchange ratio (as defined in the merger agreement). Further, the vesting of each such assumed RSU award, to the extent then unvested, will accelerate in full upon the second anniversary of the first effective time if the holder of such award remains employed with Abbott or any of its subsidiaries through such date. Upon vesting, settlement will occur at such time as is permitted by applicable law and will be subject to applicable withholding taxes.

Employee Stock Purchase Plans

        From and after the date of the merger agreement and through the first effective time, there will be no new offering periods under the St. Jude Medical 2007 Employee Stock Purchase Plan or under the St. Jude Medical Employee Stock Purchase Savings Plan maintained for St. Jude Medical employees located in Japan and, thus, any current offering period will be the final offering periods under such plans. Additionally, there will be no increase in the amount of payroll deductions permitted to be made by the participants in either plan during the current offering periods under each plan, except those made in accordance with payroll deduction elections effective prior to the date of the merger agreement. Further, no individuals will be permitted to commence participation in either plan, and the accumulated contributions of participants in both plans in each plan's respective current offering periods will be required to be used to purchase St. Jude Medical shares no later than five business days prior to the first effective time, and each plan's participants' purchase rights under such offerings will terminate immediately thereafter.

Representations and Warranties

        The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by St. Jude Medical and Abbott that are: (i) subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure letters and (ii) qualified by certain information filed by the parties with the SEC, excluding, in each case, any disclosures set forth in any risk factor section or other general statements to the extent they are cautionary, predictive or forward-looking in nature.

        The reciprocal representations and warranties relate to, among other things:

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  organization, good standing and qualification to do business;

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  corporate authority and approval relating to the execution, delivery and performance of the merger agreement;

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  the absence of any need for action by governmental authorities in order to complete the mergers, other than actions in connection with filing the certificates of merger and articles of merger, compliance with antitrust and securities laws, and compliance with applicable requirements of the NYSE;

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  the absence of any conflict with or violation or breach of organizational documents or any conflict with or violation of agreements, laws or regulations as a result of the execution, delivery and performance of the merger agreement and completion of the mergers;

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  capitalization;

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  subsidiaries' organization, good standing and qualification to do business;

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  the filing or furnishing of reports, forms, documents and financial statements required by the SEC and compliance with certain provisions of the Sarbanes-Oxley Act;

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  financial statements;

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  information provided by a party for inclusion in this proxy statement/prospectus;

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  the absence of undisclosed liabilities;

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  the absence of certain material changes or events in the respective businesses of each of St. Jude Medical and Abbott;

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  compliance with applicable laws;

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  investigations, litigations and proceedings; and

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  broker's and finder's fees.

        The merger agreement also contains additional representations and warranties by St. Jude Medical relating to, among other things, the following:

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  real estate owned and leased by St. Jude Medical;

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  St. Jude Medical's intellectual property;

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  tax matters;

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  St. Jude Medical's employment practices and employee benefit plans;

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  the absence of claims against St. Jude Medical pertaining to environmental laws and St. Jude Medical's compliance with such laws;

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  healthcare regulatory matters;

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  St. Jude Medical's significant contracts and agreements;

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  the opinion of St. Jude Medical's financial advisor;

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  the inapplicability of antitakeover statutes;

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  compliance with applicable anticorruption laws; and

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  insurance plans.

        The merger agreement also contains additional representations and warranties by Abbott relating to, among other things, the following:

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  commitments for Abbott to obtain the debt financing required to consummate the transaction;

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  the absence of beneficial ownership of St. Jude Medical shares by Abbott, Vault Merger Sub, Inc., and Vault Merger Sub, LLC;

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  tax matters in relation to the transaction; and

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  the absence of a need for a vote of Abbott shareholders to approve the mergers.

        The representations and warranties will not survive the mergers. Many of the representations and warranties contained in the merger agreement are qualified by a "materiality" standard or by a "material adverse effect" standard.

        A material adverse effect, with respect to St. Jude Medical or Abbott, as applicable, means any effect, change, condition, occurrence or event that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the party and its subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of the party to perform its obligations under the merger agreement or to consummate the mergers, excluding, in the case of clauses (i) and (ii), any effect, change, condition, occurrence or event to the extent resulting from or arising out of or attributable to (a) the credit, financial or securities markets or general economic or political conditions in the United States or elsewhere in the world, including changes in interest or exchange rates, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party and its subsidiaries operate, (b) conditions generally affecting the industries in which the party and its subsidiaries operate, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party and its subsidiaries operate, (c) acts of war (whether or not declared), sabotage or terrorism or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, or natural disasters (including hurricanes, tornadoes, floods, volcanoes, tsunamis, pandemics or earthquakes), except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party and its subsidiaries operate, (d) any failure by the party and its subsidiaries to meet any internal or published projections, forecasts, predictions, guidance, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, (e) changes or proposed changes in law (including changes or proposed changes in generally applicable rules, regulations and administrative policies of the FDA) or GAAP or the authoritative interpretations thereof, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party and its subsidiaries operate, (f) the execution and delivery of the merger agreement, the performance of the transactions contemplated by the merger agreement and the consummation of the mergers and the announcement of the foregoing (other than, for purposes of certain enumerated representations and warranties of each party), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of law relating to the merger agreement or the transactions contemplated by the merger agreement, (g) any action taken by the party or its subsidiaries that is required to comply with the merger agreement (other than for purposes of certain enumerated representations and warranties of each party), or that is taken with the other party's written consent or at the other party's written request, (h) any change or proposed change in the party's credit ratings or (i) any decline in the market price, or change in trading volume, of the capital stock of the party (it being understood that clauses (d), (h) and (i) will not prevent the underlying cause of any such effect, change, condition, occurrence or event (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (c), and (e) through (g) hereof) from being taken into account in determining whether there has been a material adverse effect); provided, however, that with respect to a disproportionate adverse effect referred to in clauses (a), (b), (c) or (e), only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect.

Conduct of Businesses of St. Jude Medical and Abbott Prior to Completion of the Mergers

        Pursuant to the terms of the merger agreement, each of St. Jude Medical and Abbott agreed that, except as expressly contemplated by the merger agreement, subject to certain exceptions or unless the other party approves in writing (such approval not to be unreasonably withheld, delayed or conditioned), between the date of the merger agreement and the first effective time, it will, and will cause each of its subsidiaries to conduct its business in the ordinary course in all material respects and to the extent consistent with that, will use commercially reasonable efforts to:

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  preserve substantially intact its business organization;

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  maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations;

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  preserve generally its existing business relationships with its key customers, distributors, lenders, suppliers and others having significant business relationships with it;

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  preserve generally its existing relationships with governmental authorities with jurisdiction over its operations; and

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  retain generally its key employees.

        Unless approved by the other party in writing (such approval not to be unreasonably withheld, delayed or conditioned), each of St. Jude Medical and Abbott also agreed not to, and not to permit any of its subsidiaries to:

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  adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution; or

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  take or knowingly fail to take any action that could reasonably be expected to prevent the mergers, taken as a whole, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        St. Jude Medical also has agreed that, except as expressly contemplated by the merger agreement, subject to certain exceptions or unless Abbott approves in writing (such approval not to be unreasonably withheld, delayed or conditioned), between the date of the merger agreement and the first effective time, it will not, nor permit any of its subsidiaries to:

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  amend its articles of incorporation or bylaws;

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  split, combine or reclassify any of its capital stock;

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  (i) declare or pay any distribution on St. Jude Medical shares (except a quarterly dividend payable to holders of St. Jude Medical capital stock in an amount not to exceed $0.31 per share) or (ii) offer to or redeem or otherwise acquire, any shares of its capital stock, or any other instruments convertible into or exchangeable for any shares of its capital stock, which we refer to as St. Jude Medical securities (except for acquisitions of St. Jude Medical shares in connection with certain exercises, settlements or vesting of St. Jude Medical options and St. Jude Medical stock awards in compliance with the merger agreement), in each case subject to an exception for transactions solely among St. Jude Medical and its wholly owned subsidiaries or solely among St. Jude Medical's wholly owned subsidiaries, which we refer to as intercompany transactions;

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  issue, deliver or sell (or authorize any of the forgoing) any St. Jude Medical securities or St. Jude Medical subsidiary securities, other than (a) the issuance of St. Jude Medical shares under certain employee stock purchase plans, (b) upon the exercise of St. Jude Medical stock options or the settlement of St. Jude Medical RSU awards or St. Jude Medical restricted share awards in compliance with the terms of the merger agreement and (c) as part of an intercompany transaction;

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  incur or commit to any capital expenditures in each of fiscal years 2016 and 2017 that exceed the amount budgeted in St. Jude Medical's respective 2016 and 2017 capital expenditure plans, in each case by more than 5%, which we refer to as capital expenditure limits;

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  acquire, directly or indirectly, any assets in excess of $5 million individually or $25 million in the aggregate, other than (i) ordinary course purchases of supplies, inventory, merchandise, products and materials (including repurchases), (ii) pursuant to any material contract or agreement in effect as of the date of the merger agreement, (iii) capital expenditures made in accordance with the applicable capital expenditure plan or pursuant to intercompany agreements solely among St. Jude Medical and its wholly owned subsidiaries, or (iv) purchases of securities pursuant to cash management programs made in the ordinary course of business;

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  license, lease or transfer (including sales) any of St. Jude Medical's or its subsidiaries' assets (other than intellectual property rights) that have a fair market value of (or for a purchase price in excess of) $5 million individually or $25 million in the aggregate, other than (i) ordinary course transfers of inventory or equipment to customers; (ii) ordinary course leases or transfers of surplus, worn out or obsolete assets that are no longer used or useful to St. Jude Medical's or its subsidiaries' respective businesses, (iii) transfers solely among St. Jude Medical and its wholly owned subsidiaries, (iv) leases and subleases of real property owned by St. Jude Medical or its subsidiaries and leases or subleases of real property under which St. Jude Medical or any of its subsidiaries is a tenant or subtenant (in each case not involving aggregate lease payments in excess of $5 million individually or $25 million in the aggregate) and (v) sales of securities pursuant to cash management programs in the ordinary course of business;

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  make any investment in any other person or form or acquire any subsidiary that is not wholly owned by St. Jude Medical or any of its wholly owned subsidiaries, other than (i) purchases of securities pursuant to cash management programs in the ordinary course of business and (ii) investments in any wholly owned subsidiaries of St. Jude Medical;

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  incur any indebtedness for borrowed money (or any related guarantee), sell any debt securities or enter into, modify or terminate any contract with respect to indebtedness for borrowed money

    (or any related guarantee), except for, in each case, (i) intercompany indebtedness solely among St. Jude Medical and its wholly owned subsidiaries or (ii) certain interim actions with respect to indebtedness as permitted by the merger agreement;

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  enter into certain contracts with restrictions on competing or conducting certain lines of business that grant an exclusivity or "most favored nation" right (subject to certain exceptions);

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  (i) materially modify, terminate or waive, release or assign any material rights under a material contract or (ii) enter into any contract that would have been a material contract to St. Jude Medical had it been entered into prior to the date of the merger agreement, other than, in each case, (a) in the ordinary course of business in a manner not material to St. Jude Medical and its subsidiaries, taken as a whole, (b) capital expenditures in accordance with the applicable capital expenditure limit, or (c) certain interim actions with respect to indebtedness permitted by the merger agreement;

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  (i) recognize any material new labor organization or other similar employee representative, or (ii) except as may be required by law, negotiate, enter into, modify or terminate any material collective bargaining agreement or similar instrument that would be a material collective bargaining agreement under the terms of the merger agreement if it were in effect on the date of the merger agreement;

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  grant any equity or equity-based awards (subject to certain exceptions);

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  except as required pursuant to the terms of any St. Jude Medical compensation or benefit plan or other similar arrangement (which we refer to as a St. Jude Medical plan) in effect on the date of the merger agreement, (i) grant any increase in compensation (including gross-up and indemnity obligations) to any current or former employee, director or independent contractor of St. Jude Medical or any of its subsidiaries other than increases in annual base salary or hourly wages during St. Jude Medical's 2017 fiscal year to employees who are not executive officers in the ordinary course of business and in a manner consistent with past practices (subject to certain limitations included in St. Jude Medical's confidential disclosure letter), (ii) grant or increase any severance, retention or termination payments or benefits to any current or former St. Jude Medical employee, (iii) establish, terminate or amend any St. Jude Medical plan or any similar arrangement that would have been a St. Jude Medical plan if it were in existence on the date of the merger agreement (other than ordinary course amendments consistent with past practice that do not enhance benefits or increase the cost of providing such benefits), (iv) take any action to accelerate funding or any rights or benefits under any St. Jude Medical plan, (v) hire, appoint or promote any employee if the person would have an aggregate annual base salary and target bonus opportunity (excluding commission-based compensation) in excess of $500,000, or hire or promote any independent contractor with annual total compensation that in the aggregate would exceed $500,000, or (vi) change any assumptions used to calculate funding obligations for or change the manner in which or basis on which contributions are made to any St. Jude Medical plan (except as required by GAAP);

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  make any material changes to St. Jude Medical's methods of financial accounting, except as may be required by (i) GAAP (or any authoritative interpretation thereof), (ii) by any applicable law, including Regulation S-X of the Exchange Act, or (iii) any governmental authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

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  (i) except in the ordinary course of business, make any material election with respect to taxes, (ii) change any material election with respect to taxes, (iii) amend any material tax return (except as is consistent with the merger agreement or settlement of any claim or assessment described in the following clause (iv)), or (iv) agree or settle any material claim or assessment in respect of taxes for an amount materially in excess of the amount reserved therefor on St. Jude Medical's balance sheet as of January 2, 2016 (as included in its fiscal year 2015 Annual Report on Form 10-K);

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  settle any pending or threatened legal, administrative or investigative proceeding (other than tax proceedings) except for settlements of non-criminal proceedings that (i) involve monetary payments not exceeding (a) $5 million individually or $25 million in the aggregate (exclusive of any amounts covered by insurance) or (b) the amount (if any) reserved for such proceeding on St. Jude Medical's balance sheet as of January 2, 2016, (ii) do not impose any material restriction on the businesses of St. Jude Medical or any of its subsidiaries, (iii) do not involve the admission of wrongdoing by St. Jude Medical or any of its subsidiaries, (iv) do not involve any injunctive, equitable or other non-monetary relief (except for insignificant ancillary non-monetary relief), (v) provide for a complete release of the claims in dispute and (vi) do not involve any license, cross license or similar arrangement with respect to St. Jude Medical's intellectual property rights;

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  (i) fail to maintain or defend any challenge to any material registered intellectual property rights owned by St. Jude Medical or its subsidiaries, or to any material intellectual property rights exclusively licensed to St. Jude Medical or its subsidiaries (to the extent it or a subsidiary has the right to take such action or cause such action to be taken), (ii) fail to maintain any contract that licenses material intellectual property rights to St. Jude Medical or its subsidiaries, (iii) disclose to any third party (other than to Abbott or under a confidentiality agreement) any trade secret of St. Jude Medical or its subsidiaries in a way that will lead to loss of trade secret protection (except in connection with a patent application filed by St. Jude Medical or its subsidiaries) or (iv) transfer or otherwise encumber any material intellectual property rights of St. Jude Medical or its subsidiaries other than non-exclusive licenses ancillary to research, development, manufacture, clinical testing, sales, distribution and commercialization activities entered into in the ordinary course of business consistent with past practice;

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  enter into any hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

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  grant any lien (with limited exceptions) on any of St. Jude Medical's material assets other than (i) to secure indebtedness and other obligations to the extent permitted under the interim operating covenant restricting incurrence of indebtedness as described above or (ii) to a wholly owned subsidiary of St. Jude Medical; or

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  agree or commit to do any of the foregoing.

        Abbott has also agreed that, except as expressly contemplated by the merger agreement, subject to certain exceptions or unless St. Jude Medical approves in writing (such approval not to be unreasonably withheld, delayed or conditioned), between the date of the merger agreement and the first effective time, it will not:

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  amend its articles of incorporation or by-laws in a manner that would have a material and adverse impact on the value of Abbott shares or would prevent, materially delay or materially impair the ability of Abbott to perform its obligations under the merger agreement or to consummate the mergers (except that this covenant does not apply to an amendment to Abbott's articles of incorporation to increase the number of authorized shares of any class);

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  declare, set aside or pay any distribution with respect to Abbott shares with a record date prior to closing, except for quarterly dividends in amounts consistent with past practice (including annual adjustments consistent with past practice) consistent with prior timing;

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  to the extent it would reasonably be expected to materially delay or prevent closing of the mergers, redeem or acquire, or offer to redeem or acquire, any Abbott shares or any other instruments convertible into or exchangeable for any Abbott shares;

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  issue, deliver or sell (or authorize any of the forgoing) a number of Abbott shares that would violate Section 312.03(c) of the NYSE Listed Company Manual if Abbott's shareholders do not approve such action;

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  acquire, directly or indirectly, any assets if any such acquisition, either individually or in the aggregate, would reasonably be expected to materially delay or adversely affect in any material respect the satisfaction of the closing conditions relating to the receipt of specified regulatory approvals; or

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  agree or commit to do any of the foregoing.

No Solicitation

        Except as expressly permitted by the merger agreement, St. Jude Medical agreed that it will not, and that it will cause its affiliates and its and their respective officers, directors and employees not to (and will use its reasonable best efforts to cause its and its affiliates' other representatives not to), directly or indirectly:

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  solicit, initiate or knowingly encourage any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, a company acquisition proposal (as defined below);

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  approve or recommend, or propose to approve or recommend, a company acquisition proposal;

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  approve or recommend, or propose to approve or recommend, or execute or enter into any alternative acquisition agreement (as defined below);

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  enter into, continue or otherwise participate in any discussions or negotiations regarding any company acquisition proposal; or

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  agree to do any of the foregoing actions.

        Under the merger agreement, a "company acquisition proposal" means any inquiry, proposal, indication of interest or offer from any person (other than Abbott and its subsidiaries or affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (based on the fair market value thereof) (including equity interests in subsidiaries) of St. Jude Medical or any of its subsidiaries representing 15% or more of the consolidated revenues, net income or assets of St. Jude Medical and its subsidiaries, (ii) any issuance, sale or other disposition, directly or indirectly, to any person of securities representing 15% or more of the total voting power of St. Jude Medical, (iii) any tender offer or exchange offer that if consummated would result in any person, directly or indirectly, beneficially owning 15% or more of the outstanding St. Jude Medical shares, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving St. Jude Medical or any of its subsidiaries pursuant to which any person (or the shareholders of any person) would acquire, directly or indirectly, more than 15% of the consolidated assets of the company and its subsidiaries (based on the fair market value thereof) or more than 15% of the aggregate voting power of the St. Jude Medical or of the surviving entity or (v) any combination of the foregoing, in each case, other than the merger agreement and the transactions contemplated by the merger agreement.

        Under the merger agreement, an "alternative acquisition agreement" means any letter of intent, memorandum of understanding, merger agreement or other similar agreement relating to any company acquisition proposal (other than a confidentiality agreement that (i) does not contain any provision that would prevent St. Jude Medical from complying with its obligation to provide any disclosure regarding a company acquisition proposal to Abbott as required by the merger agreement and (ii) that contains confidentiality provisions no less favorable in the aggregate to St. Jude Medical than the confidentiality agreement in effect between St. Jude Medical and Abbott immediately prior to execution of the merger agreement, except that such confidentiality agreement need not contain a standstill provision or otherwise restrict the making of or amendment or modification of a company acquisition proposal, which we refer to as an acceptable confidentiality agreement).

        However, if the following conditions are met, St. Jude Medical is permitted, in response to receipt of a company acquisition proposal, to furnish information with respect to St. Jude Medical and its subsidiaries and engage in discussions or negotiations with a person or persons making such company acquisition proposal:

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  the subject company acquisition proposal: (i) must be written and bona fide, (ii) must have been made after the date of the merger agreement, (iii) must have been received prior to obtaining approval of the first merger and approval of the merger agreement by the St. Jude Medical shareholders, and (iv) must not have resulted from breach of the non-solicitation covenant; and

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  the St. Jude Medical board of directors has determined in good faith, after consultation with St. Jude Medical's outside financial advisors and outside legal counsel, (i) that the company acquisition proposal is or is reasonably expected to lead to a superior proposal (as defined below) and (ii) that a failure to furnish information in response to or engage in discussions or negotiations related to the company acquisition proposal is reasonably likely to be inconsistent with St. Jude Medical's directors' fiduciary duties.

        Additionally, prior to furnishing such information or engaging in such discussions or negotiations, St. Jude Medical must (i) enter into an acceptable confidentiality agreement with the person or persons making the company acquisition proposal and (ii) promptly (and in any event within 24 hours) following furnishing any such nonpublic information to such person, furnish such nonpublic information to Abbott (to the extent such nonpublic information has not been previously so furnished to Abbott or its representatives).

        As used in the merger agreement, a superior proposal means a bona fide written company acquisition proposal made after the date of the merger agreement from any person (other than Abbott and its subsidiaries or affiliates) (with all references to "15% or more" in the definition of company acquisition proposal being deemed to reference "50% or more") which the St. Jude Medical board has, after consultation with St. Jude Medical's financial advisors and outside legal counsel, determined in its good-faith judgment would, if consummated, result in a transaction more favorable to its shareholders from a financial point of view than the transactions contemplated by the merger agreement and is reasonably capable of being completed on the terms proposed, taking into account all financial, legal, regulatory, timing, financing and other aspects thereof that the St. Jude Medical board deems relevant.

Existing Discussions or Negotiations; Required Notification of Abbott

        Under the terms of the merger agreement, St. Jude Medical agreed to immediately cease any discussions or negotiations with any person regarding a company acquisition proposal that may have been ongoing. Further, St. Jude Medical agreed to use its reasonable best efforts to have any confidential information that might have been provided to any person in connection with any such discussions or negotiations returned to it.

        St. Jude Medical also agreed to promptly (and in any event within 24 hours of receipt or knowledge of receipt by a St. Jude Medical officer or director) notify Abbott of the receipt of a company acquisition proposal or any inquiries or proposals with respect to a company acquisition proposal. Such notice must include the identity of the person or persons making the company acquisition proposal (or the related proposal or inquiry) and the material terms thereof. Further, after giving such a notice, St. Jude Medical must keep Abbott reasonably informed, on a prompt basis (and, in any event, within 24 hours of receipt or knowledge or receipt by an officer or director of St. Jude Medical) of any material amendments or material developments related to the proposal, inquiry or company acquisition proposal underlying the notice. These updates must include copies of any revised or new documents evidencing or delivered in connection to the proposal, inquiry or company alternative proposal underlying the initial notice.

No Change in Recommendation or Entry into Alternative Acquisition Agreement

        Subject to certain exceptions described below, the St. Jude Medical board of directors may not take any action to:

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  (i) withhold or withdraw (or modify or qualify in a manner adverse to Abbott) or propose publicly to withhold or withdraw (or modify or qualify in a manner adverse to Abbott), the St. Jude Medical board of director's recommendation to the St. Jude Medical shareholders to approve the merger agreement, which we refer to as the St. Jude Medical board recommendation, (ii) approve, recommend, or publicly propose to approve or recommend any company acquisition proposal or (iii) following any company acquisition proposal structured as a tender or exchange offer, fail, within 10 business days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act, to recommend against acceptance of any such tender or exchange offer by the St. Jude Medical shareholders, or subsequently withdraw (or modify or qualify in a manner adverse to Abbott) any such recommendation. We refer to any action in described in (i), (ii) or (iii) of the preceding sentence as a company adverse recommendation change; or

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  cause or permit St. Jude Medical or any of its subsidiaries to enter into any alternative acquisition agreement.

Fiduciary Exception

        However, at any time before the St. Jude Medical shareholder approval is obtained, St. Jude Medical may, subject to the conditions described in the next sentence, (i) make a company adverse recommendation change or (ii) cause St. Jude Medical to enter into an alternative acquisition agreement with respect to a company acquisition proposal that did not result from a breach of the non-solicitation covenant and terminate the merger agreement (as described more fully below in the section "The Merger Agreement—Termination of the Merger Agreement"). St. Jude Medical may take the actions described in the preceding sentence if and only if, the St. Jude Medical board of directors concludes in good faith, after consultation with St. Jude Medical's outside financial advisors and outside legal counsel, that (a) in the case of a proposed company adverse recommendation change not made in response to a company acquisition proposal, failure to take such action is reasonably likely to be inconsistent with the St. Jude Medical directors' fiduciary duties or (b) in the case of a proposed company adverse recommendation change in response to, or entering into a proposed alternative acquisition agreement with respect to, a company acquisition proposal, such company acquisition proposal constitutes a superior proposal and failure to take such action is reasonably likely to be inconsistent with St. Jude Medical's directors' fiduciary duties.

        Prior to making any company adverse recommendation change and/or causing St. Jude Medical to enter into any alternative acquisition agreement, (i) the St. Jude Medical board of directors must provide Abbott five calendar days' prior written notice of any intention to make such company adverse recommendation change and/or cause St. Jude Medical to enter into any alternative acquisition agreement (including, among other things, the reasons therefor); (ii) during the five calendar days following the delivery of such written notice, St. Jude Medical must negotiate in good faith with Abbott regarding any revisions or changes to the merger agreement or the mergers proposed by Abbott; and (iii) after the five calendar days, the St. Jude Medical board of directors must conclude in good faith, after consultation with financial advisors and outside legal counsel, that (a) the company acquisition proposal continues to be a superior proposal (or, if the proposed company adverse recommendation change is not in response to a company acquisition proposal, that failure to make the company adverse recommendation change is reasonably likely to be inconsistent with the St. Jude Medical directors' fiduciary duties) and (b) failure to make a company adverse recommendation change would continue to be reasonably likely to be inconsistent with the St. Jude Medical board of directors' fiduciary duties.

        In the event of any change in the financial terms of or any material amendment or modification to any superior proposal (or, if the proposed company adverse recommendation change does not relate to a company acquisition proposal, any material change to the underlying relevant facts and circumstances), St. Jude Medical must again satisfy the notice and other requirements set out in the preceding paragraph (except that the five calendar day period will instead be the longer of (i) two calendar days or (ii) the amount of time remaining in the initial five calendar day period).

        Additionally, unless the merger agreement has been validly terminated, the St. Jude Medical board must submit the merger agreement for approval by the St. Jude Medical shareholders at the shareholders' meeting required by the merger agreement and described below (regardless of whether St. Jude Medical makes a company adverse recommendation change). In the event there is a company adverse recommendation change made in compliance with the merger agreement and in response to a superior proposal, St. Jude Medical may only enter into an alternative acquisition agreement with respect to the superior proposal by concurrently terminating the merger agreement and paying Abbott a $685 million termination fee. We refer to this termination right as the fiduciary termination right.

        St. Jude Medical is not prohibited from (i) taking and disclosing to its shareholders a position contemplated by Exchange Act Rule 14e-2(a) or making a statement contemplated by Exchange Act Rule 14d-9 or item 1012(a) of Regulation M-A or (ii) making any disclosure to its shareholders that is required by applicable law. However, if any disclosure or statement contemplated by (i) or (ii) of the preceding sentence constitutes a company adverse recommendation change, it is subject to all provisions of the merger agreement applicable to company adverse recommendation changes.

St. Jude Medical Shareholder Meeting

        St. Jude Medical has agreed to call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the St. Jude Medical shareholder approval, which we refer to as the company shareholder meeting, as promptly as practicable (but in no event later than 50 days) after this registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act. Except as described above with respect to a company adverse recommendation change, the St. Jude Medical board of directors will recommend approval of the first merger and adoption of the plan of merger and approval related transactions in the proxy statement/prospectus. Additionally, St. Jude Medical will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the first merger and adoption of the plan of merger agreement and will take all other action as reasonably necessary or advisable to secure the approval and adoption of the foregoing.

        St. Jude Medical may adjourn, recess or postpone the company shareholder meeting, (i) after consultation with Abbott, to the extent necessary to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to its shareholders within a reasonable amount of time in advance of the meeting, (ii) if at the time that the meeting is originally scheduled (as stated in this proxy statement/prospectus) there are insufficient St. Jude Medical shares represented to constitute a quorum necessary to conduct the business of the meeting or (iii) to solicit additional proxies if, at the time the meeting is originally scheduled, insufficient St. Jude Medical shares have been voted in favor of approval of the merger agreement to obtain the St. Jude Medical shareholder approval contemplated by the merger agreement. However, St. Jude Medical is not permitted to adjourn, recess or postpone the company shareholder meeting for more than 30 days (with respect to any one adjournment or postponement) without Abbott's prior written consent which cannot be unreasonably withheld, delayed or conditioned.

        The parties have agreed that regardless of whether there is a company adverse recommendation change, the St. Jude Medical shareholder meeting will be held unless the merger agreement is terminated in accordance with its terms.

Financing

  Abbott's Financing Obligations

        Abbott has agreed in the merger agreement to, and to cause its subsidiaries to, use its and their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to timely arrange and obtain, on the terms and conditions set forth in the financing commitment letters, the proceeds of the debt financing in an amount sufficient, together with other financial resources available to Abbott, to consummate the transactions contemplated by the merger agreement (including making all payments required to be made by Abbott thereunder). In furtherance of the foregoing, to the extent necessary to consummate the transactions contemplated by the merger agreement, Abbott has agreed to use, and to cause its subsidiaries to use, its and their reasonable best efforts to: (i) maintain in full force and effect the financing commitment letters with the terms and subject to the conditions set forth therein (subject to certain exceptions), (ii) negotiate, execute and deliver (and use reasonable best efforts to cause any other parties to the financing commitment letters to negotiate, execute and deliver) definitive agreements in respect of the debt financing contemplated by the financing commitment letters on the terms and conditions (including, as necessary, "market flex" terms and conditions) contained in the financing commitment letters), which we refer to as the definitive financing agreements and (iii) satisfy on a timely basis all the conditions applicable to Abbott to the funding of the debt financing as set forth in the financing commitment letter or the definitive financing agreements, as applicable, within Abbott's control. In the event that all conditions to the mergers applicable to St. Jude Medical or to both Abbott and St. Jude Medical are satisfied or waived (or upon funding shall be satisfied or waived), Abbott is required to use its reasonable best efforts to cause the commitment parties to fund the debt financing on the closing date, to the extent the proceeds thereof are required to consummate the transactions contemplated by the merger agreement.

        Further, without the prior consent of St. Jude Medical (such consent not to be unreasonably withheld, delayed or conditioned), Abbott is not permitted (subject to exceptions permitting additions to or replacements of lenders, lead arrangers, bookrunners, syndication agents or similar entities and the implementation or exercise of any market flex provisions contained in the financing commitment letters) to amend or modify, or waive any provision or remedy under, the financing commitment letter or the definitive financing agreements if such amendment, modification or waiver: (i) reduces the aggregate amount of debt financing unless the aggregate amount of the debt financing following such reduction, together with other financial resources available to Abbott, is sufficient to consummate the transactions contemplated by the merger agreement, (ii) expands the conditions or other contingencies relating to the receipt or funding of the debt financing or imposes additional conditions or other contingencies relating to the funding of the debt financing, in a manner that in any such case would reasonably be expected to (a) materially delay funding or make materially less likely the funding of the debt financing (or satisfaction of the conditions to the debt financing) on the closing date, (b) materially adversely impact Abbott's ability to enforce its rights against parties to any financing commitment letter or definitive financing agreement or (c) materially adversely affect Abbott's ability to timely consummate the mergers and the other transactions contemplated by the merger agreement.

        If funds in the amounts set forth in the financing commitment letter or the definitive financing agreements, or any portion thereof, become unavailable, Abbott will, and will cause its subsidiaries to, as promptly as practicable following the occurrence of such event, use its or their reasonable best efforts to obtain substitute financing sufficient, together with other financial resources available to Abbott, to consummate the transactions contemplated by the merger agreement.

        Abbott is also permitted to substitute commitments in respect of other financing from the same and/or alternative third-party financing sources for all or any portion of the debt financing so long as (i) all conditions precedent to the availability of such substitute financing have been satisfied or are no less favorable in any material respect to Abbott than the conditions precedent set forth in the financing commitment letters and (ii) the aggregate amount of the debt financing is not reduced as a result of such substitution if, as a result of such reduction, such reduced amount would not be sufficient, together with other financial resources available to Abbott, to consummate the transactions contemplated by the merger agreement.

  Financing Cooperation

        In the merger agreement, St. Jude Medical has agreed to, to cause its subsidiaries to, and to use reasonable best efforts to cause its and their representatives to provide all cooperation that is necessary, customary or advisable and reasonably requested by Abbott to assist Abbott in arranging, obtaining and syndicating any debt or equity financing in connection with the transactions contemplated by the merger agreement. See the section entitled "Proposal 1: The Mergers—Financing of the Mergers."

Access to Information

        Subject to certain limitations, prior to the first effective time and upon reasonable notice, St. Jude Medical and its subsidiaries will afford Abbott and its representatives reasonable access during normal business hours to all of St. Jude Medical's and its subsidiaries' properties, books, contracts, commitments, records, officers and employees (other than to the extent related to the negotiation and execution of the merger agreement or, without limiting the no-solicitation covenant, to any company acquisition proposal or any other transactions or related proposals potentially competing with or alternative to the mergers).

Expenses

        Except as otherwise provided in the merger agreement, whether or not the mergers are consummated, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such costs or expenses. Except as otherwise provided in the merger agreement, all transfer, documentary, sales, use, stamp, registration, value added or other taxes and fees payable by St. Jude Medical or any of its subsidiaries in connection with the mergers will be paid by the surviving company (or the applicable subsidiary of the surviving company).

Employee Matters

        Subject to the requirements of applicable law and the terms of any applicable collective bargaining agreement, Abbott will, until the later of December 31, 2017 and the first anniversary of the first effective time, provide each employee who continues to be employed by Abbott or its subsidiaries immediately following the first effective time, who we refer to as continuing employees, (i) a base salary or wages and, subject to the terms of the merger agreement, annual cash incentive compensation opportunity, in each case no less favorable than what was available to such continuing employee immediately prior to the first effective time, (ii) severance benefits that are no less favorable than what would have been provided to such continuing employee under the St. Jude Medical plans that provide severance benefits in effect on the date of the merger agreement, and (iii) employee health, welfare and retirement benefits that are no less favorable in the aggregate than those provided to such continuing employee by St. Jude Medical or any of its subsidiaries immediately prior to the first effective time.

        Additionally, subject to St. Jude Medical not having provided a long-term incentive award to a continuing employee, Abbott will provide a long-term incentive award in 2017 to each continuing employee that is employed at the time such awards are granted on a basis consistent with Abbott's practices (including with respect to eligibility) for awarding long-term incentive awards to similarly situated employees of Abbott or its subsidiaries generally.

        Further, Abbott has agreed from and after the first effective time to honor all St. Jude Medical plans in effect at the first effective time in accordance with their terms. However, this undertaking by Abbott does not limit its right to amend or terminate any such St. Jude Medical plan in accordance with the plan's terms. Abbott also acknowledged and agreed that the consummation of the first merger will be considered a "change in control" for all purposes under all St. Jude Medical plans and related award agreements (except for those that are or were sponsored or maintained by Thoratec Corporation or its subsidiaries) that contain a definition of "change in control" or a similar term in respect of St. Jude Medical.

        To the extent continuing employees become eligible to participate in any employee benefit plan maintained by Abbott or its subsidiaries following the first effective time, the continuing employees' service with St. Jude Medical or any of its subsidiaries prior to the first effective time will be treated as service with Abbott or its subsidiaries for purposes of eligibility to participate, vesting, level of benefits and benefit accrual to the extent recognized by St. Jude Medical prior to the effective time, provided that St. Jude Medical service will not be recognized if it would result in duplication of benefits, and further provided that it will not be credited for any purpose under any cash or equity incentive compensation plan, defined benefit pension plan, post-retirement welfare plan or any plan under which similarly situated employees of Abbott do not receive credit or that is "grandfathered" or frozen.

        Further, Abbott will waive (or cause its subsidiaries to waive) all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements under any Abbott welfare benefit plan in which the continuing employees may be eligible to participate after the first effective time and use commercially reasonable efforts to provide each continuing employee with credit for any copayments and deductibles paid during the plan year in which the first effective time occurs (or, if later, the year in which the applicable continuing employee is first eligible to participate in the applicable Abbott plan) in satisfying any applicable deductible or out-of-pocket requirements under any applicable Abbott welfare benefit plan, in each case, to the extent such expenses would have been credited under the St. Jude Medical plan in which such continuing employee participated immediately prior to the first effective time.

Indemnification and Insurance

        After the first effective time, Abbott agreed to, and to cause the first surviving corporation and the surviving company to, indemnify and hold harmless, and advance expenses to, each indemnitee (as defined below) against certain claims and for certain losses in connection with such indemnitee's service as a director or officer of St. Jude Medical or any of its subsidiaries at or prior to the first effective time. In addition, Abbott agreed to, and to cause the first surviving corporation and the surviving company to, assume certain indemnification obligations of St. Jude Medical and its subsidiaries to any indemnitee (i) as provided in the articles of incorporation, bylaws or other governing organizational documents of St. Jude Medical and its subsidiaries in effect on the date of the merger agreement, as applicable to a particular indemnitee or (ii) pursuant to any agreement in existence on the date of the merger agreement.

        Abbott also agreed to assure that the articles of incorporation and bylaws of the first surviving corporation and the surviving company will contain provisions no less favorable to the indemnitees (with respect to limitations on liability and indemnification) than those which were included in the articles of incorporation or bylaws of St. Jude Medical on the date of the merger agreement.

        Further, Abbott is not permitted to settle, compromise or consent to the entry of any judgment in any threatened or actual claim for which an indemnitee has sought indemnification, unless (i) such settlement, compromise or consent includes a complete release of such indemnitee for all liability arising out of such claim or (ii) such indemnitee otherwise consents in writing.

        We collectively refer to any individual who at the first effective time is or at any time prior to the first effective time was (i) a director or officer of St. Jude Medical or (ii) a director or officer of a subsidiary of St. Jude Medical as an indemnitee.

        The merger agreement requires Abbott to cause the surviving company to maintain for a period of six years after the first effective time, St. Jude Medical's existing directors' and officers' liability insurance policy, or comparable insurance provided by a reputable insurer containing terms and conditions that are at least as favorable to the indemnitees. However, the surviving company is not required to make annual premium payments for such insurance in excess of 250% of the amount of St. Jude Medical paid in its last fiscal year for such insurance. In lieu of the foregoing, St. Jude Medical, at its option (in consultation with Abbott), may obtain prior to the first effective time a prepaid "tail" policy for a period of no more than six years that provides coverage for the indemnitees that is substantially equivalent to St. Jude Medical's existing coverage for an aggregate price not to exceed a specified amount.

Certain Additional Covenants

        The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, regulatory filings and approvals (which are described in the section entitled "Proposal 1: The Mergers—Regulatory Approvals"), the delisting of St. Jude Medical shares from the New York Stock Exchange, which we refer to as the NYSE, and deregistration of St. Jude Medical under the Exchange Act, reporting requirements under Section 16 of the Exchange Act, notification of certain events and regulatory matters, coordination with respect to litigation relating to the mergers and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Mergers

        The respective obligations of each of St. Jude Medical, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC to complete the mergers are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the closing of the mergers, of the following conditions:

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  the St. Jude Medical shareholder approval must have been obtained;

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  Abbott shares that will be issued in connection with the mergers must have been approved for listing on the NYSE, subject to official notice of issuance;

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  no law order, writ, injunction, decree, consent decree, judgment, award, injunction, or settlement may have been promulgated, entered, enforced, enacted or issued, as applicable, by any governmental authority that prohibits, enjoins or makes illegal the consummation of either of the mergers or issuance of Abbott shares as merger consideration;

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  the registration statement on Form S-4 of which this proxy statement/prospectus forms a part must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 is in effect and no proceedings for that purpose are pending; and

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  the waiting period (or extensions thereof) applicable to the mergers under the HSR Act has expired or been terminated and all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each applicable competition law of the European Union, Brazil, Canada, China, India, Israel, Japan, South Africa, South Korea or Turkey relating to the transactions contemplated by the merger agreement must have been made, expired, terminated or obtained, as the case may be.

        The obligations of Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC to complete the mergers are also subject to the fulfillment, or waiver by Abbott, at or prior to the first effective time of the following additional conditions:

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  St. Jude Medical must have performed in all material respects all covenants and obligations required by the merger agreement to be performed by it prior to the first effective time;

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  subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of St. Jude Medical must be true and correct at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date;

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  the absence of any effect, change, condition, occurrence or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to St. Jude Medical since the date of the merger agreement;

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  St. Jude Medical must have delivered to Abbott a certificate, dated as of the closing date and signed by an executive officer of St. Jude Medical, certifying to the effect that the preceding three conditions have been met; and

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  Abbott must have received the opinion of nationally recognized outside counsel, in form and substance reasonably satisfactory to Abbott, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

        The obligations of St. Jude Medical to complete the mergers also are subject to the fulfillment, or waiver by St. Jude Medical, at or prior to the first effective time of certain conditions, including the following:

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  Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC must have performed in all material respects all covenants and obligations required by the merger agreement to be performed by them prior to closing;

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  subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of Abbott must be true and correct at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date;

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  the absence of any effect, change, condition, occurrence or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Abbott since the date of the merger agreement;

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  Abbott must have delivered to St. Jude Medical a certificate, dated as of the closing date and signed by an executive officer, certifying to the effect that the preceding three conditions have been met; and

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  St. Jude Medical must have received the opinion of nationally recognized outside counsel, in form and substance reasonably satisfactory to St. Jude Medical, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

Regulatory Approvals

        Under the merger agreement, St. Jude Medical and Abbott agreed to cooperate with each other and to use their respective reasonable best efforts in order to obtain the required regulatory approvals. For purpose of obtaining required regulatory approvals, St. Jude Medical and Abbott generally agreed that "reasonable best efforts" will not require Abbott to (i) divest, (ii) terminate any contracts related to or (iii) accept any conditions that would apply to, in each case, any businesses, assets, equity interests, product lines, properties or contracts of Abbott or St. Jude Medical. However, Abbott is required to take any of the actions described in the previous sentence if (i) such action does not relate to a development program or a development-stage product and (ii) would not reasonably be expected to, individually or in the aggregate, result in a one-year loss of revenues in excess of $325 million (measured by reference to fiscal year 2015 revenue) of either Abbott and its subsidiaries, taken as a whole, or St. Jude Medical and its subsidiaries, taken as a whole.

        Additionally, for purpose of obtaining such approvals, St. Jude Medical and Abbott agreed that "reasonable best efforts" will not require Abbott or St. Jude Medical to (i) agree to any material modification of the merger agreement or to waive the terms and conditions of the merger agreement or (ii) litigate (or participate in the litigation of) any judicial or administrative proceeding involving the FTC, the DOJ or other similar governmental authority in connection with the mergers or any of the other transactions contemplated in the merger agreement.

        To the extent permitted by law, Abbott will have control over and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental authority or other third party necessary or advisable to consummate the mergers (including with regards to any litigation arising therefrom). However, Abbott is required (i) to consult with St. Jude Medical in advance and, in good faith, take St. Jude Medical's views into account regarding the overall strategic direction of any such approval process and (ii) to consult with St. Jude Medical prior to (a) taking any material substantive positions, (b) making any dispositive motions or material substantive filings or submissions or (c) entering into any negotiations concerning such approvals.

Termination of the Merger Agreement

Termination

        The merger agreement may be terminated and the mergers abandoned at any time prior to the first effective time, whether before or after any approval of the first merger and merger agreement by the holders of St. Jude Medical shares:

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  by mutual written consent of St. Jude Medical and Abbott;

  •
  by either St. Jude Medical or Abbott if the first merger has not been consummated on or prior to April 27, 2017, which we refer to as the end date. If, however, all of the conditions to closing, other than certain conditions relating to competition laws, have been satisfied or are capable of being satisfied at such time, the end date may be extended by either St. Jude Medical or Abbott to July 27, 2017. The right to terminate the merger agreement according to this provision is not available to a party if the failure of the closing to have occurred by the end date was due to the failure of such party to perform any of its obligations under the merger agreement or due to the breach by such party of its representations and warranties contained in the merger agreement. We refer to this termination right as the end date termination right;

  •
  by either St. Jude Medical or Abbott, if an order by a governmental authority of competent jurisdiction has been issued permanently restraining, enjoining or otherwise prohibiting the mergers or the issuance of Abbott shares as merger consideration and such order has become final and nonappealable. However, the right to terminate the merger agreement according to this specific provision is not available to a party if such order was due to the failure of such party to perform any of its obligations under the merger agreement or due to the breach by such party of its representations and warranties contained in the merger agreement;

  •
  by either St. Jude Medical or Abbott, if the St. Jude Medical shareholder approval has not been obtained after a vote on approval of the merger agreement has been taken at the company shareholders' meeting (including any postponement or adjournment thereof) duly convened therefor;

  •
  by either St. Jude Medical or Abbott, if the other party has materially breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to closing and (ii) is not curable by the end date, or if capable of being cured by the end date, such party has not commenced good-faith efforts to cure the breach or failure within thirty calendar days following (or the breach or failure is not cured within sixty calendar days following) receipt by the party of written notice from the other party of such breach or failure. However, the terminating party may not exercise this termination right if it is then in material breach of any representation, warranty, covenant or agreement contained in the merger agreement, which breach would give rise to the failure of any of the conditions set forth in this subparagraph of the other party to effect the merger;

  •
  by Abbott if a company adverse recommendation change occurs; or

  •
  by St. Jude Medical prior to receipt of the St. Jude Medical shareholder approval, if the St. Jude Medical board of directors authorizes St. Jude Medical to enter into an alternative acquisition agreement with respect to a superior proposal in accordance with the covenants regarding no solicitation, no change of recommendation and entry into an alternative acquisition agreement, and substantially concurrently with termination, St. Jude Medical enters into an alternative acquisition agreement providing for such superior proposal and prior to or concurrently with such termination, St. Jude Medical pays to Abbott in immediately available funds the $685 million termination fee.

Termination Fee

        St. Jude Medical must pay Abbott a termination fee of $685 million, which we refer to as the termination fee, if the merger agreement is terminated (or, in the case of the second bullet below, at the time of termination, could have been terminated) in the following circumstances:

  •
  in the event the merger agreement is terminated by St. Jude Medical in accordance with the provisions regarding its fiduciary termination right in connection with a superior proposal; or

  •
  in the event the merger agreement is terminated by Abbott, due to occurrence of a company adverse recommendation change.

        Additionally, if St. Jude Medical enters into a definitive agreement with respect to any company acquisition proposal or any company acquisition proposal is consummated (in each case with references to 15% in the definition of company acquisition proposal being replaced by 50% for this purpose)

within twelve months after a valid termination of the merger agreement in any of the following circumstances, St. Jude Medical must also pay Abbott the termination fee:

  •
  Termination by St. Jude Medical or Abbott pursuant to the end date termination right.  The merger agreement is terminated pursuant to the end date termination right and at any time after the date of the merger agreement but prior to the termination, either (i) a company acquisition proposal was made or communicated to the St. Jude Medical board of directors and not withdrawn without qualification prior to such termination or (ii) a company acquisition proposal was publicly announced or publicly made known and not publicly withdrawn without qualification prior to the termination;

  •
  Termination by St. Jude Medical or Abbott because St. Jude Medical shareholder approval is not obtained. The merger agreement is terminated because St. Jude Medical shareholder approval is not obtained and at any time after the date of the merger agreement but prior to completion of the St. Jude Medical shareholder meeting (including any adjournment or postponement thereof) a company acquisition proposal was publicly announced or publicly made known and not publicly withdrawn without qualification prior to the company shareholder meeting (including any adjournment or postponement thereof); or

  •
  Termination by Abbott because of St. Jude Medical's breach or failure to perform of covenants or agreements. The merger agreement is terminated due to St. Jude Medical's breach or failure to perform covenants or agreements in the merger agreement and at any time after the date of the merger agreement but prior to the termination, either (i) a company acquisition proposal was made or communicated to the St. Jude Medical Board and not withdrawn without qualification prior to such breach or failure or (ii) a company acquisition proposal was publicly announced or publicly made known and not publicly withdrawn without qualification prior to such breach or failure.

        In no event will the termination fee be payable more than once.

Post-Termination Liability

        Generally, if the merger agreement is terminated, it immediately becomes void and of no further effect without any liability or obligation on the part of any party except for (i) the requirement of St. Jude Medical to pay Abbott the termination fee of $685 million in the circumstances described above and (ii) any liability of either party for any fraud or knowing, material and intentional breach of the merger agreement.

        Other than with respect to claims for, or arising out of or in connection with fraud or knowing, intentional and material breach of any covenant in the merger agreement, payment of the termination fee constitutes the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Abbott, its shareholders and their respective representatives against St. Jude Medical. Any termination fee paid by St. Jude Medical pursuant to the merger agreement will be offset against any award for damages awarded to Abbott pursuant to any claim based on fraud or knowing, intentional and material breach of the merger agreement.

Amendment and Assignment

        Any provision of the merger agreement may be amended, supplemented or waived only if such amendment, supplement or waiver is in writing and signed by St. Jude Medical, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC. However, after the receipt of the St. Jude Medical shareholder approval, if any such amendment or waiver will require further approval of the holders of St. Jude Medical shares, the effectiveness of such amendment or waiver will be subject to obtainment of such further approval. Certain amendments or waivers will require obtaining the prior written consent of third party financiers of the mergers.

        The merger agreement cannot be assigned without the prior written consent of the nonassigning parties to the merger agreement, provided that, with the prior written consent of St. Jude Medical, such consent not to be unreasonably withheld, delayed or conditioned, Abbott may designate, prior to the first effective time, another wholly owned subsidiary of Abbott to be a party to the mergers instead of Vault Merger Sub, Inc. or Vault Merger Sub, LLC, provided that such assignment will not relieve Abbott of its obligations under the merger agreement, or otherwise enlarge, alter or change any obligation of any party to the merger agreement.

Jurisdiction; Specific Enforcement

        Each of St. Jude Medical, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement are not performed or are breached, and that money damages would not be an adequate remedy in such a situation. Accordingly, and in addition to any other remedy that each may be entitled to at law or in equity, each of St. Jude Medical, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC agreed that, each will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement without proof of actual damages or otherwise. Each of St. Jude Medical, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC also irrevocably waived any requirement for the securing or posting of any bond in connection with such injunctions.

        Further, with respect to disputes arising under the merger agreement, each of St. Jude Medical, Abbott, Vault Merger Sub, Inc. and Vault Merger Sub, LLC (i) consented to the personal jurisdiction of the Court of Chancery of the State of Delaware (or to the extent the Court of Chancery of the State of Delaware declines jurisdiction, any federal court located in the State of Delaware), (ii) agreed not to assert as a defense, counterclaim or otherwise, any claim that such party (or its property, if applicable) is not personally subject to the jurisdiction of the above named courts and (iii) agreed that it would not bring any action or claim related to the merger agreement in any court other than those courts mentioned above.

INTERESTS OF ST. JUDE MEDICAL'S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS

        In considering the recommendation of the St. Jude Medical board of directors that you vote to adopt the merger agreement, you should be aware that St. Jude Medical's executive officers and non-employee directors have economic interests in the mergers that are different from, or in addition to, those of St. Jude Medical's shareholders generally. The St. Jude Medical board of directors was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve the mergers and the other transactions contemplated thereby, (ii) adopt, approve and declare advisable the merger agreement, and (iii) resolve to recommend the approval of the merger agreement to St. Jude Medical shareholders. The transactions contemplated by the merger agreement will be a "change in control" for purposes of the St. Jude Medical executive compensation and benefit plans described below.

Certain Assumptions

        Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

  •
  The value of the per share merger consideration is $75.84 for each St. Jude Medical share based on the average closing price per St. Jude Medical share over the five business days following the first public announcement of the transaction on April 28, 2016;

  •
  The effective time is September 7, 2016, which is the assumed date of the closing of the mergers solely for purposes of the disclosure in this section; and

  •
  Each executive officer of St. Jude Medical was terminated by St. Jude Medical without "cause" or resigned for "good reason" (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of September 7, 2016.

Change in Control Severance Agreements

        Payments and Benefits.    St. Jude Medical has entered into change in control severance agreements, which are referred to as the CIC severance agreements, with each of its executive officers. The CIC severance agreements provide for certain payments and other benefits if, within three years (or two years in the case of certain executive officers who are not named executive officers) following a change in control, St. Jude Medical terminates the executive officer's employment without "cause" or the executive officer terminates his or her employment for "good reason." Such payments and benefits include: (1) severance pay equal to 2.9 times the sum of the executive officer's annual salary and target bonus and (except in the case of certain executive officers who are not named executive officers) certain other compensation received by the executive officer during the 12 months before termination; (2) up to three years of health, life, accident and disability insurance substantially similar to that in effect at the time of termination; (3) gross-up payments described below; and (4) the payment of legal fees and expenses relating to the termination. The occurrence of the mergers will constitute a "change in control" for purposes of the CIC severance agreements. In addition, pursuant to the merger agreement, if the employment of a participant in the St. Jude Medical Management Incentive Compensation Plan is terminated without cause prior to the payment of an annual bonus for the fiscal year in which the mergers occur, the participant will receive an annual bonus for such year equal to his or her target bonus opportunity and assuming the achievement of target performance, pro-rated for the portion of such year elapsed through the date of termination.

        For the estimated amounts that each of St. Jude Medical's named executive officers would receive under the CIC severance agreements upon a qualifying termination of employment and in satisfaction of the pro-rata target bonus award upon a termination without cause, see the section entitled

"Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers." Based on the assumptions described above under "—Certain Assumptions" and the additional assumptions used for purposes of estimating amounts for named executive officers, the estimated aggregate amount of the payments and benefits to be provided to St. Jude Medical's executive officers who are not named executive officers under the CIC severance agreements upon a qualifying termination of employment and in satisfaction of the pro-rata target bonus award upon a termination without cause is $28,239,094 excluding the gross-up payments described below.

Gross-Ups

        The CIC severance agreements provide that each executive officer is entitled to a tax gross-up payment, which are referred to as the Gross-Up Payment, in the event that any payments or distributions made to such officers in connection with the first merger, which are referred to as the Total Payments, become subject to an excise tax pursuant to Section 280G and Section 4999 of the Code or any successor provision thereto, or any interest, penalties or additions to tax with respect to such excise tax, which is referred to as the Excise Tax; provided, however, that no such officer will be entitled to any Gross-Up Payment in the event such officer has voluntarily resigned or been terminated for cause prior to the closing of the first merger. While the actual amounts to be paid to the executive officers by St. Jude Medical will not be determinable until after the effective time of the mergers, for the estimated value of the potential payments that could be made to each of the St. Jude Medical named executive officers in respect of the Gross-Up Payments, see the section entitled "Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers." The estimated aggregate Gross-Up Payments that could become payable to St. Jude Medical's executive officers who are not named executive officers is $7,598,071. If any payments and benefits under a retention agreement (see the section entitled "Abbott Retention Agreements") between an executive officer and Abbott, are determined to be parachute payments for purposes of Section 280G of the Code, the amount of the Gross-Up Payment under such officer's St. Jude Medical CIC severance agreement will increase.

Equity Compensation

        Treatment of Stock Options.    As described below, certain St. Jude Medical options will be deemed exercised upon the occurrence of the mergers and others will be assumed by Abbott and converted into similar Abbott options. Additionally, Abbott may elect to treat some or all St. Jude Medical options which otherwise would be assumed as surrendered St. Jude Medical options, as defined below, and deem them exercised upon the occurrence of the mergers.

          (i)    Surrendered Stock Options.    Each St. Jude Medical option that is outstanding immediately prior to the first effective time, and is either vested as of immediately prior to the first effective time or that becomes vested by its terms as a result of the occurrence of the first effective time (excluding any option granted under certain employee stock purchase plans), which we refer to as a surrendered St. Jude Medical option, shall be deemed exercised pursuant to a cashless exercise and settled by issuance of a number of St. Jude Medical shares equal to the difference (rounded down to the nearest whole share, but with any partial shares otherwise issuable settled in cash) of (i) the number of St. Jude Medical Shares subject to such surrendered St. Jude Medical option as of immediately prior to the first effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) St. Jude Medical Shares that, when multiplied by the "Fair Market Value" (as defined in the applicable plan providing for such award), is equal to the aggregate exercise price of such surrendered St. Jude Medical option. Such St. Jude Medical shares will then be canceled and converted into the right to receive the merger consideration with respect to each St. Jude Medical share issued in respect of the stock option, less any applicable withholding taxes.

          (ii)    Assumed Stock Options.    Additionally, each option to purchase St. Jude Medical shares granted under a St. Jude Medical share plan and any other compensatory option to purchase St. Jude Medical shares (excluding any option granted under certain employee stock purchase plans) that is outstanding immediately prior to the first effective time and not a surrendered St. Jude Medical option will be assumed by Abbott and converted into an option to acquire, on substantially the same terms and conditions, a number of Abbott shares equal to the product (rounded down to the nearest whole share) of (i) the number of St. Jude Medical shares subject to such option multiplied by (ii) the stock award exchange ratio, at an exercise price per Abbott share equal to the quotient (rounded up to the nearest whole cent) of (a) the per share exercise price for the St. Jude Medical shares subject to such assumed option as of immediately prior to the first effective time divided by (b) the stock award exchange ratio. Further, the vesting of each such St. Jude Medical option, to the extent then unvested, will immediately accelerate in full upon the second anniversary of the first effective time if the holder of such award remains employed with Abbott or any of its subsidiaries through such date.

        The merger agreement defines the "stock award exchange ratio" as the sum of (i) the exchange ratio (as it may be adjusted) plus (ii) the quotient of (a) the per share cash amount divided by (b) Abbott's volume-weighted average closing price for the five consecutive trading days ending on the complete trading day ending immediately prior to the closing.

        Treatment of Restricted Share Awards.    Each St. Jude Medical restricted share award that was outstanding as of the date of the merger agreement will vest immediately prior to the first effective time and will be canceled and converted into the right to receive the merger consideration with respect to each St. Jude Medical share subject to such restricted share award, less any applicable withholding taxes.

        Treatment of Restricted Stock Units.    As described below, certain restricted stock unit awards, or RSU awards, with respect to St. Jude Medical shares will be canceled and converted into the right to receive the merger consideration and others will be assumed by Abbott and converted into similar Abbott RSU awards. Additionally, Abbott may elect to treat some or all St. Jude Medical RSU awards which otherwise would be assumed as surrendered St. Jude Medical RSU awards, as defined below, cancel such surrendered St. Jude Medical RSU awards and convert them into the merger consideration.

          (i)    Surrendered RSU Awards.    At the first effective time, each RSU award with respect to St. Jude Medical shares that (i) is outstanding as of immediately prior to the first effective time, (ii) is vested as of immediately prior to the first effective time or will become vested by its terms as a result of the occurrence of the first effective time, and (iii) by its terms is to be settled in connection with the occurrence of vesting or the first effective time, as of the first effective time (which we refer to as a surrendered St. Jude Medical RSU award), will be canceled and converted into the right to receive the merger consideration (or, with respect to such RSU award that is settled in cash under its existing terms, the cash equivalent thereof) with respect to each St. Jude Medical share subject to such RSU award, less any applicable withholding taxes.

          (ii)    Assumed RSU Awards.    Additionally, at the first effective time, each RSU award with respect to St. Jude Medical shares that (i) is outstanding as of immediately prior to the first effective time and (ii) is not a surrendered St. Jude Medical RSU award will be assumed by Abbott and converted into an RSU award, with substantially the same terms and conditions as were applicable to such St. Jude Medical RSU award, for a number of Abbott shares equal to the product (rounded to the nearest whole share) of (i) the number of St. Jude Medical shares subject to such RSU award multiplied by (ii) the stock award exchange ratio. Further, the vesting of each such RSU award, to the extent then unvested, will immediately accelerate in full upon the second anniversary of the first effective time if the holder of such award remains employed with Abbott or any of its subsidiaries through such date. Upon vesting, settlement will occur at such time as is permitted by applicable law and will be subject to applicable withholding taxes.

        Treatment of Assumed Equity Awards upon Termination of Employment Following the Mergers.    At the effective time, the outstanding St. Jude Medical options and restricted stock units held by St. Jude Medical's executive officers that convert into equity awards with respect to Abbott shares in the manner described above will remain subject to the same service-based vesting conditions; provided, however, that as described above, the vesting of such awards will immediately accelerate in full upon the second anniversary of the first effective time subject to continued employment through such date. Further, pursuant to the original terms of these awards, if an executive officer's employment is terminated by St. Jude Medical without "cause" or by the executive officer under circumstances which would constitute "good reason" within two years following the first effective time, the assumed outstanding equity awards will fully vest upon such termination and each outstanding assumed option would remain outstanding and exercisable until the earlier of (a) a period of one year following such termination of employment and (b) the expiration of its term.

        For an estimate of the amounts that would become payable to each of St. Jude Medical's named executive officers in respect of their unvested equity awards, see the section entitled "Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers." Based on the assumptions described above under "—Certain Assumptions" and the additional assumptions used for purposes of estimating amounts for named executive officers, (i) the estimated aggregate amounts that would become payable to St. Jude Medical's executive officers who are not named executive officers in respect of their unvested equity awards is as follows: unvested St. Jude Medical options—$13,890,399; unvested St. Jude Medical restricted shares—$0; and unvested St. Jude Medical restricted stock units—$7,882,506; and (ii) the estimated aggregate amount that would become payable to St. Jude Medical's non-employee directors in respect of their unvested St. Jude Medical restricted shares is $2,231,516. For more information on equity holdings of St. Jude Medical's non-employee directors and executive officers, see the table entitled "Certain Beneficial Owners of St. Jude Medical Shares."

Abbott Retention Agreements

        On July 22, 2016, Mr. Rousseau entered into a retention agreement with Abbott that will become effective contingent upon the closing of the mergers and continue for a retention period unless terminated by either Abbott or Mr. Rousseau or extended by mutual agreement of the parties. The retention agreement provides that Mr. Rousseau will serve as President, Cardiovascular and NeuroModulation of Abbott. Mr. Rousseau's initial base salary will remain at the levels in effect as of the closing of the mergers, and he will be entitled to participate in Abbott's annual cash bonus plan. In the event that Mr. Rousseau remains employed by Abbott for the retention period, or is sooner terminated by Abbott without "cause" or as a result of his death, he will receive a $5,000,000 cash retention award from Abbott.

        In July and August 2016, Abbott entered into retention agreements with the following executive officers of St. Jude Medical: Vice President, Global Clinical Affairs and Chief Medical Officer Mark Carlson; Vice President and Corporate Controller Jeffrey A. Dallager; Vice President, Chief Technology Officer Philip J. Ebeling; Group President Eric S. Fain; Vice President, Information Technology and Chief Information Officer Mark W. Murphy; and Vice President, Global Operations and Supply Chain Scott P. Thome. Each such retention agreement will become effective contingent upon the closing of the mergers and supersede and replace the applicable executive officer's CIC severance agreement with St. Jude Medical. Under the retention agreements, each applicable executive officer's initial base salary and incentive target opportunity will remain at the levels in effect as of the closing of the mergers, and each applicable executive officer will be entitled to participate in Abbott's incentive stock program. In addition, under the retention agreements, each applicable executive officer is eligible for the following retention awards: (a) a time-vesting restricted stock unit award with a value approximately equivalent to each executive officer's annual equity award from St. Jude Medical for 2015, and (b) three time-vesting cash retention awards, (i) the first two of which are each equal to 50% to 100% of the applicable executive officer's annual base salary as of the closing of the mergers, and (ii) the last of which is equal to the amount the applicable executive officer would have received under his CIC severance agreement had his employment been terminated upon the closing of the mergers. Payment of the retention awards is subject to the applicable executive officer's continued employment with Abbott for the retention periods specified in the applicable retention agreement, or an earlier termination by Abbott without "cause" or as a result of the applicable executive officer's death. The right to the Gross-Up Payment under each such executive officer's St. Jude Medical CIC severance agreement is not modified by his retention agreement.

        In August and September 2016, Abbott entered into retention agreements with the following executive officers of St. Jude Medical: Vice President, Chief Marketing Officer Lisa M. Andrade; Vice President, Global Human Resources and Chief Compliance Officer I. Paul Bae; Vice President, Corporate Strategy Rachel H. Ellingson; and Vice President, Global Quality Jeff A. Fecho. Each such retention agreement will become effective contingent upon the closing of the mergers and provides that the applicable executive officer's initial base salary and incentive target opportunity will remain at the levels in effect as of the closing of the mergers. In addition, under the retention agreements, each applicable executive officer is eligible for a time-vesting cash retention award equal to 50% to 100% of the applicable executive officer's annual base salary as of the closing of the mergers. Payment of the retention awards is subject to the applicable executive officer's continued employment with Abbott for the retention periods specified in the applicable retention agreement, or an earlier termination by Abbott without "cause" or as a result of the applicable executive officer's death. Each applicable executive officer's CIC severance agreement will remain in effect, and any amounts payable under such agreements will be payable at the end of the applicable retention period.

        Abbott may enter into additional retention agreements with other executive officers of St. Jude Medical prior to the closing of the mergers.

Indemnification and Insurance

        Pursuant to the terms of the merger agreement, St. Jude Medical non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies following the mergers. Such indemnification and insurance coverage is further described in the section entitled "The Merger Agreement—Indemnification and Insurance."

Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers

        The information set forth in the table below is intended to comply with Item 402(t) of the SEC's Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of St. Jude Medical that is based on, or otherwise relates to, the mergers, which is referred to as the merger-related compensation. For additional details regarding the terms of the payments and benefits described below, see the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers" above.

        The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the mergers. For purposes of calculating such amounts, the following assumptions were used:

  •
  the value of the per share merger consideration is $75.84 for each St. Jude Medical share based on the average closing price per St. Jude Medical share over the five business days following the first public announcement of the transaction on April 28, 2016;

  •
  the effective time is September 7, 2016, which is the assumed date of the closing of the mergers solely for purposes of the disclosure in this section; and

  •
  each executive officer of St. Jude Medical was terminated by St. Jude Medical without "cause" or resigned for "good reason" (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of September 7, 2016.

        As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Named Executive Officer	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Tax Reimbursement(4)	Total
Daniel J. Starks	$5,983,450	$12,336,887	$59,583	$—	$18,379,920
Michael T. Rousseau	15,334,621	14,434,151	59,583	7,794,554	37,622,909
Eric S. Fain	6,417,851	6,187,033	59,583	3,547,427	16,211,894
Denis Gestin(5)	6,212,035	5,786,848	59,620	—	12,058,503
Donald J. Zurbay	4,797,129	5,082,855	59,583	2,594,349	12,533,916

(1)
Cash.    The amounts reported in this column consist of (i) a lump sum cash severance amount payable under each named executive officer's CIC severance agreement upon a "double-trigger" qualifying termination equal to 2.9 times the sum of (x) the named executive officer's base salary as in effect as of the date of termination of employment, (y) the named executive officer's target bonus for the fiscal year in which the termination of employment occurs and (z) certain other compensation received by the named executive officer during the 12 months before termination, and (ii) a lump sum cash payment payable in respect of the annual bonus for the year in which the mergers occur upon a "double-trigger" termination without cause equal to the named executive's target bonus opportunity and assuming the achievement of target performance, pro-rated for the portion of the year elapsed through the date of termination. The table below quantifies each separate component of the cash severance compensation included in the aggregate total reported above. In addition, for Mr. Rousseau, the amount reported above includes a retention award, which is payable upon the conclusion of a retention period or his earlier qualifying termination of employment. Upon the closing of the mergers, the CIC severance agreement with Mr. Fain will be superseded and replaced by his retention agreement, which is described above.

Named Executive Officer	Base Salary Component of Severance	Bonus Component of Severance	Other Compensation Component of Severance (e.g., other taxable income realized during the preceding twelve months)	Pro-Rata Target Bonus
Daniel J. Starks	855,500	—	5,127,950	$—
Michael T. Rousseau	2,900,000	3,625,000	2,963,731	845,890
Eric S. Fain	2,153,627	2,153,627	1,608,050	502,547
Denis Gestin	1,905,533	1,905,533	1,951,122	449,847
Donald J. Zurbay	1,537,000	1,306,450	1,648,820	304,859
(2)
Equity.    Pursuant to the terms of the outstanding equity awards, each named executive officer would be entitled to accelerated vesting of his assumed and outstanding stock options and RSUs upon a "double trigger" qualifying termination. In addition, all assumed outstanding stock options and RSUs will automatically vest even without a qualifying termination of employment if the named executive officer remains employed through the second anniversary of the first effective time. We have assumed that the named executive officers will experience a qualifying termination at the first effective time. The value of the unvested and accelerated stock options is the difference between the value of $75.84 per share and the exercise price of the stock option, multiplied by the number of unvested shares as of September 7, 2016 and the value of the unvested and accelerated RSUs is equal to $75.84 multiplied by the number of unvested RSUs as of September 7, 2016, in each case, consistent with the methodology applied under SEC Regulation S-K Item 402(t)(2). The amounts in this column for the unvested and accelerated stock options and RSUs do not reflect any taxes payable by the named executive officers. For further details regarding the treatment of St. Jude Medical equity awards in connection with the merger, see the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers—Equity Compensation." The value of each such benefit is shown in the following table:

Named Executive Officer	Value of Unvested Stock Options	Value of Unvested RSUs
Daniel J. Starks	8,016,434	4,320,453
Michael T. Rousseau	9,404,366	5,029,785
Eric S. Fain	4,123,199	2,063,834
Denis Gestin	3,389,201	1,947,647
Donald J. Zurbay	3,235,848	1,847,007
(3)
Perquisites/Benefits.    Under each CIC Severance Agreement, upon a "double trigger" qualifying termination, each named executive officer is entitled to up to three years of health, accident, disability and life insurance benefits substantially similar to those in effect immediately prior to the qualifying termination at the expense of St. Jude Medical.

(4)
Tax Reimbursement.    Each named executive officer is entitled to a cash payment in an amount sufficient to pay any excise tax required to be paid by the employee in connection with the mergers under Section 4999 of the Code, as well as any additional income, employment and excise taxes payable with respect to the payment for such excise taxes. The estimated tax reimbursement amounts for Mr. Fain will increase under his St. Jude Medical CIC severance agreement if certain payments and benefits under any retention agreement with Abbott are determined to be parachute payments for purposes of Section 280G of the Code.

(5)
Amounts for Mr. Gestin were converted from Euros to U.S. dollars using the exchange rate of $1.00 to 0.91466 Euro, the exchange rate in effect on the last business day of fiscal year 2015.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" approval of the merger agreement. Proxies will be voted "FOR" approval of the merger agreement unless otherwise specified.

PROPOSAL 2: ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED COMPENSATION FOR
ST. JUDE MEDICAL'S NAMED EXECUTIVE OFFICERS

Vote Required and Board of Directors Recommendation

        Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, St. Jude Medical is required to submit a proposal to its shareholders for an advisory (non-binding) vote to approve certain compensation that may become payable to St. Jude Medical's named executive officers in connection with the completion of the mergers. This proposal, which we refer to as the merger-related compensation proposal, gives St. Jude Medical's shareholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to St. Jude Medical's named executive officers in connection with the mergers. This compensation is summarized in the table in the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers", including the footnotes to the table and the associated narrative discussion. The St. Jude Medical board of directors unanimously recommends that St. Jude Medical's shareholders approve the following resolution:

  "RESOLVED, that the compensation that may be paid or become payable to the named executive officers of St. Jude Medical, Inc. in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers" including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED."

        The vote on the merger-related compensation proposal is a vote separate and apart from the vote on the merger agreement. Accordingly, you may vote to approve the merger agreement and vote not to approve the merger-related compensation proposal and vice versa. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either St. Jude Medical or Abbott. Accordingly, if the merger agreement is approved and adopted and the mergers are completed, the compensation may become payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related compensation proposal.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" the merger-related compensation proposal. Proxies will be voted "FOR" approval of the proposal unless otherwise specified.

 SHAREHOLDERS' MEETING MATERIALS—GOVERNANCE OF ST. JUDE MEDICAL

Board Leadership Structure

        The St. Jude Medical board of directors is responsible for overseeing the business, property and affairs of St. Jude Medical. Members of the St. Jude Medical board are kept informed of St. Jude Medical's business (i) through discussions with the chief executive officer and other members of the St. Jude Medical management team, (ii) by reviewing materials provided to them and (iii) by participating in meetings of the St. Jude Medical board and its committees.

        Ten directors currently comprise the St. Jude Medical board of directors: Mr. Daniel J. Starks, who currently serves as executive chairman of the St. Jude Medical board of directors (since January 2016) and who previously served as chairman of the St. Jude Medical board of directors and as St. Jude Medical's president and chief executive officer (from 2004 to 2015); Mr. Michael T. Rousseau, who currently serves as St. Jude Medical's president and chief executive officer (since January 2016) and who previously served as St. Jude Medical's chief operating officer (from 2014 to 2016) and who held other positions of increasing responsibility with St. Jude Medical (from 1999 to 2014); and eight independent directors.

        The St. Jude Medical board of directors believes strongly in the value of an independent board. Currently, 80% of St. Jude Medical's directors are independent. All members of the key committees of the St. Jude Medical board of directors—the audit committee, the compensation committee and the governance and nominating committee—are independent. St. Jude Medical has a presiding director who is an independent director with broad authority and responsibility as described below. The independent members of the St. Jude Medical board of directors also meet regularly without management, which meetings are chaired by the presiding director.

        The St. Jude Medical board of directors believes that there is no single best organizational model that is the most effective in all circumstances and, further, that the interests of St. Jude Medical's shareholders are best served by allowing the St. Jude Medical board of directors to retain the flexibility to determine the optimal organizational structure for St. Jude Medical at any given time, including whether the chairman role should be held by an independent director or a senior executive who serves on the St. Jude Medical board of directors. St. Jude Medical's directors possess considerable experience and unique knowledge of the challenges and opportunities faced by St. Jude Medical. Consequently, St. Jude Medical's directors are in the best position to evaluate the needs of St. Jude Medical and to determine how to leverage the capabilities of St. Jude Medical's directors and management team to meet and exceed those needs.

        In January 2016, Mr. Starks retired as president and chief executive officer of St. Jude Medical and Mr. Rousseau was appointed to fill those positions and to serve on the St. Jude Medical board of directors. In connection with this transition and based on then-prevailing circumstances, the St. Jude Medical board of directors determined that the needs of St. Jude Medical would be best served by a leadership structure that separated the office of the chairman of the St. Jude Medical board of directors from the office of chief executive officer. Mr. Starks, who had previously served as chairman of the St. Jude Medical board of directors, was named executive chairman of the St. Jude Medical board of directors and remained an employee of St. Jude Medical. As executive chairman, Mr. Starks has acted and continues to act as a strategic advisor to Mr. Rousseau, in addition to the governance and oversight responsibilities attendant to his position as executive chairman of the St. Jude Medical board of directors.

        The St. Jude Medical board of directors believes this leadership structure, together with the role of the presiding director (currently filled by Mr. John W. Brown), is currently in the best interest of St. Jude Medical and its shareholders. The presiding director's role helps ensure a strong independent and active St. Jude Medical board of directors while Mr. Starks' leadership as executive chairman enables St. Jude Medical and the St. Jude Medical board of directors to continue to benefit from Mr. Starks' skills and expertise, including his extensive knowledge of St. Jude Medical and the medical device industry, and his experience successfully navigating St. Jude Medical through changing market dynamics. In addition, Mr. Rousseau will be able to focus on his new responsibilities as president and chief executive officer while the executive chairman and the presiding director focus on managing the affairs of the St. Jude Medical board of directors.

        Mr. Brown has served as presiding director since 2006. The presiding director plays an important role in the St. Jude Medical board of directors' governance structure: The presiding director works closely with the executive chairman, the chief executive officer, and the other directors, as appropriate, to set and approve the agenda for the St. Jude Medical board of directors and meetings of the governance and nominating committee of the St. Jude Medical board of directors, which we will refer to as the governance and nominating committee, to ensure that there is an appropriate flow of information to the St. Jude Medical board of directors and to make sure that management properly and adequately addresses matters of interest to the St. Jude Medical board of directors. The executive chairman conducts the meetings of the St. Jude Medical board of directors, and the presiding director organizes and presides over all executive sessions of the non-management, independent directors. The other principal responsibilities of the presiding director include:

  •
  Counseling the executive chairman and chief executive officer on issues of interest or concern to the independent directors;

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  Evaluating, along with the members of the St. Jude Medical board of directors, the chief executive officer's performance, and meeting with the chief executive officer to discuss the evaluation;

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  Recommending to the executive chairman the retention of any consultants that report directly to the St. Jude Medical board of directors; and

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  Advising the executive chairman and the chief executive officer concerning the independent directors' views as to the quantity, quality and timeliness of the flow of information from management that is necessary for the independent directors to effectively and responsibly perform their duties.

        The presiding director also serves as chairman of the governance and nominating committee, the principal St. Jude Medical board of directors committee charged with responsibility for the St. Jude Medical board of directors' governance structure. In this dual role, the presiding director facilitates the ability of non-management directors to fulfill their responsibilities and provides a structure for communicating any concerns the non-management directors may have directly to St. Jude Medical's executive management.

        The St. Jude Medical board of directors is comprised of qualified and experienced leaders with the ability to act independently in providing oversight to St. Jude Medical. Of the eight independent directors serving on the St. Jude Medical board of directors, five are currently serving or have served as chief executive officers of other companies. Of the three independent directors who have not served as a chief executive officer of a company, one director served as chief financial officer of a multi-billion dollar manufacturer of specialty medical technology products, one served as chief marketing officer for one of the largest pharmaceutical companies in the world and one has held a number of leadership positions in two of the largest information technology companies in the world. Accordingly, the St. Jude Medical board of directors believes that all St. Jude Medical directors have demonstrated seasoned leadership in large enterprises and are familiar with the St. Jude Medical board of directors' processes. For additional information about the backgrounds and qualifications of the directors, see the section entitled "Shareholders' Meeting Materials—Governance of St. Jude Medical—Director Qualifications".

St. Jude Medical Board of Directors' Role in Risk Oversight

        The St. Jude Medical board of directors takes an active role in risk oversight of St. Jude Medical both as a full board and through its committees. Through detailed reviews, discussions and presentations by executive management and other business leaders, the St. Jude Medical board of directors reviews and advises with respect to St. Jude Medical's business strategies and financial plans, with attention and focus on the risks to achievement of these strategies and plans. Such risks include those inherent in St. Jude Medical's businesses as well as the risks from external sources such as competitors, the economy and credit markets, and regulatory and legislative developments. In addition, leaders of St. Jude Medical's key functional areas (e.g., IT, Legal and Regulatory) regularly update the St. Jude Medical board of directors on risks in their areas.

        At least annually, management provides a report to and reviews this report with the St. Jude Medical board of directors that identifies the principal risks facing St. Jude Medical and its subsidiaries. Management identifies and prioritizes these risks and also evaluates St. Jude Medical's preparedness to respond to the most significant of these risks, if realized. This report is intended to assist the St. Jude Medical board of directors in its evaluation of St. Jude Medical's risk management practices and to promote a culture that actively identifies and manages risk. St. Jude Medical also assesses significant strategic and operational risks as part of its operating and strategic plans that it presents to the St. Jude Medical board of directors on an annual basis. More in-depth information and discussion of particular risk areas may be provided upon request of the St. Jude Medical board of directors.

        Each year management also conducts an assessment of financial risks to St. Jude Medical and reports its findings to the audit committee of the St. Jude Medical board of directors, which we refer to as the audit committee, which in turn provides a summary to the full St. Jude Medical board of directors. The financial risk assessment process is facilitated by St. Jude Medical's global internal audit team. Members of the global internal audit team interview key department and functional leaders from a global cross-section of St. Jude Medical to identify and evaluate financial risks and the steps being taken to mitigate the risks. Identified risks are prioritized based on the potential exposure to the business, measured as a function of the severity and likelihood of occurrence. At least annually, there is also an evaluation of management's preparedness to respond to the most significant risks, if realized. The risk profiles and current and future mitigating actions are discussed and refined during subsequent discussions with senior management. A summary of the results of the financial risk assessment process and risk mitigation activities is presented to the audit committee and provided to and discussed by the full St. Jude Medical board of directors.

        The audit committee meets regularly with St. Jude Medical's management with regard to St. Jude Medical's financial risk management processes, controls and capabilities and with St. Jude Medical's chief internal auditor with regard to significant control matters. The audit committee also oversees and reviews with management the liquidity of St. Jude Medical and its subsidiaries, St. Jude Medical's funding needs and other finance matters. In addition, the audit committee reviews St. Jude Medical's procedures regarding the receipt, retention and treatment of complaints regarding accounting controls or audit matters.

        The compensation committee of the St. Jude Medical board of directors, which we refer to as the compensation committee, oversees St. Jude Medical's executive compensation arrangements, including the identification and management of risks that may arise from St. Jude Medical's executive compensation policies and practices. For a discussion of the compensation committee's assessment of the risks arising from St. Jude Medical's executive compensation practices and policies, see the section entitled "Shareholders' Meeting Materials—Executive Compensation—Compensation Risk Analysis."

        The governance and nominating committee has oversight of corporate governance, including establishing practices and procedures that promote good governance and thus mitigate governance risk,

and is also responsible for reviewing the performance of the St. Jude Medical board of directors, its committees and their members.

Meeting Attendance, Executive Sessions, and Performance Evaluations

        During 2015, the St. Jude Medical board of directors held seven meetings. Each director attended at least 75% of all meetings of the St. Jude Medical board of directors and of the committees on which the director served.

        The independent members of the St. Jude Medical board of directors also meet at scheduled executive sessions at least twice each year. These sessions are chaired by the presiding director, who is the chairman of the governance and nominating committee.

        The St. Jude Medical board of directors and each committee conducts an annual self-assessment to evaluate its effectiveness and identify potential risks in its governance structure and processes as well as areas for potential improvement.

Principles of Corporate Governance

        St. Jude Medical's principles of corporate governance are available on St. Jude Medical's website at www.sjm.com.

Code of Business Conduct

        St. Jude Medical has adopted a code of business conduct for its board, principal executive officer, principal financial officer, principal accounting officer, corporate controller and all other employees. The code of business conduct is available on St. Jude Medical's website at www.sjm.com.

Communications with Directors

        Any interested party wishing to communicate with one or more directors may do so by sending a letter addressed to the director or directors at:

  c/o Corporate Secretary
  St. Jude Medical, Inc.
  One St. Jude Medical Drive
  St. Paul, MN 55117

        St. Jude Medical's corporate secretary will review all such correspondence and regularly forward a summary of all such correspondence and copies of all correspondence to the St. Jude Medical board of directors that, in the corporate secretary's opinion, deal with the functions of the board of directors or its committees or that the corporate secretary otherwise determines require the attention of any member, group or committee of the St. Jude Medical board of directors. St. Jude Medical's directors may at any time obtain a list or copies of any such correspondence addressed to the St. Jude Medical board.

Director Nomination Process

        The St. Jude Medical governance and nominating committee identifies and nominates appropriate candidates for the St. Jude Medical board of directors. The governance and nominating committee works closely with the St. Jude Medical board to develop selection criteria and identify candidates. The committee considers suggestions from many sources, including other directors, search firms and shareholders, for possible candidates for directors. The governance and nominating committee considers all candidates in the same manner, regardless of the source that proposed them.

        Any shareholder wishing to recommend that a person be appointed to the St. Jude Medical board of directors or that management nominate a person for election to the St. Jude Medical board of directors may submit such a recommendation to:

  Governance and Nominating Committee
  c/o Corporate Secretary
  St. Jude Medical, Inc.
  One St. Jude Medical Drive
  St. Paul, MN 55117

        St. Jude Medical's bylaws require, among other things, that a shareholder submit such nomination to the governance and nominating committee not less than 50 days nor more than 75 days prior to the annual meeting (or if less than 60 days' notice or prior public disclosure of the date of the annual meeting is given to shareholders, not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or such public disclosure was made).

        The governance and nominating committee will review all nominees for St. Jude Medical director, which includes an assessment of a nominee's judgment, experience, independence and such other factors as the governance and nominating committee concludes are pertinent in light of the St. Jude Medical board of directors' needs.

        Once candidates are identified, they are evaluated through a series of interviews with members of the governance and nominating committee, several other directors and members of management, including St. Jude Medical's general counsel. Candidates are also asked to complete a director questionnaire used by St. Jude Medical.

Director Attendance at Annual Shareholder Meeting

        All of St. Jude Medical's then-current directors attended the 2015 annual meeting of shareholders. St. Jude Medical reimburses a director's travel expenses for attending the annual shareholder meeting, but attendance by non-management directors is not required. A meeting of the St. Jude Medical board of directors will be held in conjunction with the shareholders' meeting in order to facilitate attendance by directors at the meeting.

Director Independence and Audit Committee Financial Literacy and Expertise

        The St. Jude Medical board of directors undertakes an annual review of director independence. As part of that process, in February of each year, the St. Jude Medical board of directors reviews all transactions and relationships between each director (or any member of his or her immediate family) and St. Jude Medical, including transactions and relationships described in the responses of the directors to questions regarding employment, business, familial and other relationships with St. Jude Medical and its management. At the conclusion of each of the 2015 and 2016 director independence reviews, the St. Jude Medical board of directors affirmatively determined that each of the directors, except Mr. Starks and Mr. Rousseau, are independent under St. Jude Medical's principles of corporate governance and bylaws and the NYSE listing standards and have no material relationships with St. Jude Medical other than their positions on the St. Jude Medical board of directors. For information regarding interests of St. Jude Medical's directors in the mergers, see the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers."

        The St. Jude Medical board of directors also determined that all members of the audit committee are financially literate under the NYSE listing standards and that Mr. Devenuti and Mr. Rocca each qualifies as an "audit committee financial expert" within the meaning of the rules of the SEC.

Director Qualifications

        The St. Jude Medical board of directors believes that its membership should reflect the diversity of experience, skills, geography, gender and ethnicity required to meet its corporate governance, oversight and advisory functions in a way that is in the best interest of St. Jude Medical's shareholders. This includes ensuring that the St. Jude Medical board of directors has the expertise required to fulfill all of its legal, regulatory and NYSE requirements, including the requirements for each of its committees.

        In identifying appropriate candidates to serve as a director, the St. Jude Medical board of directors gives particular weight to individuals with experience as a chief executive officer. The St. Jude Medical board of directors believes that individuals with chief executive officer experience are best able to mentor, advise, evaluate, direct and decide when it is appropriate to replace St. Jude Medical's chief executive officer, all of which are critical board responsibilities. The St. Jude Medical board of directors also places great weight on large-company experience when evaluating director candidates. Such experience enables a director to offer insights to help St. Jude Medical navigate the many issues that arise as it continues its growth. The St. Jude Medical board of directors has not aimed to be composed of individuals with niche expertise, such that other members of the St. Jude Medical board of directors would defer to that member when issues arise within their expertise. Rather, the St. Jude Medical board of directors believes that the overall business acumen and experience of each director, working together with the rest of the St. Jude Medical board of directors, better serves St. Jude Medical and its shareholders.

        Each of St. Jude Medical's directors possesses the necessary business acumen and experience, and also has particular attributes and areas of expertise that are of value to St. Jude Medical and that, taken together, provide the strength of a well-rounded board. The following describes the particular experience, qualifications, attributes or skills that led the St. Jude Medical board of directors to conclude that each of its directors should serve as a director of St. Jude Medical.

        Mr. Brown has a unique background and skills that qualify him not only to serve on the St. Jude Medical board of directors, but also to act as presiding director. Mr. Brown served as the chief executive officer of Stryker Corporation from 1977 to 2004 and as Chairman from 1980 until his retirement in 2009. During his tenure as head of Stryker, Mr. Brown turned a small medical instruments company with annual sales of $17 million and 400 employees into a global orthopedics medical device manufacturer that at the time of his retirement had annual sales of approximately $6.7 billion and over 18,000 employees. Between 1979 and 2007, Stryker increased annual per share earnings by at least 20 percent every year but two. From these experiences, Mr. Brown brings a particularly strong understanding of the challenges and opportunities for building and managing a global medical device company. He brings a visionary yet disciplined approach to St. Jude Medical and provides invaluable leadership to the St. Jude Medical board of directors.

        Mr. Devenuti is the former president of EMC Corporation's Information Intelligence Group ("IIG Division"), where he oversaw all aspects of the IIG Division's operations, including worldwide sales and services, channel strategy, product development, marketing, strategic business and financial initiatives, technical support and the Total Customer Experience program. Before this role, Mr. Devenuti served as senior vice president and chief operating officer of the CMA Division of EMC Corporation. Before joining EMC, Mr. Devenuti held a variety of senior positions at Microsoft Corporation. As a result of his leadership roles with Microsoft and EMC, Mr. Devenuti has extensive general business experience and, in particular, experience with high-growth companies in a high-growth industry. In addition, Mr. Devenuti possesses a deep expertise in information technologies and in creating and managing organizations to achieve operational excellence. This expertise has been particularly useful to St. Jude Medical as it has grown and needed to expand its systems and infrastructure and build a more scalable business. Mr. Devenuti's expertise in information technology has also aided the St. Jude Medical board and St. Jude Medical in evaluating issues surrounding cybersecurity risk. Mr. Devenuti qualifies as an audit committee financial expert under applicable rules of the SEC, providing the St. Jude Medical board of directors with a financially seasoned member of the audit committee.

        Mr. Dvorak has served as the president and chief executive officer and a member of the board of directors of Zimmer Biomet Holdings, Inc. since May 2007. Zimmer is a global leader in the design, development, manufacture and marketing of orthopedic reconstructive, spinal and trauma devices, biologics, dental implants and related surgical products and also provides other healthcare-related services. Prior to that, Mr. Dvorak served as group president, Global Businesses and chief legal officer of Zimmer starting in December 2005. From October 2003 to December 2005, he served as executive vice president, Corporate Services, chief counsel and secretary, as well as chief compliance officer, of Zimmer. Mr. Dvorak currently serves on the board of the Advanced Medical Technology Association (AdvaMed), a trade association that represents the medical device industry, and was chairman of the board of AdvaMed from 2012 to 2014. The St. Jude Medical board of directors nominated Mr. Dvorak to serve as a director in 2015 because of the extensive operational, managerial and strategic knowledge and experience he brings to bear from serving in several executive positions, including chief executive officer, at a major publicly-traded medical device company. Mr. Dvorak also has significant health policy experience due to his participation as a board member (and past chairman) of AdvaMed.

        Mr. Essig is currently the chairman of the board of directors of Integra LifeSciences Holdings Corporation, a manufacturer of medical devices and implants, a position he has held since January 2012. Before such role, Mr. Essig served as Integra's chief executive officer and a member of its board of directors from December 1997 until January 2012. During this time, Mr. Essig transitioned the business into a global surgical products company, growing revenues from $15 million to more than $830 million during his 14 year tenure. Before joining Integra, Mr. Essig supervised the medical technology practice at Goldman, Sachs & Co. as a managing director. He is currently a managing partner of Prettybrook Partners, a provider of advisory services to healthcare businesses, an executive in residence at Cardinal Partners, a venture capital firm, a venture partner at Wellington Partners Advisory AG, a venture capital firm, and a senior advisor to Water Street Healthcare Partners and TowerBrook Capital Partners, investment management firms. Mr. Essig currently serves on the board of directors of Owens & Minor, Inc., a distributor of medical and surgical supplies, and is the chairman of the board of directors of Breg, Inc., a provider of spine and joint braces, and Lead director of SeaSpine Holdings Corporation, a provider of spine hardware and orthobiologics. Mr. Essig has also served on the board of directors of Zimmer Holdings, Inc., a designer and manufacturer of medical devices, Vital Signs, Inc., a manufacturer of healthcare consumables, and AdvaMed, a trade association that represents the medical device industry. In addition to his demonstrated seasoned leadership and experience as a chief executive officer, Mr. Essig brings a broad strategic perspective in the medical device industry that is valued by St. Jude Medical and the St. Jude Medical board of directors.

        Ms. Hill has an accomplished record with extensive experience in the managed healthcare industry. Ms. Hill is currently an operating partner of NexPhase Capital, a private equity firm, where she focuses on healthcare-related investments and providing strategic and operating support for NexPhase's healthcare portfolio companies. Ms. Hill also serves as a member of the board of directors of Omega Healthcare Investors, Inc., a Maryland real estate investment trust, and Integra LifeSciences Holdings Corporation, a manufacturer of medical devices and implants. She previously served as chief executive officer and a member of the board of directors of ValueOptions, Inc., a managed behavioral health company, from March 2006 to September 2010. Previously, Ms. Hill served as chairman and chief executive officer of Woodhaven Health Services, an institutional pharmacy company, and president and a member of the board of directors of Express Scripts, a Fortune 100 pharmacy benefits management company. Ms. Hill brings deep management experience and insight both generally and specific to the healthcare industry. In addition, Ms. Hill's expertise in understanding and evaluating benefits and compensation issues has proven to be of great value to the St. Jude Medical board of directors.

        Mr. Rocca was selected to serve on the St. Jude Medical board of directors because of the global financial expertise he attained through various senior financial and leadership positions at large multinational public companies. He served as chief financial officer at Mallinckrodt, Inc., a $2.7 billion manufacturer of specialty medical technology products, from 1994 until his retirement in 2000. Before joining Mallinckrodt, from 1966 to 1994, Mr. Rocca worked at Honeywell, Inc., where he served in a variety of finance roles, including vice president of Finance for Honeywell Europe in Brussels, Belgium and vice president and corporate treasurer. Given Mr. Rocca's extensive management and financial experience, including serving as the current chairman of the audit committee of Hyatt Hotels Corporation and having served as the chairman of the audit committee of Lawson Software, Inc., he is uniquely qualified to serve as chairman of St. Jude Medical's audit committee. Mr. Rocca's considerable management and financial knowledge and experience make him a highly valued member of the St. Jude Medical board of directors.

        Mr. Rousseau has served as a member of the St. Jude Medical board of directors and as president and chief executive officer since January 2016. Mr. Rousseau joined St. Jude Medical in 1999 as senior vice president, Cardiac Rhythm Management ("CRM") Global Marketing, and later that year, CRM marketing and sales were combined under his leadership. In January 2008, he was promoted to group president and assumed responsibility for St. Jude Medical's four product divisions. He was named chief operating officer in 2014, overseeing global sales, marketing, technology development, operations, supply chain and quality functions. Mr. Rousseau has helped to drive strategic transformation across virtually every area of St. Jude Medical. He was the architect of St. Jude Medical's recent, significant integration of four product divisions into centralized global functions with a shared global vision, mission and growth strategy based on accelerating innovation. During this time and under Mr. Rousseau's leadership, St. Jude Medical has achieved significant cost-savings and operational efficiencies. Mr. Rousseau brings to the St. Jude Medical board of directors extensive industry, company and operational experience acquired from his many years of service in a wide range of leadership positions at St. Jude Medical. He has a thorough knowledge of St. Jude Medical's markets, technology areas, geographies and competition, which enables him to provide meaningful input and guidance to the St. Jude Medical board of directors and to St. Jude Medical.

        Mr. Starks has served as a member of the St. Jude Medical board of directors since 1996, and served as chairman of the board, president and chief executive officer of St. Jude Medical from 2004 through 2015. In January 2016 he was appointed as executive chairman. Before joining St. Jude Medical, Mr. Starks was president and chief executive officer of Daig Corporation, a manufacturer of specialty cardiovascular devices that was acquired by St. Jude Medical in 1996. In 1998, Mr. Starks was named chief executive officer and president of St. Jude Medical's cardiac rhythm management business and in 2001 was named president and chief operating officer of St. Jude Medical. Under Mr. Starks' leadership, St. Jude Medical has grown from $2.3 billion in revenue in 2004 to $5.5 billion in 2015. Mr. Starks brings to the St. Jude Medical board of directors over 30 years of experience in the medical device industry and a thorough knowledge of St. Jude Medical's business, strategy, people, operations and financial position. Mr. Starks also provides recognized executive leadership and vision and a global network of customer, industry and key stakeholder relationships.

        Mr. Widensohler's successful track record as a founder and manager of global medical device companies, together with his extensive international experience, provide St. Jude Medical and its board unique insights as St. Jude Medical continues to grow its global operations. Since 1992, Mr. Widensohler has been proprietor, chief executive officer and president of KRAUTH Medical Group, a leading European medical distribution and service company that served various European markets. In 2012, KRAUTH medical sold its medical device distribution and service business and now focuses on investing in healthcare start-up companies. In 1996, Mr. Widensohler also co-founded Invatec SpA, an Italian medical device company that specializes in interventional cardiology and peripheral vascular products, which was acquired by Medtronic, Inc. in 2010. Mr. Widensohler joined

Medtronic following the acquisition and served as vice president, Global Sales for the acquired business until 2012 to assist with the integration of Invatec into Medtronic. Mr. Widensohler also serves on the board of directors of LDR Holding Corporation, a global medical device company, and as an advisory board member of TowerBrook Capital Partners L.P., an investment management firm. He also serves as a member of the board of BVMed, the German Health Industry Manufacturers Association. Mr. Widensohler previously served as a director of St. Jude Medical from 2001 to 2010 and was, following the recommendation of St. Jude Medical's chairman and its governance and nominating committee, unanimously appointed by the St. Jude Medical board as a director in July 2013. With over 32 years of global industry experience, and his familiarity and history with St. Jude Medical, Mr. Widensohler serves as a valuable member of the St. Jude Medical board.

        Ms. Yarno has a 29-year history of demonstrated leadership in global operations, marketing and human resources in the pharmaceutical industry. From September 2010 through February 2012, Ms. Yarno was the chief marketing officer of HemoShear LLC, a biotechnology research company and leading developer of human cell-based surrogate systems for discovery and assessment of new drug compounds. Before this role, she served as chief marketing officer of Merck & Co., Inc., a pharmaceutical company. She also has held a series of other executive positions at Merck, including general manager of U.S. Human Health, executive vice president of Worldwide Human Health Marketing and senior vice president of Human Resources. Additionally, Ms. Yarno served as the vice president of the Women's Health Care Franchise at Johnson & Johnson, the world's largest healthcare company. Ms. Yarno currently serves on the board of directors of Medivation, Inc., a biopharmaceutical company, and Aratana Therapeutics, Inc., a pet therapeutics company. Ms. Yarno was selected by the St. Jude Medical board of directors because of her management and business acumen and experience with large enterprises in the healthcare industry.

Committees of the St. Jude Medical Board of Directors

        The St. Jude Medical board of directors has three standing committees: the audit committee, the compensation committee and the governance and nominating committee. During 2015, the audit committee met nine times, the compensation committee met six times and the governance and nominating committee met three times. Membership on each committee is set forth in the following table:

Director	Audit Committee	Compensation Committee	Governance and Nominating Committee
John W. Brown			Chair
Richard R. Devenuti	•
David C. Dvorak			•
Stuart M. Essig		Chair	•
Barbara B. Hill		•
Michael A. Rocca	Chair
Stefan K. Widensohler	•
Wendy L. Yarno		•	•

        Each committee of the St. Jude Medical board of directors has a separate written charter, which is available on St. Jude Medical's website at www.sjm.com.

        Each member of the audit committee, the compensation committee and the governance and nominating committee is independent under St. Jude Medical's principles of corporate governance and bylaws and the NYSE listing standards. Each member of the audit committee is also independent under the rules of the SEC.

        The duties of the audit committee are described in its report below.

        The compensation committee is responsible for establishing and administering compensation programs for St. Jude Medical's executive officers and considering matters relating to employee benefits provided by St. Jude Medical. The compensation committee is also responsible for making recommendations to the St. Jude Medical board of directors regarding director compensation.

        The governance and nominating committee is responsible for recommending good governance practices. The governance and nominating committee evaluates the qualifications of and nominates candidates for positions on the St. Jude Medical board of directors. The procedures for shareholders to recommend directors can be found on pages 114 and 115. In addition, the governance and nominating committee facilitates an annual board and director process, and provides feedback to the entire board.

Report of the Audit Committee

        The audit committee reviews St. Jude Medical's consolidated financial statements, financial reporting process and internal controls over financial reporting on behalf of the board of directors. The St. Jude Medical directors who serve on the audit committee are all independent under St. Jude Medical's principles of corporate governance and bylaws, the NYSE listing standards and the rules of the SEC.

        The St. Jude Medical board of directors has adopted a written charter that describes the functions the audit committee is to perform. Each year, the audit committee reviews the actions required to be taken by the audit committee under the charter, confirms that those actions have been taken, and reports the same to the St. Jude Medical board of directors. The current audit committee charter is available on St. Jude Medical's website at www.sjm.com.

        Management has the primary responsibility for St. Jude Medical's consolidated financial statements and the overall reporting process, including St. Jude Medical's system of internal controls over financial reporting.

        The audit committee meets with management periodically to consider, among other things, the adequacy of St. Jude Medical's financial disclosures and internal controls over financial reporting. The audit committee discusses these matters with St. Jude Medical's independent registered public accounting firm, Ernst & Young LLP, and with the appropriate financial personnel from St. Jude Medical, including St. Jude Medical's internal auditor. The audit committee also conducts an annual assessment of financial risks to St. Jude Medical.

        The audit committee also appoints the independent registered public accounting firm, and approves the performance of, and fees associated with, any audit and non-audit services provided to St. Jude Medical. The audit committee periodically reviews the performance of the independent registered public accounting firm and its independence from St. Jude Medical. The audit committee regularly meets privately with the independent registered public accounting firm, which has unrestricted access to the audit committee.

        The audit committee has received the written disclosures and annual independence communication from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the independent registered public accounting firm's independence communications with the audit committee, and have discussed with Ernst & Young LLP its independence. The audit committee has also considered the permissibility of non-audit services and their bearing on the independence of Ernst & Young LLP. In addition, the audit committee discussed with Ernst & Young LLP all matters required under PCAOB Auditing Standard No. 1301, Communications with Audit Committees, and SEC Rule 2-07, Communications with Audit Committees. Ernst & Young LLP has served as St. Jude Medical's auditor since 1976.

        The independent registered public accounting firm audits the annual consolidated financial statements prepared by management, expresses an opinion as to whether those consolidated financial statements fairly present the consolidated financial position, results of operations and cash flows of St. Jude Medical in conformity with GAAP and discusses with the audit committee any issues they believe should be raised. The independent registered public accounting firm also audits St. Jude Medical's internal controls over financial reporting and expresses an opinion as to whether St. Jude Medical maintained effective internal controls over financial reporting.

        Each year, the audit committee reviews St. Jude Medical's audited consolidated financial statements and meets with both management and the independent registered public accounting firm to discuss the consolidated financial statements. St. Jude Medical's management has represented to the audit committee that the consolidated financial statements were prepared in accordance with GAAP. Additionally, the audit committee considered the report of the independent registered public accounting firm relating to St. Jude Medical's consolidated financial statements.

        The audit committee also reviewed management's assessment of the effectiveness of St. Jude Medical's internal controls over financial reporting. St. Jude Medical's management has represented to the audit committee that St. Jude Medical's internal controls over financial reporting were effective as of January 2, 2016. The audit committee also considered the report of the independent registered public accounting firm relating to St. Jude Medical's internal controls over financial reporting.

        Based on its review and discussions described above, the audit committee recommended to the St. Jude Medical board that St. Jude Medical's audited consolidated financial statements be included in St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended January 2, 2016, filed with the SEC.

  Michael A. Rocca, chairman
  Richard R. Devenuti
  Stefan K. Widensohler

Compensation of Directors

        St. Jude Medical targets the 50th percentile of the market (as defined by an analysis of its primary peer companies) for compensation for service on the St. Jude Medical board of directors and its committees. The compensation committee engages an outside consultant for assistance in determining the levels and components of compensation that are consistent with this objective. The executive chairman of the St. Jude Medical board of directors reviews the data and analyses provided by St. Jude Medical's outside consultant and makes recommendations to the compensation committee regarding director compensation. The compensation committee, in turn, reviews the data and analyses provided by St. Jude Medical's outside consultant and the executive chairman's recommendations and makes its own recommendations to the board of directors regarding director compensation. The board of directors then approves board and committee compensation based on the recommendations of the compensation committee. Each year, the compensation levels approved by the St. Jude Medical board of directors become effective at St. Jude Medical's annual meeting of shareholders and remain in effect until the annual meeting of shareholders held in the following year.

        For the period commencing on May 7, 2015, the date of the 2015 annual meeting of shareholders, and ending on May 3, 2016, the day before the originally scheduled 2016 annual meeting of shareholders, each non-employee director received compensation as set forth in the table below. This compensation structure currently remains in effect:

Non-Employee Director Compensation	Amount
Annual Retainer	$100,000
Compensation Committee Chair	$15,000
Audit Committee Chair	$20,000
Governance & Nominating Committee Chair*	$15,000
Presiding Director	$25,000

*
The governance and nominating committee Chair does not receive a retainer if he or she is also the presiding director.

        St. Jude Medical believes the compensation paid to St. Jude Medical's non-employee directors is aligned with the 50th percentile of St. Jude Medical's primary peer group and reflects the responsibilities and potential liabilities for committee chairs and directors generally. Directors who are Company employees are not compensated for their services as directors.

        In May of each year, non-employee directors who are serving at that time may elect to receive the annual retainer fee payable over the following 12 months either as 100% cash, 50% cash plus 50% restricted stock, or 100% restricted stock. Restricted stock is valued at the closing market price for St. Jude Medical shares on the date of grant, which is the first business day in June after a director's election to receive restricted stock in lieu of half or all of the director's retainer. The restriction on the stock lapses on the six-month anniversary of the grant date. Holders of restricted stock are entitled to all rights of a shareholder, including the right to receive cash dividends and vote their shares.

        In May 2015, Mr. Brown and Mr. Widensohler elected to receive their entire annual retainer in the form of restricted stock and Mr. Devenuti, Mr. Essig, Ms. Hill, Mr. Rocca and Ms. Yarno elected to receive their entire annual retainer in cash. Mr. Dvorak, who was appointed as a director in August 2015, did not have an opportunity to elect to receive his annual retainer in the form of restricted stock and, accordingly, receives his annual retainer in cash.

        Directors are reimbursed for expenses incurred in connection with travel and lodging when attending meetings of the board or otherwise engaged in St. Jude Medical business and for such expenses for the director's partner when attending the annual strategic planning meeting.

        Each non-employee director who is elected, re-elected or serving an unexpired term as a director at any annual meeting of shareholders will receive, as of the date of such meeting, restricted stock that is valued at the closing market price for St. Jude Medical shares on such date. Each year the compensation committee reviews external market data and makes a recommendation to the St. Jude Medical board of directors regarding the annual grant of restricted stock. All such shares of restricted stock fully vest on the six-month anniversary of the grant date. Non-employee directors appointed between annual shareholder meetings are granted a pro-rata portion of shares of restricted stock on the same terms and conditions as the restricted stock described above. At the 2015 annual meeting of shareholders, each non-employee director received a restricted stock grant of 2,382 shares. Mr. Dvorak, who was appointed as a director in August 2015, received a prorated grant of 1,921 shares of restricted stock. No additional shares were granted to non-employee directors in 2015.

        Each St. Jude Medical director may receive reimbursement for one physical examination every 12 months subject to an annual maximum of $1,600. St. Jude Medical directors may also participate in St. Jude Medical's charitable contribution matching program under which eligible charitable contributions are matched by St. Jude Medical up to a maximum of $1,000 each year.

        Under the process described above, on May 4, 2016, the St. Jude Medical board of directors approved the compensation for directors for the twelve-month period commencing on May 4, 2016, the date the 2016 annual meeting of St. Jude Medical shareholders was originally scheduled to be held. The value of restricted stock granted to each non-employee director on such date was $181,000 based on the closing market price for St. Jude Medical shares on such date.

Director Compensation Table

        The following table sets forth information regarding the compensation of St. Jude Medical's non-employee (outside) directors for the last fiscal year.

Name	Annual Retainer Fees Paid in Cash or Restricted Stock ($)(1)		Restricted Stock Awards ($)(2)	All Other Compensation ($)		Total ($)
John W. Brown	120,000	(3)	169,956	-0-		289,956
Richard R. Devenuti	58,333	(4)	169,956	-0-		228,289
David C. Dvorak	40,860	(5)	139,772	-0-		180,632
Stuart M. Essig	109,000	(6)	169,956	1,000	(7)	279,956
Barbara B. Hill	100,000	(8)	169,956	-0-		269,956
Michael A. Rocca	120,000	(9)	169,956	-0-		289,956
Stefan K. Widensohler	100,000	(10)	169,956	-0-		269,956
Wendy L. Yarno	100,000	(11)	169,956	-0-		269,956

(1)
Each non-employee director may elect to receive his or her annual retainer fee either as 100% cash, 50% cash plus 50% restricted stock, or 100% restricted stock. Any cash portion of the annual retainer is paid monthly over 12 months. Any portion of the annual retainer paid in restricted stock is granted on the first business day in June based on the closing market price of St. Jude Medical shares on the date of grant.

(2)
On May 6, 2015, each non-employee director was awarded 2,382 shares of restricted stock with a value of $169,965. Mr. Dvorak, who was appointed as a director in August 2015, received a prorated grant of 1,921 shares of restricted stock. The amounts in this column are computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") and are based on the fair value of the shares of restricted stock as of the date of grant.

(3)
For the period of May 1, 2014 through May 6, 2015, Mr. Brown elected to receive his entire annual retainer in the form of restricted stock, which was paid in its entirety in June 2014. For the period of May 7, 2015 through May 3, 2016, Mr. Brown elected to receive his entire annual retainer of $100,000 in the form of restricted stock, which was paid in its entirety in June 2015. Mr. Brown also received $20,000 in fiscal year 2015 in respect of his service as presiding director.

(4)
For the period of May 1, 2014 through May 6, 2015, Mr. Devenuti elected to receive his entire annual retainer in the form of restricted stock, which was paid in its entirety in June 2014. For the period of May 7, 2015 through May 3, 2016, Mr. Devenuti elected to receive his entire annual retainer in cash. Accordingly, Mr. Devenuti's annual retainer payments for fiscal year 2015 are the monthly cash payments from June 1, 2015 through December 31, 2015.

(5)
Mr. Dvorak, who was appointed as a director in August 2015, did not have an opportunity to elect the form of his annual retainer and, accordingly, received it in the form of cash for the period of August 4, 2015 through December 31, 2015.

(6)
For the periods of May 1, 2014 through May 6, 2015 and May 7, 2015 through May 3, 2016, Mr. Essig elected to receive his annual retainer in the form of cash, $100,000 of which was paid in fiscal year 2015. Mr. Essig also received $9,000 in fiscal year 2015 in respect of his service as compensation committee chair.

(7)
This amount represents a $1,000 company match for a charitable contribution.

(8)
For the periods of May 1, 2014 through May 6, 2015 and May 7, 2015 through May 3, 2016, Ms. Hill elected to receive her annual retainer in the form of cash, $100,000 of which was paid in fiscal year 2015.

(9)
For the periods of May 1, 2014 through May 6, 2015 and May 7, 2015 through May 3, 2016, Mr. Rocca elected to receive his annual retainer in the form of cash, $100,000 of which was paid in fiscal year 2015. Mr. Rocca also received $20,000 in fiscal year 2015 in respect of his service as audit committee chair.

(10)
For the period of May 1, 2014 through May 6, 2015, Mr. Widensohler elected to receive his entire annual retainer in the form of restricted stock, which was paid in its entirety in June 2014. For the period of May 7, 2015 through May 3, 2016, Mr. Widensohler elected to receive his entire annual retainer of $100,000 in the form of restricted stock, which was paid in its entirety in June 2015.

(11)
For the periods of May 1, 2014 through May 6, 2015 and May 7, 2015 through May 3, 2016, Ms. Yarno elected to receive her annual retainer in the form of cash, $100,000 of which was paid in fiscal year 2015.

Compensation Committee Interlocks and Insider Participation

        During 2015, Stuart M. Essig (chair), Barbara B. Hill and Wendy L. Yarno served as members of the compensation committee. None of these individuals has ever served as an officer or employee of St. Jude Medical or any of St. Jude Medical's subsidiaries or has any relationships with St. Jude Medical or any of St. Jude Medical's subsidiaries requiring disclosure under "Related Person Transactions" below. The members of the compensation committee have no interlocking relationships requiring disclosure under the rules of the SEC.

Related Person Transactions

        The St. Jude Medical board of directors has adopted a written policy and procedures for related person transactions, which are collectively referred to as the Policy. Under the Policy, all related person transactions must be approved or ratified by St. Jude Medical's governance and nominating committee. For purposes of the Policy, related person transactions generally include any transaction:

  •
  to which St. Jude Medical is a participant;

  •
  for which the amount involved in any calendar year is expected to exceed $120,000; and

  •
  in which a related person is expected to have a direct or indirect material interest.

        Despite otherwise falling within this definition, the following transactions have been determined by the board not to be related person transactions subject to the Policy:

  •
  employment arrangements with management or compensation paid to directors, in their capacity as directors, that are otherwise approved by the board or the governance and nominating committee;

  •
  transactions for which the related person's interest is solely due to their status as a shareholder; or

  •
  any transaction with another company if the related person's only relationship with that company is as an employee (other than an executive officer), director or beneficial owner of less than 1% of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenues.

        A related person under the Policy is:

  •
  someone who is or was an executive officer, director or nominee for election as a director of St. Jude Medical since the beginning of the last fiscal year;

  •
  a person or group who is a beneficial owner of more than 5% of St. Jude Medical's voting securities; or

  •
  an immediate family member of any of the foregoing.

        Each officer and director has an affirmative obligation to inform St. Jude Medical of any transactions in which he or she or a member of his or her immediate family may have a material interest and which may reasonably be expected to be a related person transaction. Management of St. Jude Medical is also required to inform St. Jude Medical of any potential related person transactions of which management becomes aware in the course of business development activities.

        The St. Jude Medical General Counsel is responsible for determining whether a particular transaction is a related person transaction. If so, the governance and nominating committee reviews the transaction to determine whether to approve or ratify the transaction and whether to impose any conditions on the approval or ratification.

        In determining whether to approve or ratify a particular transaction, the governance and nominating committee will take into account any factors that it deems relevant, which may include, among other things:

  •
  the material terms of the transaction;

  •
  the expected and potential impact of the transaction on St. Jude Medical's results of operations, financial position and cash flows;

  •
  whether the terms of the transaction are no less favorable to St. Jude Medical than if the other party did not have an affiliation with a related person;

  •
  the availability of, and terms to obtain, other sources of comparable products or services, where applicable; and

  •
  the identity of the related person and the impact of the transaction on the related person's independence due to the expected and potential financial interest of the related person in the transaction.

        Under the Policy, related persons are required to refrain from directly or indirectly participating in the negotiation of any transactions that may reasonably be expected to be related person transactions, or managing any existing related person transactions. In addition, no director of St. Jude Medical may engage in the approval under the Policy of a related person transaction in which he or she, or a member of his or her immediate family, has a material interest, except to the extent of providing to the governance and nominating committee all material information requested concerning the related person transaction.

        For information regarding interests of directors and executive officers in the mergers, see the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers."

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act, requires St. Jude Medical's directors and executive officers to file initial reports of ownership and reports of changes in ownership of St. Jude Medical's securities with the SEC. Based on a review of the Section 16(a) reports filed by St. Jude Medical's directors and executive officers in 2015 and on written representations by the directors and executive officers, St. Jude Medical believes that all Section 16(a) filing requirements applicable to St. Jude Medical's directors and executive officers during 2015 were satisfied, except that one Form 5 relating to one transaction involving indirectly owned shares was filed late on behalf of Jason Zellers.

PROPOSAL 3: PROPOSAL TO ELECT DIRECTORS

        St. Jude Medical's articles of incorporation and bylaws provide that the board of directors be divided into three classes of directors as nearly equal in number as possible. The members of each class are elected to serve three-year terms with the terms of office for each class expiring at successive annual meetings.

        At this year's annual meeting, the terms of Stuart M. Essig, Barbara B. Hill and Michael A. Rocca will expire. Mr. Essig, Ms. Hill and Mr. Rocca have been nominated for re-election to the board for a three-year term ending in 2019. If elected, they will continue in office until their successors have been duly elected and qualified, or until the earlier of their death, resignation or retirement. The St. Jude Medical board expects each of the nominees to be able to serve if elected.

        The principal occupation and other information about each of the director nominees and each director whose term of office will continue after the annual meeting are provided below.

        The board of directors recommends a vote "FOR" the election of Mr. Essig, Ms. Hill and Mr. Rocca as directors. Proxies will be voted "FOR" the election of the nominees unless otherwise specified.

Nominees for Terms Expiring in 2019

Stuart M. Essig, director of St. Jude Medical since March 1999. Chairman of the board of directors of Integra LifeSciences Holdings Corporation, a manufacturer of medical devices and implants, since January 2012. Director on the Integra board of directors since December 1997. Chief executive officer of Integra from December 1997 to January 2012. Currently a managing partner of Prettybrook Partners since January 2012, a venture partner at Wellington Partners Advisory AG (a venture capital firm) since March 2013, a senior advisor to TowerBrook Capital Partners (an investment management firm) since January 2012 and Water Street Healthcare Partners (an investment management firm) since July 2015. Director of Owens & Minor, Inc. since October 2013 and SeaSpine Holdings Corporation since July 2015. Age: 54

Barbara B. Hill, director of St. Jude Medical since December 2007. Operating partner of NexPhase Capital, a private equity firm, since March 2011. President, chief executive officer and director of ValueOptions, Inc., a managed behavioral health company, and FHC Health Systems, Inc., its parent company, from March 2006 to September 2010. Chairman and chief executive officer of Woodhaven Health Services, an institutional pharmacy company, from August 2004 to March 2006. President and director of Express Scripts, Inc., a pharmacy benefits management company, from April 2002 to October 2003. Director of Omega Healthcare Investors, Inc. since April 2013 and Integra LifeSciences Holdings Corporation since May 2013. Age: 64

Michael A. Rocca, director of St. Jude Medical since March 2004. Retired in 2000 from Mallinckrodt, Inc., a pharmaceutical and medical device manufacturer, where he was Senior Vice President and Chief Financial Officer from 1994 to 2000. Director of Hyatt Hotels Corporation since March 2008. Director of Lawson Software, Inc. from February 2003 to July 2011. Age: 71

Directors Whose Terms Expire in 2017

Richard R. Devenuti, director of St. Jude Medical since October 2001. President, Information Intelligence Group, a Division of EMC Corporation, a developer and provider of information infrastructure technology and solutions, from October 2010 to March 2015. Senior Vice President and Chief Operating Officer of the Information Intelligence Group from July 2008 to October 2010. Senior Vice President of Worldwide Services and IT of Microsoft Corporation, a software company, from December 2003 until January 2007. From March 1999 to December 2003, Vice President and Chief Information Officer of Microsoft Corporation. Director of Convergys Corporation since August 2009. Age: 58

Stefan K. Widensohler, director of St. Jude Medical since July 2013. Previously served as a director of St. Jude Medical from 2001 to 2010. Since 1992, President and chief executive officer of KRAUTH Medical Group, which before 2012 was a European distributor of medical and surgical devices and services, and that now invests in healthcare start-up companies. Executive Vice President, Global Sales and Marketing of Invatec SpA, an Italian medical device company specializing in cardiology and peripheral vascular products, from 1996 to 2010 and Vice President, Global Sales after its acquisition by Medtronic, Inc. from 2010 to 2012. Director of LDR Holdings Corporation, a global medical device company, since May 2006. Age: 56

Wendy L. Yarno, director of St. Jude Medical since February 2002. Chief Marketing Officer of HemoShear LLC, a biotechnology research company, from September 2010 to February 2012. From 2006 to 2008, Chief Marketing Officer for Merck & Co., Inc., a pharmaceutical company. From 2005 to 2006, General Manager, Business Unit, Merck & Co., Inc. From 2002 to 2005, Executive VP, Worldwide Human Health, Merck & Co., Inc. Director of Medivation, Inc., since April 2013, Aratana Therapeutics, Inc., since October 2013 and Durata Therapeutics, Inc. from August 2014 to October 2014. Age: 61

Directors Whose Terms Expire in 2018

John W. Brown, director of St. Jude Medical since August 2005. Chairman of the board of Stryker Corporation, an orthopedic device company, from 1997 through December 2009. Chief executive officer of Stryker Corporation from 1977 through 2004. Chairman emeritus of Stryker Corporation. Age: 81

David C. Dvorak, director of St. Jude Medical since August 2015. President and chief executive officer and member of the board of directors of Zimmer Biomet Holdings, Inc., a medical device company, since May 2007. Group President, Global Businesses and Chief Legal Officer of Zimmer from December 2005 through May 2007. Executive Vice President, Corporate Services, Chief Counsel and Secretary, as well as Chief Compliance Officer, of Zimmer from October 2003 through December 2005. Member of the board of directors (and past chairman, 2012-2014) of AdvaMed. Age: 52

Michael T. Rousseau, director of St. Jude Medical since January 2016. President and chief executive officer of St. Jude Medical since January 2016. Chief Operating Officer of St. Jude Medical from January 2014 through December 2015. Group President of St. Jude Medical from January 2008 through December 2013. President, U.S. Division of St. Jude Medical from July 2001 through December 2007. Age: 60

Daniel J. Starks, director of St. Jude Medical since April 1996. Executive chairman of St. Jude Medical since January 2016. Chairman, President and chief executive officer of St. Jude Medical from May 2004 through December 2015. President and Chief Operating Officer of St. Jude Medical from January 2001 to May 2004. From April 1998 to January 2001, President and chief executive officer of the Cardiac Rhythm Management Division of St. Jude Medical. Previously, chief executive officer and President, Daig Corporation. Age: 61

SHAREHOLDERS' MEETING MATERIALS—EXECUTIVE COMPENSATION

Compensation Committee Report

        The St. Jude Medical compensation committee has reviewed and discussed with St. Jude Medical's management the following Compensation Discussion and Analysis. Based on this review and discussion, the compensation committee has recommended to the St. Jude Medical board of directors that the Compensation Discussion and Analysis be included in this proxy statement/prospectus and St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended January 2, 2016.

  Stuart M. Essig, chairman
  Barbara B. Hill
  Wendy L. Yarno

Compensation Discussion and Analysis

  Executive Summary

        This Compensation Discussion and Analysis describes the material elements of compensation awarded to each of the following executive officers, who are referred to as the named executive officers, for fiscal 2015:

• Daniel J. Starks	Chairman, president and chief executive officer in 2015 and executive chairman in 2016
• Michael T. Rousseau	Chief operating officer in 2015 and president and chief executive officer in 2016
• Eric S. Fain	Group president
• Denis M. Gestin	President, International Division
• Donald J. Zurbay	Vice president, Finance and chief financial officer

  Compensation Philosophy and Principles

        The compensation committee is responsible for establishing and administering compensation programs for St. Jude Medical's executive officers. To achieve St. Jude Medical's business objectives, the compensation committee seeks to ensure that St. Jude Medical's executive compensation programs reinforce St. Jude Medical's business strategy and align executives' interests with those of St. Jude Medical's shareholders. The goals of St. Jude Medical's compensation programs are to attract, retain and motivate talented executives to enable St. Jude Medical to be successful in a highly competitive industry and to enhance shareholder value. The following principles were used in the design of the programs:

  •
  A substantial part of an executive officer's compensation should be incentive-based, tied to Company performance;

  •
  Compensation should reflect individual job responsibilities, qualifications and performance; and

  •
  Executive officers and employees should be encouraged to own St. Jude Medical stock.

        In line with St. Jude Medical's pay for performance philosophy, the total compensation received by the named executive officers will be dependent on corporate and/or division level performance measured over the short and long term. As an executive's level of responsibility within St. Jude Medical's organization increases, so does the percentage of total compensation that is linked to performance. St. Jude Medical's named executive officers' total compensation is comprised of a mix of base salary, annual incentive compensation and equity awards consisting of stock options and restricted stock units. St. Jude Medical's named executive officer compensation program is weighted toward equity awards, and such officers are required to meet St. Jude Medical's stock ownership guidelines. Changes in Company stock price have a direct effect on the amount of compensation executive officers realize and the value of St. Jude Medical stock they own. If shareholder value declines, so does the compensation realized by St. Jude Medical's executive officers.

        The St. Jude Medical board of directors and compensation committee seek to ensure the long-term growth of St. Jude Medical while at the same time delivering short-term results. St. Jude Medical's executive compensation program for the named executive officers supports these initiatives by way of an annual cash incentive plan based solely on Company-wide and division financial objectives; stock options, which have value only through future appreciation in stock price; and restricted stock units, which foster retention and provide an alignment with shareholder value creation.

        The St. Jude Medical compensation committee and board believe that the skill and motivation of St. Jude Medical's employees, and especially St. Jude Medical's executive leaders, are essential to St. Jude Medical's performance and creation of shareholder value. St. Jude Medical operates in a fast-paced, ever-evolving industry in which there is a high level of competition for market share and talent. In order to attract and retain the necessary talent, the St. Jude Medical compensation committee and board manage total direct compensation—base salary, annual cash incentive target and long-term incentive awards—with reference generally to the external market and other relevant factors (as determined through the process described beginning on page 136). The St. Jude Medical compensation committee and board believe St. Jude Medical's compensation program motivates performance that differentiates St. Jude Medical from its competitors and does not encourage excessive risk-taking, as discussed further under "Compensation Risk Analysis" below. St. Jude Medical will continue to provide a compensation program that the St. Jude Medical compensation committee and board believe is effective, serves shareholder interests and is worthy of shareholder support.

  2015 Say on Pay Results

        At St. Jude Medical's 2015 annual meeting, St. Jude Medical's shareholders had the opportunity to cast a non-binding advisory vote on the compensation of the named executive officers. Approximately 95% of the shares voted at the meeting approved the named executive officers' compensation. The compensation committee welcomed this feedback and, while shareholders overwhelmingly supported the compensation programs for St. Jude Medical's named executive officers, the compensation committee continuously evaluates and implements changes to improve its compensation practices as described below. The St. Jude Medical compensation committee and board intend to continue its practice of linking St. Jude Medical's performance with executive compensation decisions.

  Continuous Improvement

        St. Jude Medical continues to assess its executive compensation programs and practices and periodically makes changes based on competitive market and governance considerations. Recent changes include:

  •
  In December 2014, the compensation committee recommended and the board adopted modifications to St. Jude Medical's stock incentive plans to (i) expressly prohibit the cash buyout of "underwater" stock options and (ii) establish a minimum three-year vesting period for stock options, stock appreciation rights, restricted stock and restricted stock units (other than in the case of performance-based awards, which may not vest over a period of less than one year). The St. Jude Medical, Inc. 2016 Stock Incentive Plan that shareholders are being asked to approve at the shareholders' meeting contains these same provisions.

  •
  In December 2014, the compensation committee recommended and the board adopted an anti-pledging policy prohibiting directors and executive officers from holding St. Jude Medical securities in a margin account or otherwise pledging St. Jude Medical securities as collateral for a loan. The anti-pledging policy applies on a prospective basis from the time of its adoption and exempts shares of St. Jude Medical stock pledged prior to its adoption, which includes the shares pledged by Mr. Starks, as detailed in footnote (1) of the table entitled "Share Ownership of Management and Directors and Certain Beneficial Owners."

  •
  Beginning in December 2012, St. Jude Medical modified its equity award agreements so that they now contain (i) a "double trigger" change in control provision such that vesting is accelerated if the executive officer is involuntarily terminated, other than for cause, or leaves for good reason following a change in control and (ii) a provision that requires the executive officer to return or repay certain amounts under the equity award agreement if they breach the non-competition or non-solicitation provisions of the agreement.

  •
  Effective beginning in 2012, St. Jude Medical implemented a compensation recoupment or "clawback" policy that requires the repayment of annual incentive awards in certain circumstances.

  •
  In December 2011, the compensation committee adopted an anti-hedging policy prohibiting all directors and executive officers from engaging in the purchase or sale of financial instruments based on St. Jude Medical's securities that are designed to hedge or offset any decrease in the market value of St. Jude Medical's securities.

  Fiscal 2015 Performance

        2015 reflected positive momentum in several key areas of focus for St. Jude Medical, with strong performance in St. Jude Medical's atrial fibrillation and neuromodulation product categories in particular. With the acquisition of Thoratec Corporation in October 2015, the largest and one of the most strategic acquisitions in St. Jude Medical's history, St. Jude Medical continued to build on its key growth strategy of surrounding heart failure with therapies enabling patient care from early symptoms to advanced stages.

        Atrial fibrillation product sales increased five percent (13 percent on a constant currency basis) in 2015, driven by continued adoption of St. Jude Medical's FlexAbility™ and TactiCath™ ablation catheters.1 Due to the successful launch of these products in 2015, St. Jude Medical gained market share in the U.S. ablation catheter market and also experienced an increase in sales of St. Jude Medical's other atrial fibrillation products.

        Neuromodulation experienced nine percent sales growth (14 percent on a constant currency basis) in 2015, driven by St. Jude Medical's Burst technology offering in Europe as well as the Protégé™ Spinal Cord Stimulation System with upgradeable features in the U.S.2 St. Jude Medical has transformed its neuromodulation business and is now positioned to establish St. Jude Medical as a global technology leader in this growing market, with one of the most comprehensive product portfolios on the market that has the ability to treat chronic pain patients throughout the care continuum.

        Cardiovascular product sales decreased three percent in 2015 (an increase of six percent on a constant currency basis).3 The successful launch of all sizes of the Portico™ Transcatheter Aortic Valve Implantation System in Europe as well as strong contributions from the AMPLATZER™ Amulet™ Left Atrial Appendage Occluder in Europe and St. Jude Medical's Optical Coherence Tomography product portfolio, contributed to Cardiovascular sales performance.

1
A reconciliation of 2015 sales and constant currency sales growth and adjusted earnings per share is included in Annex G, Reconciliation of Non-GAAP Financial Measures.

2
A reconciliation of 2015 sales and constant currency sales growth and adjusted earnings per share is included in Annex G, Reconciliation of Non-GAAP Financial Measures.

3
A reconciliation of 2015 sales and constant currency sales growth and adjusted earnings per share is included in Annex G, Reconciliation of Non-GAAP Financial Measures.

        St. Jude Medical's Cardiac Rhythm Management business experienced challenges in 2015, with sales decreasing ten percent (three percent on a constant currency basis).4 Global results were impacted negatively by lower sales in the U.S., principally due to St. Jude Medical's product gap in the MRI conditional category of products, though this decline was partially offset by solid results in countries where MRI conditional products are offered and continued adoption of St. Jude Medical's MultiPoint Pacing™ technology in Europe.

        Finally, with the acquisition of Thoratec, St. Jude Medical augmented its heart failure strategy with the market leading portfolio of mechanical circulatory support devices capable of treating the full range of clinical needs for patients suffering from advanced heart failure. Coupled with St. Jude Medical's cardiac re-synchronization therapy products and unique CardioMEMS™ technology, the only FDA-approved remote hemodynamic monitoring device on the market, St. Jude Medical is now positioned to be the global leader in device-based heart failure management.

        For the full year 2015 net sales were $5.541 billion, compared with $5.622 billion in 2014. Earnings per share were $3.07 in 2015 compared with $3.46 in 2014, while adjusted earnings per share were $3.94 in 2015 compared with $4.17 in 2014.5 Foreign currency translations had a significant negative effect on St. Jude Medical's 2015 results, representing an estimated impact of $413 million on net sales and $0.68 on adjusted earnings per share. Adjusting for this negative foreign currency impact, 2015 net sales increased six percent and adjusted earnings per share increased eleven percent over the prior year. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in St. Jude Medical's Annual Report on Form 10-K for a more detailed description of St. Jude Medical's fiscal year 2015 financial results.

  Fiscal 2015 Pay Implications

        St. Jude Medical's fiscal year 2015 corporate performance was a key factor in the compensation decisions and outcomes for the fiscal year. In December 2014, the St. Jude Medical board of directors approved an operating plan that reflected St. Jude Medical's expectations for company performance and included goals for company-wide sales, adjusted earnings per share and division sales and adjusted operating earnings achievement. These goals served as targets for St. Jude Medical's Management Incentive Compensation Plan, which we refer to as the MICP. The compensation committee determined that these goals provided appropriate incentives for continued execution of St. Jude Medical's growth and performance strategy. In 2015, overall St. Jude Medical sales and adjusted earnings per share were slightly below targeted levels identified in the MICP.

        Sales and adjusted earnings per share performance for 2015 equaled 97% of the MICP target. Division sales performance ranged from 96% to 97% of the MICP target and adjusted division operating profit performance ranged from 92% to 96% of the MICP target. The payouts associated with these levels of performance are determined by a scale on which 100% achievement of a performance target results in a payment at 100% of target level bonus. To increase the incentive to achieve or over-achieve target, performance below target results in a payout that declines steeply from 100% payout at target to no payout for performance below 90% of target, while performance above target results in a scale that pays up to 200% of the individual's target-level bonus for performance at 120% of target. Fiscal 2015 performance resulted in MICP awards for St. Jude Medical's named executive officers that ranged from 96.85% to 97% of target-level bonuses. It is important to note that MICP awards are based solely on financial performance measures and do not allow for a financial performance shortfall to be offset by the overachievement of qualitative measures. Please see "—Fiscal

4
A reconciliation of 2015 sales and constant currency sales growth and adjusted earnings per share is included in Annex G, Reconciliation of Non-GAAP Financial Measures.

5
A reconciliation of 2015 sales and constant currency sales growth and adjusted earnings per share is included in Annex G, Reconciliation of Non-GAAP Financial Measures.

2015 Annual Incentive Awards" for more detailed annual incentive award information for St. Jude Medical's named executive officers.

        Long-term incentive awards make up a significant portion of each of the named executive officer's compensation. In December 2015, the named executive officers, other than Mr. Starks, received a combination of stock options and restricted stock units. Both award vehicles result in long-term incentive compensation being highly correlated to St. Jude Medical's stock price performance. Stock options only have value if the stock price appreciates, and the value of restricted stock units will rise and fall in direct correlation to St. Jude Medical's stock price. Mr. Starks did not receive a long-term incentive award in December 2015 in light of his imminent retirement from the position of President and chief executive officer and transition to the role of executive chairman in January 2016. Mr. Rousseau's long-term incentive award granted in December 2015 was made with consideration given to his assumption of the chief executive officer role in January 2016.

        St. Jude Medical's executives' base salaries were reviewed before the start of fiscal 2015. Based on the financial performance of St. Jude Medical and benchmark data available at the time, St. Jude Medical granted average salary increases of 4.2% to St. Jude Medical's named executive officers. Please see "—Fiscal 2015 Base Salaries" for more detailed base salary information for St. Jude Medical's named executive officers.

Use of Consultants and Other Advisors

        The compensation committee has retained Pay Governance to assist the compensation committee with its responsibilities related to St. Jude Medical's executive and board of director compensation programs. Pay Governance's responsibilities to the compensation committee included providing:

  •
  Competitive market data and advice related to the chief executive officer's compensation level and incentive program;

  •
  A review of St. Jude Medical compensation levels, performance and incentive program design (including performance objectives);

  •
  Information on executive compensation trends and implications for St. Jude Medical; and

  •
  Competitive market data and advice on outside director compensation.

        As part of St. Jude Medical's evaluation of Pay Governance, the compensation committee considered the following independence factors related to Pay Governance: (i) that no other services were provided to St. Jude Medical by Pay Governance in 2015, (ii) the fees paid by St. Jude Medical as a percentage of Pay Governance's total revenue, (iii) policies and procedures of Pay Governance that are designed to prevent conflicts of interest, (iv) any business or personal relationships between Pay Governance's advisor for St. Jude Medical and a member of the compensation committee, (v) any business or personal relationship of Pay Governance or its senior advisor for St. Jude Medical and a St. Jude Medical executive and (vi) any St. Jude Medical stock owned by the senior advisor of Pay Governance. The compensation committee discussed these considerations and concluded that the work performed by Pay Governance and its senior advisor involved in the engagement did not raise any conflict of interest and that both are independent under the compensation committee's charter and applicable SEC and NYSE listed company rules.

Overview of Components of Named Executive Officer Compensation Program

        The tabular and narrative disclosures below describe the objectives of each of the four major components of St. Jude Medical's named executive officer compensation program and explain how the amount of each component was determined by the compensation committee for 2015. For a discussion of the specific actions and awards for fiscal 2015 for each component, see "Overview of Fiscal 2015

Compensation," "Fiscal 2015 Base Salaries," "Fiscal 2015 Annual Incentive Awards," "Fiscal 2015 Long-Term Incentive Awards" and "Fiscal 2015 Other Benefits" below.

Component	Objective	How Determined
Base Salary	Competitive base salaries are necessary to attract and retain high caliber candidates and serve as the fixed component of St. Jude Medical's compensation.

•

Consideration given to the 25th to 75th percentiles of the market data with the 50th percentile serving as the primary reference point along with the factors listed under "Determination of Targeted Compensation Levels" below.

Annual Incentive Awards	Serves to focus executives on the delivery of annual performance results related to sales and profitability.

•

For target bonus award opportunity percentages: consideration given to the 25th to 75th percentiles of the market data with the 50th percentile serving as the primary reference point along with the factors listed under "Determination of Targeted Compensation Levels" below as well as trends and internal equity among positions within St. Jude Medical with similar responsibilities.

•

For establishing performance goals: consideration of prior year performance, current market conditions and peer company performance. Goals are established to promote growth and profitability that exceed the previous year's performance and are at or above the historical performance of key competitors. Existing market conditions are taken into account to ensure that goals have a reasonable probability of being achieved.

• For actual bonus payouts: achievement of predetermined performance measures established under St. Jude Medical's plan.
Long-Term Incentive Awards (Equity Awards)	Link executive compensation to long-term shareholder return and provide a retention feature as a result of awards vesting over time.

•

Consideration given to total direct compensation data ranging from the 25th to 75th percentile, with 50th percentile serving as the primary reference point.

•

For the purpose of determining award levels, the value of the stock is based on the fair market value on the date of grant.

Component	Objective	How Determined
Other Benefits	Ensure a competitive total compensation package by offering benefits provided at peer companies.

•

The health and retirement benefits provided to the named executive officers are the same as the benefits provided to all employees.

•

The Management Savings Plan is consistent with the deferred compensation plans offered by peer group companies and general industry companies. U.S. employees with income over $150,000 are eligible to participate in this program.

        Additional information regarding annual and long-term incentive awards follows.

        Annual Incentive Awards.    All annual incentive awards paid to the named executive officers are awarded and paid under the MICP and are based on the achievement of predetermined, objective performance goals as established under St. Jude Medical's annual operating plan. Each objective is assigned a relative weighting for each named executive officer.

        Under the MICP, target award opportunities, weightings and associated performance objectives must be determined and approved by the compensation committee or board of directors no later than 90 days after the beginning of the fiscal year. Typically, target award opportunities, weightings and associated performance objectives for a particular fiscal year are approved in the December preceding the start of that fiscal year. At that time, the compensation committee may identify items that will be excluded from the calculation of incentive payments, such as the impact of foreign exchange rates, transaction costs and accretive or dilutive effect of merger and acquisition activity and other specified items.

        Upon completion of each fiscal year, the compensation committee determines and certifies in writing the payout levels associated with Company-wide and division performance results, and incentive awards are typically paid in February. The compensation committee has no discretion under the MICP to increase any executive's incentive payout that would be due upon the attainment of performance objectives, or otherwise modify performance objectives associated with the performance period. However, the compensation committee may, in its discretion, reduce or eliminate individual incentive payouts for a performance period. The compensation committee did not exercise this discretion related to MICP awards for 2015.

        The compensation committee has adopted a policy regarding the recovery of performance-based compensation payable under St. Jude Medical's MICP from executive officers under certain circumstances. The "claw-back" policy provides that executive officers will be required to reimburse St. Jude Medical for any annual MICP payment subject to the policy received in the three-year period preceding the date on which St. Jude Medical is required to prepare an accounting restatement that was due to material noncompliance under any financial reporting requirements. The amount of reimbursement will be the excess, if any, of the amount actually paid to an executive officer over the amount that should have been paid based upon the restated results.

        Long-Term Incentive Awards.    In 2015, long-term incentive compensation was provided to the named executive officers, other than Mr. Starks, through awards granted under St. Jude Medical's shareholder-approved 2007 Stock Incentive Plan. Mr. Starks did not receive a long-term incentive award in 2015 in light of his imminent retirement from the position of President and chief executive officer and transition to the role of executive chairman in 2016.

        The compensation committee annually reviews the potential dilutive effect of equity award programs from both a share and economic basis as compared to the primary peer group companies. In its 2015 review, St. Jude Medical found that it was aligned with mid-market levels across these measures.

        The named executive officers receive annual equity awards in the form of stock options (approximately 67% of total named executive officer long-term incentive value) and restricted stock units (approximately 33% of total named executive officer long-term incentive value). St. Jude Medical believes this mix of stock options and restricted stock units is appropriate and consistent with its objective of directly aligning management compensation with the delivery of shareholder value, while at the same time balancing the amount of compensation that may be perceived as encouraging risk-taking behavior and providing a strong retention component. Stock options have value only to the extent that the price of St. Jude Medical's stock on the date of exercise exceeds the exercise price, which is equal to the closing market price for St. Jude Medical shares on the date of grant, and the value of restricted stock units is directly correlated to the price for St. Jude Medical shares. To encourage a longer-term perspective and retain St. Jude Medical's employees, restricted stock units generally vest 25% per year over a four-year period and any unvested awards are forfeited at the time of termination. Similarly, stock options cannot be exercised immediately, and generally become exercisable over a four-year period. Neither restricted stock units nor stock options provide holders with any of the rights of a shareholder until shares are issued on exercise or vesting. Equity awards are generally made in December of each year on a date coinciding with a regularly scheduled board of directors meeting.

        In certain cases, equity awards may be granted to new hires upon commencement of employment with St. Jude Medical or to existing employees upon promotion to a higher-level position or significant overachievement of a business goal. In those cases the grant date is determined to be the fifth day of the month following the later of the month of commencement of employment or written approval of the grant. If the fifth day of the month is within seven days before an earnings release, the grant date is the third business day following the earnings release. In fiscal 2015, no such grants were made to any named executive officer.

Determination of Targeted Compensation Levels

        In December of each year, the compensation committee establishes base salaries, annual incentive targets and long-term incentive awards. The annual incentive targets and base salaries are effective for the next fiscal year and the long-term incentive awards are effective the day they are approved but are intended to be compensation for the next year and beyond.

        Since May 2013, St. Jude Medical has established target levels of pay for total direct compensation—base salaries, annual incentive targets and long-term incentive awards—between the 25th and 75th percentile of market data, using the 50th percentile of market data as the primary reference point. In establishing total direct compensation, additional consideration was given to the following factors listed below:

  •
  Actual executive role as compared to the most similar external comparator descriptions;

  •
  Individual executive's experience and past performance;

  •
  Ability of the position to impact key business initiatives;

  •
  St. Jude Medical's assessment of the risk of losing the executive to competitors;

  •
  Internal equity and consistency;

  •
  Advancement potential; and

  •
  Succession planning considerations.

        No pre-assigned weighting is given to these factors. The compensation committee determined the amount of long-term incentive awards granted to the named executive officers in December 2015, which is reported in the Summary Compensation Table as 2015 compensation, using the 50th percentile of market data as the primary reference point.

        The compensation committee considers "standard performers" to be those executives whose areas of responsibility consistently meet or exceed annual performance targets and who provide leadership that is consistent with St. Jude Medical's core values and is aligned with St. Jude Medical's overall long-term growth strategy. Executives who are considered to be standard performers and for whom there is substantially similar external market comparator data typically have their total direct compensation targeted to the 50th percentile of the market data. Because the compensation committee also believe that St. Jude Medical's compensation program needs to have the flexibility to deal with a variety of circumstances (e.g., retaining high performers, developing new executives, accommodating year-over-year anomalies in market data, and also managing poor performance), total direct compensation may generally be managed between the 25th and 75th percentile of the market data for certain executives, as described below.

        If an executive's position has greater responsibility than the external market comparator, the executive's performance consistently exceeds objectives, the executive possesses a skill set that is critical to a key business objective or the executive is in line for a key leadership position, the executive's total direct compensation may be targeted above the 50th percentile of the external market. The compensation committee believes this is in the best interest of St. Jude Medical in light of the costs associated with replacing key executives and the potential impact to key business initiatives. If an executive has not fully met performance objectives, has duties and responsibilities which are less than those of the closest external comparator, or is new to his or her position and has not had the opportunity to demonstrate a consistent level of performance, the executive's total direct compensation may be targeted below the 50th percentile.

        The compensation committee makes recommendations to the board of directors regarding the compensation to be paid to the chief executive officer of St. Jude Medical. When making such recommendations, the compensation committee considered the results of the review by the board of the chief executive officer's performance against specific objectives established at the beginning of each year. The results of this assessment were taken into account in determining how compensation levels should be aligned with the primary market reference point. The 50th percentile of peer group data was the primary reference point used in establishing the chief executive officer's 2015 base salary and bonus target. The chief executive officer attends compensation committee meetings but is not present for the discussions when his own compensation is determined. As noted above, the compensation committee did not recommend a long-term incentive award for Mr. Starks in connection with the December 2015 equity grant cycle in light of his imminent retirement from the position of President and chief executive officer and transition to the role of executive chairman in January 2016. Similarly, Mr. Rousseau's long-term incentive award was made with consideration given to his assuming the role of chief executive officer in January 2016.

        The compensation committee determines, and reports to the board of directors, the compensation to be paid to named executive officers other than the chief executive officer. When evaluating the compensation levels of the other named executive officers, the compensation committee considers recommendations of the chief executive officer. These recommendations are presented to the compensation committee each year along with a written assessment for each executive officer addressing performance against the past year's financial objectives and overall leadership effectiveness.

        In determining compensation levels for the named executive officers, the compensation committee also reviews current and historical compensation levels (targeted and actually paid) for each executive, including the current value of any outstanding equity awards. While historical compensation levels are considered when establishing future compensation targets, the primary objective is to establish market-competitive programs that are highly aligned with future St. Jude Medical performance goals and shareholder value creation. This results in executive compensation being highly correlated to annual financial performance and long-term stock price performance. Excluding Mr. Starks who did not receive any long-term incentive awards for 2015 in light of his imminent retirement as President and chief executive officer, on average, 85% of targeted total compensation (base salary, annual incentive and long-term incentive) for the named executive officers in fiscal 2015 was tied to Company-wide and/or division performance and at-risk insofar as annual incentive awards and the value of stock awards may be reduced or eliminated depending on Company-wide and division performance.

Fiscal 2015 Market Data

        The compensation committee evaluates the compensation paid to the named executive officers in relation to the programs offered by a primary peer group of other medical product and healthcare companies. If the data sample is not large enough, data from an expanded peer group and/or other data sources may be used. Companies are selected based on similarities of business characteristics and overall company size. Organizational size is measured using revenue and market capitalization, and the primary peer group is developed so that the median annual revenue and market capitalization of the companies within the primary peer group approximates the annual revenue and market capitalization of St. Jude Medical. The primary and expanded peer groups are reviewed by the compensation committee each year. If necessary, changes may be made to the peer group in order to achieve the objectives stated above or as a result of merger and acquisition activity that may have impacted peer companies.

        The following table represents the primary and expanded peer groups used for making decisions related to 2015 base salaries and annual incentive targets and December 2015 long-term incentive awards.

Company	Peer Group
Medtronic, plc	Primary
Baxter International, Inc.	Primary
Thermo-Fisher Scientific, Inc.	Primary
Stryker Corporation	Primary
Boston Scientific Corporation	Primary
Becton Dickenson and Company	Primary
Zimmer Biomet Holdings, Inc.	Primary
Hospira, Inc.	Primary
Covidien, plc*	Primary
Varian Medical Systems, Inc.	Primary
CR Bard, Inc.	Primary
Edwards Lifesciences Corporation	Primary
Forest Laboratories, Inc.*	Expanded
Gilead Sciences, Inc.	Expanded
Agilent Technologies, Inc.	Primary
Allergan, plc*	Primary
Biogen, Inc.	Expanded
Bio-Rad Laboratories, Inc.	Expanded
PerkinElmer, Inc.	Expanded
CareFusion Corporation*	Primary
DENTSPLY International, Inc.	Expanded
Intuitive Surgical, Inc.	Expanded
Actavis plc	Expanded

*
Allergan, plc, CareFusion Corporation, Covidien, plc and Forest Laboratories, Inc. data were not used in connection with December 2015 long-term incentive awards due to their acquisition by other companies.

        When a relevant data sample is available from the primary peer group it is used to determine market compensation levels for the named executive officers. If a relevant sample is not available from the primary peer group, the data is supplemented with data from an expanded peer group or salary survey data. The primary peer group data was used for each named executive officer for each component of St. Jude Medical's compensation program in 2015, except that expanded peer group data was also used in setting the base salary and annual incentive target for Mr. Fain.

Overview of Fiscal 2015 Compensation

        Pay Mix.    The chart below illustrates the mix of base salaries, target annual incentive awards and long-term incentive awards for St. Jude Medical's named executive officers as a group, other than Mr. Starks, in fiscal 2015. Mr. Starks is excluded from the chart as he did not receive a long-term incentive award in connection with St. Jude Medical's December 2015 equity grant cycle in light of his imminent retirement from the position of President and chief executive officer and transition to the role of executive chairman in January 2016.

        As reflected in the above chart, for fiscal 2015, on average approximately 85% of the total compensation awarded to the named executive officers, other than Mr. Starks, was in the form of annual incentive or equity compensation and therefore linked to Company performance.

Fiscal 2015 Base Salaries

        The amount of annualized base salary and year-over-year increase for each of St. Jude Medical's named executive officers for fiscal year 2015 is set forth in the following table.

	Base Salary
Name	Fiscal Year 2014(1) ($)	Fiscal Year 2015(1) ($)	Percent Increase in Fiscal Year 2015 (%)
Daniel J. Starks	1,076,865	1,110,000	3.1
Michael T. Rousseau	775,000	800,000	3.2
Eric S. Fain	700,000	721,000	3.0
Denis M. Gestin	619,356	637,942	3.0	(2)
Donald J. Zurbay	460,000	500,000	8.7	(3)

(1)
Fiscal years reflect the annualized base salary rate.

(2)
The percentage increase in fiscal year 2015 base salary for Mr. Gestin has been calculated using his base salary as expressed in Euros (not U.S. Dollars). Mr. Gestin's base salary for 2015 and 2014 was Euro 583,500 and Euro 566,500, respectively, representing an increase of 3.0%. The base salary amounts were converted to U.S. Dollars using the exchange rate of $1.00 to 0.91466 Euro, the exchange rate in effect on the last business day of fiscal year 2015.

(3)
Mr. Zurbay's increase was based on the compensation committee's desire to better align his salary with the external market.

        In determining 2015 base salary rates, consideration was given to each of the factors listed under "Determination of Targeted Compensation Levels" and the market data described under "Fiscal 2015 Market Data."

Fiscal 2015 Annual Incentive Awards

        For 2015, targeted annual incentive opportunities for St. Jude Medical's named executive officers under the MICP ranged from 75% to 135% of base salary. The actual incentive payout for each performance objective could range from 0% to 200% of target depending upon the extent to which the performance objective was achieved. Incentive payments are not made if actual performance is less than 90% of targeted levels.

        For fiscal 2015, annual incentive payments made to the named executive officers under the MICP were based on St. Jude Medical's level of achievement of company-wide annual sales revenue and earnings per share objectives, as well as division profitability and sales objectives for Mr. Gestin, as established under St. Jude Medical's annual operating plan. When calculating fiscal year 2015 earnings per share for determining achievement of performance measures under the MICP, the accretive impact of St. Jude Medical's repurchase of approximately 7.5 million shares during such year was included.

        Historically, company-wide performance objectives for the MICP have been set so they require meaningful growth over the previous year's revenue and profitability results. For example, in December 2014, the board approved St. Jude Medical's 2015 operating plan and St. Jude Medical-wide revenue and earnings per share targets of $5.823 billion and $4.13 (excluding the impact of certain charges, acquisitions and foreign currency translation), respectively, which were included within the operating plan. When the board approved the operating plan, the 2015 revenue and earnings per share targets reflected increases of approximately 6% (on a constant-currency basis) and 4%, respectively, over the revenue and adjusted earnings per share that the board expected, at that time, to achieve for the full year 2014.

        These considerations result in company-wide goals that are consistent in their difficulty to achieve and probability for success. Performance objectives are set at a level that the St. Jude Medical compensation committee and board believe is aggressive enough to inspire top performance but reasonable enough to be realistically achievable. Goals are established to challenge executives to maximize year-over-year growth in sales and profitability but are at the same time intended to be reasonable in that they can be achieved by the efficient execution of operating plans. Additional goals are dependent solely on the financial performance of St. Jude Medical and its divisions and do not include subjective individual performance goals.

        Information regarding the weightings of the performance measures and the potential and actual payouts of the fiscal 2015 annual incentive awards pursuant to the MICP is set forth below.

 Fiscal 2015 Annual Incentive Award Payouts

	Performance Measures		Potential Payout		Actual Payout
Name	Measure	Weighting	Target Payout as a % of Eligible Earnings	Target Payout Level	% of Target	Payout Amount	% of Eligible Earnings
Daniel J. Starks	EPS	75%	101.25%	$1,123,875	97.00%	$1,090,159	98.21%
	Company Sales	25%	33.75%	$374,625	97.00%	$363,386	32.74%

		100%	135.00%	$1,498,500	97.00%	$1,453,545	130.95%
Michael T. Rousseau	EPS	75%	75.00%	$600,000	97.00%	$582,000	72.75%
	Company Sales	25%	25.00%	$200,000	97.00%	$194,000	24.25%

		100%	100.00%	$800,000	97.00%	$776,000	97.00%
Eric S. Fain	EPS	75%	60.00%	$432,600	97.00%	$419,622	58.20%
	Company Sales	25%	20.00%	$144,200	97.00%	$139,874	19.40%

		100%	80.00%	$576,800	97.00%	$559,496	77.60%
Denis M. Gestin*	EPS	35%	26.25%	$167,460	97.00%	$162,436	25.46%
	Division Sales	50%	37.50%	$239,228	97.00%	$232,051	36.37%
	Division Operating Profit	15%	11.25%	$71,768	96.00%	$68,898	10.80%

		100%	75.00%	$478,456	96.85%	$463,385	72.64%
Donald J. Zurbay	EPS	75%	60.00%	$300,000	97.00%	$291,000	58.20%
	Company Sales	25%	20.00%	$100,000	97.00%	$97,000	19.40%

		100%	80.00%	$400,000	97.00%	$388,000	77.60%

*
Mr. Gestin is paid in Euros, but for the purpose of this proxy statement, all amounts have been converted to U.S. Dollars using the exchange rate of $1.00 to 0.91466 Euro, the exchange rate in effect on the last business day of fiscal year 2015.

Fiscal 2015 Long-Term Incentive Awards

        The equity awards granted to the named executive officers during fiscal 2015 were determined as described under "Determination of Targeted Compensation Levels" above. Grant value recommendations are made to the compensation committee in advance of the date they are actually approved. The number of shares required to deliver the recommended value is determined using the fair value of St. Jude Medical's stock on the date of grant. The number of shares subject to each option award granted to the named executive officers during fiscal year 2015, as well as the grant date fair values of these awards, is shown in the Grants of Plan-Based Awards for Fiscal 2015 table on page 148.

Fiscal 2015 Other Benefits

        The table below provides information regarding other benefits provided to the named executive officers.

Other Benefits	Description
Health and Welfare Benefits

•

Health Benefits: Healthcare, dental, vision and disability benefits that are available to all exempt employees.

•

Life Insurance: Life insurance with a death benefit equal to twice the employee's annual salary, commission and bonus, up to a maximum death benefit of $1,250,000, which is available to each salaried employee with a salary, commission and bonus exceeding $150,000. As of December 31, 2006, Mr. Starks declined coverage under this program and therefore does not receive a life insurance benefit from St. Jude Medical.

•

Physical Examination: Reimbursement for one physical examination every 12 months up to a maximum of $1,600 per exam.

Retirement Benefits

•

401(k) Plan: Company matches 100% of the first 3% of compensation contributed by employees.

•

Management Savings Plan: Plan provides matching payments for each employee whose annual salary, commission and bonus exceed the IRS qualified plan limit.

•

Employee Stock Purchase Plan: Allows employees to purchase stock at a discount to the market price.

        The other benefits described above, including the 401(k) plan, the Management Savings Plan and Employee Stock Purchase Plan, do not factor into decisions related to other elements of compensation for the named executive officers other than to support St. Jude Medical's overall strategy to attract and retain executive talent.

        Because Mr. Gestin is not based in the United States, in 2015 he was not eligible to participate in the benefit programs discussed above other than the Employee Stock Purchase Plan, but rather participated in health, welfare and retirement programs provided to all employees at St. Jude Medical's Brussels, Belgium location. These benefits include disability insurance, hospitalization insurance and life insurance equal to two times of the employee's annual base salary plus an additional 50% of such employee's annual base salary per each dependent child. Additionally, Belgian employees participate in a retirement plan that for 2015 provided a contribution equal to 3% of the social security ceiling plus 11% of the difference between the social security ceiling and the employee's base salary. Consistent with European practice, Mr. Gestin was provided an automobile by St. Jude Medical in 2015. St. Jude Medical believes these programs are necessary in order to compete for talent and that it is appropriate to provide Mr. Gestin benefits consistent with normal practice in his country of residence.

Change in Control Severance Agreements

        St. Jude Medical has entered into change in control severance agreements, which are referred to as CIC severance agreements with each of the named executive officers. Each CIC Severance Agreement provides a benefit to the named executive officer in the event that he is involuntarily terminated, other than for cause, following a change in control. A benefit is also provided if the named executive officer terminates his employment for good reason in the three years following a change in control. St. Jude Medical has selected this "double trigger" approach because it protects the named executive officer from the possibility of a termination of his employment following a change in control while at the same time providing for payment only if such a termination of employment actually occurs. The CIC severance agreements apply solely to change in control related terminations. The named executive officers are not provided any benefit under the CIC severance agreements in the event of termination not related to a change in control.

        In the event of a qualifying termination, each named executive officer is provided with a lump sum payment equal to 2.9 times his annual base salary, target annual incentive and certain other compensation paid to the named executive officer during the 12 months before the termination. In addition, for a period of three years, the named executive officer is entitled to receive, at St. Jude Medical's expense, health, accident, disability and life insurance benefits substantially similar to those provided immediately before termination. St. Jude Medical will also reimburse the named executive officer for any legal fees and expenses incurred by the named executive officer as a result of the termination of his employment, including costs incurred in contesting or disputing the termination or seeking to obtain or enforce any right under the CIC Severance Agreement.

        The compensation committee reviewed the CIC severance agreements in December 2012 and determined to reduce the benefits for any executive officer hired after December 2012 by eliminating the provision of cash gross-up payments to cover any excise tax under Section 280G of the Code. In December 2015, the compensation committee again reviewed the CIC severance agreements and determined to eliminate the tax gross-up provision for executive officers hired prior to December 2012, and St. Jude Medical has entered into amendments eliminating such tax gross-up provision with each named executive officer who is a party to a CIC Severance Agreement entered into prior to December 2012. The compensation committee further reviewed the CIC severance agreements in connection with the pending mergers, however, and recommended to the St. Jude Medical board of directors to provide cash gross-up payments to the named executive officers to cover any excise tax that results solely in connection with the mergers, which action was approved by the St. Jude Medical board of directors. The CIC severance agreements were further amended accordingly.

        The St. Jude Medical board believes that providing change in control benefits should eliminate or reduce the reluctance of executive management to pursue potential change in control transactions that may be in the best interests of shareholders. The St. Jude Medical board also believes these arrangements are necessary in order to retain key executives during the transition period following a change in control and allow them to focus on St. Jude Medical-related matters rather than seeking new employment opportunities. The CIC severance agreements are discussed in greater detail on pages 152 and 153. The CIC severance agreements do not factor into decisions related to other elements of compensation other than to support the overall strategy of attracting and retaining executive talent.

Executive Severance Plan

        In December 2015, the compensation committee recommended and the board approved the St. Jude Medical, Inc. Executive Severance Plan, which we refer to as the severance plan. The severance plan is intended to provide severance benefits to certain executive officers of St. Jude Medical and its affiliates, including the named executive officers, in the event of the termination of their employment under certain circumstances not involving a change in control of St. Jude Medical. Following involuntary termination without cause (other than for death or disability), the executive officer will be entitled to a severance benefit equal to the applicable severance multiplier times the sum of (i) the executive officer's annual base salary in effect when the termination occurs and (ii) the target bonus under the executive officer's applicable annual bonus plan for the fiscal year in which the termination occurs. The executive officers covered by the severance plan and their respective severance multiplier are the chief executive officer (2.0x), the other named executive officers (1.5x) and all other Section 16 officers (1.0x).

        An executive officer is not entitled to receive any benefits under the severance plan if such executive officer has received or will receive any benefits from St. Jude Medical under a CIC severance agreement for the same termination of employment. The severance plan is discussed in greater detail on page 153. The severance plan does not factor into decisions related to other elements of compensation and is intended to provide stable conditions of employment for executive officers consistent with market practices in order to enhance St. Jude Medical's ability to attract and retain highly qualified personnel.

Stock Ownership Guidelines

        St. Jude Medical maintains stock ownership guidelines, which set stock ownership targets that all executive officers and directors are expected to achieve, with the intent of aligning the interests of management and shareholders and fostering a long-term orientation. Targeted stock ownership levels range from six times base salary for the chief executive officer (increased in 2013 from three times base salary) to two times base salary for each of the other named executive officers. Stock ownership guidelines for directors are set at five times the annual retainer for directors, or $500,000. Ownership levels are expected to be reached within five years after the date of first promotion to the applicable management level or to the board, as applicable.

        Ownership levels are determined by including stock acquired through open market purchases, option exercises or Employee Stock Purchase Plan purchases, shares obtained in lieu of earned compensation, shares earned under restricted stock and restricted stock unit grants and the "in the money" value of vested stock options. Each director and those named executive officers who have been executive officers of St. Jude Medical for at least five years are in compliance with St. Jude Medical's stock ownership guidelines.

Anti-Hedging Policy and Anti-Pledging Policy

        St. Jude Medical maintains an anti-hedging policy prohibiting all directors and executive officers from engaging in the purchase or sale of financial instruments (including puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds or other derivative securities) based on St. Jude Medical's securities that are designed to hedge or offset any decrease in the market value of St. Jude Medical's securities. The policy is premised on the belief that even in those circumstances where the proposed transaction may not constitute a violation of law or applicable regulations, it is nonetheless considered inappropriate for any director or executive officer to engage in short-term or speculative transactions in St. Jude Medical's securities that may be viewed as reducing their incentive to improve St. Jude Medical's performance or inconsistent with the objectives of St. Jude Medical's shareholders in general. St. Jude Medical also maintains an anti-pledging policy prohibiting directors and executive officers from holding Company securities in a margin account or otherwise pledging St. Jude Medical securities as collateral for a loan. The anti-pledging policy applies on a prospective basis from the time of its adoption and exempts shares of St. Jude Medical stock pledged prior to its adoption, which includes the shares pledged by Mr. Starks. Mr. Starks has reduced the number of pledged shares over time, as detailed in footnote (1) of the table entitled "Share Ownership of Management and Directors and Certain Beneficial Owners."

Tax Implications of Executive Compensation

        Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that St. Jude Medical may deduct in any one year with respect to certain of its executive officers. There is an exception to the $1,000,000 limitation for performance-based compensation, provided it is paid pursuant to a plan that has been approved by shareholders, the performance goals are objective and determined by a committee of the St. Jude Medical board of directors which is comprised solely of two or more outside directors and the compensation is paid only after the committee certifies that the performance goals and any other material terms were in fact satisfied.

        Other than restricted stock units, all awards to the named executive officers made for fiscal 2015 under St. Jude Medical's annual and long-term incentive plans are intended to qualify as performance-based compensation under Section 162(m) and, therefore, are excluded from the $1,000,000 cap on compensation for deductibility purposes.

        It is the compensation committee's intention to use incentive compensation as a substantial component of St. Jude Medical's executive compensation program and to attempt to structure incentive compensation so that St. Jude Medical will not lose deductions under Section 162(m). While the compensation committee intends to continue to provide compensation opportunities to its executives in as tax-efficient a manner as possible, it recognizes that from time to time it may be in the best interests of shareholders to provide non-deductible compensation.

Compensation Risk Analysis

        In August 2015 St. Jude Medical's compensation consultant, Pay Governance, analyzed, reviewed and discussed with St. Jude Medical's compensation committee whether St. Jude Medical's executive compensation practices and policies encourage excessive risk-taking. The compensation committee and Pay Governance concluded that such practices and policies, taking into account any risk-mitigating provisions and controls (e.g., stock ownership guidelines, the elements of long-term incentive compensation and basing annual incentive compensation on reasonable and objective performance targets), do not encourage excessive risk-taking that is reasonably likely to have a material adverse effect on St. Jude Medical. In 2015, St, Jude Medical continued its practice of delivering a portion of the named executive officer's long-term equity incentive compensation in the form of restricted stock units in order to balance the risk profile of the executive compensation portfolio. Effective beginning in 2012, St. Jude Medical also implemented a compensation recoupment or "clawback" policy that requires the repayment of MICP awards in certain circumstances. Management applied similar criteria in assessing whether other compensation practices and policies encourage excessive risk-taking and concluded that they do not. Based on the foregoing, St. Jude Medical determined that the risks arising from St. Jude Medical's compensation practices and policies are not reasonably likely to have a material adverse effect on St. Jude Medical.

Summary Compensation Table

        The following table shows the cash and non-cash compensation for the last three fiscal years awarded to or earned by the individuals who served as St. Jude Medical's chief executive officer, chief financial officer and each of St. Jude Medical's three other most highly compensated executive officers during fiscal year 2015. These five individuals are referred to as the named executive officers.

Name and Principal Position	Year		Salary ($)(1)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)		Total ($)
Daniel J. Starks(5)	2015	(6)	1,110,000		-0-	-0-	1,453,545	10,950	(7)	2,574,495
Chairman, President	2014		1,097,574	(8)	2,530,539	5,061,571	1,470,612	10,800		10,171,096
and Chief Executive Officer	2013		1,045,500		2,303,385	4,854,634	1,430,244	36,650		9,670,413
Michael T. Rousseau(5)	2015	(6)	800,000		2,283,144	4,566,665	776,000	12,432	(9)	8,438,241
Chief Operating Officer	2014		788,288	(8)	1,134,846	2,269,849	782,376	12,337		4,987,696
	2013		730,000		1,063,201	2,240,903	832,200	36,132		4,902,436
Eric S. Fain	2015		721,000		683,243	1,366,617	559,496	17,682	(10)	3,348,038
Group President	2014		708,462	(8)	646,312	1,292,975	562,519	12,837		3,223,104
	2013		615,000		606,933	1,279,511	518,814	31,632		3,051,890
Denis M. Gestin(11)	2015		637,942		598,700	1,197,452	463,385	196,102	(12)	3,093,581
President, International	2014		688,637		585,522	1,171,093	498,401	180,942		3,124,596
Division	2013		752,400		606,933	1,279,511	567,122	186,385		3,392,350
Donald J. Zurbay	2015		500,000		666,482	1,333,318	388,000	12,432		2,900,232
Vice President, Finance and	2014		468,846	(8)	599,891	1,199,978	348,997	12,337	(9)	2,630,049
Chief Financial Officer	2013		430,000		557,503	1,175,174	318,630	29,382		2,510,689

(1)
Includes amounts deferred at the discretion of the executive officer pursuant to St. Jude Medical's 401(k) plan and St. Jude Medical's Management Savings Plan.

(2)
The amounts in this column are computed in accordance with FASB ASC Topic 718 and are based on the grant date fair value of the restricted stock unit awards (St. Jude Medical's closing stock price on the date of grant multiplied by the number of shares subject to the award).

(3)
The amounts in this column are computed in accordance with FASB ASC Topic 718 and are based on the grant date fair value of the stock option awards as estimated using the Black-Scholes option pricing model. The assumptions used to estimate fair value are discussed in Note 7 to St. Jude Medical's consolidated financial statements included in St. Jude Medical's Annual Report on Form 10-K for the year ended January 2, 2016.

(4)
Bonuses are awarded to the named executive officers solely based on St. Jude Medical's achievement of certain performance targets. Accordingly, bonus amounts are reported in the Non-Equity Incentive Plan Compensation column. The amounts in this column relate to awards under the MICP and are described under the heading "Compensation Discussion and Analysis" above.

(5)
Mr. Starks retired from the position of president and chief executive officer at the end of fiscal 2015 and transitioned to the role of executive chairman in fiscal 2016. Mr. Rousseau was appointed to the position of president and chief executive officer commencing fiscal 2016.

(6)
Mr. Starks did not receive equity awards in connection with St. Jude Medical's December 2015 equity grant cycle in light of his imminent retirement from the position of president and chief executive officer and transition to the role of executive chairman in 2016. Mr. Rousseau's December 2015 equity awards were made with consideration given to his assumption of the role of president and chief executive officer in 2016.

(7)
Consists of retirement plan contributions of $10,950. St. Jude Medical purchases life insurance for salaried employees generally providing a death benefit equal to the lesser of $500,000 or twice the annual salary, commission and bonus of such salaried employees. For employees whose annual salary, commission and bonus exceeds $150,000 and who participate in the Management Savings Plan, St. Jude Medical purchases supplemental life insurance providing a death benefit equal to the lesser of $1,250,000 or twice the annual salary, commission and supplemental bonus of such salaried employees. As of December 31, 2006, Mr. Starks declined coverage under this program and therefore no longer receives a life insurance benefit from St. Jude Medical.

(8)
Salary amount reflects St. Jude Medical's 53 week fiscal year in 2014.

(9)
Consists of retirement plan contributions of $10,950 and the incremental cost of life insurance premiums paid by St. Jude Medical for coverage in excess of that purchased by St. Jude Medical for salaried employees generally.

(10)
Consists of retirement plan contributions of $10,950, the incremental cost of life insurance premiums paid by St. Jude Medical for coverage in excess of that purchased by St. Jude Medical for salaried employees generally, and $5,250 for a patent award payment to Mr. Fain.

(11)
2015 amounts paid to Mr. Gestin in Euros were converted to U.S. Dollars using the exchange rate of $1.00 to 0.91466 Euro in effect on the last business day of fiscal year 2015. 2014 amounts paid to Mr. Gestin in Euros were converted to U.S. Dollars using the exchange rate of $1.00 to 0.82264 Euro in effect on the last business day of fiscal year 2014. 2013 amounts paid to Mr. Gestin in Euros were converted to U.S. dollars using the exchange rate of $1.00 to 0.73099 Euro in effect on the last business day of fiscal year 2013.

(12)
Consists of statutory vacation pay of $72,780 that is required to be paid annually pursuant to Belgium law, retirement plan contributions of $95,121 and the cost of a company automobile of $28,201.

Grants of Plan-Based Awards for Fiscal 2015

        The following table summarizes the 2015 grants of equity and non-equity incentive plan-based awards to the named executive officers.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Restricted Stock Units (#)(2)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(2)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Daniel J. Starks(6)	12/07/15	899,100	1,498,500	2,997,000	-0-	-0-	—	-0-
Michael T. Rousseau(6)	12/07/15	480,000	800,000	1,600,000	37,052	348,888	61.62	6,849,809
Eric S. Fain	12/07/15	346,080	576,800	1,153,600	11,088	104,408	61.62	2,049,860
Denis Gestin	12/07/15	287,074	478,456	956,913	9,716	91,484	61.62	1,796,152
Donald J. Zurbay	12/07/15	240,000	400,000	800,000	10,816	101,864	61.62	1,999,800

(1)
Actual amounts paid under the MICP based on St. Jude Medical's 2015 performance are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The performance objectives and target opportunities for awards under the MICP for each year are typically set at the board of directors and compensation committee meetings held in the December preceding the year for which performance is to be measured. For example, in December 2014, the board of directors and compensation committee set the performance targets for fiscal year 2015. The performance targets are described in "Compensation Discussion and Analysis" above.

(2)
All grants made to the named executive officers were made under the St. Jude Medical, Inc. 2007 Stock Incentive Plan.

(3)
These restricted stock units vest 25% on each December 17 in 2016, 2017, 2018 and 2019, subject to acceleration of vesting if the executive is involuntarily terminated, other than for cause, or leaves for good reason following a change in control.

(4)
These options vest 25% on each December 17 in 2016, 2017, 2018 and 2019, subject to acceleration of vesting if the executive is involuntarily terminated, other than for cause, or leaves for good reason following a change in control.

(5)
The grant date fair value of restricted stock units is based on St. Jude Medical's closing stock price on the date of grant multiplied by the number of shares subject to the award. The assumptions used to estimate the grant date fair value of stock options are discussed in Note 7 to St. Jude Medical's consolidated financial statements included in St. Jude Medical's Annual Report on Form 10-K for the year ended January 2, 2016.

(6)
Mr. Starks did not receive equity awards in connection with St. Jude Medical's December 2015 equity grant cycle in light of his imminent retirement from the position of president and chief executive officer and transition to the role of executive chairman in 2016. Mr. Rousseau's December 2015 equity awards were made with consideration given to his assumption of the role of president and chief executive officer in 2016.

Outstanding Equity Awards at 2015 Fiscal Year-End

        The following table sets forth the outstanding equity awards held by the named executive officers at the end of fiscal year 2015.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Daniel J. Starks	12/15/2008	500,000	-0-	30.58	12/15/2016
	12/14/2009	450,000	-0-	38.59	12/14/2017
	12/14/2010	480,000	-0-	41.65	12/14/2018
	12/12/2011	480,000	-0-	34.96	12/12/2019
	12/10/2012	275,634	91,878	35.27	12/10/2020
	12/10/2013	161,546	161,547	59.41	12/10/2021
	12/08/2014	80,607	241,821	69.08	12/08/2022
	12/10/2012					10,108	624,371
	12/10/2013					19,386	1,197,473
	12/08/2014					27,474	1,697,069
Michael T. Rousseau	12/15/2008	50,000	-0-	30.58	12/15/2016
	12/14/2009	182,000	-0-	38.59	12/14/2017
	12/14/2010	204,000	-0-	41.65	12/14/2018
	12/12/2011	300,000	-0-	34.96	12/12/2019
	12/10/2012	183,750	61,250	35.27	12/10/2020
	12/10/2013	74,570	74,570	59.41	12/10/2021
	12/08/2014	36,148	108,444	69.08	12/08/2022
	12/07/2015	-0-	348,888	61.62	12/07/2023
	12/10/2012					8,000	494,160
	12/10/2013					8,948	552,718
	12/08/2014					12,321	761,068
	12/07/2015					37,052	2,288,702
Eric S. Fain	12/15/2008	150,000	-0-	30.58	12/15/2016
	12/14/2009	140,000	-0-	38.59	12/14/2017
	12/14/2010	144,500	-0-	41.65	12/14/2018
	12/12/2011	200,000	-0-	34.96	12/12/2019
	12/10/2012	112,500	37,500	35.27	12/10/2020
	12/10/2013	42,578	42,578	59.41	12/10/2021
	12/08/2014	20,591	61,773	69.08	12/08/2022
	12/07/2015	-0-	104,408	61.62	12/07/2023
	12/10/2012					4,000	247,080
	12/10/2013					5,108	315,521
	12/08/2014					7,017	433,440
	12/07/2015					11,088	684,906
Denis M. Gestin	12/12/2011	50,000	-0-	34.96	12/12/2019
	12/10/2012	36,000	36,000	35.27	12/10/2020

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
	12/10/2013	42,578	42,578	59.41	12/10/2021
	12/08/2014	18,650	55,950	69.08	12/08/2022
	12/07/2015	-0-	91,484	61.62	12/07/2023
	12/10/2012					4,500	277,965
	12/10/2013					5,108	315,521
	12/08/2014					6,357	392,672
	12/07/2015					9,716	600,157
Donald J. Zurbay	12/14/2010	30,000	-0-	41.65	12/14/2018
	12/12/2011	42,664	-0-	34.96	12/12/2019
	12/10/2012	55,998	18,666	35.27	12/10/2020
	12/10/2013	39,106	39,106	59.41	12/10/2021
	12/08/2014	19,110	57,330	69.08	12/08/2022
	12/07/2015	-0-	101,684	61.62	12/07/2023
	08/30/2012					875	54,049
	12/10/2012					2,333	144,109
	12/10/2013					4,692	289,825
	12/08/2014					6,513	402,308
	12/07/2015					10,816	668,104

(1)
Except for the options granted on December 15, 2008, December 14, 2009 and December 14, 2010, which vested 25% on each of the first four anniversary dates of the date of grant, these options vest 25% per year on each December 17 following the one-year anniversary of the date of grant, subject to acceleration of vesting upon a change in control under certain circumstances.

(2)
Except for the restricted stock units granted on August 30, 2012, which vest 25% on each of the first four anniversary dates of the date of grant, these restricted stock units vest 25% per year on each December 17 following the one-year anniversary of the date of grant, subject to acceleration of vesting upon a change in control under certain circumstances.

(3)
Determined by multiplying St. Jude Medical's closing stock price ($61.77) on the last business day of fiscal year 2015 by the number of shares subject to the award.

Option Exercises and Stock Vested During Fiscal 2015

        The following table summarizes information with respect to stock option awards exercised and restricted stock units vested during fiscal year 2015 for each of the named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Daniel J. Starks	320,000	9,195,278	28,959	1,768,237
Michael T. Rousseau	0	0	16,581	1,012,436
Eric S. Fain	47,000	1,564,579	8,893	543,007
Denis M. Gestin	148,500	4,577,616	9,173	560,103
Donald J. Zurbay	0	0	9,110	566,372

(1)
Calculated by multiplying the number of shares acquired on exercise by the difference between the market price per St. Jude Medical share at exercise and the exercise price per share.

(2)
Calculated by multiplying the number of shares acquired on vesting by the closing market price on the date of vesting.

Nonqualified Deferred Compensation

        The following table shows the executive contributions and St. Jude Medical contributions in fiscal year 2015 and earnings and account balances for the named executive officers other than Mr. Gestin in the St. Jude Medical Management Savings Plan, which we refer to as the MSP, an unfunded, unsecured non-qualified deferred compensation plan. The MSP allows participants to defer up to 80% of their base pay and up to 100% of MICP bonus and other bonus and commission compensation. St. Jude Medical makes matching contributions of 100% of deferrals up to 3% of the first $100,000 of compensation above the limit set by the Code ($265,000 in 2015). Deferred amounts and St. Jude Medical contributions are held in an irrevocable trust, which remains subject to the claims of St. Jude Medical's creditors. St. Jude Medical contributions vest 20% for each calendar year of a participant's service. Deferred amounts and St. Jude Medical contributions in each participant's account are credited with the net returns of the investment funds in which such contributions are deemed to be invested. Participants may select among several deemed investment options made available by St. Jude Medical, and participants may change their deemed investment elections at any time. The following investment funds were available under the MSP in fiscal 2015: Vanguard Institutional Index I, Columbia Acorn R4, Morgan Stanley Institutional Mid Cap Growth I, Vanguard Target Retirement Income Inv, Vanguard Target Retirement 2010 Inv, Vanguard Target Retirement 2015 Inv, Vanguard Target Retirement 2020 Inv, Vanguard Target Retirement 2025 Inv, Vanguard Target Retirement 2030 Inv, Vanguard Target Retirement 2035 Inv, Vanguard Target Retirement 2040 Inv, Vanguard Target Retirement 2045 Inv, Vanguard Target Retirement 2050 Inv, JPMorgan Prime Money Market, American Century Short Duration Inflation Protection Bond Instl, Vanguard Total Bond Market Index Instl, PIMCO Total Return Instl, Janus Balanced I, Invesco Diversified Dividend R5, JPMorgan Large Cap Growth R6, JPMorgan Mid Cap Value Instl, Fidelity Spartan Extended Market Index Inv, American Century Small Cap Value Instl, Fidelity Spartan International Index Inv, Harbor International Instl, Vanguard Institutional Index Instl Plus, Janus Enterprise I, Vanguard Target Retirement Income Instl, Vanguard Target Retirement 2010 Instl, Vanguard Target Retirement 2015 Instl, Vanguard Target Retirement 2020 Instl, Vanguard Target Retirement 2025 Instl, Vanguard Target Retirement 2030 Instl, Vanguard Target Retirement 2035 Instl, Vanguard Target Retirement 2040 Instl, Vanguard Target Retirement 2045 Instl, Vanguard Target Retirement 2050 Instl, Vanguard Target Retirement 2055 Instl and Vanguard Target Retirement 2060 Instl.

        The returns on these investment funds for the calendar year ended December 31, 2015 ranged from –5.78% to 7.94%, with a median return of –2.47%.

        Participants may elect, before the beginning of each year, to have all amounts deferred and St. Jude Medical contributions for that year distributed on a date during employment, provided that the selected distribution date occurs at least two years after the end of the year in which the withdrawn amounts were initially deferred into the MSP. Participants may also elect at that time to receive the amount in installments over a period of up to 15 years upon separation from service, provided their account balance and length of service exceed certain minimums; otherwise payment is made in a single lump sum. If no early distribution election is made, participants will receive a distribution of their account in the MSP upon separation from service with St. Jude Medical. To the extent necessary to comply with Section 409A of the Code, payments made to named executive officers on account of their separation from service may be delayed six months following their separation from service.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY(2) ($)	Aggregate Earnings (Loss) in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(4) ($)
Daniel J. Starks	11,100	3,000	24,002	-0-	1,403,794
Michael T. Rousseau	1,389,195	3,000	(42,769)	-0-	17,330,457
Eric S. Fain	184,604	3,000	(10,123)	-0-	2,235,866
Denis Gestin(5)	-0-	-0-	-0-	-0-	-0-
Donald J. Zurbay	5,000	3,000	(4,223)	-0-	373,250

(1)
All of these amounts are included in the amounts reported under the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 147.

(2)
All of these amounts are included in the amounts reported under the "All Other Compensation" column of the Summary Compensation Table on page 147.

(3)
The amounts reported in this column represent the change during the last fiscal year in the value of the underlying mutual funds in which the named executive officers' deferred amounts were deemed to be invested. None of these amounts are reflected in the Summary Compensation Table for the last completed fiscal year.

(4)
Includes the following amounts that were previously reported as compensation to the named executive officers in the Summary Compensation Table for previous years: Mr. Starks, $844,470; Mr. Rousseau, $10,882,324; Mr. Fain, $1,208,318 and Mr. Zurbay, $270,169.

(5)
As a resident of Belgium, Mr. Gestin is not eligible to participate in the MSP.

Employment Agreements

        St. Jude Medical has no written employment agreements with the named executive officers. The compensation arrangement for each of the named executive officers is described under "Compensation Discussion and Analysis" above.

Change in Control Severance Agreements

        St. Jude Medical has entered into CIC severance agreements with each of the named executive officers. The CIC severance agreements provide for certain payments and other benefits if, following a Change in Control, St. Jude Medical terminates the named executive officer's employment without Cause or the named executive officer terminates his employment for Good Reason. Such payments and benefits include: (1) severance pay equal to 2.9 times the sum of the named executive officer's annual salary, target bonus and certain other compensation paid to the named executive officer during the 12 months before the termination; (2) three years of health, life, accident and disability insurance substantially similar to that in effect at the time of termination; and (3) the payment of legal fees and expenses relating to the termination. Under the CIC severance agreements, "Cause" is defined as a conviction for felony criminal conduct; "Good Reason" is defined to include a change in the named executive officer's responsibility or status, a reduction in salary or benefits or a mandatory relocation; and "Change in Control" is defined to include a change in control of the type required to be disclosed under SEC proxy rules, acquisition by a person or group of 35% or more of the outstanding voting stock of St. Jude Medical, a proxy fight or contested election which results in Continuing Directors (as defined) not constituting a majority of the St. Jude Medical board of directors or another event the majority of the Continuing Directors determines to be a change in control.

        The compensation committee reviewed the CIC severance agreements in December 2012 and determined to reduce the benefits for any executive officer hired after December 2012 by eliminating the provision of cash gross-up payments to cover any excise tax under Section 280G of the Code. In December 2015, the compensation committee again reviewed the CIC severance agreements and determined to eliminate the tax gross-up provision for executive officers hired prior to December 2012, and St. Jude Medical entered into amendments eliminating such tax gross-up provision with each named executive officer who is a party to a CIC Severance Agreement entered into prior to December 2012. The compensation committee further reviewed the CIC severance agreements in connection with the mergers, however, and recommended to the St. Jude Medical board of directors to provide cash gross-up payments to the named executive officers to cover any excise tax that results solely in connection with the mergers, which action was approved by the St. Jude Medical board of directors. As of the last day of fiscal 2015, however, no named executive officer was entitled to a gross-up payment and, therefore, such payments are not included in the table below under "Severance Payments—Following a Change in Control." See the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to St. Jude Medical's Named Executive Officers in Connection with the Mergers" for additional information regarding gross-ups payable in connection with the mergers.

Executive Severance Plan

        In December 2015, and in connection with the above-described amendment to the CIC severance agreements, the St. Jude Medical compensation committee recommended and the St. Jude Medical board of directors approved the severance plan. The severance plan is intended to provide severance benefits to certain executive officers of St. Jude Medical and its affiliates, including the named executive officers, in the event of the termination of their employment under certain circumstances not involving a change in control of St. Jude Medical. Following involuntary termination without Cause (other than for death or disability), the executive officer will be entitled to a severance benefit equal to the applicable severance multiplier times the sum of (i) the executive officer's annual base salary in effect when the termination occurs and (ii) the target bonus under the executive officer's applicable annual bonus plan for the fiscal year in which the termination occurs. The executive officers covered by the severance plan and their respective severance multiplier are the chief executive officer (2.0x), the other named executive officers (1.5x) and all other Section 16 officers (1.0x). "Cause" is defined as (i) the willful and continued failure by the executive officer substantially to perform the executive officer's duties and obligations, (ii) the willful engaging by the executive officer in misconduct which is materially injurious to St. Jude Medical or any of its affiliates, monetarily or otherwise or (iii) the conviction of the executive officer by a court of competent jurisdiction for felony criminal conduct.

        To receive benefits under the severance plan, an executive officer must sign a comprehensive release of claims. In addition, each executive officer agrees under the severance plan not to disparage St. Jude Medical and its affiliates and, for a period of one year following termination (i) not to compete with St. Jude Medical or its affiliates, (ii) not to solicit employees of St. Jude Medical or its affiliates, (iii) to consult with St. Jude Medical regarding the business and affairs of St. Jude Medical for up to four hours per month and (iv) to cooperate with St. Jude Medical in connection with certain legal proceedings. If the executive officer breaches the separation agreement in any material respect, the executive officer may be required to repay the severance benefits provided to the executive officer. The executive officer is not entitled to receive any benefits under the severance plan if the executive officer has received or will receive any benefits from St. Jude Medical under a CIC Severance Agreement for the same termination of employment.

Potential Payments upon Termination or Change in Control

        As described above, the named executive officers do not have employment agreements with St. Jude Medical but are participants in the severance plan and are party to CIC severance agreements. The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if a named executive officer's employment had terminated under various circumstances on January 2, 2016, given the named executive officer's compensation and service levels as of such date and, if applicable, based on St. Jude Medical's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under St. Jude Medical's 401(k) plan, disability benefits and accrued vacation pay. Because it is unlikely that any of the named executive officers would be affected by a layoff, the information below does not reflect benefits that may be available in such situations under St. Jude Medical plans and arrangements.

        Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, St. Jude Medical's stock price and the executive's age.

Equity Awards

        If a named executive officer terminates employment due to death or disability, any exercisable stock options would remain exercisable for one year following the date of death or disability, subject to the earlier expiration of the option term. All unexercisable stock options would immediately be canceled and all unvested restricted stock and restricted stock units would immediately be forfeited.

Deferred Compensation

        The last column of the Nonqualified Deferred Compensation Table on page 152 reports each named executive officer's aggregate balance at January 2, 2016 under the MSP. The named executive officers are entitled to receive the amount in their deferred compensation account in the event of termination of employment, death or at a date during employment elected by the named executive officer, subject to any claims of creditors in the event of a St. Jude Medical insolvency. Until distribution, the account balances continue to be credited with increases or decreases reflecting changes in the value of the deemed investment funds in which each named executive officer has elected the deferred compensation to be allocated.

Life Insurance Benefits

        St. Jude Medical purchases life insurance for salaried employees generally providing a death benefit equal to the lesser of $500,000 or twice the annual salary, commission and bonus of such salaried employees. For employees whose annual salary, commission and bonus exceeds $150,000 and who participate in the MSP, St. Jude Medical purchases supplemental life insurance providing a death benefit equal to the lesser of $1,250,000 or twice the annual salary, commission and supplemental bonus of such salaried employees. If a named executive officer had died on January 2, 2016, their survivors would have received $1,250,000 under this arrangement, except for Mr. Starks, who declined this benefit, and Mr. Gestin, who would have been entitled to receive $2,232,797 pursuant to the life insurance plan offered to St. Jude Medical's employees in Belgium.

Severance Payments—If No Change in Control

        The table below sets forth the severance payments under the severance plan to each named executive officer in the event his employment were to have been terminated without Cause (as defined under the severance plan) on the last day of fiscal year 2015 other than for death or disability in a situation not involving a change in control.

Named Executive Officer	Severance Payment ($)
Daniel J. Starks	5,217,000
Michael T. Rousseau	2,400,000
Eric S. Fain	1,946,700
Denis Gestin	1,116,398
Donald J. Zurbay	1,350,000

Severance Payments—Following a Change in Control

        In the event that a Change in Control of St. Jude Medical (as defined under the CIC severance agreements) had occurred on the last day of fiscal year 2015, no severance payments would have been due to the named executive officers unless they were also terminated without Cause or they terminated their employment for Good Reason (as those terms are defined under the CIC severance agreements). The table below sets forth the severance payments to each of the named executive officers in the event a Change in Control had occurred on January 2, 2016 and there had been such a termination. The table also sets forth the "in the money" value of options and the value of any restricted stock units for which vesting would have accelerated on that date, assuming that a Change in Control of St. Jude Medical (as defined under the applicable agreements governing such awards) had occurred on such date and the named executive officers had been terminated without Cause or they terminated their employment for Good Reason (as those terms are defined under the applicable agreements). As of the last day of fiscal 2015, no named executive officer was entitled to a gross-up payment and, therefore, such payments are not included in the table below. See the section entitled "Interests of St. Jude Medical's Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to St. Jude Medical's named executive officers in Connection with the Mergers" for additional information regarding gross-ups payable in connection with the mergers.

Termination Following a Change in Control

	Cash Payments(1)		Equity Awards for Which Vesting Would Have Accelerated(2)
Named Executive Officer	Salary and Bonus Related Payments ($)	Healthcare Benefits ($)	"In the Money" Value of Options ($)	Value of Restricted Stock Units ($)	Total ($)
Daniel J. Starks	12,692,600	49,766	2,816,017	3,518,867	19,077,250
Michael T. Rousseau	7,603,731	54,671	1,851,443	4,096,648	13,606,493
Eric S. Fain	5,371,670	41,567	1,109,895	1,680,947	8,204,079
Denis Gestin	5,188,678	59,599	1,068,207	1,586,315	7,902,799
Donald J. Zurbay	4,258,820	54,671	602,219	1,558,395	6,474,105

(1)
The salary and bonus and related payments would have been made in lump sums, and the healthcare benefits would have been provided over three years following termination.

(2)
Calculated using the closing price for St. Jude Medical shares on December 31, 2015, the last business day of fiscal year 2015. Equity awards granted during and after December 2012 are subject to a "double trigger" change in control provision such that vesting is accelerated only if the executive officer is involuntarily terminated, other than for cause, or leaves for good reason following a change in control.

PROPOSAL 4: ADVISORY VOTE TO APPROVE THE COMPENSATION OF ST. JUDE MEDICAL'S NAMED EXECUTIVE OFFICERS IN 2015

        Pursuant to Section 14A of the Exchange Act, St. Jude Medical is providing shareholders with an advisory (non-binding) vote to approve the annual compensation of St. Jude Medical's named executive officers in 2015 (without regards to potential compensation related to the mergers), as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in this proxy statement. St. Jude Medical asks that you support the compensation of St. Jude Medical's named executive officers as disclosed in this proxy statement. Because your vote is advisory, it will not be binding on the board of directors or St. Jude Medical. However, the board of directors will review the voting results and take them into consideration when making future decisions regarding executive compensation. St. Jude Medical currently conducts annual advisory votes on executive compensation, and St. Jude Medical expects to conduct the next advisory vote at St. Jude Medical's 2017 annual meeting of shareholders, unless the mergers close prior to that time.

        St. Jude Medical has in the past obtained approval from shareholders for the most significant incentive plans that it uses to motivate, retain, and reward St. Jude Medical's executives. Those incentive plans include St. Jude Medical's MICP and St. Jude Medical's stock incentive plans and make up a majority of the pay that St. Jude Medical provides to named executive officers. Thus, shareholders have already had a voice in the largest part of St. Jude Medical's executive compensation program.

        St. Jude Medical's executive compensation program must be viewed in light of St. Jude Medical's performance. St. Jude Medical has had a long-standing tradition of delivering results for St. Jude Medical's shareholders, customers and the patients they serve, and the communities in which St. Jude Medical operates. St. Jude Medical is one of the largest 500 companies in the United States (based on revenue) with facilities in more than 40 countries throughout the world, and generates approximately half of its net sales outside of the United States. The St. Jude Medical board of directors believes its executive compensation program has played a material role in attracting and retaining a highly experienced, successful team to manage St. Jude Medical in the highly competitive and evolving markets in which it operates.

        2015 was a year of positive momentum for St. Jude Medical in its key growth areas of atrial fibrillation, heart failure and neuromodulation, where St. Jude Medical made strong progress in its strategy to surround these disease states with innovative therapies. With the acquisition of Thoratec Corporation in October 2015, St. Jude Medical completed the largest and one of the most strategic acquisitions in St. Jude Medical's history. St. Jude Medical's integration of the Thoratec business is substantially complete, and Thoratec delivered strong results in the fourth quarter of 2015 and the first quarter of 2016. In 2016 St. Jude Medical has continued to strengthen its focus on these key areas, which St. Jude Medical believes will drive growth as it continues to enhance its ability to provide a comprehensive portfolio of innovative technologies to patients around the world.

        St. Jude Medical believes that its executive compensation program is structured in the best manner possible to support St. Jude Medical and its business objectives. It has been designed to implement certain core compensation principles, which include:

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  alignment of management's interests with St. Jude Medical's shareholders' interests to support long-term value creation, including, by way of example, through equity compensation programs and share ownership guidelines;

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  pay for performance, demonstrated by linking bonuses paid under St. Jude Medical's MICP to key financial metrics; and

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  linking compensation to market levels of compensation adopted by St. Jude Medical's competitors.

        In the course of establishing the compensation programs and awarding compensation for fiscal 2015, St. Jude Medical's compensation committee reviewed St. Jude Medical's business expectations, and ultimately, performance, for fiscal 2015, and data and analyses regarding median market compensation. In addition, the compensation committee received advice and counsel on the program from its independent compensation consultant. The compensation committee determined that performance-based incentives were best able to motivate St. Jude Medical's named executive officers to achieve short-term and long-term business goals.

        St. Jude Medical believes that its executive compensation program is worthy of your support for the following reasons:

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  St. Jude Medical's compensation programs are substantially tied to achievement of St. Jude Medical's key business objectives, which are designed to further the success of St. Jude Medical and St. Jude Medical's shareholders.

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  In making compensation decisions, the compensation committee reviews external market data generally between the 25th and 75th percentile with the 50th percentile serving as the primary reference point along with other factors listed under "Determination of Targeted Compensation Levels" on pages 136 and 137.

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  St. Jude Medical's incentive plans are transparent and are based solely on financial performance objectives related to revenue and profitability.

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  St. Jude Medical's compensation program for executive officers delivers a large part of potential total compensation in equity. If the value delivered to St. Jude Medical's shareholders declines, so does the compensation realized by St. Jude Medical's executives.

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  St. Jude Medical maintains a high-quality corporate governance framework.

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  St. Jude Medical closely monitors the compensation programs and pay levels of executives at companies of similar size and complexity so that it can ensure that St. Jude Medical's compensation programs are within the range of market practices.

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  St. Jude Medical continues to implement best practices in St. Jude Medical's compensation programs. See the best practices St. Jude Medical has implemented in recent years as listed under "Continuous Improvement" on pages 130 and 131.

        The St. Jude Medical board of directors believes that the information provided above and within the "Executive Compensation" section demonstrates that St. Jude Medical's executive compensation program was designed appropriately and is working to ensure management's interests are aligned with St. Jude Medical shareholders' interests to support long-term value creation. Accordingly, the St. Jude Medical board of directors is asking St. Jude Medical's shareholders to vote "FOR" the following resolution at the shareholders' meeting:

  "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of St. Jude Medical's named executive officers, as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in this proxy statement/prospectus for the 2016 annual meeting of shareholders."

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" adoption of the resolution approving the compensation of the named executive officers as set forth in this proxy statement/prospectus. Proxies will be voted "FOR" adoption of this resolution unless otherwise specified.

 PROPOSAL 5: PROPOSAL TO APPROVE THE ST. JUDE MEDICAL, INC. 2016 STOCK INCENTIVE PLAN

        On February 19, 2016, the board of directors adopted, subject to shareholder approval, the St. Jude Medical, Inc. 2016 Stock Incentive Plan, which we refer to as the 2016 Stock Incentive Plan. The purpose of the 2016 Stock Incentive Plan is to promote the interests of St. Jude Medical and St. Jude Medical's shareholders by aiding St. Jude Medical in attracting and retaining employees, officers, consultants, advisors and non-employee directors who are expected to contribute to St. Jude Medical's success, and to enable these individuals to participate in St. Jude Medical's long-term success and growth by giving them a proprietary interest in St. Jude Medical.

Reasons for Approval

        St. Jude Medical currently provides stock-based compensation to employees, officers and non-employee directors under the St. Jude Medical, Inc. 2007 Stock Incentive Plan, as amended and restated, which we refer to as the 2007 Stock Plan. The 2007 Stock Plan will expire by its terms on May 15, 2017 and no more awards may be granted thereunder following the expiration date. The 2016 Stock Incentive Plan will allow for the continued use of stock-based compensation beyond May 15, 2017.

        The board of directors believes that stock-based compensation has been, and will continue to be, a very important factor in attracting, retaining and motivating highly qualified officers, employees and non-employee directors who can contribute significantly to the management, growth and profitability of St. Jude Medical's business. Additionally, the board believes that stock-based compensation aligns the interests of St. Jude Medical's management and non-employee directors with the interests of St. Jude Medical's shareholders. The availability of stock-based compensation not only increases employees' focus on the creation of shareholder value, but also enhances employee retention and generally provides increased motivation for St. Jude Medical's employees to contribute to the future success of St. Jude Medical.

        As of September 7, 2016, 7,847,892 shares remained available for future awards under the 2007 Stock Plan (including up to 3,484,648 shares of restricted stock, restricted stock units or other full-value awards). In addition, a total of 904,388 shares remained available for future awards under the St. Jude Medical, Inc. 1997 Stock Option Plan, the St. Jude Medical, Inc. 2000 Stock Plan and the St. Jude Medical, Inc. 2002 Stock Plan. Upon shareholder approval of the 2016 Stock Incentive Plan, no further awards will be granted under any of these prior plans. St. Jude Medical does not grant stock-based awards under any other plan. If the mergers are not consummated by May 15, 2017, St. Jude Medical will need the 2016 Stock Incentive Plan to grant stock-based awards beyond May 15, 2017.

        St. Jude Medical shares are issued to St. Jude Medical employees under the St. Jude Medical, Inc. 2007 Employee Stock Purchase Plan, which is considered to be an "employee stock purchase plan" within the meaning of Section 423 of the Code. As of September 7, 2016, approximately 4,124,794 shares remained available for future awards under the 2007 Employee Stock Purchase Plan.

        A copy of the 2016 Stock Incentive Plan is attached as Annex D to this proxy statement/prospectus. The following summary of the material terms of the 2016 Stock Incentive Plan is qualified in its entirety by reference to the full text of the 2016 Stock Incentive Plan.

        Shareholder approval of the 2016 Stock Incentive Plan is necessary in order for St. Jude Medical to satisfy the shareholder approval requirements of the New York Stock Exchange. In addition, the board of directors is requesting this vote by the shareholders to approve the 2016 Stock Incentive Plan to satisfy the shareholder approval requirements of Section 162(m) of the Code. In general, Section 162(m) places a limit on the deductibility for federal income tax purposes of the compensation paid to St. Jude Medical's chief executive officer or any of St. Jude Medical's three other most highly compensated executive officers (other than St. Jude Medical's chief financial officer). Under Section 162(m), compensation paid to such persons in excess of $1 million in a taxable year generally is not deductible. However, compensation that qualifies as "performance-based" under Section 162(m) does not count against the $1 million deduction limitation. One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the plan under which compensation may be paid be disclosed to and approved by St. Jude Medical's shareholders. For purposes of Section 162(m), the material terms include (a) the employees eligible to receive compensation, (b) a description of the business criteria on which the performance goals may be based and (c) the maximum amount of compensation that can be paid to an employee under the performance goals. Each of these aspects of the 2016 Stock Incentive Plan is discussed below.

        Section 162(m) also requires that shareholders approve the material terms under which the performance-based compensation is to be paid under a plan at least every five years if (as is the case under the 2007 Stock Plan) the plan's administrative committee has authority to change the specific targets under the shareholder approved performance goals. St. Jude Medical's shareholders last approved the material terms of the 2007 Stock Plan at St. Jude Medical's 2011 annual meeting. If St. Jude Medical's shareholders do not approve the 2016 Stock Incentive Plan, the 2007 Stock Plan will remain in full effect according to its terms, and St. Jude Medical will be able to continue to make awards under the 2007 Stock Plan, subject to the existing authorized share limits, until its expiration on May 15, 2017, provided that any future grants that are conditioned on the achievement of one or more performance goals will not be deemed performance-based compensation exempt from Section 162(m) limitations.

Administration

        St. Jude Medical's compensation committee administers the 2016 Stock Incentive Plan and has full power and authority to determine when and to whom awards are granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2016 Stock Incentive Plan. In addition, the compensation committee can specify whether, and under what circumstances, awards to be received under the 2016 Stock Incentive Plan or amounts payable under such awards may be deferred automatically or at the election of either the holder of the award or the compensation committee. Subject to the provisions of the 2016 Stock Incentive Plan discussed below, the compensation committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The compensation committee has authority to interpret the 2016 Stock Incentive Plan and establish rules and regulations for the administration of the 2016 Stock Incentive Plan.

        The compensation committee may delegate its powers under the 2016 Stock Incentive Plan to one or more directors (including a director who is also one of St. Jude Medical's officers), except that the compensation committee may not delegate its powers to grant awards to executive officers or directors who are subject to Section 16 of the Exchange Act, or in a way that would violate Section 162(m) of the Code, applicable exchange rules or applicable corporate law. The board of directors may also exercise the powers of the compensation committee at any time, so long as its actions would not violate Rule 16b-3 or Section 162(m) of the Code. However, only the compensation committee, or another committee of the board composed of independent directors, may grant awards to non-employee directors.

Eligible Participants

        Any employee, officer, consultant, advisor or non-employee director providing services to St. Jude Medical or any of its affiliates who is selected by the compensation committee or its delegate, is eligible to receive an award under the 2016 Stock Incentive Plan. As of September 7, 2016, approximately 11,000 employees, officers and directors would have been eligible as a class to be selected by the compensation committee to receive awards under the 2016 Stock Incentive Plan. As a frame of reference, approximately 1,700 employees and officers received awards under the 2007 Stock Plan in connection with St. Jude Medical's December 2015 grant cycle.

Shares Available for Awards

        The maximum number of St. Jude Medical shares that may be issued under all stock-based awards made under the 2016 Stock Incentive Plan is 27,000,000. No shares subject to any outstanding awards under the 2007 Stock Plan or any prior plan that are forfeited, canceled or reacquired by St. Jude Medical shall become available for re-issuance under the 2016 Stock Incentive Plan. Likewise, upon shareholder approval of the 2016 Stock Incentive Plan, no further awards will be granted under any of these prior plans. No person may be granted under the 2016 Stock Incentive Plan options or stock appreciation rights for more than 750,000 shares in the aggregate in any calendar year. No person may be granted performance awards denominated in shares for more than 250,000 shares in the aggregate in any calendar year. The maximum amount payable pursuant to all performance awards denominated in cash to any participant in the aggregate in any calendar year is $9,000,000 in value.

        No non-employee director may be granted awards denominated in shares for a value of more than $500,000 in the aggregate in any calendar year. However, this limit does not apply to any award made pursuant to any election by the director to receive an award in lieu of all or a portion of annual and committee retainers and meeting fees.

        The compensation committee will adjust the number of shares and share limits described above in the case of any dividend (other than a regular cash dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights or other similar corporate transaction or event that affects St. Jude Medical shares, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2016 Stock Incentive Plan.

Types of Awards and Terms and Conditions

        The 2016 Stock Incentive Plan permits the granting of:

  •
  stock options (including both incentive and non-qualified stock options);

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  stock appreciation rights, which are referred to as SARs;

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  restricted stock and restricted stock units;

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  dividend equivalents;

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  performance awards of cash or stock;

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  stock awards; and

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  other stock-based awards.

        Awards may be granted alone, in addition to, in combination with or in substitution for any other award granted under the 2016 Stock Incentive Plan or any other compensation plan. Awards can be granted for no cash consideration or for any cash or other consideration as may be determined by the compensation committee or as required by applicable law. Awards may provide that upon the grant or exercise thereof, the holder will receive cash, St. Jude Medical shares, other securities, other awards or other property, or any combination of these in a single payment, installments or on a deferred basis. The exercise price per share under any stock option and the grant price of any SAR may not be less than the fair market value of St. Jude Medical shares on the date of grant of such option or SAR except if the award is in substitution for an award previously granted by an entity acquired by or merged with St. Jude Medical. Determinations of fair market value under the 2016 Stock Incentive

Plan are made in accordance with methods and procedures established by the compensation committee. The term of awards may not be longer than 10 years from the date of grant, except that the term of each option and SAR may not be longer than 8 years from the date of grant. No options or SARs may become fully exercisable, and no restricted stock or restricted stock units may become fully vested, in less than three years from the date of grant (or, in the case of exercise or vesting upon the attainment of performance goals or other performance-based objectives, less than one year measured from the commencement of the period over which performance is evaluated), except that a maximum of 5% of the aggregate number of shares available for issuance under the 2016 Stock Incentive Plan may be issued as options, SARs, restricted stock or restricted stock units that do not comply with the applicable three-year or one-year minimum exercise or vesting requirements. Awards will be adjusted by the compensation committee in the case of a dividend (other than a regular cash dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights or other similar corporate transaction or event that affects St. Jude Medical shares in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2016 Stock Incentive Plan.

        Stock Options.    The holder of an option is entitled to purchase a number of St. Jude Medical shares at a specified exercise price during a specified time period, all as determined by the compensation committee. The option exercise price may be payable either in cash or, at the discretion of the compensation committee, in St. Jude Medical shares, other securities, other awards or other property having a fair market value on the exercise date equal to the exercise price.

        Stock Appreciation Rights.    The holder of an SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date) of a specified number of St. Jude Medical shares over the grant price of the SAR. SARs vest and become exercisable in accordance with a vesting schedule established by the compensation committee.

        Restricted Stock and Restricted Stock Units.    The holder of restricted stock will own St. Jude Medical shares subject to restrictions imposed by the compensation committee (including, for example, restrictions on the right to vote the restricted stock or to receive any dividends with respect to the stock) for a specified time period determined by the compensation committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the compensation committee, to receive St. Jude Medical shares, or a cash payment equal to the fair market value of those shares, at some future date determined by the compensation committee. If the participant's employment or service terminates during the vesting period for any other reason, the restricted stock and restricted stock units will be forfeited, unless an award agreement provides otherwise or the compensation committee determines that it would be in St. Jude Medical's best interest to waive the remaining restrictions.

        Dividend Equivalents.    The holder of a dividend equivalent will be entitled to receive payments (in cash, St. Jude Medical shares, other securities, other awards or other property) equivalent to the amount of cash dividends paid to St. Jude Medical's shareholders with respect to a number of shares determined by the compensation committee. Dividend equivalents will be subject to other terms and conditions determined by the compensation committee, but the compensation committee may not grant dividend equivalents in connection with grants of options, SARs or other awards the value of which is based solely on an increase in the value of the shares after the date of grant of such award. In addition, no dividend or dividend equivalent payments will be made to a participant with respect to any performance award or other award subject to performance-based vesting conditions prior to the date on which all conditions or restrictions relating to such award have been satisfied, waived or lapsed.

        Performance Awards.    In addition to options and SARs, the compensation committee may grant awards under the 2016 Stock Incentive Plan that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. A performance award may be payable in cash or stock and will be conditioned solely upon the achievement of one or more objective performance goals established by the compensation committee in compliance with Section 162(m) of the Code. The compensation committee must establish the performance goals and the performance period and determine the amounts of the performance awards and any other terms for each participant in accordance with the requirements of Section 162(m) of the Code.

        Performance goals must be based solely on one or more of the following business criteria, applied on a corporate, subsidiary, division, business unit or line of business basis: sales, revenue, costs, expenses, earnings (including one or more of net profit after tax, gross profit, operating profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, earnings per share from continuing operations, operating income, pre-tax income, operating income margin, net income, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on actual or pro forma assets, net assets, equity, investment, capital and net capital employed), shareholder return (including total shareholder return relative to an index or peer group), stock price, economic value added, cash generation, cash flow, unit volume, working capital, market share, cost reductions and strategic plan development and implementation. The measure of performance may be set by reference to an absolute entity or business unit standard or a relative comparison to a group of entities or other external measures. To the extent consistent with Section 162(m) of the Code, the compensation committee may, when it establishes performance criteria, also specify excludable charges or other items related to an event or occurrence which the compensation committee determines should appropriately be excluded, including:

  •
  asset write-downs, litigation or claim judgments or settlements, reorganizations, the impact of acquisitions and divestitures, restructurings, discontinued operations, early extinguishment of debt, extraordinary items and other unusual or non-recurring items;

  •
  foreign exchange gains and losses or an event either not directly related to St. Jude Medical's operations or not within the reasonable control of St. Jude Medical's management; or

  •
  the cumulative effects of tax or accounting changes in accordance with GAAP (or other accounting principles which may then be in effect).

        Under the 2016 Stock Incentive Plan, the compensation committee is required to certify that the applicable performance goals have been met prior to payment of any performance awards to participants to the extent required by Section 162(m) of the Code.

        Stock Awards.    The compensation committee may grant unrestricted St. Jude Medical shares, subject to terms and conditions determined by the compensation committee and the limitations in the 2016 Stock Incentive Plan.

        Other Stock-Based Awards.    The compensation committee is also authorized to grant other types of awards that are denominated or payable in, valued in whole or in part by reference to or otherwise based on or related to St. Jude Medical shares, subject to terms and conditions determined by the compensation committee and the limitations in the 2016 Stock Incentive Plan. No such award may contain a purchase right or an option-like exercise feature.

Counting Shares

        If an award entitles the holder to receive or purchase St. Jude Medical shares, the shares covered by such award or to which the award relates are counted against the aggregate number of shares available for awards under the 2016 Stock Incentive Plan, except that with respect to any awards other than options, SARs or other awards the value of which is based solely on an increase in the value of the shares after the date of grant of such award, which we refer to as full value awards, the number of shares available for awards is reduced by 3.5 shares for each share covered by such award or to which such award relates.

        Awards that do not entitle the holder to receive or purchase shares are not counted against the aggregate number of shares available for awards under the 2016 Stock Incentive Plan.

        Shares issued under awards granted in substitution for awards previously granted by an entity that is acquired by or merged with St. Jude Medical shall not be counted against the aggregate number of shares available for awards under the 2016 Stock Incentive Plan.

        If any shares covered by an award or to which an award relates are not purchased or are forfeited or are reacquired by St. Jude Medical or if an award otherwise terminates or is canceled without delivery of any shares, then the number of shares counted pursuant to the 2016 Stock Incentive Plan with respect to such award, to the extent of any such forfeiture, reacquisition, termination or cancellation, will again be available for granting awards under the 2016 Stock Incentive Plan.

        The following shares are not available again for granting awards under the 2016 Stock Incentive Plan:

  •
  any shares which would have been issued upon any exercise of an option but for the fact that the exercise price was paid by a "net exercise" or any shares tendered in payment of the exercise price of an option;

  •
  any shares withheld by St. Jude Medical or shares tendered to satisfy any tax withholding obligation with respect to an option or SAR;

  •
  shares covered by a stock-settled SAR issued under the 2016 Stock Incentive Plan that are not issued in connection with settlement in shares upon exercise; or

  •
  shares that are repurchased by St. Jude Medical using option exercise proceeds.

        Shares that are withheld by St. Jude Medical or tendered in connection with the satisfaction of tax obligations relating to a full value award are again available for granting awards under the 2016 Stock Incentive Plan.

Duration, Termination and Amendment

        Unless discontinued or terminated by the board of directors, the 2016 Stock Incentive Plan will expire on the tenth anniversary of the shareholders' meeting. No awards may be made after that date, and no performance award may be granted after the first shareholder meeting to occur in the fifth year following the year in which shareholders last approved (or re-approved) the performance goals under the 2016 Stock Incentive Plan. The board of directors may amend, alter, suspend, discontinue or terminate the 2016 Stock Incentive Plan at any time, although shareholder approval must be obtained for any amendment to the 2016 Stock Incentive Plan that would increase the number of St. Jude Medical shares available under the 2016 Stock Incentive Plan, increase the award limits under the 2016 Stock Incentive Plan permit awards of options or SARs at a price less than fair market value, permit cash buyouts or repricing of options or SARs cause Section 162(m) of the Code to become unavailable with respect to the 2016 Stock Incentive Plan, or reduce the minimum vesting requirements contrary to the terms of the 2016 Stock Incentive Plan for options, SARs, or restricted stock and restricted stock units. Shareholder approval is also required for any action that requires shareholder approval under the rules and regulations of the SEC, the NYSE or any other securities exchange that are applicable to us.

Prohibition on Repricing Awards

        Without the approval of St. Jude Medical's shareholders, the compensation committee will not reprice, adjust or amend the exercise price of any options or the grant price of any SARs previously awarded, whether through amendment, cancellation and replacement grant of any type of award, cash buyout or any other means, except in connection with a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights or other similar corporate transaction or event that affects St. Jude Medical shares in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2016 Stock Incentive Plan.

Clawback and Recoupment

        All awards granted under the 2016 Stock Incentive Plan are subject to recovery or other penalties pursuant to any St. Jude Medical clawback policy, as may be adopted or amended from time to time, or any applicable law, rule or regulation or applicable stock exchange rule.

Change in Control

        No award agreement granted under the 2016 Stock Incentive Plan will provide for accelerated exercisability of any award or the lapse of restrictions relating to any award in connection with a change in control event other than a "Change in Control" defined as follows: (i) the acquisition by any person, entity or "group," within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than St. Jude Medical or any of its affiliates, or any employee benefit plan of St. Jude Medical and/or one or more of its affiliates, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either the St. Jude Medical shares then outstanding or the combined voting power of St. Jude Medical's then outstanding voting securities in a transaction or series of transactions; or (ii) individuals who, as of the date of grant of an award, constitute the board (generally the "directors" and as of the date of grant, the "Continuing Directors") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date of grant whose nomination for election was approved in advance by a vote of at least three-quarters of the Continuing Directors (other than a nomination of an individual whose initial assumption of office is in connection with an actual or threatened solicitation with respect to the election or removal of the directors of St. Jude Medical, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be deemed to be a Continuing Director; or (iii) the consummation of a reorganization, merger, consolidation, liquidation or dissolution of St. Jude Medical or of the sale (in one transaction or a series of related transactions) of all or substantially all of the assets of St. Jude Medical.

Transferability of Awards

        Awards under the 2016 Stock Incentive Plan may be transferred by will or by the laws of descent and distribution. No award nor any right thereunder (other than any fully vested and unrestricted shares thereunder) may be pledged, alienated, attached or otherwise encumbered.

Federal Income Tax Consequences

        Grant of Options and SARs.    The grant of a stock option (either an incentive stock option or a non-qualified stock option) or SAR is not expected to result in any taxable income for the recipient.

        Exercise of Incentive Stock Options.    No taxable income is realized by the optionee upon the exercise of an incentive stock option. If stock is issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such award holder within two years after the date of grant or within one year after the transfer of such shares to such award holder, then (1) upon the sale of such shares, any amount realized in excess of the option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (2) St. Jude Medical will not be entitled to a deduction for federal income tax purposes.

        If the stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of either holding period described above, generally (1) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the option price paid for such shares, and (2) St. Jude Medical will be entitled to deduct such amount for federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by St. Jude Medical.

        Exercise of Non-Qualified Stock Options and SARs.    Upon exercising a non-qualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the St. Jude Medical shares acquired on the date of exercise over the exercise price, and St. Jude Medical generally will be entitled at that time to an income tax deduction for the same amount. Upon exercising an SAR, the amount of any cash received and the fair market value on the exercise date of any St. Jude Medical shares received are taxable to the recipient as ordinary income and generally are deductible by us.

        The tax consequence upon a disposition of shares acquired through the exercise of a non-qualified stock option or SAR will depend on how long the shares have been held. Generally, there will be no tax consequence to St. Jude Medical in connection with the disposition of shares acquired under a non-qualified stock option or SAR.

        Restricted Stock.    Recipients of grants of restricted stock generally will be required to include as taxable ordinary income the fair market value of the restricted stock at the time it is no longer subject to a substantial risk of forfeiture. However, an award holder who makes an 83(b) election within 30 days of the date of grant of the restricted stock will incur taxable ordinary income on the date of grant equal to the fair market value of such shares of restricted stock (determined without regard to forfeiture restrictions). With respect to the sale of shares after the forfeiture restrictions have expired, the holding period to determine whether the award recipient has long-term or short-term capital gain or loss generally begins when the restrictions expire, and the tax basis for such shares will generally be based on the fair market value of the shares on that date. However, if the award holder made an 83(b) election as described above, the holding period commences on the date of such election, and the tax basis will be equal to the fair market value of the shares on the date of the election (determined without regard to the forfeiture restrictions on the shares). Dividends, if any, that are paid or accrued while the restricted stock is subject to a substantial risk of forfeiture will also be taxed as ordinary income. St. Jude Medical will generally be entitled to an income tax deduction equal to amounts the award holder includes in ordinary income at the time of such income inclusion.

        Restricted Stock Units, Performance Awards and Dividend Equivalents.    Recipients of grants of restricted stock units, performance awards or dividend equivalents, which we collectively refer to as deferred awards, will not incur any federal income tax liability at the time the awards are granted. Award holders will recognize ordinary income equal to (a) the amount of cash received under the terms of the award or, as applicable, (b) the fair market value of the shares received (determined as of the date of receipt) under the terms of the award. Dividend equivalents received with respect to any deferred award will also be taxed as ordinary income. Cash or shares to be received pursuant to a deferred award generally become payable when applicable forfeiture restrictions lapse; provided, however, that if the terms of the award so provide, payment may be delayed until a later date to the extent permitted under applicable tax laws. St. Jude Medical will generally be entitled to an income tax deduction for any amounts included by the award holder as ordinary income. For awards that are payable in shares, a participant's tax basis is equal to the fair market value of the shares at the time the shares become payable. Upon the sale of the shares, appreciation (or depreciation) after the shares are paid is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

        Other Stock Grants.    As to other grants of St. Jude Medical shares made under the 2016 Stock Incentive Plan not subject to a substantial risk of forfeiture, the holder of the award must recognize ordinary income equal to the excess of (a) the fair market value of the shares received (determined as of the date of receipt) over (b) the amount (if any) paid for the shares by the holder of the award. St. Jude Medical generally will be entitled at that time to an income tax deduction for the same amount.

        Income Tax Deduction.    Subject to the usual rules concerning reasonable compensation, including St. Jude Medical's obligation to withhold or otherwise collect certain income and payroll taxes, and assuming that, as expected, stock options, SARs and certain other performance awards paid under the 2016 Stock Incentive Plan are "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, St. Jude Medical generally will be entitled to a corresponding income tax deduction at the time a participant recognizes ordinary income from awards made under the 2016 Stock Incentive Plan.

        Special Rules for Executive Officers and Directors Subject to Section 16 of the Exchange Act.    Special rules may apply to individuals subject to Section 16 of the Exchange Act. In particular, shares received through exercise or payout of a non-qualified option, an incentive stock option (for purposes of the AMT only), an SAR or a restricted stock unit, and any shares of restricted stock that vest, may be treated as restricted property for purposes of Section 83 of the Code if the recipient has had a non-exempt acquisition of St. Jude Medical shares within the six months prior to the exercise, payout or vesting. Accordingly, the amount of any ordinary income recognized and the amount of St. Jude Medical's income tax deduction will be determined as of the end of that period (unless a special election is made by the recipient pursuant to Section 83(b) of the Code to recognize income as of the date the shares are received).

        Delivery of Shares for Tax Obligation.    Under the 2016 Stock Incentive Plan, the compensation committee may permit participants receiving or exercising awards, subject to the discretion of the compensation committee and upon such terms and conditions as it may impose, to deliver St. Jude Medical shares (either shares received upon the receipt or exercise of the award or shares previously owned by the participant) to St. Jude Medical to satisfy federal, state, local or foreign tax obligations.

        Section 409A of the Internal Revenue Code.    The 2016 Stock Incentive Plan contains provisions intended to prevent adverse tax consequences under Section 409A of the Code to holders of awards granted under the 2007 Stock Plan.

New Plan Benefits

        No awards will be made under the 2016 Stock Incentive Plan that are subject to shareholder approval of the 2016 Stock Incentive Plan prior to the date of the shareholders' meeting. The number and types of awards that will be granted under the 2016 Stock Incentive Plan in the future are not determinable, as the compensation committee will make these determinations in its sole discretion. The closing price for St. Jude Medical shares, as reported on the NYSE on September 7, 2016, was $79.18.

Equity Compensation Plan Information

        The following table summarizes information regarding St. Jude Medical's equity compensation plans in effect as of January 2, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Stock plans approved by shareholders(2)	16,833,115	$48.22	8,860,682
St. Jude Medical, Inc. 2007 Employee Stock Purchase Plan approved by shareholders	—	—	4,612,330
All equity compensation plans approved by shareholders	16,833,115	$48.22	13,473,012
Equity compensation plans not approved by shareholders	—	—	—
Total	16,833,115	$48.22	13,473,012

(1)
The shares available for future issuance as of January 2, 2016 included 107,439 shares available for restricted stock grants under the St. Jude Medical, Inc. 2000 Stock Plan; and, if all remaining shares authorized for issuance under the 2007 Stock Plan were allocated to full value awards such that no additional stock options could be granted under the 2007 Stock Plan, up to 3,309,201 shares available for full value awards under the 2007 Stock Plan.

(2)
Includes the St. Jude Medical, Inc. 1997 Stock Option Plan, the St. Jude Medical, Inc. 2000 Stock Plan, the St. Jude Medical, Inc. 2002 Stock Plan, the St. Jude Medical, Inc. 2006 Stock Plan, and the 2007 Stock Plan.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" approval of St. Jude Medical's 2016 Stock Incentive Plan. Proxies will be voted "FOR" approval of the proposal unless otherwise specified.

PROPOSAL 6: AMENDMENTS TO ST. JUDE MEDICAL'S ARTICLES OF INCORPORATION AND BYLAWS TO DECLASSIFY ST. JUDE MEDICAL'S BOARD OF DIRECTORS

        The St. Jude Medical board of directors is currently divided into three classes, and members of each class are elected to serve for staggered three-year terms. Included in the proxy statement for St. Jude Medical's 2011 annual meeting of shareholders was a shareholder proposal requesting that the St. Jude Medical board of directors declassify the St. Jude Medical board of directors and establish annual elections of St. Jude Medical's directors. The St. Jude Medical board of directors did not oppose the proposal and made no voting recommendation to shareholders regarding the proposal. The board stated that if shareholders approved the shareholder proposal, the board would present for a vote of shareholders at the 2012 annual meeting of shareholders an amendment to St. Jude Medical's articles of incorporation to declassify the board of directors. The shareholder proposal to declassify the board of directors was approved by shareholders, receiving approximately 94% of the votes cast on the proposal. Accordingly, St. Jude Medical presented a proposal at St. Jude Medical's 2012 annual meeting of shareholders to amend St. Jude Medical's articles of incorporation to declassify the board of directors. This proposal failed to receive the requisite number of shareholder votes to pass and St. Jude Medical subsequently resubmitted the proposal for shareholder consideration at the 2013, 2014 and 2015 annual meetings of shareholders. This proposal again failed to meet the requisite shareholder vote required to pass at each of the 2013, 2014 and 2015 annual meetings of shareholders, and St. Jude Medical is now resubmitting the same proposal for shareholder consideration at the shareholders' meeting.

        St. Jude Medical's articles of incorporation (Article IX, Sections 2 and 8) and bylaws (Article II, Section 2(b)) contain provisions regarding the classification of the board of directors and the filling of director vacancies. In light of the shareholder approval at St. Jude Medical's 2011 annual meeting of shareholders to declassify the board, the board of directors has approved amendments to these provisions in the articles of incorporation and bylaws to declassify the board of directors, subject to shareholder approval at the shareholders' meeting, and is recommending such amendments to St. Jude Medical's shareholders.

        If adopted, the amendments would become effective immediately following the shareholders' meeting. Therefore, if the mergers have not been completed by such time, directors elected at the 2017 annual meeting and thereafter would be elected to one-year terms. In accordance with the shareholder proposal that was approved by the shareholders in 2011, the declassification of the board would be phased in so that it does not affect the unexpired term of any director elected before the 2017 annual meeting. Therefore, the directors elected at the 2016 annual meeting will be elected to three-year terms, expiring at the 2019 annual meeting. The terms of the directors elected at the 2015 annual meeting will expire at the 2018 annual meeting, and the terms of the directors elected at the 2014 annual meeting will expire at the 2017 annual meeting. From and after the 2019 annual meeting, all directors would stand for election annually. Any director chosen as a result of a newly created directorship or to fill a vacancy on the board of directors would hold office until the next annual meeting of shareholders. The amendments would also eliminate the supermajority vote required to alter, amend or repeal these provisions in the future.

        Under the terms of the articles of incorporation and bylaws, the proposed amendments must be adopted by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all outstanding St. Jude Medical shares at the shareholders' meeting. If the amendments are not adopted by shareholders, the board of directors will remain classified.

        The proposed amendments to St. Jude Medical's articles of incorporation and bylaws are set forth in Annex B to this proxy statement/prospectus.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" the proposal to amend St. Jude Medical's articles of incorporation and bylaws to declassify the St. Jude Medical board of directors. Proxies will be voted "FOR" approval of the proposal unless otherwise specified.

 PROPOSAL 7: AMENDMENTS TO ST. JUDE MEDICAL'S BYLAWS TO IMPLEMENT PROXY ACCESS

        St. Jude Medical is asking shareholders to approve "proxy access" amendments to St. Jude Medical's bylaws. Proxy access allows eligible shareholders to include their own nominees for director in St. Jude Medical's proxy materials, along with the board-nominated candidates. A non-binding shareholder proposal requesting that St. Jude Medical implement a proxy access right received the support of a majority of St. Jude Medical's shareholders who cast votes at St. Jude Medical's 2015 annual meeting of shareholders. After considering the views expressed by shareholders, the board approved bylaw amendments to implement a proxy access right, subject to shareholder approval, consistent with the request in the 2015 shareholder proposal. The bylaw amendments will not become effective unless approved by the affirmative vote of a majority of the St. Jude Medical shares present in person or by proxy and entitled to vote at the shareholders' meeting.

        A summary of the proposed bylaw amendments is set forth below. The following summary of the proposed bylaw amendments is qualified in its entirety by reference to the text of the proposed amendments, which is set forth in Annex C of this proxy statement.

Shareholders' Eligibility to Nominate

        The proposed amendment would permit any shareholder or group of up to 20 shareholders who have maintained continuous qualifying ownership of at least 3% or more of the St. Jude Medical shares outstanding for at least the previous three years to include a specified number of director nominees in St. Jude Medical's proxy materials for its annual meeting of shareholders.

Calculation of Qualifying Ownership

        In order to ensure that the interests of shareholders seeking to include director nominees in St. Jude Medical's proxy materials are aligned with those of other shareholders, a nominating shareholder would be considered to own only the shares for which the shareholder possesses the full voting and investment rights and the full economic interest (including the opportunity for profit and risk of loss). Under this provision, borrowed or hedged shares would not count as "owned" shares.

Number of Shareholder-Nominated Candidates

        The maximum number of shareholder-nominated candidates would be equal to 25% of the directors in office on the last day on which a shareholder nomination may be made. If the 25% calculation does not result in a whole number, the maximum number of shareholder-nominated candidates would be the closest whole number below 25%. Based on St. Jude Medical's board of directors' current size of ten directors, the maximum number of shareholder-nominated candidates that could be required to be included in St. Jude Medical's proxy materials for an annual meeting is two. Shareholder-nominated candidates that are either later withdrawn or that the board of directors determines to include in the proxy materials as board-nominated candidates, and any director in office as of the nomination deadline who was previously included in St. Jude Medical's proxy materials as a shareholder-nominated candidate and whose term extends past the current election for which St. Jude Medical is soliciting proxies, will in each case be counted against the 25% maximum.

        If the St. Jude Medical board of directors decides to reduce the size of the board of directors after the nomination deadline due to a vacancy, the 25% calculation will be applied to the reduced size of the board of directors, with the potential result that a shareholder-nominated candidate may be disqualified. If St. Jude Medical receives a notice that a shareholder intends to nominate for election one or more nominees in a contested election, no shareholder nominees will be included in St. Jude Medical's proxy materials.

Procedure for Selecting Candidates in the Event the Number of Nominees Exceeds 25%

        Nominating shareholders that submit more than one nominee are required to provide a ranking of their proposed nominees. If the number of shareholder-nominated candidates exceeds 25%, the highest ranking qualified individual from the list proposed by each nominating shareholder or group, beginning with the nominating shareholder or group with the largest qualifying ownership and proceeding through the list of nominating shareholders or groups in descending order of qualifying ownership, will be selected for inclusion in the proxy materials until the maximum number is reached.

Nominating Procedure

        In order to provide adequate time to assess shareholder-nominated candidates, requests to include shareholder-nominated candidates in St. Jude Medical's proxy materials must be received no earlier than 150 days and no later than 120 days before the anniversary of the date that St. Jude Medical issued its proxy statement for the previous year's annual meeting of shareholders.

Information Required of All Nominating Shareholders

        Each shareholder seeking to include a director nominee in St. Jude Medical's proxy materials is required to provide certain information, including:

  •
  proof of qualifying stock ownership as of the date of the submission and the record date for the annual meeting,

  •
  a description of any arrangement with respect to the nomination between the shareholder and any other person,

  •
  a description of any compensatory arrangements with any person other than St. Jude Medical in connection with the shareholder nominee's candidacy for director or service as a director,

  •
  a description of any derivative interest in St. Jude Medical shares that has been entered into by or on behalf of the shareholder,

  •
  the shareholder's notice on Schedule 14N required to be filed with the SEC,

  •
  the written consent of the shareholder nominee to being named in the proxy statement and serving as a director, if elected, and

  •
  the information required by the advance notice provision of St. Jude Medical's bylaws.

        Nominating shareholders are also required to make certain representations and agreements, including:

  •
  lack of intent to change or influence control of St. Jude Medical,

  •
  intent to maintain qualifying ownership through the meeting date,

  •
  refraining from nominating any person for election to the board other than its shareholder nominees submitted through the proxy access process,

  •
  only participating in the solicitation of their nominees or board nominees,

  •
  not distributing any form of proxy for the annual meeting other than the form distributed by St. Jude Medical,

  •
  complying with applicable laws and regulations, including proxy solicitation rules,

  •
  promptly providing to St. Jude Medical any solicitation or other communication with St. Jude Medical's shareholders relating to the annual meeting, one or more of the directors then in office or any shareholder nominee,

  •
  assuming liabilities arising out of its communications with shareholders of St. Jude Medical and the information that the nominating shareholder provides to St. Jude Medical or files with the SEC and

  •
  indemnifying St. Jude Medical against losses arising out of the nomination.

Information Required of All Shareholder Nominees

        Each shareholder nominee is required to provide certain representations and agreements, including:

  •
  acting in accordance with his or her duties under the MBCA,

  •
  refraining from any voting agreement, commitment or assurance if elected as a director,

  •
  compliance with applicable law and stock exchange requirements and St. Jude Medical's policies and guidelines applicable to directors and

  •
  accuracy and completeness of all information provided to St. Jude Medical.

        Each shareholder nominee must submit a resignation in connection with his or her nomination, which will only become effective upon the board finding that certain information provided by the shareholder nominee in connection with the nomination is untrue or that the nominating shareholder or the shareholder nominee breached or failed to comply with his or her agreements or representations under the bylaws. Shareholder nominees also must submit completed and signed questionnaires required of St. Jude Medical's directors and officers and provide any additional information necessary for the board's evaluation and determination of their independence.

Disqualification of Shareholder Nominees

        St. Jude Medical will not be required to include a shareholder nominee in its proxy materials if:

  •
  the nominee is not independent under any applicable independence standards,

  •
  the nominee's election would cause St. Jude Medical to violate its articles of incorporation, bylaws, any applicable listing standards or any laws, rules or regulations,

  •
  the nominee has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years,

  •
  the nominee is the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past ten years,

  •
  the nominee is subject to certain specified orders, including final orders of certain state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders and SEC stop orders or

  •
  the nominee or the nominating shareholder has provided false and misleading information to St. Jude Medical or has breached or failed to comply with any of their respective obligations under the bylaws.

Future Disqualification of Shareholder Nominees

        Shareholder nominees who are included in St. Jude Medical's proxy materials but subsequently withdraw from or become ineligible or unavailable for election at the annual meeting will be ineligible for nomination for the next two annual meetings.

Supporting Statement

        Nominating shareholders are permitted to include in the proxy statement a 500-word statement in support of their nominee(s). St. Jude Medical may omit any information or statement that it, in good faith, believes would violate any applicable law or regulation, is materially false or misleading, impugns the character, integrity or personal reputation of any person or makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person.

Interpretations

        The St. Jude Medical board of directors, any committee of the board, the chairman of the board or the secretary of St. Jude Medical may, if the facts warrant, determine that a shareholder notice received by St. Jude Medical relating to a proposed nomination or an item of business to be brought before a shareholder meeting does not satisfy the requirements in St. Jude Medical's bylaws. The board of directors, any committee of the board of directors or the chairman of the annual meeting have the power to determine whether a proposed nomination or any other business brought before a shareholder meeting complies with the procedures set forth in the bylaws and to determine that a defective nomination or proposal will be disregarded. Any such determinations made in good faith will be final and binding on St. Jude Medical, the shareholders and all other parties.

Other Changes

        The proposed bylaw amendments also include conforming changes to Section 2 of Article I and Section 3 of Article II thereof.

Effectiveness

        If adopted, the proposed bylaw amendments would be effective immediately following the shareholders' meeting and, if the mergers have not been completed prior to such time, proxy access will be available for use at the 2017 annual meeting of shareholders.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" the proposal to amend St. Jude Medical's bylaws to implement proxy access. Proxies will be voted "FOR" approval of the proposal unless otherwise specified.

 PROPOSAL 8: PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The audit committee of the St. Jude Medical board of directors has appointed Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016. Ernst & Young LLP will audit St. Jude Medical's consolidated financial statements for 2016 and perform other services approved by the audit committee.

Audit and Other Fees

        The following table presents fees for professional services by type and amount charged to St. Jude Medical during fiscal years 2015 and 2014 (in thousands):

	2015	2014
Audit Fees(1)	$6,287	$6,284
Audit-Related Fees(2)	$340	$111
Tax Fees(3)	$5,860	$6,016
All Other Fees(4)	$114	$430

(1)
Audit fees represent fees billed for professional services rendered for: the audit of St. Jude Medical's annual financial statements; the review of quarterly financial statements; services that are normally provided by an accountant in connection with statutory and regulatory filings or engagements; and services that generally only an auditor reasonably can provide. This category includes: fees for statutory audits required domestically and internationally; comfort letters; consents; assistance with and review of documents filed with the SEC; Section 404 attestation services; other attest services that generally only an auditor can provide; work done by tax professionals in connection with the audit or quarterly review; and accounting consultations billed as audit services, as well as other accounting and financial reporting consultation and research work necessary to comply with the standards of the Public Company Accounting Oversight Board of the United States.

(2)
Audit-related fees represent amounts for employee benefit plan audits, accounting consultations in connection with acquisitions and other attestation services.

(3)
Tax fees represent amounts for preparation or review of St. Jude Medical's income and related tax returns, tax planning and tax advice. Tax fees for preparation or review of St. Jude Medical's income and related tax returns totaled $720 (thousand) and $786 (thousand) in fiscal years 2015 and 2014, respectively. Tax advisory fees in 2015 and 2014 were higher than in prior years due to international tax planning activities St. Jude Medical implemented during this period.

(4)
Includes fees billed for information technology and cyber-security assessment services.

Pre-Approval Policy for Audit and Permissible Non-Audit Services

        In 2003, the audit committee adopted the "Pre-Approval of Independent Auditor Services and Fees" policy. The policy requires that all services by St. Jude Medical's independent registered public accounting firm be approved in advance by the audit committee and expresses a preference that non-audit services be performed by persons other than St. Jude Medical's independent registered public accounting firm. Each year, the audit committee approves the performance of, and fees for, the annual audit. Once a year, the audit committee reviews general requests to approve non-audit matters, including fees, performed by St. Jude Medical's independent registered public accounting firm. In addition, specific requests for non-audit services by the independent registered public accounting firm may be brought to the audit committee from time to time. The policy also prohibits engaging the independent registered public accounting firm to perform services prohibited by law.

        In 2014 and 2015, there were no fees paid to St. Jude Medical's independent registered public accounting firm that were not approved in advance by the audit committee.

Ratification of Appointment

        A proposal will be presented at the shareholders' meeting to ratify the appointment of Ernst & Young LLP as St. Jude Medical's independent registered public accounting firm for 2016 in order to ascertain the views of St. Jude Medical's shareholders on this appointment. If St. Jude Medical's shareholders do not ratify the appointment of Ernst & Young LLP, the audit committee will reconsider its selection of St. Jude Medical's independent registered public accounting firm for 2016. Even if the appointment is ratified, the audit committee, which is solely responsible for appointing and terminating St. Jude Medical's independent registered public accounting firm, may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of St. Jude Medical and its shareholders. A representative of Ernst & Young LLP will be present at the shareholders' meeting and will have an opportunity to make a statement and to answer your questions.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" ratification of the appointment of Ernst & Young LLP. Proxies will be voted "FOR" ratification of this appointment unless otherwise specified.

 PROPOSAL 9: ADJOURNMENT OF THE SHAREHOLDERS' MEETING TO SOLICIT ADDITIONAL PROXIES

        St. Jude Medical shareholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the shareholders' meeting (or a recess or postponement thereof, in each case), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement, which we refer to as the adjournment proposal. If the adjournment proposal is approved, the shareholders' meeting could be successively adjourned to any date. St. Jude Medical does not intend to call a vote on adjournment of the shareholders' meeting to solicit additional proxies if the merger agreement is approved at the shareholders' meeting.

        The St. Jude Medical board of directors unanimously recommends that you vote "FOR" adjournment of the shareholders' meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the shareholders' meeting to approve the merger agreement. Proxies will be voted "FOR" adoption of this proposal unless otherwise specified.

PROPOSAL 10: SHAREHOLDER PROPOSAL REGARDING SUPERMAJORITY VOTING

        St. Jude Medical has been notified that Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, intends to present the following proposal for consideration at the shareholders' meeting. Mr. Chevedden has represented to St. Jude Medical that he is the beneficial owner of no fewer than 50 shares of St. Jude Medical's stock, has held such stock continuously for over one year and will hold such stock through the shareholders' meeting.

        In accordance with SEC rules, the proposal, along with the supporting statement of the shareholder proponent, is set forth below. St. Jude Medical is not responsible for the content of the proposal or supporting statement. The board of directors opposes and unanimously recommends that you vote "AGAINST" the proposal for the reasons stated after the proposal.

Shareholder Proposal—Simple Majority Vote

        "RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend up to $10,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage. With an $18 billion market capitalization our company can afford $10,000.

        This proposal will address the predicament that we voted 96% in favor of annual election of each director at our 2015 annual meeting—yet our management declared a vote of 96% in favor a failed vote.

        Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by status quo management.

        This proposal topic won from 74% to 88% at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these widely supported proposals included Ray T. Chevedden and William Steiner.

        Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate charter and bylaws.

        Please vote to enhance shareholder value."

Board Recommendation

        The St. Jude Medical board of directors has considered the above proposal and recommends a vote "AGAINST" the proposal.

        The St. Jude Medical board of directors has carefully considered the above proposal and believes that it is not in the best interests of St. Jude Medical or St. Jude Medical's shareholders. Consequently, the board recommends that the shareholders vote against the proposal.

        The board believes that the supermajority voting provisions contained in St. Jude Medical's articles of incorporation and bylaws (collectively, the "Governance Documents") are appropriate and necessary. These provisions are limited in scope, apply to only a few fundamental matters and protect St. Jude

Medical's shareholders from short-term investors whose interests may not align with the interests of other shareholders.

        Under St. Jude Medical's Governance Documents, a simple majority vote requirement already applies to most matters submitted to a vote of St. Jude Medical's shareholders. In only a few cases do St. Jude Medical's Governance Documents require the affirmative vote of a "supermajority" of shareholders. There are generally two situations when a greater than majority vote is required under St. Jude Medical's Governance Documents. The first situation involves amendments to Article IX of St. Jude Medical's articles of incorporation, which addresses how St. Jude Medical is managed and includes provisions for the removal of directors, the classified board provisions, and certain provisions relating to the powers of the board. The affirmative vote of 80% of the outstanding shares is required to amend Article IX.

        The second situation involves the approval of certain business combinations with a 10% shareholder under the "fair price" provisions of Article XIII of St. Jude Medical's articles of incorporation. The affirmative vote of 75% of the outstanding shares is required to approve such transactions. Minnesota law permits companies to adopt such voting requirements, and a number of publicly traded companies have adopted these provisions to preserve and maximize long-term value for all shareholders.

        The board strongly believes that the higher voting requirements in these limited circumstances are in the best interests of St. Jude Medical and St. Jude Medical's shareholders. Fundamental changes to St. Jude Medical's corporate governance structure as set forth in Article IX should occur only with the support of a broad consensus of St. Jude Medical's shareholders. Without these provisions, it would be possible for a group of shareholders to approve modifications to St. Jude Medical's governance structure that are not in the best interests of St. Jude Medical and are opposed by nearly half of St. Jude Medical's shareholders. If the simple majority vote standard is adopted as proposed, a group holding as little as 25.1% of the outstanding shares could approve significant changes to St. Jude Medical's corporate governance that negatively impact the interests of St. Jude Medical's shareholders at a meeting with barely half of the shares outstanding represented.

        Generally, the approval of a business combination involving St. Jude Medical, such as a merger, requires only the approval of a majority of the outstanding St. Jude Medical shares. The supermajority voting provisions contained in the "fair price" provision of Article XIII of St. Jude Medical's articles of incorporation protect St. Jude Medical's shareholders against certain types of abusive takeover attempts, such as a front-loaded, two-tier acquisition in which a hostile acquiror purchases a large block of St. Jude Medical shares at a premium to the current market price and then seeks to acquire the remainder of St. Jude Medical from shareholders at a lower price. In that circumstance, the board believes that a supermajority vote is appropriate.

        The supermajority vote requirements protect shareholders, particularly minority shareholders, from the potentially self-interested actions of short-term investors. St. Jude Medical's supermajority voting provisions do not apply to a vast majority of the matters on which St. Jude Medical's shareholders may vote, and do not pose an obstacle to changes that are broadly supported by shareholders. The St. Jude Medical board of directors believes that more meaningful voting requirements are appropriate for issues that have a long-lasting effect on St. Jude Medical.

        The board also disagrees with a number of the statements made by the proponent. At the 2015 annual meeting, approximately 78% of the outstanding shares voted in favor of St. Jude Medical's proposal to amend its Governance Documents to provide for the annual election of directors, not 96% as the proponent suggests. The vote failed because it did not meet the requirements set forth in the Governance Documents by which St. Jude Medical is bound, not because of any declaration by management. Furthermore, the Governance Documents dictate the vote required for a proposal to be successful, not the vote required to defeat a proposal. The proponent's suggestion that a 1% minority vote is all that is required to defeat certain proposals is therefore misleading.

        Consistent with St. Jude Medical's current practice, the board will continue to evaluate the future implementation of appropriate corporate governance measures. However, for the reasons discussed above, the board does not believe it is in the best interests of shareholders or St. Jude Medical to implement the proponent's request for the lowest possible voting thresholds on all matters on which shareholders vote.

        The St. Jude Medical board of directors unanimously recommends that you vote "AGAINST" this shareholder proposal regarding supermajority voting. Proxies will be voted "AGAINST" this shareholder proposal unless otherwise specified.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Wachtell Lipton and the opinion of Gibson Dunn.

        The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the mergers, taken together, to U.S. holders (as defined below) of St. Jude Medical shares that exchange their St. Jude Medical shares for the per share merger consideration in the first merger. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the regulations promulgated under the Code, judicial opinions and administrative rulings and published positions of the Internal Revenue Service, which we refer to as the IRS, each as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

        This discussion applies only to U.S. holders who hold St. Jude Medical shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or that may apply to holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. holders, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, banks and certain other financial institutions, mutual funds, certain expatriates, partnerships, S corporations, or other pass-through entities or investors in partnerships or such other entities, holders who hold St. Jude Medical shares as part of a hedge, straddle, constructive sale or conversion or other integrated transaction, retirement plans, individual retirement accounts or other tax-deferred accounts, regulated investment companies, real estate investment trusts, holders that exercise dissenters' rights and holders who acquired their St. Jude Medical shares through the exercise of employee stock options or other compensation arrangements).

        This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto), nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to U.S. federal income tax. This discussion is not binding on the IRS or the courts and, therefore, could be subject to challenge, which could be sustained. No ruling is intended to be sought from the IRS with respect to the mergers.

        If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds St. Jude Medical shares, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. If you are a person that for U.S. federal income tax purposes is treated as a partner in a partnership holding St. Jude Medical shares, you should consult your own tax advisor about the tax consequences of the mergers to you.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of St. Jude Medical shares that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source.

        The actual tax consequences of the mergers to a particular holder of St. Jude Medical shares may be complex and will depend upon such holder's specific situation and upon factors that are not within the control of Abbott or St. Jude Medical. You are urged to consult with your own tax advisors as to the tax consequences of the mergers to you in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

Treatment of the Mergers as a "Reorganization"

        The obligations of the parties to complete the mergers are conditioned on, among other things, the receipt by each of Abbott and St. Jude Medical of an opinion from its respective nationally recognized outside counsel, each dated and based on the facts and law existing as of the closing date of the mergers, that for U.S. federal income tax purposes the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions will be based upon representation letters provided by Abbott and St. Jude Medical and upon customary factual assumptions, as well as certain covenants and undertakings of Abbott and St. Jude Medical. In addition, in connection with the effectiveness of this registration statement, each of Wachtell Lipton and Gibson Dunn has delivered its opinion to the effect that, on the basis of certain representations, assumptions, covenants and undertakings set forth in such opinion and certificates obtained from officers of Abbott and St. Jude Medical, (i) the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the discussion set forth under this caption "Material U.S. Federal Income Tax Consequences" constitutes the opinion of Wachtell Lipton and Gibson Dunn as to the material U.S. federal income tax consequences of the mergers to holders of St. Jude Medical shares. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the mergers could differ materially from those described below. Neither Abbott nor St. Jude Medical has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the mergers and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in such opinions or below. The following are the material U.S. federal income tax consequences to St. Jude Medical stockholders who, consistent with the opinions of counsel referred to above and subject to the limitations, exceptions, representations, assumptions and qualifications described above, receive Abbott shares and cash pursuant to a transaction constituting a "reorganization" within the meaning of Section 368(a) of the Code.

Consequences to U.S. Holders

        As a result of the mergers, you will recognize gain in an amount equal to the lesser of (i) the amount of gain realized (if any) and (ii) the amount of cash received pursuant to the first merger (excluding any cash received in respect of a fractional share interest). You will not recognize loss realized. For these purposes, gain or loss realized is equal to (x) the sum of the amount of cash (other than cash received in respect of a fractional share interest deemed received and sold as described below) and the fair market value of the Abbott shares received (including any such fractional share interest) pursuant to the first merger minus (y) your adjusted tax basis in the St. Jude Medical shares surrendered (if positive, the amount is gain realized and if negative, the amount is loss realized).

Except as discussed below under "—Possible Treatment of Cash as a Dividend," any recognized gain will be long-term capital gain if, as of the effective date of the first merger, your holding period with respect to the St. Jude Medical shares surrendered exceeds one year. Long-term capital gains of certain non-corporate holders, including individuals, are taxed at preferential rates.

        The aggregate tax basis in the Abbott shares that you receive in the first merger, including any fractional share interests received and sold on your behalf as described below, will equal your aggregate adjusted tax basis in the St. Jude Medical shares you surrender, reduced by the amount of cash received (excluding any cash received in respect of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in respect of a fractional share) on the exchange. Your holding period for the Abbott shares that you receive in the first merger (including a fractional share interest received and sold on your behalf as described below) will include your holding period for the St. Jude Medical shares that you surrender in the exchange.

        If you acquired different blocks of St. Jude Medical shares at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined, the character of that gain or loss, and the basis in your shares of Abbott shares received.

Possible Treatment of Cash as a Dividend

        In some cases, if you actually or constructively own Abbott shares other than Abbott shares received pursuant to the first merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income (and not as capital gain as described above) to the extent of your ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends primarily upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisors regarding the potential tax consequences of the mergers to you.

Receipt of Cash in Respect of a Fractional Abbott Share

        If you receive cash in respect of a fractional Abbott share, you will be treated as having received the fractional share pursuant to the first merger and then as having sold the fractional share for cash in an amount equal to the fractional share cash amount. As a result, you will generally recognize gain or loss equal to the difference between the amount of your fractional share cash amount and the tax basis in your fractional share interest as set forth above. The gain or loss described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, your holding period for the relevant St. Jude Medical share surrendered or exchanged is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        Payments made in exchange for St. Jude Medical shares pursuant to the mergers may be subject, under certain circumstances, to information reporting and backup withholding at the applicable statutory rate (currently, 28%). To avoid backup withholding, if you are a U.S. holder that does not otherwise establish an exemption, you should complete and return IRS Form W-9 (or applicable successor form), certifying under penalties of perjury that you are a "United States person" (within the meaning of the Code), the taxpayer identification number provided is correct and you are not subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder's U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

Other Reporting Requirements

        If you receive Abbott shares as a result of the mergers, you are generally required to retain records pertaining to the mergers. In addition, if immediately prior to the first merger you owned 5% or more (by vote or value) of the total outstanding St. Jude Medical shares or St. Jude Medical shares with a basis of $1 million or more, you will also generally be required to file a statement with your U.S. federal income tax return for the tax year in which the mergers occur setting forth your basis in the St. Jude Medical shares surrendered in the first merger and the fair market value of the Abbott shares and cash received in the first merger.

        This summary of the material U.S. federal income tax consequences of the mergers is for general information only and is not tax advice. Holders of St. Jude Medical shares should consult their tax advisors as to the specific tax consequences to them of the mergers in light of their particular circumstances, including the applicability and effect of any federal, state, local, foreign and other tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The unaudited pro forma condensed combined financial information and explanatory notes give effect to the acquisition of St. Jude Medical by Abbott. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under GAAP. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2016 gives effect to the transaction as if it had occurred on June 30, 2016. The Unaudited Pro Forma Condensed Combined Statements of Earnings for the year ended December 31, 2015 and the six months ended June 30, 2016 give effect as if the transaction had occurred on January 1, 2015.

        On September 16, 2016, Abbott announced that it had entered into an agreement dated September 14, 2016 to sell Advanced Medical Optics (AMO), its vision care business, to Johnson & Johnson for $4.325 billion in cash. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2016 gives effect to this sale as if it had occurred on June 30, 2016. The Unaudited Pro Forma Condensed Combined Statements of Earnings for the year ended December 31, 2015 and the six months ended June 30, 2016 give effect as if the sale had occurred on January 1, 2015.

        Certain financial information of St. Jude Medical as presented in its consolidated financial statements has been reclassified to conform to the historical presentation of Abbott's consolidated financial statements for purposes of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information shows the impact of the mergers on the combined balance sheet and the combined statements of earnings under the acquisition method of accounting with Abbott treated as the acquiror. The acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences may have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the future results of operations and financial position of the combined company.

        The unaudited pro forma condensed combined financial information has been prepared by Abbott in accordance with the regulations of the SEC and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the mergers and the AMO sale occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the combined entity will experience after the mergers and the AMO sale. The unaudited pro forma condensed combined financial information includes adjustments that give effect to events that are directly attributable to the mergers and the AMO sale, factually supportable, and with respect to the statements of earnings, expected to have a continuing impact on the combined results. The accompanying unaudited pro forma condensed combined financial statements also do not include the impact of any expected cost savings, restructuring actions or operating synergies that may be achievable subsequent to the mergers or the AMO sale, or the costs necessary to achieve any such savings, restructurings or synergies.

        The date of the merger agreement between Abbott and St. Jude Medical is April 27, 2016. For purposes of the unaudited pro forma condensed combined financial information only, the valuation of the Abbott share portion of the merger consideration to be transferred at closing uses Abbott's closing share price as of September 7, 2016 of $41.90 per share. The value of the Abbott share portion of the merger consideration for accounting purposes will ultimately be based on the closing share price of Abbott shares on the last trading day prior to the closing date of the transaction, and could materially change from the price reflected in the pro forma information. An increase of 10 percent in the price of Abbott shares would increase the total consideration by approximately $1.073 billion and a decrease of 10 percent in the price of Abbott shares would decrease the total consideration by approximately

$1.073 billion. The total actual Abbott share portion of the merger consideration will fluctuate until the closing of the acquisition of St. Jude Medical.

        The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with (i) the historical consolidated financial statements of Abbott (in Abbott's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and Abbott's Annual Report on Form 10-K for the year ended December 31, 2015 which are incorporated by reference into this proxy statement/prospectus) and (ii) the historical consolidated financial statements of St. Jude Medical (in St. Jude Medical's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2016 and St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended January 2, 2016, which have been incorporated by reference in this proxy statement/prospectus). See the section entitled "Where You Can Find More Information."

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the Year Ended December 31, 2015

(in millions, except per share amounts)

	Abbott	St. Jude Medical	Pro Forma Adjustments		Pro Forma Combined	AMO	Pro Forma Combined (Post AMO Sale)
Net Sales	$20,405	$5,541	$—		$25,946	$(1,133)	$24,813
Cost of products sold, excluding amortization of intangible assets	8,747	1,745			10,492	(551)	9,941
Amortization of intangible assets	601	116	1,244	(a)	1,961	(74)	1,887
Research and development	1,405	704			2,109	(121)	1,988
Selling, general and administrative	6,785	2,033			8,818	(383)	8,435

Total operating cost and expenses	17,538	4,598	1,244		23,380	(1,129)	22,251

Operating earnings	2,867	943	(1,244)		2,566	(4)	2,562
Interest expense	163	103	471	(b)	737	—	737
Interest (income)	(105)	(3)	—		(108)	—	(108)
Net foreign exchange loss (gain)	(93)	7	—		(86)	(4)	(90)
Other (income) expense, net	(281)	(106)	—		(387)	81	(306)

Earnings (loss) from continuing operations before tax	3,183	942	(1,715)		2,410	(81)	2,329
Tax (benefit) expense on earnings from continuing operations	577	62	(398)	(c)	241	15	256

Earnings (loss) from continuing operations	$2,606	$880	$(1,317)		$2,169	$(96)	$2,073

Earnings (loss) per common share from continuing operations
Basic	1.73				1.23		1.18
Diluted	1.72				1.22		1.17
Average Number of Common Shares Outstanding
Basic	1,496		256		1,752		1,752
Diluted	1,506		256		1,762		1,762

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the Six Months Ended June 30, 2016

(in millions, except per share amounts)

	Abbott	St. Jude Medical	Pro Forma Adjustments		Pro Forma Combined	AMO	Pro Forma Combined (Post AMO Sale)
Net Sales	$10,218	$3,010	$—		$13,228	$(576)	$12,652
Cost of products sold, excluding amortization of intangible assets	4,427	983	—		5,410	(262)	5,148
Amortization of intangible assets	289	92	588	(a)	969	(35)	934
Research and development	727	391	—		1,118	(103)	1,015
Selling, general and administrative	3,435	999	(15)	(d)	4,419	(205)	4,214

Total operating cost and expenses	8,878	2,465	573		11,916	(605)	11,311

Operating earnings	1,340	545	(573)		1,312	29	1,341
Interest expense	161	80	235	(b)	437	—	437
			(39)	(d)
Interest (income)	(53)	(1)	—		(54)	—	(54)
Net foreign exchange loss (gain)	488	—	—		488	(5)	483
Other (income) expense, net	27	60	—		87	—	87

Earnings (loss) from continuing operations before tax	717	406	(769)		354	34	388
Tax (benefit) expense on earnings from continuing operations	62	73	(173)	(c)	(38)	20	(18)

Earnings (loss) from continuing operations	$655	$333	$(596)		$392	$14	$406

Earnings (loss) per common share from continuing operations
Basic	0.44				0.23		0.23
Diluted	0.44				0.22		0.23
Average number of common shares outstanding
Basic	1,476		256		1,732		1,732
Diluted	1,482		256		1,738		1,738

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2016

(in millions)

	Abbott	St. Jude Medical	Pro Forma Adjustments		Pro Forma Combined	AMO	Pro Forma Combined (Post AMO Sale)
Assets:
Cash and cash equivalents	$2,578	$398	$(651)	(e)	$2,325	$4,325	$6,650
Short-term investments	1,860	—	—		1,860	—	1,860
Trade receivables, less allowances	3,567	1,330	—		4,897	(230)	4,667
Total inventories	2,813	904	737	(f)	4,454	(233)	4,221
Prepaid expenses and other receivables	2,104	284	—		2,388	(44)	2,344
Current assets held for disposition	66	—	—		66	—	66

Total current assets	12,988	2,916	86		15,990	3,818	19,808
Investments	3,339	382	—		3,721	—	3,721
Net property and equipment	5,826	1,326	—		7,152	(234)	6,918
Intangible assets, net of amortization	5,311	2,146	15,354	(g)	22,811	(563)	22,248
Goodwill	9,752	5,670	8,047	(h)	23,469	(1,987)	21,482
Deferred income taxes and other assets	2,613	218	(701)	(i)	2,130	(107)	2,023
Non-current assets held for disposition	2	—	—		2	—	2

	$39,831	$12,658	$22,786		$75,275	$927	$76,202

Liabilities:
Short-term borrowings	$2,892	$451	$(451)	(j)	$4,892	$—	$4,892
			2,000	(k)
Trade accounts payable	1,153	242	—		1,395	(83)	1,312
Salaries, wages and commissions	717	268	—		985	(45)	940
Other accrued liabilities	2,931	455	(20)	(l)	3,366	(117)	3,249
Dividends payable	383	88	—		471	—	471
Income taxes payable	232	—	—		232	197	429
Current portion of long-term debt	4	209	(79)	(j)	134	—	134
Current liabilities held for disposition	361	—	—		361	—	361

Total current liabilities	8,673	1,713	1,450		11,836	(48)	11,788
Long-term debt	6,016	5,431	530	(j)	23,526	—	23,526
			139	(m)
			11,504	(n)
			(94)	(o)
Post-employment obligations, deferred income taxes and other long-term liabilities	4,347	1,233	2,087	(p)	8,622	(152)	8,470
			1,656	(q)
			(701)	(i)
Commitments and contingencies	—	—	—		—	—	—
Shareholders' Investment:
Common shares	$12,835	$260	$(260)	(r)	$23,562	$—	$23,562
			10,727	(s)
Common shares held in treasury, at cost	(10,821)	—	—		(10,821)	—	(10,821)
Earnings employed in the business	25,884	4,368	(4,368)	(r)	25,653	1,014	26,667
			(231)	(t)
Accumulated other comprehensive income (loss)	(7,223)	(347)	347	(r)	(7,223)	113	(7,110)

Total Abbott shareholders' investment	20,675	4,281	6,215		31,171	1,127	32,298
Noncontrolling interests in subsidiaries	120	—	—		120	—	120

Total shareholders' investment	20,795	4,281	6,215		31,291	1,127	32,418

	$39,831	$12,658	$22,786		$75,275	$927	$76,202

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

Note 1—Description of the Transactions

        On April 27, 2016, Abbott entered into a definitive agreement to acquire all of the outstanding shares of St. Jude Medical, Inc. (St. Jude Medical). Under the terms of the agreement, St. Jude Medical shareholders will receive $46.75 in cash and 0.8708 of an Abbott share for each share of St. Jude Medical stock.

        Abbott expects to fund the cash portion of this transaction with a combination of medium and long-term debt and available cash. Abbott has obtained a debt commitment letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. and certain other financial institutions pursuant to which the commitment parties have agreed to provide a $17.2 billion senior unsecured bridge loan facility. The bridge facility is comprised of two tranches: (i) a $15.2 billion 364-day unsecured bridge term loan tranche and (ii) a $2.0 billion 120-day unsecured bridge term loan tranche. Abbott intends to terminate the $15.2 billion tranche when the medium and long-term debt is issued and intends to terminate the $2.0 billion tranche within 90 days of the close of the transaction.

        The transaction, which has been approved by the boards of directors of St. Jude Medical and Abbott, is subject to the approval of St. Jude Medical shareholders and the satisfaction of customary closing conditions, including specified regulatory approvals. The transaction is expected to close in the fourth quarter of 2016. Under the terms of the merger agreement, two mergers will occur; first Vault Merger Sub, Inc., a wholly owned subsidiary of Abbott, will merge with and into St. Jude Medical, with St. Jude Medical surviving as a wholly owned subsidiary of Abbott, and promptly thereafter, St. Jude Medical will merge with and into Vault Merger Sub, LLC, a wholly owned subsidiary of Abbott, with Vault Merger Sub, LLC surviving as a wholly owned subsidiary of Abbott.

        On September 16, 2016, Abbott announced that it had entered into an agreement dated September 14, 2016 to sell AMO, its vision care business, to Johnson & Johnson for $4.325 billion in cash. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2016 gives effect to this sale as if it had occurred on June 30, 2016. The Unaudited Pro Forma Condensed Combined Statements of Earnings for the year ended December 31, 2015 and the six months ended June 30, 2016 give effect as if the sale had occurred on January 1, 2015.

Note 2—Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Abbott and St. Jude Medical and has been prepared 1) using the acquisition method of accounting with respect to the mergers and 2) reflecting the sale of the AMO business. Under the acquisition method, the consideration transferred to the St. Jude Medical shareholders will be measured based on the closing share price of Abbott shares on the last trading day prior to the closing date of the transaction plus the cash consideration. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. In accordance with Article 11, Pro Forma Financial Information of Regulation S-X, no adjustments have been made to St. Jude Medical's reported financial information for the differences in Abbott's year-end and quarter-end and the fiscal reporting periods utilized by St. Jude Medical.

        The acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The final allocation of the consideration given by Abbott to the St. Jude Medical shareholders will be determined after the completion of the mergers and may differ materially from the allocation presented in these unaudited pro forma condensed combined financial statements.

        The unaudited pro forma condensed combined financial information does not include the effects of any potential divestitures which may be required to satisfy regulatory approval of the mergers. Given the inherent uncertainty surrounding the outcome of regulatory reviews and of discussions with potential buyers, Abbott is not able to identify with reasonable certainty the full extent of the operations to be divested in connection with those reviews. The impact of any divestitures required to satisfy regulatory approval is not expected to be significant to the combined company. Proceeds from the divestiture of any operations required to satisfy regulatory approval will be used to reduce indebtedness.

        Certain reclassifications have been made to the historical presentation of St. Jude Medical's financial information to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Upon consummation of the mergers, further review of St. Jude Medical's financial statements may result in additional revisions to St. Jude Medical's classifications to conform to Abbott's presentation.

        Except for the reclassifications to conform the presentation of the financial information, the unaudited pro forma condensed combined financial statements do not adjust for any differences in Abbott's and St. Jude Medical's accounting policies. Following consummation of the transactions, Abbott will conduct a review of St. Jude Medical's accounting policies. As a result of the review, Abbott may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements. At this time, Abbott is not aware of any differences that would have a material impact on the pro forma condensed combined financial statements.

        The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or the impact of restructuring actions that the combined company may achieve as a result of the mergers or the AMO sale, or the costs necessary to achieve such cost savings, operating synergies or restructuring actions.

        The columns entitled "AMO" in the unaudited pro forma condensed combined statements of earnings include the revenues and costs directly attributable to the AMO business. The column entitled "AMO" in the unaudited pro forma condensed combined balance sheet reflects the assets and liabilities related to the AMO business, the proceeds from the sale, and the after-tax gain on the sale.

Note 3—Historical St. Jude Medical

        The columns entitled "St. Jude Medical" in the unaudited pro forma condensed combined statements of earnings reflect St. Jude Medical's historical financial information for the fiscal year ended January 2, 2016 and the six months ended July 2, 2016. The column entitled "St. Jude Medical" in the unaudited pro forma condensed balance sheet reflects St. Jude Medical's historical balance sheet as of July 2, 2016.

        Certain reclassifications have been made to St. Jude Medical's historical financial statements to conform to Abbott's presentation as follows:

Reclassifications included in the unaudited pro forma condensed combined balance sheet

	As of July 2, 2016
	St. Jude Medical Before Reclassification	Reclassifications	St. Jude Medical After Reclassification
	(in millions)
Prepaid expenses and other receivables	$—	$284	$284
Other current assets	295	(295)	—
Investments	—	382	382
Deferred income taxes and other assets	—	218	218
Other assets	589	(589)	—
Short-term borrowings	660	(209)	451
Salaries, wages and commissions	—	268	268
Other accrued liabilities	811	(356)	455
Dividends payable	—	88	88
Current portion of long-term debt	—	209	209
Post-employment obligations, deferred income taxes and other long-term liabilities	—	1,233	1,233
Other liabilities	1,233	(1,233)	—
Common shares	28	232	260
Additional paid-in capital	232	(232)	—

Reclassifications included in the unaudited pro forma condensed combined statements of earnings

	For the Fiscal Year Ended January 2, 2016
	St. Jude Medical Before Reclassification	Reclassifications	St. Jude Medical After Reclassification
	(in millions)
Research and development	$676	$28	$704
Selling, general and administrative	1,878	155	2,033
Special charges	96	(96)	—
Net loss attributable to noncontrolling interest	(14)	14	—
Net foreign exchange loss (gain)	—	7	7
Other (income) expense, net	2	(108)	(106)

	For the Six Months Ended July 2, 2016
	St. Jude Medical Before Reclassification	Reclassifications	St. Jude Medical After Reclassification
	(in millions)
Research and development	$380	$11	$391
Selling, general and administrative	993	6	999
Special charges	21	(21)	—
Other (income) expense, net	56	4	60

        St. Jude Medical presents in its statement of earnings a line item labeled "Special charges," which includes charges related to certain restructuring activities, litigation costs and gains or losses related to certain legal settlements. This line excludes special charges that are recorded in total cost of sales.

Abbott reclassified the Special Charges to the Research and development (R&D) line or the Selling, general and administrative (SG&A) line, as applicable, to conform to Abbott's presentation.

        St. Jude Medical includes changes in the fair value of contingent consideration related to business acquisitions in the SG&A line. Abbott reclassified the income resulting from such fair value changes to Other (income) expense, net to conform to its presentation.

        St. Jude Medical includes all stock-based compensation and retention bonus expenses related to its acquisition of Thoratec in the SG&A line. Abbott reclassified the portion related to R&D employees to the R&D line to conform to its presentation.

        On October 8, 2015 St. Jude Medical acquired Thoratec Corporation (Thoratec), a provider of proprietary medical devices used for mechanical circulatory support in the treatment of heart failure patients, for $63.50 per share in cash. The total consideration transferred for Thoratec was approximately $3.5 billion in cash. From October 8, 2015 onward, St. Jude Medical's consolidated financial statements reflect the assets, liabilities, operating results and cash flows of Thoratec, and St. Jude Medical's historical consolidated statement of earnings for the year ended January 2, 2016 reflects three months of Thoratec operations. As the Thoratec acquisition was completed prior to July 2, 2016, balances related to Thoratec are included in the column entitled "St. Jude Medical" in the unaudited pro forma condensed combined balance sheet.

        At the close of the Thoratec acquisition, St. Jude Medical performed the significance tests prescribed under SEC Regulation S-X Rule 3-05 and filed pro forma financial information related to the Thoratec acquisition. The Thoratec acquisition does not meet the significance tests prescribed under SEC Regulation S-X Rule 3-05 for Abbott. Therefore, no additional pro forma adjustments have been included related to the Thoratec acquisition.

Note 4—Estimated Merger Consideration and Allocation

        The estimated merger consideration is approximately $24.5 billion based on Abbott's closing share price of $41.90 on September 7, 2016. The value of the merger consideration will fluctuate based upon changes in the price of Abbott's shares and the number of St. Jude Medical shares and equity-based awards outstanding on the closing date.

        The following table summarizes the components of the estimated merger consideration reflected in the unaudited pro forma condensed combined financial information (in millions of dollars and shares, except for per share amounts and the exchange ratio):

Estimated St. Jude Medical shares*	294
Cash consideration (per St. Jude Medical share)	$46.75

Estimated cash portion of purchase price	$13,744
Estimated St. Jude Medical shares*	294
Exchange ratio (per St. Jude Medical share)	0.8708

Estimated total Abbott common shares to be issued	256
Abbott share price**	$41.90

Estimated equity portion of purchase price	$10,727
Total estimated consideration to be paid	$24,471

*
Represents St. Jude Medical shares outstanding as of July 2, 2016, plus an estimate of vested restricted stock units, conversion of vested options and shares expected to be purchased under the employee stock purchase plan.

**
Represents Abbott's share price as of September 7, 2016. The final purchase price per share and corresponding total consideration will be determined on the date of closing.

        The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Abbott in the transaction, reconciled to the estimate of the consideration to be transferred:

Amounts as of Acquisition Date
(in millions)
Net book value of net assets acquired	$4,281
Adjusted for:
Elimination of existing goodwill and intangible assets	(7,816)

Adjusted book value of net assets acquired	(3,535)
Adjustments to:
Inventory	737
Property, plant and equipment(a)	—
Identifiable intangible assets	17,500
Deferred revenue	20
Debt	(139)
Taxes	(3,829)
Goodwill	13,717

Estimate of consideration expected to be transferred	$24,471

(a)
At the close of the transaction, property, plant and equipment are required to be measured at fair value. Abbott does not have sufficient information at this time as to the specific nature, age, condition or location of the land, buildings, machinery and equipment, and construction-in-progress included in St. Jude Medical's balance sheet. All of these elements can cause differences between the fair value and the net book value of these assets. Abbott does not believe it has sufficient information at this time to provide an estimate of fair value or the associated adjustments to depreciation.

        The value of the purchase consideration and resulting goodwill may change based on fluctuations in Abbott's share price and the number of St. Jude Medical shares outstanding on the closing date. The fair value of the equity securities issued as part of the consideration transferred will be measured on the closing date. A 10% fluctuation in the market price of Abbott shares would affect the value of the consideration with a corresponding change to goodwill related to the transaction, as illustrated in the table below (in millions except for per share data):

Change in stock price	Stock Price	Estimated Consideration	Estimated Goodwill
10% increase in share price	$46.09	$25,544	$14,789
10% decrease in share price	$37.71	$23,398	$12,644

Note 5—Pro Forma Adjustments

        All of the adjustments in the column under the heading "Pro Forma Adjustments" relate to the St. Jude Medical transaction.

        Adjustments included in the column under the heading "Pro Forma Adjustments" in the unaudited pro forma condensed combined statements of earnings for the year ended December 31, 2015 and for the six months ended June 30, 2016 represent the following:

Notes to the unaudited pro forma condensed combined Statements of Earnings for the year ended December 31, 2015 and the six months ended June 30, 2016

(a)
Represents estimated amortization expense related to the pro forma adjustment to definite-lived intangible assets discussed in Note 5(g). Using the assets' estimated weighted average useful life of approximately 10 years, pro forma amortization has been estimated on a preliminary basis as follows:

	Six Months Ended June 30, 2016	Year Ended December 31, 2015
	(in millions)
Estimated amortization for acquired definite-lived intangible assets	$680	$1,360
Historical St. Jude Medical definite-lived intangible amortization expense	(92)	(116)

Pro forma adjustment	$588	$1,244

(b)
Represents incremental interest expense on the debt to be issued in connection with the transaction, including amortization of the debt issuance costs over the weighted average life of the debt to be issued as well as the amortization of the fair value adjustment to the existing St. Jude Medical debt that will remain outstanding after the close of the transaction. Abbott anticipates funding the cash portion of the acquisition through a combination of cash on hand and approximately $12.2 billion of new debt with an estimated average annual interest rate of 4.1%. A change of 0.125% in the effective interest rate on the incremental debt to be issued would change annual interest expense by approximately $15.2 million.

(c)
Represents an estimate of the tax impacts of the acquisition on the statement of earnings, primarily related to the estimated fair value adjustments for acquired intangible assets and existing St. Jude Medical debt that will remain outstanding after the close of the transaction as well as the incremental interest expense related to the debt to be issued in conjunction with the transaction. The taxes associated with these estimated adjustments reflect the estimated blend of the statutory rate in various jurisdictions where the adjustments are expected to be incurred. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be different than Abbott's historical effective tax rate (either higher or lower) depending on various factors including post-acquisition activities and the geographical mix of income.

(d)
Represents transaction costs related to the acquisition, including bankers' fees and bridge facility costs, incurred during the six months ended June 30, 2016. Such costs are considered to be non-recurring in nature and therefore, have been excluded from the unaudited pro forma condensed combined statement of income.

Notes to the unaudited pro forma condensed combined Balance Sheet for the six months ended June 30, 2016

(e)
Reflects the use of cash on hand to fund a portion of the cash consideration and the merger-related transaction costs. The transaction costs are non-recurring charges and have been excluded from the unaudited pro forma condensed combined statements of earnings.

(f)
Reflects the increase to St. Jude Medical's inventory to record inventory at estimated fair value. This estimated step-up in inventory is preliminary and is subject to change based upon Abbott's final determination of the fair value of the inventory at the close of the transaction. This step-up will be expensed as the acquired inventory is sold, which is projected to occur within the first year after the close of the transaction. As this item will have no continuing impact on the combined entity, these costs have not been included in the unaudited pro forma condensed combined statement of earnings.

(g)
Reflects the incremental amount needed to record the estimated fair value of the acquired intangible assets. The estimated fair value of the identifiable intangible assets to be acquired consists of the following:

As of June 30, 2016
(in millions)
Definite-lived intangible assets	$12,800
In process research and development assets	4,700

Estimated fair value of identified intangible assets	17,500
Historical St. Jude Medical intangible assets	(2,146)

Pro forma adjustment	$15,354

        Currently, Abbott does not have sufficient information regarding the projected amounts and the timing of the cash flows associated with the intangible assets to be acquired to finalize the determination of the fair value of these assets. Some of the more significant assumptions inherent in the development of estimates of the fair value of intangible assets, from the perspective of a market participant, include the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, capital expenditures, and working capital requirements); the discount rate selected to measure the inherent risk of future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset.

(h)
Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The pro forma adjustment to goodwill is calculated as follows:

As of June 30, 2016
(in millions)
Elimination of St. Jude Medical's historical goodwill	$(5,670)
Estimated goodwill related to this transaction	13,717

Pro forma adjustment	$8,047

(i)
Represents the reclassification of deferred taxes to reflect the jurisdictional netting of the combined company.

(j)
Abbott expects to refinance certain St. Jude Medical short-term borrowings and current debt with long-term debt financing based on the assumption that Abbott has the intent and ability to obtain long-term debt financing.

(k)
Represents short-term borrowing in conjunction with this transaction. Abbott expects to repay this borrowing within 90 days of the close of the transaction with existing cash and cash from operations.

(l)
Represents the estimated fair value adjustment of St. Jude Medical's deferred revenue balance.

(m)
Represents the estimated fair value adjustment of St. Jude Medical's existing debt that will remain outstanding after the close of the transaction.

(n)
Reflects the incremental increase in long-term debt, which excludes the existing St. Jude Medical debt that will be refinanced.

(o)
Reflects financing-related transaction fees expected to be incurred and that will be capitalized as debt issuance costs.

(p)
Reflects the adjustment to deferred income tax assets and liabilities resulting from pro forma adjustments to the assets and liabilities to be acquired. The estimated blended statutory tax rate was applied, as appropriate, to each adjustment. This estimate of deferred income tax assets and liabilities is preliminary and is subject to change based upon the final determination of the fair value of the assets acquired and the liabilities assumed by jurisdiction.

(q)
Reflects the deferred tax liability for St. Jude Medical's unremitted foreign earnings that will be repatriated. Represents the application of a 35% tax rate to St. Jude Medical's cumulative unremitted foreign earnings through June 30, 2016, net of related tax reserve adjustments.

(r)
Represents the elimination of St. Jude Medical's historical common stock, additional paid-in capital, accumulated other comprehensive loss and accumulated earnings.

(s)
Represents the acquisition date value of the Abbott shares to be issued to St. Jude Medical shareholders as illustrated in Note 4, inclusive of Abbott equity awards issued to replace St. Jude Medical unvested awards.

(t)
Represents estimated transaction fees including investment bankers, legal fees, bridge financing fees and carrying costs of the debt prior to close of the transaction to be incurred by Abbott directly related to the transaction, net of taxes.

        The unaudited pro forma combined basic and diluted earnings per share for the period presented are based on the basic and diluted weighted-average number of shares projected to be outstanding after taking into account the shares to be issued as a part of this transaction.

        The unaudited pro forma condensed combined financial statements do not reflect the anticipated realization of annual pre-tax synergies from the mergers of approximately $500 million by 2020, which includes both sales and operational benefits. Although Abbott expects that synergies will result from the mergers, there can be no assurance that these synergies will be achieved.

        The combined company may have a tax rate that differs from the historical effective tax rates and the statutory rates reflected in these unaudited pro forma condensed combined financial statements.

DESCRIPTION OF ABBOTT COMMON SHARES

General

        The following is a description of the principal terms of Abbott shares. The following description is not meant to be complete and you are urged to review Abbott's restated articles of incorporation and by-laws and the IBCA. Abbott's restated articles of incorporation and by-laws are incorporated by reference herein. For more information on how you can obtain copies of these documents, see the section entitled "Where You Can Find More Information."

Authorized and Outstanding

        As of April 25, 2016, 2,400,000,000 Abbott shares were authorized, of which 1,469,519,132 were outstanding, and 1,000,000 preferred shares, par value $1.00, were authorized, of which none were outstanding. The board of directors of Abbott determines the terms of and the manner in which the preferred shares may be issued.

Listing

        Abbott shares are traded on the New York Stock Exchange under the symbol "ABT." The principal market for Abbott shares is the New York Stock Exchange. Abbott shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside of the United States, Abbott shares are listed on the London Stock Exchange and the SIX Swiss Exchange. The ticker symbol for Abbott shares on such other exchanges is also "ABT."

Dividends

        The board of directors may authorize, and Abbott may make, distributions to its shareholders, subject to any restrictions in Abbott's restated articles of incorporation and any limitations prescribed by law.

Fully Paid

        All outstanding Abbott shares are fully paid and non-assessable. All additional Abbott shares that Abbott may issue will be fully paid and non-assessable.

Voting Rights

        Other than with respect to election of directors, each of outstanding Abbott share is entitled to one vote in each matter submitted to a vote at a meeting of shareholders. In connection with any and all elections for directors, Abbott's by-laws provide for "cumulative voting." Cumulative voting allows a shareholder to multiply the number of shares owned by such shareholder by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees, as the shareholder desires. Shareholders may not cumulate their votes against a nominee. If shares are voted cumulatively and there are more nominees than there are director vacancies, the nominees who receive the greatest number of votes will be elected. Abbott's shareholders may vote either in person or by proxy. With respect to any matter submitted at a meeting of shareholders (including the election of directors) the affirmative vote of the majority of the votes of the shares represented at a meeting will be the act of the shareholders, unless a greater number of votes is required by Illinois law or Abbott's restated articles of incorporation and so long as a quorum is present. A majority of votes of the shares entitled to vote represented in person or by proxy will constitute a quorum.

Preemptive or Conversion Rights

        Holders of Abbott shares have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to Abbott shares. The rights, preferences and privileges of the holders of Abbott shares are subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that Abbott may designate and issue in the future.

Liquidation

        If there is a liquidation, dissolution or winding up of Abbott, holders of Abbott shares would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred shares.

Shareholder Action by Written Consent; Meetings

        Any action required to be taken by Abbott's shareholders may be taken without a meeting and without a vote. The shareholder or shareholders proposing to take any action by written consent must give notice to Abbott of the proposed action at least thirty-five days before the proposed effective date of the action. The Abbott board of directors is permitted to set a record date for any such written consent, subject to certain timing limitations based on the substance of the proposed action. Any proposed action by written consent will only be valid if written consents signed by holders of shares having at least the number of votes necessary to take such action at a shareholder meeting are received by Abbott within sixty days of the record date for such action. If no record date has been set by the board within ten days (or if such tenth day is a day on which the NYSE is not open for trading, the next following day on which the NYSE is open) after a shareholder request to set a record date is received, the record date for the written consent (so long as no prior action by the Abbott board of directors is required by applicable law) is the first date on which a signed written consent setting forth the action taken or proposed to be taken is received by Abbott's secretary at its principal office. If no record date has been timely fixed and prior action by the Abbott board of directors is required by applicable law, the record date for such shareholder proposed written consent is the close of business on the date the Abbott board of directors adopts a resolution taking the required prior action.

        Abbott's by-laws provide that special meetings of the shareholders of the corporation may be called only by:

  •
  the board of directors;

  •
  the chairman of the board;

  •
  the chief executive officer;

  •
  any president; or

  •
  the holders of not less than one-fifth of all outstanding shares entitled to vote on the matter for which the meeting is called.

Inclusion of Shareholder Director Nominations in Proxy Materials

        Abbott's by-laws provide for eligible shareholders to submit shareholder nominees to the board of directors for inclusion in Abbott's proxy materials. The number of shareholder nominees may not exceed the greater of (i) one and (ii) 20% of the number of directors in office. In order to be eligible to submit shareholder nominees, such shareholder or shareholders must have owned continuously for at least three years, as of the date that the proxy access notice is received and as of the record date for the annual meeting, at least 3% of the aggregate voting power of the outstanding shares entitled to vote. The aggregate number of shareholders whose share ownership may be counted for the purpose of satisfying the ownership requirement may not exceed twenty.

Anti-Takeover Effects of Various Provisions of Illinois Law and Abbott's Restated Articles of Incorporation and By-laws

        Provisions of the IBCA and Abbott's restated articles of incorporation and by-laws could make it more difficult to acquire Abbott by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Abbott board of directors may consider inadequate and to encourage persons seeking to acquire control of Abbott to first negotiate with the Abbott board of directors. Abbott believes that the benefits of increased assurance that it will be able to effectively negotiate with persons seeking to acquire control of Abbott (including those seeking to make unfriendly or unsolicited proposals) outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and increased value for holders of Abbott shares.

        Illinois Anti-Takeover Statute.    Abbott is subject to Section 11.75 of the IBCA, an anti-takeover statute. In general, Section 11.75 of the IBCA prohibits a publicly held Illinois corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares that resulted in a shareholder becoming an interested shareholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested shareholder status did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Abbott board of directors, including discouraging attempts that might result in a premium over the market price for Abbott shares.

        The IBCA also permits the board of directors to consider the interests of constituencies of the corporation in addition to shareholders, including employees, suppliers, customers and the community, in response to unsolicited offers.

        Amendments to Abbott's Articles of Incorporation.    The affirmative vote of the holders of at least two thirds of Abbott's voting shares then-outstanding is required to amend the articles of incorporation, unless a greater proportion is required by Illinois law.

        Size of Board and Vacancies.    Abbott's by-laws establish that the number of Abbott directors is eleven. Abbott's by-laws provide two methods for filling vacancies on the Abbott board of directors (whether due to an increase in the number of directors or otherwise). First, any vacancy may be filled by election at an annual meeting or at a special meeting of shareholders called for this purpose. Second, a majority of directors then-in-office may fill one or more vacancies arising between meetings of shareholders, provided that at no time may the number of directors selected to fill vacancies by the board during any interim period between meetings of shareholders exceed one third of the total membership of the board of directors. In either case, any director selected to fill a vacancy will serve until the next annual meeting of shareholders.

        Requirements for Advance Notification of Shareholder Nominations and Proposals.    Abbott's by-laws include advance notice procedures with respect to shareholder proposals and shareholder nominations of candidates for election as directors (other than nominations made by or at the direction of the Abbott board of directors or a committee thereof).

        Undesignated Preferred Shares.    The authority that the Abbott board of directors possesses to issue preferred shares could potentially be used to discourage attempts by third parties to obtain control of Abbott through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Abbott board of directors may be able to issue preferred shares with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Abbott shares.

        Limitations on Liability; Indemnification of Officers and Directors.    Illinois law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties and Abbott's restated articles of incorporation includes such an exculpation provision. Abbott's restated articles of incorporation include provisions that indemnify, to the fullest extent allowable under Illinois law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Abbott, or for serving at Abbott's request as a director or officer of or in certain other positions at another corporation or enterprise, as the case may be.

        The limitation of liability and indemnification provisions in Abbott's restated articles of incorporation may discourage shareholders from bringing a lawsuit against Abbott's directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against Abbott's directors and officers, even though such an action, if successful, might otherwise benefit Abbott and its shareholders. However, these provisions will not limit or eliminate Abbott's rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Abbott pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Authorized but Unissued Shares.    Authorized but unissued Abbott shares and preferred shares will be available for future issuance without your approval in certain circumstances. Abbott may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued Abbott shares and preferred shares could render more difficult or discourage an attempt to obtain control of Abbott by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        Computershare Trust Co. NA is Abbott's transfer agent and registrar. Computershare Trust Co. NA is located in Canton, Massachusetts.

COMPARISON OF SHAREHOLDERS' RIGHTS

        If the mergers are completed, St. Jude Medical shareholders will receive Abbott shares as part of the merger consideration. The following is a summary of certain material differences between (i) the current rights of St. Jude Medical shareholders under St. Jude Medical's articles of incorporation, St. Jude Medical's bylaws and Minnesota law, including the MBCA, and (ii) the current rights of Abbott shareholders under Abbott's restated articles of incorporation, Abbott's by-laws and Illinois law, including the IBCA. Following the mergers, the rights of St. Jude Medical shareholders who become Abbott shareholders in the mergers will no longer be governed by the laws of the State of Minnesota, but instead will be governed by the laws of the State of Illinois, and will also then be governed by Abbott's restated articles of incorporation and by-laws.

        The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to St. Jude Medical and Abbott's governing documents, which we urge you to read carefully and in their entirety. Copies of the respective companies' governing documents have been filed with the SEC.

Abbott	St. Jude Medical

Authorized Capital Stock
Abbott is authorized to issue 2,401,000,000 shares, divided into two classes consisting of:	St. Jude Medical is authorized to issue 525,000,000 shares, divided into two classes consisting of:
(i) 2,400,000,000 common shares, without par value; and	(i) 500,000,000 shares of common stock, par value $0.10 per share; and
(ii) 1,000,000 preferred shares, par value $1.00 per share.	(ii) 25,000,000 shares of preferred stock, par value $1.00 per share.
The Abbott board of directors is authorized to issue the preferred shares in one or more series.	The St. Jude Medical board of directors is authorized to issue the preferred stock in one or more series.
Voting Rights

Under Abbott's by-laws, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Shareholders may vote either in person or by proxy.
Under St. Jude Medical's bylaws, each shareholder is entitled to one vote for each share of common stock standing in his name on the books of the corporation as of the record date. St. Jude Medical shareholders may vote either in person or by proxy.

Abbott's restated articles of incorporation permit the holders of preferred shares to vote as a class and otherwise as provided by law. Under Illinois law, the relative rights and preferences of preferred shares may be fixed and determined by the articles of incorporation or by resolution of the board of directors.	Under St. Jude Medical's articles of incorporation, the St. Jude Medical board of directors has authority to determine the voting rights, if any, of the holders of shares of preferred stock.

Abbott	St. Jude Medical

Quorum

Under Abbott's by-laws, a majority of the outstanding Abbott shares entitled to vote on a matter, represented in person or by proxy, constitutes a quorum for consideration of such matter at a meeting of shareholders.
St. Jude Medical's articles of incorporation generally provide that a quorum for any meeting of shareholders to transact business is the presence in person or by proxy of the holders of a majority of St. Jude Medical shares outstanding and of record on the record date set for such meeting.
Shareholder Voting

Under Abbott's by-laws, the affirmative vote of the majority of the shares represented at a meeting and entitled to vote on a matter is the act of the shareholders, unless the vote of a greater number or voting by classes is required under applicable law or Abbott's restated articles of incorporation. Abbott's by-laws provide for "cumulative voting" in the election of directors.
Under Minnesota law, except for the election of directors, shareholders take action by the affirmative vote of the holders of the greater of (i) a majority of the voting power of the shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. St. Jude Medical's articles of incorporation explicitly prohibit cumulative voting.
Shareholder Rights Plans
Abbott does not currently have a shareholder rights plan.	St. Jude Medical does not currently have a shareholder rights plan.
Rights of Preferred Shares

Abbott's restated articles of incorporation authorize the Abbott board of directors to divide the authorized number of preferred shares into series and to fix and determine the relative rights and preferences of the shares of any series, including dividend rights, liquidation rights, conversion rights, sinking fund provisions, exchange rights and redemption rights thereof, as stated and expressed in the resolution or resolutions adopted by the Abbott board of directors providing for the issuance of such series of preferred shares.
St. Jude Medical's articles of incorporation authorize the St. Jude Medical board of directors to fix the designation and relative powers, preferences and rights and the qualifications, limitations or restrictions of the shares of each series, including without limitation, serial designation, dividends, redemption rights, sinking fund provisions, conversion and exchange rights, voting rights (if any) and liquidation or dissolution rights as expressed in a resolution adopted by the board providing for the issuance of such series of preferred stock.
No shares of Abbott's preferred shares were outstanding as of the date of this proxy statement/prospectus.	No shares of St. Jude Medical's preferred stock were outstanding as of the date of this proxy statement/prospectus.

Abbott	St. Jude Medical

Number of Directors
Abbott's by-laws establish that the number of directors of Abbott is eleven.
St. Jude Medical's articles of incorporation establish that the board of directors consists of such number of directors, not less than three, as may be fixed from time to time solely by resolution of the board of directors, acting by not less than a majority of the directors then in office.

Generally, each member of the Abbott board of directors is elected at Abbott's annual meeting of shareholders to serve until the next annual meeting at which directors are elected to serve on the Abbott board of directors.
Additionally, St. Jude Medical has what is commonly referred to as a "staggered board." The St. Jude Medical board of directors is divided into three classes, with each class having a three-year term of office. The expiration of each class' term is staggered so that the term of office of one class expires each year.

When the number of directors is changed, any newly created directorships or any decrease in directorships are assigned among the classes by a majority of the directors then in office (even if less than a quorum) in a manner that as nearly as possible makes the number of directors in each class equal.
Currently, the Abbott board of directors has eleven members.	Currently, the St. Jude Medical board of directors has ten members.
Election of Directors

In connection with any and all elections of directors, Abbott's by-laws provide for "cumulative voting." Cumulative voting allows a shareholder to multiply the number of shares owned by such shareholder by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees, as the shareholder desires. Shareholders may not cumulate their votes against a nominee. If shares are voted cumulatively and there are more nominees than there are director vacancies, nominees who receive the greatest number of votes will be elected. Abbott's shareholders may vote either in person or by proxy.
St. Jude Medical's articles of incorporation generally provide that, subject to the rights, if any, of the holders of one or more series of preferred stock, each director is elected by the vote of a majority of the votes cast with respect to the director at a meeting of shareholders called for such purpose at which a quorum is present. Directors are elected by a plurality of the votes present and entitled to vote on the election of directors at any such meeting for which the number of nominees (other than nominees withdrawn on or before the 60th day before the first anniversary of the preceding year's annual shareholder meeting) exceeds the number of directors to be elected. St. Jude Medical's articles of incorporation explicitly prohibit cumulative voting. St. Jude Medical's shareholders may vote either in person or by proxy.

Abbott	St. Jude Medical

Abbott's by-laws provide that despite expiration of a director's term, he or she will continue to serve until the next meeting of shareholders at which directors are elected.	St. Jude Medical's articles of incorporation provide that each director will continue in office until the election and qualification of their successor in office and that no decrease in the number of directors will have the effect of shortening the term of any incumbent director.
Filling Vacancies on the Board of Directors

Abbott's by-laws provide two methods for filling vacancies on the board (whether due to an increase in the number of directors or otherwise). First, any vacancy may be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose. Second, a majority of directors then in office may also fill one or more vacancies arising between meetings of shareholders, provided that at no time may the number of directors selected to fill vacancies by the board during any interim period between meetings of shareholders exceed one third of the total membership of the board of directors.
St. Jude Medical's articles of incorporation provide that any vacancies on the board (whether due to an increase in the number of directors or otherwise) will be filled by election of the board of directors then in office.

Any director so elected will serve for the remainder of the term of the director that she or he was elected to replace or, in the case of an additional director, for the remainder of the term of the class to which the additional director has been assigned.

In either case, any director selected to fill a vacancy will serve until the next annual meeting of shareholders at which directors are elected.
Removal of Directors

Under Illinois law, one or more of the directors may be removed, with or without cause, at a meeting of shareholders at which proper notice has been provided by the affirmative vote of a majority of the outstanding shares then entitled to vote at an election of directors. Such notice must specify which directors are to be removed, and only such specified directors may be removed.
St. Jude Medical's articles of incorporation provide that any director or directors may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Because Abbott's by-laws provide for cumulative voting in its director elections, under Illinois law, if less than the entire board is to be removed at a meeting, no director may be removed, with or without cause, if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors. If a director is elected by a class or series of shares, he or she may be removed only by the shareholders of that class or series.

Abbott	St. Jude Medical

Director Nominations by Shareholders
Timeliness	Timeliness
Abbott's by-laws permit shareholders to nominate directors for election at an annual or special meeting of shareholders (called for such purpose).	St. Jude Medical's bylaws permit any shareholder that is generally entitled to vote in the election of directors to nominate directors for election at a shareholder meeting.

However, any shareholder director nominations can only be brought before an annual or special meeting if the shareholder gives timely written notice of her or his nomination to Abbott's secretary. Notice is considered received when it is actually received after delivery (by mail or in person) to Abbott's principal executive office.
However, any shareholder director nominations can only be brought before a shareholder meeting if the shareholder gives timely written notice of her or his intent to make a nomination(s) by personal delivery or by United States mail, postage prepaid, to St. Jude Medical's secretary.

For annual meetings that are called within twenty-five days before or after the date of the previous year's annual meeting, notice is timely if it is received by Abbott no less than ninety days and no more than one hundred and twenty days prior to the anniversary date of the preceding year's annual meeting.
Notice is timely if received not less than fifty nor more than seventy-five days prior to the meeting.

However, if notice of the meeting date is given to shareholders or first publicly announced less than sixty days before the meeting date, notice is timely if it is received prior to the close of business on the tenth day following when notice of the meeting date was first given or first publicly announced, whichever is sooner.

For annual meetings that are called more than twenty-five days before or after the date of the previous year's annual meeting, notice is timely if received by Abbott no later than the close of business on the tenth day following the date on which notice of the annual meeting was mailed, publicly announced in a press release or stated in an SEC filing, whichever is sooner.	Additionally, St. Jude Medical's bylaws require detailed information to be included in a shareholder's nomination notice.
For special meetings, notice is timely if received no less than ninety days and no more than one hundred and twenty days prior to the special meeting date.

However, if notice or announcement of a special meeting is less than one hundred days prior to the date of the special meeting, notice is timely if received prior to the close of business on the tenth day following the date on which notice of the annual meeting was mailed, publicly announced in a press release or stated in an SEC filing, whichever is sooner.
Additionally, Abbott's by-laws require detailed information to be included in a shareholder's nomination notice.

Abbott	St. Jude Medical

Shareholder Proposals

Abbott's by-laws permit shareholder proposals to be properly brought before an annual meeting upon timely written notice to Abbott's secretary.

Timeliness of shareholder proposals for annual and special meetings is determined in the same manner as timeliness for shareholder nominations of candidates for director, as discussed above. Additionally, Abbott's by-laws require detailed information to be included in a shareholder's proposal notice.

St. Jude Medical's bylaws provide that for business to be properly brought before a shareholder meeting, the business must be of a nature that is appropriate for consideration at an annual meeting and must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors; (ii) otherwise properly brought before the meeting by or at the direction of the board of directors; or (iii) otherwise properly brought before the meeting by a shareholder.

In addition to any other applicable requirements, for business to be properly brought before the annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to St. Jude Medical's secretary. Timeliness of shareholder proposals is determined in the same manner as timeliness of shareholder nominations for director, as discussed above.
Additionally, St. Jude Medical's bylaws require detailed information to be included in a shareholder's nomination notice.

St. Jude Medical's bylaws do not permit any shareholder business to be transacted at an annual meeting except in accordance with the procedures set forth above. However, St. Jude Medical's bylaws in no way preclude discussion by any shareholder of any business properly brought before an annual meeting.

Abbott	St. Jude Medical

Shareholder Action by Written Consent

Abbott's by-laws permit any action required to be taken by Abbott's shareholders to be taken without a meeting and without a vote, by written consent. The shareholder or shareholders proposing to take any action by written consent must give notice to Abbott of the proposed action at least thirty-five days before the proposed effective date of the action. The Abbott board of directors is permitted to set a record date for any such written consent, subject to certain timing limitations based on the substance of the proposed action.
Under Minnesota law, an action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on the action.

Any proposed action by written consent is valid only if written consents signed by holders of shares having at least the number of votes necessary to take such action at a shareholder meeting are received by Abbott within sixty days of the record date for such action (or if no record date is set, the date the earliest dated written consent is received by Abbott).

Abbott shareholders proposing an action by written consent may request the Abbott board of directors to set a record date and if no record date has been set by the board within ten days (or if such tenth day is a day on which the NYSE is not open for trading, the next following day on which the NYSE is open) after the request is received, the record date for the written consent (so long as no prior action by the Abbott board of directors is required by applicable law) is the first date on which a signed written consent setting forth the action taken or proposed to be taken is received by Abbott's secretary at Abbott's principal office.

If no record date has been timely fixed and prior action by the Abbott board of directors is required by applicable law, the record date for such shareholder proposed written consent is the close of business on the date the Abbott board of directors adopts a resolution taking the required prior action.

Abbott	St. Jude Medical

Each written consent must be signed by one or more persons who as of the record date are shareholders of record and must bear the date of signature of each shareholder. Additionally, each written consent must set forth the name and address, as they appear in Abbott's books, of each shareholder signing the consent and the class and number of Abbott shares owned of record and beneficially by each shareholder.
Inclusion of Shareholder Director Nominations in Proxy Materials

Abbott's by-laws provide for eligible shareholders to submit shareholder nominees to the board of directors for inclusion in Abbott's proxy materials. The number of shareholder nominees may not exceed the greater of (i) one and (ii) 20% of the number of directors in office. In order to be eligible to submit shareholder nominees, such shareholder or shareholders must have owned continuously for at least three years, as of the date that the proxy access notice is received and as of the record date for the annual meeting, at least 3% of the aggregate voting power of the outstanding shares entitled to vote. The aggregate number of shareholders whose share ownership may be counted for the purposes of satisfying the ownership requirement may not exceed twenty.	St. Jude Medical does not provide for the inclusion of shareholder director nominations in St. Jude Medical's proxy materials.

Abbott	St. Jude Medical

Amendments to Articles of Incorporation

Under Illinois law, Abbott may amend its articles of incorporation at any time to add a new provision or to change or remove an existing provision. A majority of the whole board of directors may adopt one or more amendments to Abbott's articles of incorporation without shareholder consent to, among other things, create or eliminate the par value of the shares of any class, so long as no class or series of shares is adversely affected; to split all of the issued and authorized, but unissued, shares of any class, whether or not any shares of the class are issued or outstanding, by multiplying them by a whole number, so long as no class or series of shares is adversely affected; to change the corporate name by substituting the word "corporation", "incorporated", "company", "limited", or the abbreviation "corp.", "inc.", "co.", or "ltd.", for a similar word or abbreviation in the name, or by adding a geographical attribution to the name; to reduce the authorized shares of any class pursuant to a cancellation statement filed with respect to such shares after acquisition by the corporation in circumstances in which the articles of incorporation prohibit reissuance of such shares after acquisition by the corporation; or to restate its articles of incorporation as currently amended; such restated articles supersede the original articles and all amendments thereto.
St. Jude Medical's articles of incorporation may be amended solely by the affirmative vote of the holders of a majority of the stock entitled to vote thereon.

The affirmative vote of at least 80% of the votes entitled to be cast by holders of the outstanding shares of voting stock, voting together as a single class, is required to alter, amend or repeal the management and powers provisions and the fair price provisions of the articles of incorporation.

Under Minnesota law, any holder or holders of 3% or more of the voting power of the shares may propose amendments that must then be submitted to shareholder vote at the next regular or special meeting of shareholders.

All other amendments to Abbott's restated articles of incorporation must be adopted by resolution of the board of directors and submitted for shareholder approval by at least two-thirds of the votes of Abbott shares entitled to vote on the amendment, unless a greater proportion is required under Illinois law.

Abbott	St. Jude Medical

Bylaw Amendments
Abbott's by-laws may be made, altered, amended or repealed by action of its shareholders or by resolution of the board of directors.
Generally, the St. Jude Medical board of directors may make or adopt additional bylaws subject to the power of the shareholders to change or repeal the bylaws. However, the board of directors is not permitted to adopt, amend or repeal any bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office.

The shareholders may alter or amend the bylaws and make or adopt additional bylaws by a majority vote at any annual meeting of the shareholders or at any special meeting called for that purpose, except as may be provided by St. Jude Medical's articles of incorporation.

Minnesota law also requires that any shareholder resolution calling for approval, amendment or repeal of a bylaw must be proposed by a holder or holders of 3% or more of the voting power of the corporation.
Special Meetings of Shareholders

Abbott's by-laws permit special meetings of shareholders to be called by the chairman of the board, the chief executive officer, any president, the board of directors or by a shareholder (or shareholders) holding not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is called.

The board of directors may designate any place, either within or without the State of Illinois, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting is the principal office of Abbott in the State of Illinois.

St. Jude Medical's bylaws permit special meetings of shareholders to be called for any purpose or purposes at any time, by: (a) the chief executive officer; (b) the chief financial officer; (c) two or more directors; or (d) a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

Special meetings are called in the same manner as annual meetings (by mailing a notice thereof) and the notice calling the meeting must state the purpose or purposes of the meeting.

Abbott	St. Jude Medical

Notice of Meetings of Shareholders

Abbott's by-laws require written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, to be delivered not less than ten nor more than sixty days before the date of the meeting, or in the cases of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets not less than twenty nor more than sixty days before the meeting, either personally or by mail, by or at the direction of the chairman of the board, the chief executive officer, any president, or the secretary or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the U.S. mail, addressed to the shareholder at his or her address as it appears in Abbott's records, with postage thereon prepaid.
St. Jude Medical's bylaws require a notice setting out the time and place of the annual meeting to be mailed by the secretary of the corporation, or his delegate, postage prepaid, to each shareholder of record at his address as it appears on the records of the corporation, or, if no such address appears, at his last known place of residence, at least ten days prior to said annual meeting, but any shareholder may waive such annual notice by a signed waiver in writing.

Abbott	St. Jude Medical

Proxies

Abbott's by-laws provide that any shareholder of record entitled to vote may be represented at any meeting of shareholders by a duly appointed proxy. No proxy will be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy.

Each proxy continues in full force and effect until revoked by the person appointing the proxy prior to the vote pursuant thereto, except as otherwise provided by law. Such revocation may be effected by a writing delivered to Abbott's secretary stating that the proxy is revoked or by a subsequent delivery of a valid proxy by, or by the attendance at the meeting and voting in person by the person appointing the proxy. The dates of the proxy presumptively determine the order of appointment.

Minnesota law allows a duly appointed proxy to vote on behalf of a shareholder, or otherwise participate, to the extent the shareholder appointing the proxy would have been entitled to participate. The appointment of a proxy is valid for eleven months, unless a longer period is expressly provided in the appointment. No appointment is irrevocable unless the appointment is coupled with an interest in St. Jude Medical shares.

An appointment may be terminated at will, unless the appointment is coupled with an interest, in which case it will not be terminated except in accordance with the terms of an agreement, if any, between the parties to the appointment. Termination may be made by filing written notice of the termination of the appointment with a St. Jude Medical officer, or by filing a new written appointment of a proxy, signed by the shareholder, with a St. Jude Medical officer, or by telephonic transmission or authenticated electronic communication, whether or not accompanied by written instructions of the shareholder, of a new appointment of a proxy with St. Jude Medical or its duly authorized agent. Termination in any such manner revokes all prior proxy appointments and is effective when filed with a St. Jude Medical officer or when the telephonic transmission or authenticated electronic communication is received by St. Jude Medical or its duly authorized agent.

Abbott	St. Jude Medical

Limitation of Personal Liability of Directors

Abbott's restated articles of incorporation provide that its directors are not personally liable to Abbott or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 8.65 of the IBCA, or (iv) for any transaction from which the director derived an improper personal benefit. This provision of Abbott's restated articles of incorporation does not eliminate or limit the liability of any director for any act or omission occurring before the date the provision became effective.
St. Jude Medical's articles of incorporation provide that no St. Jude Medical director is personally liable to St. Jude Medical or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith, or that involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 of the MBCA or 80A.23 of the Minnesota Statutes; (iv) for any transaction from which the director derived any improper personal benefit; or (v) for any act or omission that occurred prior to when this provision of St. Jude Medical's articles of incorporation became effective.

Further, St. Jude Medical's articles of incorporation provide that if the Minnesota Statutes (for clarity, including the MBCA) are amended in the future to authorize the further elimination or limitation of the liability of directors, then the liability of a St. Jude Medical director will be eliminated or limited to the fullest extent permitted by such amendment.

In addition, St. Jude Medical's articles of incorporation do not limit or preclude indemnification of a director by St. Jude Medical for any liability of a director that has not been eliminated by the articles of incorporation.

Abbott	St. Jude Medical

Indemnification of Directors and Officers

Abbott's restated articles of incorporation provide, to the fullest extent permitted by law, for indemnification of and mandatory or discretionary advancement of expenses, as the case may be, to any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of Abbott, or who is or was serving at the request of Abbott as a director, officer, employee or agent of another corporation, or other enterprise, who we refer to as Abbott indemnitees.

The right of indemnification and advancement of expenses is not exclusive of any other rights to which Abbott indemnitees may be entitled under any bylaw, agreement, vote of shareholders, vote of disinterested directors or otherwise.

Abbott's by-laws grant each Abbott indemnitee rights against Abbott to enforce the indemnification provisions of the articles of incorporation. Additionally, Abbott's by-laws provide that such indemnification rights are contract rights between Abbott and each Abbott indemnitee and that these rights vest at the commencement of such person's service to (or at the request of) Abbott.

Any repeal, amendment or modification of the indemnification provisions of Abbott's articles of incorporation, of the IBCA or any other applicable law, that adversely affects any indemnification rights will not be applied retrospectively to any Abbott indemnitee with respect to any actual or alleged state of facts occurring prior to the time of such amendment or modification or any proceeding previously or thereafter brought or threatened based in whole or in part upon any such facts, and all such rights will continue to benefit any Abbott indemnitee who ceased to be a director, officer, employee or agent of Abbott or ceased to serve at Abbott's request as a director, officer, employee or agent of another corporation, or other enterprise and inure to the benefit of such person's heirs, executors and administrators.

St. Jude Medical's bylaws provide for indemnification of a person made or threatened to be made a party to a proceeding by reason of her or his former or present official capacity of the person, who we refer to as St. Jude Medical indemnitees, against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees and disbursements), incurred by each St. Jude Medical indemnitee in connection with the proceeding, if, with respect to the acts or omissions of the St. Jude Medical indemnitee complained of in the proceeding, the St. Jude Medical indemnitee: (i) has not been indemnified by another organization or employee benefit plan for the same liability incurred by the person in connection with the proceeding; (ii) acted in good faith; (iii) received no improper personal benefit and, if applicable, Section 302A.255 of the MBCA has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions occurring in the official capacity, reasonably believed that the conduct was in the best interests of St. Jude Medical or reasonably believed that the conduct was not opposed to the best interests of St. Jude Medical.

If the St. Jude Medical indemnitee's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee or agent of an employee benefit plan, the conduct is not considered to be opposed to St. Jude Medical's best interests if the St. Jude Medical indemnitee reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

Abbott	St. Jude Medical

Certain Business Combinations

Section 11.75 of the IBCA prohibits a publicly-held Illinois corporation from engaging in a "business combination" with an "interested shareholder" (generally a 15% holder) for a period of three years following the time the person became an interested shareholder, unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of Abbott outstanding at the time the transaction commenced or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested shareholder.
Section 302A.673 of the MBCA prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" (generally a 10% holder) for a period of four years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares is approved before the interested shareholder's share acquisition date or, on the share acquisition date but prior to the interested shareholder's becoming any interested shareholder on the share acquisition date, by a committee of the board of the issuing corporation composed solely of one or more disinterested directors.
An Illinois corporation may elect not to be governed by Section 11.75 of the IBCA. Abbott has not made this election.	A Minnesota corporation may elect not to be governed by Section 302A.673 of the MBCA. St. Jude Medical has not made this election.

Abbott	St. Jude Medical

Appraisal Rights

Illinois law provides that shareholders of a corporation are entitled to dissent and obtain payment if they are voting on (i) a merger or consolidation, (ii) the consummation of a sale of all or substantially all of the property or assets of the corporation, (iii) an amendment to the articles of incorporation that materially and adversely affects rights in respect of the dissenter's shares, or (iv) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment.
Minnesota law provides that shareholders of a corporation are entitled to dissent and obtain payment of fair value of the shareholder's shares in the event of (i) an amendment to the articles of incorporation that materially and adversely affects rights or preferences of the dissenter's shares, unless otherwise provided in the corporation's articles of incorporation, (ii) a sale, lease, transfer or other disposition of property and assets of the corporation that requires shareholder approval, (iii) a plan of merger, (iv) a plan of exchange where the corporation's shares will be acquired by the acquiring organization, (v) a plan of conversion that is adopted and becomes effective, (vi) an amendment of the articles of incorporation in connection with a combination of a class or series that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created, or (vii) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment.

DISSENTERS' RIGHTS OF ST. JUDE MEDICAL SHAREHOLDERS

        Section 302A.471 of the MBCA entitles any St. Jude Medical shareholder who is entitled to vote on the proposal to approve the merger agreement and who objects to the mergers to dissent from the mergers and obtain payment for the "fair value" of his or her St. Jude Medical shares. Any St. Jude Medical shareholder contemplating an attempt to assert and exercise dissenters' rights in connection with the mergers should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA (copies of which are provided in Annex F), particularly the specific procedural steps required to perfect such rights. DISSENTERS' RIGHTS ARE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 OF THE MBCA ARE NOT FULLY SATISFIED.

        Set forth below (to be read in conjunction with the full text of Section 302A.473 of the MBCA appearing in Annex F) is a brief description of the procedures relating to the exercise of dissenters' rights applicable to the proposed mergers. The following description does not purport to be a complete statement of the provisions of Section 302A.473 of the MBCA and is qualified in its entirety by reference thereto.

        Under Section 302A.471, Subd. 3(b) of the MBCA, only persons who are either: (i) a St. Jude Medical shareholder of record as of the record date or (ii) a beneficial owner of St. Jude Medical shares as of the record date are entitled to exercise dissenters' rights.

        Under Section 302A.473, Subd. 3 of the MBCA, a St. Jude Medical shareholder who wishes to exercise dissenters' rights, which we refer to as a dissenter, must file a written notice of intent to demand the "fair value" of the St. Jude Medical shares owned by the dissenter, which we refer to as a fair value notice, with St. Jude Medical (at St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Corporate Secretary) before the shareholder vote on the proposal to approve the merger agreement. Under Section 302A.471, Subd. 2 of the MBCA, beneficial owners of St. Jude Medical shares who desire to exercise statutory dissenters' rights must obtain a signed, written consent of the holder of record of the shares held on behalf of such beneficial owner that memorializes the holder of record's assent to the beneficial owner's exercise of dissenters' rights, which we refer to as a record holder consent. The beneficial owner must submit the record holder consent to St. Jude Medical in addition to his or her fair value notice, in each case prior to the shareholder vote on the proposed mergers.

        IN ADDITION, THE ST. JUDE MEDICAL SHAREHOLDER MUST NOT VOTE HIS OR HER SHARES IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. A VOTE AGAINST THE PROPOSED MERGERS DOES NOT IN ITSELF CONSTITUTE A FAIR VALUE NOTICE AND A FAILURE TO VOTE DOES NOT AFFECT THE VALIDITY OF A TIMELY FAIR VALUE NOTICE. HOWEVER, THE SUBMISSION OF A PROPERLY SIGNED, BLANK PROXY WILL CONSTITUTE A VOTE IN FAVOR OF APPROVING THE MERGER AGREEMENT AND A WAIVER OF STATUTORY DISSENTERS' RIGHTS.

        If the proposal to approve the merger agreement is approved by St. Jude Medical shareholders, then St. Jude Medical must, pursuant to Section 302A.473, Subd. 4 of the MBCA, send a procedural notice to each dissenter who did not vote in favor of the proposal to approve the merger agreement and who timely submitted his or her fair value notice (and, if applicable, record holder consent), which we refer to as the procedural notice. Pursuant to Section 302A.473, Subd. 4 of the MBCA, the procedural notice must contain certain required information, including, without limitation, the address to which a dissenter must send a demand for payment and, to the extent such shareholder holds his or her shares in certificated form, his or her St. Jude Medical share certificates, in order to obtain payment for such shares and the date by which they must be received. To the extent a St. Jude Medical shareholder holds his or her St. Jude Medical shares in book-entry form, the procedural notice will also contain information regarding transfer restrictions placed on such shares. In order to receive the fair value of his or her St. Jude Medical shares under Section 302A.473 of the MBCA, a dissenter must demand payment and deposit St. Jude Medical share certificates (or, if applicable, comply with any required transfer restrictions on his or her shares) within 30 days after St. Jude Medical sends its procedural notice to dissenters. Under Minnesota law, notice by mail is given by a corporation when deposited in the United States mail.

        A ST. JUDE MEDICAL SHAREHOLDER WHO FAILS TO MAKE A DEMAND FOR PAYMENT AND TO DEPOSIT ST. JUDE MEDICAL SHARE CERTIFICATES (OR, IF APPLICABLE, COMPLY WITH ANY TRANSFER RESTRICTIONS) AS REQUIRED BY SECTION 302A.473, SUBD. 4, OF THE MBCA LOSES THE RIGHT TO RECEIVE THE FAIR VALUE OF HIS OR HER ST. JUDE MEDICAL SHARES UNDER SUCH SECTION NOTWITHSTANDING THE TIMELY FILING OF NOTICE OF INTENT TO DEMAND PAYMENT UNDER SECTION 302A.473, SUBD. 3. OF THE MBCA PRIOR TO THE SHAREHOLDER VOTE ON THE PROPOSED MERGERS.

        Except as provided below, if a demand for payment and deposit of St. Jude Medical share certificates (or, if applicable, compliance with transfer restrictions) are duly made by a dissenter with St. Jude Medical as required by the procedural notice, then after St. Jude Medical's receipt of such demand or the effective date of the mergers, whichever is later, St. Jude Medical must pay the dissenter an amount which St. Jude Medical estimates to be the fair value of the dissenter's St. Jude Medical shares, with interest, if any. For the purpose of a dissenter's appraisal rights under Sections 302A.471 and 302A.473 of the MBCA, "fair value" means the value of the St. Jude Medical shares immediately before the effective date of such merger. IT IS POSSIBLE THAT THE FAIR VALUE OF ST. JUDE MEDICAL SHARES AS DETERMINED PURSUANT TO DISSENTERS' RIGHTS PROCEDURES MAY BE DETERMINED TO BE LESS THAN THE VALUE OF THE MERGER CONSIDERATION. Additionally, "interest" means interest commencing five days after the effective date of such merger until the date of payment, calculated at the rate provided in Minnesota Statutes Section 549.09, Subd. 1, Paragraph (c), clause (1), which is currently 4%. If a dissenter believes the payment received from St. Jude Medical is less than the fair value of the St. Jude Medical shares, with interest, if any, such dissenter must give written notice to St. Jude Medical of his or her own estimate of the fair value of the St. Jude Medical shares, with interest, if any, within 30 days after the date St. Jude Medical remits its estimate of fair value to such dissenter by mail, which we refer to as the counter demand. The dissenter's counter demand must demand payment of the difference between his or her estimate and the amount remitted by St. Jude Medical. If such dissenter fails to give written notice of such estimate to St. Jude Medical, or fails to demand payment of the difference, within the 30-day time period, such dissenter is entitled only to the amount remitted by St. Jude Medical.

        St. Jude Medical may withhold the remittance described in the preceding paragraph with respect to a dissenter demanding payment who was not the holder of record of St. Jude Medical shares as of April 28, 2016—the date of the first public announcement of the proposed mergers—or who is asserting dissenters' rights on behalf of a person who was not a beneficial owner of St. Jude Medical shares on such date. As to each such dissenter who has validly demanded payment, following the effective date of such mergers or the receipt of demand, whichever is later, St. Jude Medical must mail its estimate of the fair value of such dissenter's shares of stock and offer to pay this amount with interest, if any, to the dissenter upon receipt of such dissenter's agreement to accept this amount in full satisfaction. If such dissenter believes that St. Jude Medical's offer is for less than the fair value of the shares of stock, with interest, if any, such dissenter must make a counter demand that gives written notice to St. Jude Medical of his or her own estimate of the fair value of the St. Jude Medical shares, with interest, if any, and demand payment of this amount. This counter demand must be mailed to St. Jude Medical within 30 days after the mailing of St. Jude Medical's offer. If the dissenter fails to make this demand within the 30-day time period, such dissenter is entitled only to the amount offered by St. Jude Medical.

        If St. Jude Medical and a dissenter (including both dissenters who held St. Jude Medical shares on or prior to April 28, 2016, which was the date the mergers were first publicly announced, and dissenters who purchased St. Jude Medical shares after such date who have complied with their respective demand requirements) do not settle the dissenter's demand within 60 days after St. Jude Medical receives the dissenter's estimate of the fair value of his or her St. Jude Medical shares, then St. Jude Medical must file a petition in a court of competent jurisdiction in the county in which the registered office of St. Jude Medical is located, requesting that the court determine the statutory fair value of stock with interest, if any. All dissenters whose demands are not settled within the applicable 60-day settlement period must be made parties to this proceeding.

        The court will then determine whether each dissenter in question has fully complied with the provisions of Section 302A.473 of the MBCA, and for all dissenters who have fully complied and not forfeited statutory dissenters' rights, will determine the fair value of the St. Jude Medical shares, taking into account any and all factors the court finds relevant (including, without limitation, the recommendation of any appraisers which may have been appointed by the court), computed by any method that the court, in its discretion, sees fit to use, whether or not used by St. Jude Medical or a dissenter. The fair value of the St. Jude Medical shares as determined by the court will be binding on all dissenters. However, under the statute, dissenters will not be liable to St. Jude Medical for the amount, if any, by which payments previously remitted to the dissenters exceed the fair value of such St. Jude Medical shares determined by a court, with interest. The costs and expenses of such a court proceeding will be assessed against St. Jude Medical, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment is found to be arbitrary, vexatious or not in good faith.

        Under Section 302A.471, Subd. 2 of the MBCA, a St. Jude Medical shareholder may not assert dissenters' rights with respect to less than all of the shares of stock registered in such shareholder's name, unless the shareholder dissents with respect to all shares beneficially owned by another person and discloses the name and address of such other person.

        Under Section 302A.471, Subd. 4 of the MBCA, a St. Jude Medical shareholder has no right at law or in equity to have the merger agreement set aside or rescinded, except if approval or consummation of such merger agreement is fraudulent with respect to such shareholder or St. Jude Medical.

        In view of the complexity of Section 302A.471 and Section 302A.473 of the MBCA, St. Jude Medical shareholders who may wish to pursue dissenters' rights should consult their legal and financial advisors.

 VALIDITY OF COMMON SHARES

        The validity of the Abbott shares offered hereby will be passed upon for Abbott by Wachtell, Lipton, Rosen & Katz.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of Abbott at December 31, 2015 and for the two years then ended, and the effectiveness of Abbott's internal control over financial reporting as of December 31, 2015 incorporated by reference from Abbott's Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule for the year ended December 31, 2013 incorporated in this registration statement by reference from Abbott's Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph regarding the retrospective adjustment to reflect the developed markets branded generics pharmaceuticals and the animal health businesses as discontinued operations and the distribution of the shares of AbbVie Inc. to the Abbott's shareholders), which are incorporated herein by reference. Such consolidated financial statements and the related financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of St. Jude Medical, Inc. appearing in St. Jude Medical, Inc.'s Current Report on Form 8-K dated June 7, 2016, and the effectiveness of St. Jude Medical, Inc.'s internal control over financial reporting as of January 2, 2016 (excluding the internal control over financial reporting of Thoratec Corporation), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on the effectiveness of St. Jude Medical Inc.'s internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Thoratec Corporation from the scope of such firm's audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and St. Jude Medical, Inc.'s management's assessment of the effectiveness of internal control over financial reporting as of January 2, 2016 (which did not include an evaluation of the internal control over financial reporting of Thoratec Corporation) have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 SHARE OWNERSHIP OF MANAGEMENT AND DIRECTORS AND CERTAIN BENEFICIAL OWNERS OF ST. JUDE MEDICAL SHARES

        The following table presents information regarding the beneficial ownership of St. Jude Medical shares as of September 7, 2016 by (a) each of St. Jude Medical's directors, director nominees and executive officers appearing in the Summary Compensation Table, (b) all of St. Jude Medical's directors and executive officers as a group and (c) each person known to St. Jude Medical to be the beneficial owner of more than 5% of St. Jude Medical shares. Unless otherwise noted, these persons have sole voting and dispositive power with respect to the shares owned by them, and none of the shares beneficially owned by St. Jude Medical's Directors, Director nominees and executive officers are subject to a pledge.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number of St. Jude Medical Shares Held September 7, 2016(1)		Vested Stock Options, and RSUs, Restricted Stock and Stock Options of St. Jude Medical that are expected to vest within 60 days of September 7, 2016	Total Beneficial Ownership of St. Jude Medical Shares		Percent of Class
John W. Brown	206,295		-0-	206,295		*
Richard R. Devenuti	43,308		47,950	91,258		*
David C. Dvorak	5,599		-0-	5,599
Stuart M. Essig	48,777		47,950	96,727		*
Barbara B. Hill	32,863		47,950	80,813		*
Michael A. Rocca	28,938		47,950	76,888		*
Michael T. Rousseau	31,822		1,030,468	1,062,290		*
Daniel J. Starks	6,128,215		2,427,787	8,556,002	(1)	3.0%
Stefan K. Widensohler	34,966		12,250	47,216		*
Wendy L. Yarno	30,240		47,950	78,190		*
Eric S. Fain	80,292		810,169	890,461		*
Denis M. Gestin	28,063		147,228	175,291
Donald J. Zurbay	20,100		186,878	206,978		*
Directors and Executive Officers of St. Jude Medical as a Group (23 persons)	7,021,021		6,581,368	13,602,389		4.8%
Massachusetts Financial Services Company	22,169,113	(2)	-0-	22,169,113		7.8%
111 Huntington Avenue
Boston, MA 02199
BlackRock, Inc.	19,949,346	(3)	-0-	19,949,346		7.0%
55 East 52nd Street
New York, NY 10022
The Vanguard Group	16,138,642	(4)	-0-	16,138,642		5.7%
100 Vanguard Blvd
Malvern, PA 19355

*
Less than 1.0%

(1)
Includes 1.8 million St. Jude Medical shares pledged by Mr. Starks in support of a line of credit. The number of St. Jude Medical shares pledged to support this line of credit was reduced from 2.5 million St. Jude Medical shares pledged in 2011 to 2.0 million St. Jude Medical shares pledged in 2012 to 1.8 million St. Jude Medical shares pledged as of September 7, 2016, which currently represents only approximately 0.6% of St. Jude Medical shares outstanding.

The shares pledged by Mr. Starks represent a portion of the shares he has held for 30 years. Mr. Starks, St. Jude Medical's largest individual shareholder, acquired these shares through open market purchases of common stock in Daig Corporation, a company St. Jude Medical acquired in May 1996 in a stock-for-stock merger, and he has continued to own these shares in light of his desire to maintain a significant alignment of his interests with those of St. Jude Medical's shareholders.

As of September 7, 2016, Mr. Starks owned 6,128,215 St. Jude Medical shares and also held RSUs that vest and stock options to purchase common shares exercisable within 60 days of September 7, 2016 totaling 2,427,787 St. Jude Medical shares, for a total beneficial ownership position of 8,556,002 St. Jude Medical shares. St. Jude Medical believes Mr. Starks has substantial unencumbered financial resources that would likely prevent the disorderly disposition of his pledged St. Jude Medical shares.

(2)
This information is derived from a Schedule 13G/A filed on February 12, 2016 by Massachusetts Financial Services Company ("MFS"), an investment adviser, which is deemed to be the beneficial owner of 22,169,113 St. Jude Medical shares owned by MFS and/or certain other non-reporting entities. MFS has sole voting power over 19,545,163 St. Jude Medical shares and sole dispositive power over 22,169,113 St. Jude Medical shares.

(3)
This information is derived from a Schedule 13G/A filed on January 27, 2016 by BlackRock, Inc., a parent holding company ("BlackRock"), which is deemed to be the beneficial owner of 19,949,346 St. Jude Medical shares owned by BlackRock and/or certain other non-reporting entities. BlackRock has sole voting power over 17,592,861 St. Jude Medical shares and sole dispositive power over 19,949,346 St. Jude Medical shares.

(4)
This information is derived from a Schedule 13G/A filed on February 10, 2016 by The Vanguard Group ("Vanguard"), which is deemed to be the beneficial owner of 16,138,642 St. Jude Medical shares as a result of acting as an investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E). Vanguard has sole voting power over 524,196 St. Jude Medical shares, sole dispositive power over 15,579,269 St. Jude Medical shares and shared dispositive power over 559,373 St. Jude Medical shares.

 OTHER MATTERS

        St. Jude Medical does not know of any other matters that may be presented for consideration at the shareholders' meeting. If any other business properly comes before the shareholders' meeting, the holders of the proxies given by St. Jude Medical shareholders will have discretionary voting authority to vote shares of St. Jude Medical stock represented by them as they deem in the best interest of St. Jude Medical.

SHAREHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

        Under SEC rules, shareholders of St. Jude Medical who wish to present a proposal at the 2017 annual meeting of shareholders and have it included in St. Jude Medical's proxy statement (if any) for that meeting must submit the proposal in writing to Jason Zellers, Corporate Secretary, St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, Minnesota 55117. St. Jude Medical must receive your written proposal no later than May 29, 2017. St. Jude Medical will not hold a 2017 annual meeting of shareholders if the mergers have been completed prior to the date such meeting would be held.

        Shareholders of St. Jude Medical who intend to present a proposal at the 2017 annual meeting of shareholders, but not to include the proposal in St. Jude Medical's proxy statement, must comply with the requirements established in St. Jude Medical's bylaws. St. Jude Medical's bylaws require, among other things, that a shareholder submit a written notice to the Corporate Secretary of St. Jude Medical of the intention to bring a proposal before the meeting not less than 50 days nor more than 75 days prior to the annual meeting (or if less than 60 days' notice or prior public disclosure of the date of the annual meeting is given to shareholders, not later than the tenth day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made).

 HOUSEHOLDING OF PROXY MATERIALS

        The SEC rules allow a single copy of the proxy statement and annual report to be delivered to multiple shareholders sharing the same address and last name, or who St. Jude Medical reasonably believe are members of the same family, and who consent to receive a single copy of these materials in a manner provided by these rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. Although St. Jude Medical does not household for its registered shareholders, some brokers household St. Jude Medical proxy statements and annual reports, delivering a single copy of these documents to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of the St. Jude Medical proxy statement and annual report, or if you are receiving multiple copies of these documents and wish to receive only one, please notify your broker. St. Jude Medical will deliver promptly upon written or oral request a separate copy of St. Jude Medical's notice or proxy statement and annual report to a shareholder at a shared address to which single copies of these documents were delivered. For copies of these documents, shareholders should write to St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Corporate Secretary, or call (800) 328-9634.

 WHERE YOU CAN FIND MORE INFORMATION

        St. Jude Medical and Abbott file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents St. Jude Medical and Abbott file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of St. Jude Medical and Abbott also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents St. Jude Medical files with the SEC by going to St. Jude Medical's Internet website at www.sjm.com or by contacting St. Jude Medical's Investor Relations Department at One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347. You may obtain free copies of the documents Abbott files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to Abbott's Internet website at www.abbott.com or by contacting Abbott's Investor Relations Department at 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945. The Internet website addresses of St. Jude Medical and Abbott are provided as inactive textual references only. The information provided on the Internet websites of St. Jude Medical and Abbott, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

        Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows St. Jude Medical and Abbott to "incorporate by reference" into this proxy statement/prospectus documents St. Jude Medical and Abbott file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Abbott to register the Abbott shares that will be issued in connection with the mergers, of which this proxy statement/prospectus forms a part. This means that St. Jude Medical and Abbott can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that St. Jude Medical and Abbott file with the SEC will update and supersede that information. St. Jude Medical and Abbott incorporate by reference the documents listed below and any documents subsequently filed by Abbott or St. Jude Medical pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the shareholders' meeting.

        Abbott:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016;

  •
  Current Reports on Form 8-K filed with the SEC on February 2, 2016, April 28, 2016, May 4, 2016, July 12, 2016, July 20, 2016 and September 16, 2016; and

  •
  Definitive Proxy Statement for Abbott's 2016 annual meeting filed with the SEC on March 18, 2016.

        St. Jude Medical:

  •
  Annual Report on Form 10-K for the fiscal year ended January 2, 2016;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2016;

  •
  Current Reports on Form 8-K filed with the SEC on April 28, 2016, June 7, 2016, July 12, 2016 and July 20, 2016; and

  •
  Registration Statement on Form 8-A and amendments thereto filed with the SEC on November 8, 1996.

        Notwithstanding the foregoing, information furnished by St. Jude Medical or Abbott on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed "filed" for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

        THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION FROM ANY PERSON FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN SUCH JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR ST. JUDE MEDICAL SHARES AT THE SHAREHOLDERS' MEETING. ABBOTT HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED SEPTEMBER 26, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN (OR INCORPORATED BY REFERENCE INTO) THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THE DATE OF SUCH INCORPORATED DOCUMENT (AS APPLICABLE), AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

 Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

April 27, 2016

by and among

ABBOTT LABORATORIES,

ST. JUDE MEDICAL, INC.,

VAULT MERGER SUB, INC.

and

VAULT MERGER SUB, LLC

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 27, 2016, is by and among Abbott Laboratories, an Illinois corporation ("Parent"), St. Jude Medical, Inc., a Minnesota corporation (the "Company"), Vault Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent ("Merger Sub 1"), and Vault Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent ("Merger Sub 2"). Parent, the Company, Merger Sub 1 and Merger Sub 2 are referred to individually as a "Party" and collectively as the "Parties".

W I T N E S S E T H:

        WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, (a) Merger Sub 1 will merge with and into the Company, with the Company surviving such merger as the First Surviving Corporation (the "First Merger"), pursuant to which each of the Company's issued and outstanding common shares, par value $0.10 per share (the "Company Shares"), other than certain Company Shares to be cancelled, will be converted into the right to receive the Merger Consideration; and (b) promptly following the First Effective Time, the First Surviving Corporation shall merge with and into Merger Sub 2, with Merger Sub 2 surviving such merger as the Surviving Company (the "Second Merger" and, together with the First Merger, the "Mergers");

        WHEREAS, the Boards of Directors of Parent, the Company and Merger Sub 1 have each unanimously (i) determined that the Mergers, this Agreement, the plan of merger (as such term is used in Section 302A.611 of the Minnesota Business Corporation Act) contained in this Agreement (the "Plan of Merger") and the transactions contemplated hereby, are in the best interests of their respective companies and shareholders and (ii) approved this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Mergers;

        WHEREAS, the Board of Directors of Merger Sub 2 has (i) determined that the Mergers, this Agreement and the transactions contemplated hereby, are in the best interests of Merger Sub 2 and Merger Sub 2's sole member and (ii) approved this Agreement and the transactions contemplated hereby, including the Second Merger;

        WHEREAS, the Board of Directors of the Company (the "Company Board") has unanimously resolved to recommend that the Company's shareholders approve this Agreement, the First Merger and the adoption of the Plan of Merger;

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

        Section 1.01    Definitions.     (a) As used herein, the following terms have the following meanings:

        "1933 Act" means the U.S. Securities Act of 1933.

        "1934 Act" means the U.S. Securities Exchange Act of 1934.

        "2017 Private Placement Notes" means St. Jude Medical Japan Co., Ltd.'s 1.58% Senior Notes due 2017, issued pursuant to the Existing Note Purchase Agreement.

        "2018 Senior Notes" means the Company's 2.000% Senior Notes due 2018, issued pursuant to the Existing Senior Notes Indenture.

        "2020 Private Placement Notes" means St. Jude Medical Japan Co., Ltd.'s 2.04% Senior Notes due 2020, issued pursuant to the Existing Note Purchase Agreement.

        "2020 Senior Notes" means the Company's 2.800% Senior Notes due 2020, issued pursuant to the Existing Senior Notes Indenture.

        "2023 Senior Notes" means the Company's 3.25% Senior Notes due 2023, issued pursuant to the Existing Senior Notes Indenture.

        "2025 Senior Notes" means the Company's 3.875% Senior Notes due 2025, issued pursuant to the Existing Senior Notes Indenture.

        "2043 Senior Notes" means the Company's 4.75% Senior Notes due 2043, issued pursuant to the Existing Senior Notes Indenture.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term "control" (including its correlative meanings "controlled" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person's securities or partnership or other ownership interests, or by Contract or otherwise).

        "Aggregate Cash Amount" means the aggregate amount of cash to be paid to holders of Company Shares (including in respect of any Dissenting Shares and any fractional shares pursuant to Section 2.07) in exchange for their Company Shares. Solely for purposes of Section 2.09 and the definitions used therein, the amount of cash payable in respect of Dissenting Shares shall be deemed to be $85.00 per Dissenting Share (it being understood that the actual amount that would be payable in respect of any Dissenting Shares following completion of a proceeding determining the "fair value" of such Dissenting Shares would be determined pursuant to such proceeding in accordance with the applicable provisions of Minnesota law).

        "Aggregate Stock Consideration" means the product of (i) the aggregate number of Parent Shares to be delivered to the holders of Company Shares in exchange for their Company Shares pursuant to this Agreement (disregarding for this purpose shares of Parent Stock issued to and sold by the Exchange Agent pursuant to Section 2.07), multiplied by (ii) the Applicable Stock Value.

        "Applicable Stock Value" means $43.88.

        "Business Day" means any day that is not a Saturday, a Sunday or other day that (i) is a statutory holiday under the federal Laws of the United States or (ii) is otherwise a day on which banks in New York, New York are authorized or obligated by Law or executive order to remain closed.

        "Closing Date" means the date of the Closing.

        "Code" means the Internal Revenue Code of 1986.

        "Collective Bargaining Agreements" means any Contract or any side letter to which a Party or its Subsidiaries is bound or that has been entered into between a Party or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union, or other similar employee representative body or employee committee.

        "Company Acquisition Proposal" means any inquiry, proposal, indication of interest or offer from any Person (other than Parent and its Subsidiaries or Affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (based on the fair market value thereof) (including equity interests in Subsidiaries) of the Company or any of its Subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, (ii) any issuance, sale or other disposition, directly or indirectly, to any Person of securities representing 15% or more of the total voting power of the Company, (iii) any tender offer or exchange offer that if consummated would result in any Person, directly or indirectly, beneficially owning 15% or more of the outstanding Company Shares, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person (or the stockholders of any Person) would acquire, directly or indirectly, more than 15% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or more than 15% of the aggregate voting power of the Company or of the surviving entity or (v) any combination of the foregoing, in each case, other than this Agreement and the transactions contemplated by this Agreement.

        "Company Adverse Recommendation Change" means any action by the Company Board, or any committee thereof, to: (i) withhold or withdraw (or modify or qualify in a manner adverse to Parent) or propose publicly to withhold or withdraw (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation, (ii) approve, recommend, or publicly propose to approve or recommend any Company Acquisition Proposal or (iii) in the case of the Company Board, following any Company Acquisition Proposal structured as a tender offer or exchange offer, fail, within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the 1934 Act, to recommend against acceptance of any such tender offer or exchange offer by the Company's shareholders, or subsequently withdraw (or modify or qualify in a manner adverse to Parent) any such recommendation (it being understood that the Company Board or any committee thereof may make or cause the Company to make a customary "stop, look and listen" communication and may elect to take no position with respect to a Company Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14e-2 under the 1934 Act without such action in and of itself being considered a Company Adverse Recommendation Change).

        "Company Balance Sheet" means the consolidated balance sheet of the Company as of January 2, 2016 and the footnotes thereto set forth in the Company 10-K.

        "Company Balance Sheet Date" means January 2, 2016.

        "Company Credit Facilities" means (i) the Existing Credit Facility and (ii) the Yen Credit Facilities.

        "Company Disclosure Letter" means the disclosure letter delivered by the Company to Parent in connection with, and upon the execution of, this Agreement.

        "Company Licensed Intellectual Property Rights" means any and all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

        "Company Material Adverse Effect" means any effect, change, condition, occurrence or event that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, excluding, in the case of clauses (i) and (ii), any effect, change, condition, occurrence or event to the extent resulting from or arising out of or attributable to (A) the credit, financial or securities markets or general economic or political conditions in the United States or elsewhere in the world, including changes in interest or exchange rates, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (B) conditions generally affecting the industries in which the Company and its Subsidiaries operate, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (C) acts of war (whether or not declared), sabotage or terrorism or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, or natural disasters (including hurricanes, tornadoes, floods, volcanoes, tsunamis, pandemics or earthquakes), except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (D) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts, predictions, guidance, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, (E) changes or proposed changes in Law (including changes or proposed changes in generally applicable rules, regulations and administrative policies of the FDA) or GAAP or the authoritative interpretations thereof, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (F) the execution and delivery of this Agreement, the performance of the transactions contemplated by this Agreement and the consummation of the Mergers and the announcement of the foregoing (other than for purposes of any representation or warranty contained in Section 4.02(a), Section 4.03, Section 4.04, clauses (f), (g) and (l)(v) of Section 4.17 and Section 4.23), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, (G) any action taken by the Company or its Subsidiaries that is required to comply with this Agreement (other than for purposes of any representation or warranty contained in Section 4.02(a), Section 4.03, Section 4.04, clauses (f), (g) and (l)(v) of Section 4.17 and Section 4.23), or that is taken with Parent's written consent or at Parent's written request, (H) any change or proposed change in the Company's credit ratings or (I) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that clauses (D), (H) and (I) shall not prevent the underlying cause of any such effect, change, condition, occurrence or event (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (C), and (E) through (G) hereof) from being taken into account in determining whether there has been a Company Material Adverse Effect); provided, however, that with respect to a disproportionate adverse effect referred to in clauses (A), (B), (C) or (E), only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

        "Company Owned Intellectual Property Rights" means any and all Intellectual Property Rights owned by the Company or any of its Subsidiaries.

        "Company Product" means all "drugs" and "devices" (as those terms are defined in Section 201 of the FDCA) and other products subject to the FDCA or any similar Law in any foreign jurisdiction that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

        "Company Share Plans" means the Company's 1997 Stock Option Plan, as amended, the Company's 2000 Stock Plan, as amended, the Company's 2007 Stock Incentive Plan, as amended and restated, the Company's 2006 Stock Plan, as amended and restated, the Company's 2002 Stock Plan, as amended and restated, and the Thoratec Corporation Amended and Restated 2006 Incentive Stock Plan.

        "Company Specified Representations" means the representations and warranties of the Company set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.04 (Non-contravention), Section 4.05 (Capitalization), Section 4.21 (Finders' Fees, etc.), Section 4.22 (Opinion of Financial Advisor) and Section 4.23 (Antitakeover Statues).

        "Company 10-K" means the Company's annual report on Form 10-K for the fiscal year ended January 2, 2016.

        "Competition Laws" means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade through merger or acquisition.

        "Confidentiality Agreement" means the Confidentiality Agreement, dated February 28, 2016, by and between the Company and Parent.

        "Contract" means any contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other agreement or legally binding arrangement or understanding.

        "DGCL" means the General Corporation Law of the State of Delaware.

        "Disclosure Letter" means, as the context requires, the Company Disclosure Letter and/or the Parent Disclosure Letter.

        "DLLCA" means the Limited Liability Company Act of the State of Delaware.

        "EC Merger Regulation" means the Council Regulation (EC) No 139/2004 of 20 January 2004 (published in the Official Journal of the European Union on January 29, 2004 at L 24/1).

        "EMA" means European Medicines Agency.

        "Environmental Claim" means any claim, action, suit, Proceeding, investigation, Order, demand or notice (written or oral) alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

        "Environmental Law" means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety with regard to exposure to Hazardous Substances, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

        "Environmental Permits" means all Governmental Authorizations relating to or required by Environmental Laws.

        "ERISA" means the Employee Retirement Income Security Act of 1974.

        "ERISA Affiliate" of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

        "Existing Credit Facility" means the Amended and Restated Multi-year $1,500,000,000 Credit Agreement, dated as of August 21, 2015, among the Company, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, L/C Issuer and lender, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

        "Existing Note Purchase Agreement" means the Note Purchase Agreement, dated as of April 28, 2010, among St. Jude Medical Japan Co., Ltd., the Company and the purchasers named therein in respect of the 2017 Private Placement Notes and the 2020 Private Placement Notes.

        "Existing Senior Notes Indenture" means the Indenture, dated as of July 28, 2009, between the Company and U.S. Bank National Association, as trustee, as supplemented by (i) the Fourth Supplemental Indenture, dated as of April 2, 2013, between the Company and U.S. Bank National Association, as trustee, in respect of the 2023 Senior Notes and the 2043 Senior Notes and (ii) the Fifth Supplemental Indenture, dated as of September 23, 2015, between the Company and U.S. Bank National Association, as trustee, in respect of the 2018 Senior Notes, the 2020 Senior Notes and the 2025 Senior Notes.

        "Existing Term Loan" means the Term Loan Agreement, dated as of August 21, 2015, among the Company, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent and lender, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

        "FDA" means U.S. Food and Drug Administration.

        "FDCA" means U.S. Food, Drug, and Cosmetic Act of 1938.

        "Financing Source Parties" means any Person (other than Parent or any of its Affiliates) that has committed to provide or arrange or otherwise entered into agreements in connection with providing the Debt Financing or any portion thereof or other financings in connection with the transactions contemplated hereby, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

        "GAAP" means generally accepted accounting principles in the United States.

        "Governmental Authority" means (i) any nation or government, any supranational or multinational governmental body, any provincial, federal, state, city, town, municipality, county, local or other political subdivision of any of the foregoing and any department, commission, board, bureau, instrumentality, agency or merger control authority of any of the foregoing, (ii) any national, supranational, multinational, provincial, federal, state, local or foreign court, tribunal, (iii) any national securities exchange or other self-regulatory authority, or (iv) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of one or more governmental authorities, including those set forth in clauses (i), or (ii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

        "Governmental Authorization" means any license, approvals, clearances, permits, certificates, waivers, amendments, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Government Authority, including a Healthcare Regulatory Authority.

        "Hazardous Substance" means any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety; or (ii) can form the basis of any liability under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety.

        "Healthcare Laws" means (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) federal Medicare and Medicaid statutes (Title XVIII and Title XIX of the Social Security Act); (iii) Patient Protection and Affordable Care Act; (iv) the Physician Payments Sunshine Act; (v) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act (31 U.S.C. § 3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state, provincial or local Laws; (vi) state or provincial device licensing, disclosure and reporting requirements; (vii) the Federal Trade Commission Act and (viii) any comparable foreign Laws for any of the foregoing.

        "Healthcare Regulatory Authority" means any federal, national, foreign or multinational governmental health regulatory agency or authority with jurisdiction over (i) the research, development, marketing, labeling, sale, distribution, use, handling and control, safety, efficacy, reliability, manufacturing, approval, licensing of any drug or medical device, (ii) federal healthcare programs under which such products are purchased or (iii) the protection of personal health information. References in this Agreement to Healthcare Regulatory Authority shall be deemed to include the EMA and the FDA, the Centers for Medicare & Medicaid Services, the U.S. Department of Justice, the U.S. Department of Health and Human Services, Office of Civil Rights, and the Federal Trade Commission and their equivalent foreign entities.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Intellectual Property Rights" means any and all intellectual property rights or similar proprietary rights throughout the world, including all (i) patents, trademarks, service marks, trade names, domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of patents, trademarks, service marks, trade dress, trade names, domain names, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, data, computer software programs and applications, and (iv) trade secrets and other tangible or intangible proprietary or confidential information and materials.

        "knowledge" means (i) with respect to the Company, the actual knowledge of each of the individuals listed in Section 1.01(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of each of the individuals listed in Section 1.01(a) of the Parent Disclosure Letter.

        "Laws" means any national, supranational, multinational, provincial, federal, state or local law (in each case, whether U.S. or foreign or otherwise, and whether statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority, including Healthcare Laws and Laws relating to Personal Information.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer (other than such a limitation arising under federal or state securities Laws) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

        "NYSE" means the New York Stock Exchange.

        "MBCA" means the Minnesota Business Corporation Act.

        "Order" means any outstanding order, writ, injunction, decree, award, consent decree, settlement or judgment issued, promulgated, made, or rendered by or entered into with any Governmental Authority or arbitrator (in each case, whether temporary, preliminary or permanent).

        "Parent Balance Sheet" means the consolidated balance sheet of Parent as of December 31, 2015 and the footnotes thereto set forth in Parent 10-K.

        "Parent Balance Sheet Date" means December 31, 2015.

        "Parent Closing Price" means an amount equal to the average of the volume weighted average price per Parent Share on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive trading days ending with the complete trading day ending immediately prior to the Closing.

        "Parent Disclosure Letter" means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

        "Parent Material Adverse Effect" means any effect, change, condition, occurrence or event that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Mergers, excluding, in the case of clauses (i) and (ii), any effect, change, condition, occurrence or event to the extent resulting from or arising out of or attributable to (A) the credit, financial or securities markets or general economic, or political conditions in the United States or elsewhere in the world, including changes in interest or exchange rates, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (B) conditions generally affecting the industries in which Parent and its Subsidiaries operate, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (C) acts of war (whether or not declared), sabotage or terrorism or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, or natural disasters (including hurricanes, tornadoes, floods, volcanoes, tsunamis, pandemics or earthquakes), except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (D) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts, predictions, guidance, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, (E) changes or proposed changes in Law (including changes or proposed changes in generally applicable rules, regulations and administrative policies of the FDA) or GAAP or the authoritative interpretations thereof, except to the extent any such effect, change, condition, occurrence or event has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (F) the execution and delivery of this Agreement and the performance of the transactions contemplated by this Agreement and the consummation of the Mergers and the announcement of the foregoing (other than for purposes of any representation or warranty contained in Section 5.02(a), Section 5.03 and Section 5.04), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, (G) any action taken by Parent or its Subsidiaries that is required to comply with this Agreement (other than for purposes of any representation or warranty contained in Section 5.02(a), Section 5.03 and Section 5.04), or that is taken with the Company's written consent or at the Company's written request, (H) any change or proposed change in Parent's credit ratings or (I) any decline in the market price, or change in trading volume, of the capital stock of Parent (it being understood that clauses (D), (H) and (I) shall not prevent the underlying cause of any such effect, change, condition, occurrence or event (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (C), and (E) through (G) hereof) from being taken into account in determining whether there has been a Company Material Adverse Effect); provided, however, that with respect to a disproportionate adverse effect referred to in clauses (A), (B), (C) or (E), only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect.

        "Parent Shares" means the common shares, without par value, of Parent.

        "Parent Share Issuance" means the issuance of Parent Shares as part of the consideration payable to the shareholders of the Company in connection with the First Merger.

        "Parent Specified Representations" means the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.04 (Non-contravention), Section 5.05 (Capitalization) and Section 5.18 (Finders' Fees, etc.).

        "Parent 10-K" means Parent's annual report on Form 10-K for the fiscal year ended December 31, 2015.

        "Permitted Interim Debt Actions" means (i) any incurrence of debt under, or amendment, refinancing or renewal of, existing credit facilities and debt securities (including disclosed in Section 4.20(a)(iv) of the Company Disclosure Letter) and commercial paper issuances; provided that the aggregate commitments/principal amount thereunder shall not be increased (other than as a result of de minimis breakage costs or prepayment fees); (ii) any incurrence of debt under, and any amendment of, letter of credit facilities, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, short term working capital facilities, ordinary course foreign working capital facilities, factoring arrangements, capital leases, financial leases, hedging and cash management and purchase money and equipment financings (in each case including the renewal, replacement or refinancing thereof with the same form of financing), in each case, in the ordinary course of business; and (iii) guarantees of any of the foregoing obligations of the Company or any of its wholly owned Subsidiaries; provided that, in the case of each of clauses (i) through (iii), (x) any new or amended indebtedness or other instruments or agreements (A) do not include any greater prepayment premiums or restrictions on prepayment than the indebtedness being amended or refinanced, (B) do not include any covenants that are materially more burdensome on the parties obligated in respect of such indebtedness than the indebtedness being amended or refinanced and (C) do not contain any terms that would be triggered by the consummation of the transactions contemplated by this Agreement that are not included in the indebtedness being amended or refinanced, (y) the aggregate amount of borrowings under the Existing Credit Facility together with the amount of outstanding commercial paper of the Company shall not at any time exceed $900,000,000 and (z) in no event will the Company or any of its Subsidiaries be permitted to incur additional debt under, amend (except as required by Section 8.05(e)(i)(B)), refinance or renew the Existing Term Loan or the Senior Notes.

        "Permitted Liens" means (i) Liens for Taxes, assessments or other charges by Governmental Authorities not yet delinquent or the amount or validity of which is being contested in good faith and by appropriate proceedings and, with respect to material amounts contested as of the date of the most recent consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents, for which adequate reserves are maintained on the consolidated financial statements included in the Company SEC Documents filed prior to the date hereof, in accordance with GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business, (iii) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (iv) with respect to any Real Property Lease, Liens that do not materially impair the value or use of such Real Property Lease or are being contested in the ordinary course of business in good faith and by appropriate proceedings, (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Authority, (vi) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records which would not materially detract from the value of or materially impair the existing use of the relevant properties, (vii) Liens securing payment, or any obligation, with respect to outstanding indebtedness so long as there is no event of default under such indebtedness or (viii) pledges or deposits under workmen's compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business.

        "Person" means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority, or group (within the meaning of Section 13(d)(3) of the 1934 Act).

        "Personal Information" means the information pertaining to an individual that is regulated or protected by any Law concerning the privacy or security of information pertaining to an individual, including HIPAA, state data breach notification Laws, state social security number protection Laws, the European Union Directive 95/46/EC, the Federal Trade Commission Act, Canada's Personal Information Protection and Electronic Documents Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act and state consumer protection Laws.

        "Proceeding" means any suit, action, claim, proceeding, arbitration, mediation, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, or investigative) commenced, brought, conducted or heard by or before, any Governmental Authority or arbitrator.

        "Release" means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

        "Representatives" means, with respect to a Person, its respective directors, managers, officers, partners, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants, investment bankers and financial advisors), its Affiliates, and, as applicable, Financing Source Parties.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Senior Notes" means the 2018 Senior Notes, the 2020 Senior Notes, the 2023 Senior Notes, the 2025 Senior Notes and the 2043 Senior Notes.

        "Significant Subsidiaries" means, with respect to a Person, any "significant subsidiary" of such Person as such term is defined in Section 1-02(w) of Regulation S-X under the 1934 Act.

        "Stock Award Exchange Ratio" means the sum of (i) the Exchange Ratio and (ii) the quotient of (x) the Per Share Cash Amount divided by (y) the Parent Closing Price.

        "Subsidiary" means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein or (ii) has the right to appoint 50% or more of the directors or managers; "wholly owned Subsidiary" means a Subsidiary that is directly or indirectly wholly owned by a Person except for a de minimis amount of shares or other equity interests held by third parties as required under local law or regulation.

        "Superior Proposal" means a bona fide written Company Acquisition Proposal made after the date of this Agreement from any Person (other than Parent and its Subsidiaries or Affiliates) (with all references to "15% or more" in the definition of Company Acquisition Proposal being deemed to reference "50% or more") which the Company Board has, after consultation with the Company's financial advisors and outside legal counsel, determined in its good-faith judgment would, if consummated, result in a transaction more favorable to its shareholders from a financial point of view than the transactions contemplated by this Agreement and is reasonably capable of being completed on the terms proposed, taking into account all financial, legal, regulatory, timing, financing and other aspects thereof that the Company Board deems relevant).

        "Tax" means any (i) tax, fee or other like assessment or charge (together with any interest, penalty, and additions to tax) imposed by any Governmental Authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), and (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group.

        "Tax Return" means any report, return, declaration or information statement filed or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and any amendment thereof.

        "Third Party" means any Person other than Parent, the Company or any of their respective Affiliates.

        "Threshold Percentage" means the quotient, expressed as a percentage, obtained by dividing (i) the Aggregate Stock Consideration by (ii) the sum of the Aggregate Stock Consideration plus the Aggregate Cash Amount.

        "Treasury Regulations" means the regulations promulgated under the Code.

        "Yen Credit Facilities" means (i) the Agreement on Overdraft in Special Current Account, by and between Mizuho Bank, Ltd. and St. Jude Medical Japan Co., Ltd., (ii) the Guaranty, dated March 8, 2011, by the Company to Mizuho Bank, Ltd., (iii) the Special Overdraft Agreement, dated March 8, 2011, by and between Sumitomo Mitsui Banking Corporation and St. Jude Medical Japan Co., Ltd. and (iv) the Guaranty by the Company to Sumitomo Mitsui Banking Corporation.

          (b)   Each of the following terms is defined in the page set forth opposite such term:

Term	Page
1933 Act	6
1934 Act	6
2017 Private Placement Notes	6
2018 Senior Notes	6
2020 Private Placement Notes	6
2020 Senior Notes	6
2023 Senior Notes	6
2025 Senior Notes	6
2043 Senior Notes	6
Acceptable Confidentiality Agreement	83
Affiliate	6
Aggregate Cash Amount	6
Aggregate Stock Consideration	7
Agreement	5
Alternative Acquisition Agreement	83
Applicable Stock Value	7
Assumed Company Option	32
Assumed Company RSU Award	33
Book-Entry Shares	25
Business Day	7
Certificate	25
Claim	74
Closing	23
Closing Date	7
Code	7
Collective Bargaining Agreements	7
Company	5
Company 10-K	10
Company Acquisition Proposal	7
Company Adverse Recommendation Change	7
Company Balance Sheet	8
Company Balance Sheet Date	8
Company Board	5
Company Board Recommendation	37
Company Disclosure Letter	8
Company Indemnitee	73
Company International Plan	47
Company Licensed Intellectual Property Rights	8
Company Material Adverse Effect	8
Company Material Contract	52
Company Options	32
Company Owned Intellectual Property Rights	9
Company Plan	45
Company Product	9
Company Qualified DC Plan	77
Company Real Property	42
Company Regulatory Permits	48
Company Restricted Share Awards	34

Term	Page
Company RSU Awards	33
Company SEC Documents	40
Company Securities	38
Company Share Awards	31
Company Share Plans	9
Company Shareholder Approval	37
Company Shareholder Meeting	70
Company Shares	5
Company Specified Representations	9
Company Subsidiary Securities	39
Company Termination Fee	102
Company Transaction Litigation	96
Competition Laws	10
Confidentiality Agreement	10
Continuing Employee	76
Contract	10
D&O Insurance	74
Debt Financing	61
Debt Transaction Documents	91
Debt Transactions	91
Definitive Financing Agreements	85
DFS Provisions	106
DGCL	10
Disclosure Letter	10
Dissenting Shares	26
DLLCA	10
EC Merger Regulation	10
EMA	10
End Date	99
Environmental Claim	10
Environmental Law	10
Environmental Permits	11
ERISA	11
ERISA Affiliate	11
ESPP	34
Exchange Agent	27
Exchange Fund	27
Exchange Ratio	25
Existing Credit Facility	11
Existing Note Purchase Agreement	11
Existing Senior Notes Indenture	11
Existing Term Loan	11
FDA	11
FDCA	11
Financing	87
Financing Commitment Letters	61
Financing Source Parties	11
First Delaware Certificate of Merger	24
First Effective Time	24
First Merger	5

Term	Page
First Merger Certificates	24
First Minnesota Articles of Merger	24
First Surviving Corporation	23
GAAP	11
Governmental Authority	11
Governmental Authorization	12
Hazardous Substance	12
Healthcare Laws	12
Healthcare Regulatory Authority	12
HSR Act	12
Indemnitee	73
Intellectual Property Rights	13
Japan ESPP	35
knowledge	13
Laws	13
Lien	13
MBCA	13
Measurement Date	38
Merger Consideration	25
Merger Sub 1	5
Merger Sub 2	5
Mergers	5
Net Exercise Shares	32
Note Purchase Agreement Transaction	91
NYSE	13
Order	13
Parent	5
Parent 10-K	15
Parent Balance Sheet	13
Parent Balance Sheet Date	13
Parent Closing Price	13
Parent Disclosure Letter	13
Parent Material Adverse Effect	14
Parent Options	57
Parent Plans	76
Parent SEC Documents	59
Parent Securities	58
Parent Share Awards	58
Parent Share Issuance	15
Parent Shares	15
Parent Specified Representations	15
Parties	5
Party	5
Payoff Letters	93
Per Share Cash Amount	25
Per Share Parent Share Amount	25
Permitted Interim Debt Actions	15
Permitted Liens	15
Person	16
Personal Information	16

Term	Page
Plan of Merger	5
Premium Cap	74
Proceeding	16
Proxy Statement/Prospectus	41
Public Official	53
Public Statement	93
Registration Statement	41
Release	16
Replacement Commitments	87
Replacement Financing	87
Replacement Financing Commitment Letter	87
Replacement Financing Documents	87
Representatives	16
Sarbanes-Oxley Act	17
SEC	17
Second Delaware Certificate of Merger	24
Second Effective Time	24
Second Merger	5
Second Merger Certificates	24
Second Minnesota Articles of Merger	24
Sections 471 and 473	26
Senior Notes	17
Significant Subsidiaries	17
Stock Award Exchange Ratio	17
Subsidiary	17
Subsidiary Indemnitee	73
Substitute Financing	86
Superior Proposal	17
Surrendered Company Option	32
Surrendered Company Restricted Share Award	33
Surrendered Company RSU Award	33
Surviving Company	23
Tax	17
Tax Return	17
Taxing Authority	17
Term Loan Transaction	91
Third Party	17
Threshold Percentage	18
Treasury Regulations	18

        Section 1.02    Other Definitional and Interpretative Provisions.     The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. The word "or" is used in the inclusive sense of "or." The terms "or," "any" and "either" are not exclusive. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and, to the extent applicable, to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to "the transactions contemplated by this Agreement" or words with a similar import shall be deemed to include the Mergers and the Parent Share Issuance. References to any Person include the successors and permitted assigns of that Person. References herein to "$" or dollars will refer to U.S. dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The word "extent" and the phrase "to the extent" when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean "if." The phrase "made available" shall be deemed to include any documents filed or furnished with the SEC. The phrase "ordinary course of business" shall be deemed to mean the ordinary course of business consistent with past practice. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

THE MERGERS; EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

        Section 2.01    The Mergers.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and MBCA, at the First Effective Time, Merger Sub 1 shall be merged with and into the Company, whereupon the separate existence of Merger Sub 1 will cease and the Company shall continue as the surviving corporation (the "First Surviving Corporation").

          (b)   Promptly following the First Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA and MBCA, the First Surviving Corporation shall be merged with and into Merger Sub 2, whereupon the separate existence of the First Surviving Corporation will cease and Merger Sub 2 shall continue as the surviving company (the "Surviving Company").

          (c)   It is intended that the Mergers, taken together, shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

        Section 2.02    Closing.     Subject to the provisions of this Agreement, the closing of the Mergers (the "Closing") shall take place in New York City at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 9:00 a.m. on the second Business Day following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 9 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), or such date, time or place is agreed to in writing by Parent and the Company.

        Section 2.03    Effective Times.

          (a)   Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause to be filed (i) with the Secretary of State of the State of Delaware the certificate of merger relating to the First Merger (the "First Delaware Certificate of Merger"), executed and acknowledged in accordance with the relevant provisions of the DGCL, and (ii) with the Secretary of State of the State of Minnesota the articles of merger relating to the First Merger (the "First Minnesota Articles of Merger" and together with the First Delaware Certificate of Merger, the "First Merger Certificates"), executed and acknowledged in accordance with the relevant provisions of the MBCA. The First Merger shall become effective at the later of (A) the time that the First Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware and (B) the time that the First Minnesota Articles of Merger have been duly filed with the Secretary of State of the State of Minnesota, or at such later time as Parent and the Company shall agree and specify in the First Merger Certificates (the time the First Merger becomes effective, the "First Effective Time").

          (b)   Subject to the provisions of this Agreement, as soon as practicable after the First Effective Time, the Parties shall cause to be filed (i) with the Secretary of State of the State of Delaware the certificate of merger relating to the Second Merger (the "Second Delaware Certificate of Merger"), executed and acknowledged in accordance with the relevant provisions of the DLLCA, and (ii) with the Secretary of State of the State of Minnesota the articles of merger relating to the Second Merger (the "Second Minnesota Articles of Merger" and together with the Second Delaware Certificate of Merger, the "Second Merger Certificates"), executed and acknowledged in accordance with the relevant provisions of the MBCA. The Second Merger shall become effective at the later of (A) the time that the Second Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware and (B) the time that the Second Minnesota Articles of Merger have been duly filed with the Secretary of State of the State of Minnesota, or at such later time as Parent and the Company shall agree and specify in the Second Merger Certificates (the time the Second Merger becomes effective, the "Second Effective Time"). The First Effective Time shall, in all events, precede the Second Effective Time.

        Section 2.04    Effects of the Mergers.

          (a)   At the First Effective Time, the First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and MBCA. Without limiting the generality of the foregoing, at the First Effective Time, the First Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub 1 and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub 1, all as provided under the DGCL and MBCA.

          (b)   At the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and MBCA. Without limiting the generality of the foregoing, at the Second Effective Time, the Surviving Company shall possess all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub 2 and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub 2, all as provided under the DLLCA and MBCA.

        Section 2.05    Effect of the Mergers on Share Capital of the Company, Merger Sub 1 and Merger Sub 2.

          (a)   At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of any securities of the Company or Merger Sub 1:

              (i)  All Company Shares that are owned directly or indirectly by Parent, any Subsidiary of Parent or any Subsidiary of the Company immediately prior to the First Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

             (ii)  Subject to Section 2.09 and Section 2.12(e), each Company Share issued and outstanding immediately prior to the First Effective Time (other than (A) shares to be cancelled in accordance with Section 2.05(a)(i), and (B) subject to the provisions of Section 2.08, Dissenting Shares) shall at the First Effective Time be converted into the right to receive (x) $46.75 in cash, without interest (the "Per Share Cash Amount"), and (y) 0.8708 (such ratio, as may be adjusted pursuant to Section 2.06, the "Exchange Ratio") of a validly issued, fully paid and non-assessable Parent Share (the "Per Share Parent Share Amount") (the consideration payable in accordance with this Section 2.05(a)(ii), the "Merger Consideration"), less any applicable withholding Taxes in accordance with Section 2.10(i); provided that cash shall be payable in respect of fractional Parent Shares sold in accordance with Section 2.07.

            (iii)  As of the First Effective Time, all Company Shares converted into the Merger Consideration pursuant to this Section 2.05(a) shall automatically be cancelled and shall cease to exist, and each holder of (A) a certificate that immediately prior to the First Effective Time represented any such Company Shares (a "Certificate") or (B) Company Shares held in book-entry form ("Book-Entry Shares") shall cease to have any rights with respect thereto, except (subject to Section 2.08) (1) the Merger Consideration and (2) the right to receive any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.10.

            (iv)  Each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonassessable common share, par value $0.10 per share, of the First Surviving Corporation.

          (b)   At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any holder of any securities of the First Surviving Corporation or Merger Sub 2:

              (i)  Each common share, par value $0.10 per share, of the First Surviving Corporation shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

             (ii)  Each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company.

        Section 2.06    Certain Adjustments.     Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the First Effective Time or (b) any termination of this Agreement in accordance with Article 10, the outstanding Parent Shares or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Shares (including Company Options exercisable for Company Shares) the same economic effect as contemplated by this Agreement prior to such event, including any volume weighted average price determinations. Nothing in this Section 2.06 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

        Section 2.07    Fractional Shares.     No certificates or scrip or book-entry notations representing fractional Parent Shares shall be issued upon the conversion of Company Shares pursuant to Section 2.05(a). In respect of any such fractional shares, each holder of record of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.07, a cash payment representing such holder's proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale), as agent for former holders of Company Shares, in one or more transactions of Parent Shares (which Parent shall issue to the Exchange Agent on behalf of such former holders of Company Shares) equal to the excess of (a) the aggregate number of shares to be delivered to the Exchange Agent by Parent pursuant to Section 2.10(a) over (b) the aggregate number of whole Parent Shares to be issued to the holders of Company Shares pursuant to Section 2.05(a). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in respect of any fractional share interests in Parent Shares, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Shares entitled to receive such cash.

        Section 2.08    Dissenting Shares.     Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the First Effective Time and that are held by any Person who is entitled to demand and properly demands dissenters' rights with respect to such shares ("Dissenting Shares") pursuant to, and who complies in all respects with, Sections 471 and 473 of the MBCA ("Sections 471 and 473") shall not be converted into the Merger Consideration as provided in Section 2.05, but rather the holders of Dissenting Shares shall be entitled to payment by the Surviving Company of the "fair value" of such Dissenting Shares in accordance with Sections 471 and 473; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose dissenters' rights pursuant to (or a court of competent jurisdiction shall determine that such holder is not entitled to receive fair value pursuant to) Sections 471 and 473, then the right of such holder to be paid the fair value of such holder's Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the First Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 2.05. The Company shall provide prompt notice to Parent of any demands received by the Company for dissenters' rights with respect to any Company Shares, written notices of intent to demand, written withdrawals of such demands and any other instruments served pursuant to Sections 471 and 473 received by the Company and any other documents related thereto received from any Person purporting to seek to exercise dissenters' rights. Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the First Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal, or offer to settle or settle any such demands if such settlement would involve payment prior to the Closing or would otherwise not be contingent upon the Closing.

        Section 2.09    Limitation on Cash Consideration Payable.     Notwithstanding anything in this Agreement to the contrary, if the Threshold Percentage (determined without regard to this sentence) is less than 41%, then an amount of cash otherwise payable to the holders of Company Shares under this Agreement (other than to holders of Dissenting Shares), equal to the amount of cash which would be necessary to cause the recomputed Threshold Percentage to equal 41%, shall instead be payable to such holders in an equivalent amount of Parent Shares (with each Parent Share valued for this purpose at $43.93); provided that cash shall be payable in respect of fractional Parent Shares in accordance with Section 2.07. This Section 2.09 (including the defined terms used herein) is intended to cause this Agreement to satisfy the requirements of Treasury Regulations section 1.368-1(e) (treating not less than 41% as a "substantial part" for such purpose) and shall be interpreted in a manner consistent therewith.

        Section 2.10    Exchange of Company Shares.

          (a)   Prior to the First Effective Time, Parent shall enter into a customary exchange agreement in form reasonably acceptable to the Company with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), and shall deposit with the Exchange Agent for the benefit of the holders of Company Shares, for exchange in accordance with this Article 2, through the Exchange Agent, book-entry shares representing the full number of whole Parent Shares issuable pursuant to Section 2.05 in exchange for outstanding Company Shares (disregarding for this purpose the proviso in Section 2.05(a)(ii)). Prior to the First Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the Per Share Cash Amount in exchange for outstanding Company Shares pursuant to Section 2.05, and Parent shall, after the First Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such Parent Shares pursuant to Section 2.10(c) which had not theretofore been surrendered for exchange or been exchanged pursuant to Section 2.10(b)(ii) (such Parent Shares and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.05 out of the Exchange Fund. Except as provided in Section 2.10(h), the Exchange Fund shall not be used for any other purpose.

          (b)    Exchange Procedures.

              (i)  Certificates.    Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the First Effective Time (but in no event more than four Business Days thereafter), to each holder of record of a Certificate whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.05, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of Company Shares previously represented by such Certificate, (B) the number of Parent Shares (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.05(a)(ii) (after taking into account all other Company Shares held by such holder that are converted into the Merger Consideration), (C) any dividends or other distributions payable pursuant to Section 2.10(c)(i) and (D) cash in respect of fractional Parent Shares payable pursuant to Section 2.07, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Company that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

             (ii)  Book-Entry Shares.    Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.05 shall automatically upon the First Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the First Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of Company Shares previously represented by such Book-Entry Shares, (B) the number of Parent Shares (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.05(a)(ii) (after taking into account all other Company Shares held by such holder that are converted into the Merger Consideration), (C) any dividends or distributions payable pursuant to Section 2.10(c)(ii) and (D) cash in respect of any fractional shares payable pursuant to Section 2.07, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

          (c)    Distributions with Respect to Unexchanged Shares.

              (i)  Certificates.    No dividends or other distributions with respect to Parent Shares with a record date after the First Effective Time shall be paid to the holder of any Certificate formerly representing Company Shares, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 2.07, until the surrender of such Certificate in accordance with this Article 2. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Parent Shares issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.10(b)(i), in addition to the Merger Consideration, the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.10(b)(i), and a payment date subsequent to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.10(b)(i), payable with respect to such Parent Shares.

             (ii)  Book-Entry Shares.    Subject to applicable Law, there shall be paid to the holder of the Parent Shares issued in exchange for Book-Entry Shares in accordance with this Article 2, without interest, (A) at the time of delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.10(b)(ii), in addition to the Merger Consideration, the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.10(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.10(b)(ii), payable with respect to such Parent Shares.

          (d)   The Merger Consideration paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to be in full satisfaction of all rights pertaining to such Company Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.10(c)). After the First Effective Time, there shall be no further registration of transfers on the transfer books of the Surviving Company of Company Shares that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificates formerly representing Company Shares are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

          (e)   Any portion of the Exchange Fund that remains undistributed to the former holders of Company Shares for one (1) year after the First Effective Time shall be delivered to the Surviving Company, upon demand, and any former holder of Company Shares who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Shares as contemplated by Section 2.10(c).

          (f)    None of Parent, Merger Sub 1, Merger Sub 2, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Parent Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

          (g)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.10(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article 2.

          (h)   The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Shares. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Shares; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Shares pursuant to this Article 2. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

          (i)    Parent, the Surviving Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Options, Company RSU Awards or Surrendered Company Restricted Share Awards (collectively, the "Company Share Awards") or Company Shares pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law and further shall be entitled to make any required reporting regarding such payment to the appropriate Taxing Authority. Any amount deducted or withheld pursuant to this Section 2.10(i), and paid over to the appropriate Taxing Authority, shall be treated as having been paid or issued, as applicable, to the holder of Company Shares or Company Share Awards in respect of which such deduction or withholding was made. With respect to withholding on payments to a holder of Company Shares, such withholding shall be made first from the cash otherwise payable to such holder prior to withholding from Parent Shares. In the case of any withholding from Parent Shares, Parent shall withhold an amount of Parent Shares having a fair market value equal to the withholding obligation to be satisfied with such Parent Shares at the time such shares are withheld, and shall be treated as having paid such amount to the Person from whom withheld. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law. With respect to the Merger Consideration payable to any individual in respect of Surrendered Company Options, Surrendered Company RSU Awards or Surrendered Company Restricted Share Awards, any applicable Tax withholding shall first reduce the Per Share Cash Amount, and if the Per Share Cash Amount is reduced to $0, any additional Tax withholding shall next reduce the Per Share Parent Share Amount.

        Section 2.11    Further Assurances.     If, at any time after the First Effective Time, the First Surviving Corporation or the Surviving Company shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the First Surviving Corporation or the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of any of the Company, Merger Sub 1 or Merger Sub 2 acquired or to be acquired by the First Surviving Corporation or the Surviving Company as a result of, or in connection with, the Mergers or otherwise to carry out this Agreement, then the respective officers and directors and manager of the First Surviving Corporation and the Surviving Company, as applicable, shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the First Surviving Corporation or the Surviving Company or otherwise to carry out this Agreement.

        Section 2.12    Company Share Awards.

          (a)    Surrendered Company Options.    Each option to purchase Company Shares granted under a Company Share Plan and any other compensatory option to purchase Company Shares (excluding any option granted under the ESPP or the Japan ESPP), in each case, that is outstanding as of immediately prior to the First Effective Time and is either vested as of immediately prior to the First Effective Time or will become vested by its terms as a result of the occurrence of the First Effective Time (each, a "Surrendered Company Option"), as of the First Effective Time, shall be deemed exercised pursuant to a cashless exercise (in which Company Shares are deemed to be withheld to fund the exercise price due in connection with such exercise) and settled by issuance of that number of Company Shares (the "Net Exercise Shares") equal to the excess (rounded down to the nearest whole share, but with any partial shares otherwise issuable settled in cash) of (i) the number of Company Shares subject to such Surrendered Company Option as of immediately prior to the First Effective Time over (ii) the number of whole and partial (computed to the nearest four decimal places) Company Shares that, when multiplied by the "Fair Market Value" (as defined in the applicable Company Share Plan), is equal to the aggregate exercise price of such Surrendered Company Option. Each Net Exercise Share shall be canceled and converted into the right to receive the Merger Consideration, less any applicable withholding Taxes in accordance with Section 2.10(i), as soon as reasonably practicable following the Closing Date but in no event later than ten (10) Business Days following the Closing Date.

          (b)    Assumed Company Options.    Each option to purchase Company Shares granted under a Company Share Plan and any other compensatory option to purchase Company Shares (excluding any option granted under the ESPP or the Japan ESPP), in each case, that is outstanding as of immediately prior to the First Effective Time and is not a Surrendered Company Option (each, an "Assumed Company Option", and together with the Surrendered Company Options, the "Company Options"), as of the First Effective Time, shall be assumed by Parent and converted into an option to acquire, on substantially the same terms and conditions as were applicable to such Assumed Company Option immediately prior to the First Effective Time (with the terms and conditions relating to vesting to remain the same, it being understood that the transactions contemplated by this Agreement constitute a "change in control" for purposes of the Company Share Plans and award agreements thereunder), the number of Parent Shares equal to the product (rounded down to the nearest whole share) of (i) the number of Company Shares subject to such Assumed Company Option as of immediately prior to the First Effective Time multiplied by (ii) the Stock Award Exchange Ratio, at an exercise price per Parent Share equal to the quotient (rounded up to the nearest whole cent) of (A) the per share exercise price for the Company Shares subject to such Assumed Company Option as of immediately prior to the First Effective Time divided by (B) the Stock Award Exchange Ratio; provided, however, that the vesting of each Assumed Company Option, to the extent then unvested, shall immediately accelerate in full upon the second anniversary of the First Effective Time if the holder of the Assumed Company Option remains employed with Parent and its Subsidiaries (including the Surviving Company) as of the second anniversary of the First Effective Time. The exercise price per Parent Share subject to any such Assumed Company Option will be determined in a manner consistent with requirements of Section 409A of the Code. Notwithstanding the foregoing, prior to the Closing Date, Parent may elect to treat some or all Company Options that would otherwise be Assumed Company Options as Surrendered Company Options, which shall be settled in accordance with Section 2.12(a).

          (c)    Surrendered Company RSU Awards.    Each restricted stock unit award with respect to Company Shares that is outstanding as of immediately prior to the First Effective Time and is vested as of immediately prior to the First Effective Time or will become vested by its terms as a result of the occurrence of the First Effective Time and, in each case, by its terms is to be settled in connection with the occurrence of vesting or the First Effective Time (each, a "Surrendered Company RSU Award"), as of the First Effective Time, shall be canceled and converted into the right to receive the Merger Consideration (or, with respect to Surrendered Company RSU Awards that are settled in cash under their existing terms, the cash equivalent thereof based on the value of the Merger Consideration as of the First Effective Time) with respect to each Company Share subject to the Surrendered Company RSU Award, less any applicable withholding Taxes in accordance with Section 2.10(i), as soon as reasonably practicable following the Closing Date but in no event later than ten (10) Business Days following the Closing Date.

          (d)    Assumed Company RSU Awards.    Each restricted stock unit award with respect to Company Shares that is outstanding as of immediately prior to the First Effective Time and is not a Surrendered Company RSU Award (each, an "Assumed Company RSU Award" and together with the Surrendered Company RSU Awards, the "Company RSU Awards"), as of the First Effective Time, shall be assumed by Parent and converted into an award of restricted stock units, with substantially the same terms and conditions as were applicable to such Assumed Company RSU Award immediately prior to the First Effective Time (with the terms and conditions relating to vesting to remain the same, it being understood that the transactions contemplated by this Agreement constitute a "change in control" for purposes of the Company Share Plans and award agreements thereunder), in respect of the number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of Company Shares subject to such Assumed Company RSU Award as of immediately prior to the First Effective Time multiplied by (ii) the Stock Award Exchange Ratio; provided, however, that the vesting of each Assumed Company RSU Award, to the extent then unvested, shall immediately accelerate in full upon the second anniversary of the First Effective Time (with settlement to occur at such time as permitted under Section 409A of the Code) if the holder of the Assumed Company RSU Award remains employed with Parent and its Subsidiaries (including the Surviving Company) as of the second anniversary of the First Effective Time. Notwithstanding the foregoing, prior to the Closing Date, Parent may elect to treat some or all Company RSU Awards that would otherwise be Assumed Company RSU Awards as Surrendered Company RSU Awards, which shall be settled in accordance with Section 2.12(c), provided that the applicable settlement date may be delayed to the extent required by Section 409A of the Code.

          (e)    Surrendered Company Restricted Share Awards.    Each restricted share award of Company Shares that is outstanding as of immediately prior to the First Effective Time and is vested or would become vested by its terms as a result of the occurrence of the First Effective Time (each, a "Surrendered Company Restricted Share Award"), as of the First Effective Time, shall vest as of the First Effective Time and shall be canceled and converted into the right to receive the Merger Consideration with respect to each Company Share subject to the Surrendered Company Restricted Share Award, less any applicable withholding Taxes in accordance with Section 2.10(i), as soon as reasonably practicable following the Closing Date but in no event later than ten (10) Business Days following the Closing Date. Parent and the Company agree that all restricted share awards currently outstanding (the "Company Restricted Share Awards"), shall be or become vested as of immediately prior to the First Effective Time.

          (f)    Parent Actions.    Parent shall take such actions as are reasonably necessary to reserve for issuance a number of authorized but unissued Parent Shares for delivery upon exercise or settlement of the Assumed Company Options and Assumed Company RSU Awards. No later than the First Effective Time, Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the Parent Shares subject to the Assumed Company Options and Assumed Company RSU Awards. Parent will use the same level of efforts Parent uses to maintain the effectiveness of its other registration statements on Form S-8 to maintain the effectiveness of such registration statement for so long as any Assumed Company Options or Assumed Company RSU Awards remain outstanding. Parent may process any payments contemplated by this Section 2.12 through the payroll of Parent, the Surviving Company or their respective Affiliates.

          (g)    Company Actions.    Prior to the First Effective Time, the Company shall (i) take such actions with respect to the Company's equity compensation plans or arrangements as are reasonably necessary to give effect to the transactions contemplated by this Section 2.12, including (x) providing notice to each holder of a Company Share Award in a form reasonably acceptable to Parent of the treatment of the Company Share Awards set forth in this Agreement and (y) satisfying all applicable requirements of Rule 16b-3(e) promulgated under the 1934 Act, and (ii) if requested by Parent, take such actions as are reasonably necessary to freeze the Company's equity compensation plans such that no future awards may be granted from and after the First Effective Time. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to give effect to the provisions of this Section 2.12. For the avoidance of doubt, the treatment of Company Share Awards set forth in this Agreement shall not require the consent of each holder of a Company Share Award.

        Section 2.13    Employee Stock Purchase Plan.

          (a)   The Company shall take all actions that are reasonably necessary to ensure that (i) no new offering periods under the Company's 2007 Employee Stock Purchase Plan, as amended (the "ESPP") will commence during the period from the date of this Agreement through the First Effective Time, (ii) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement, and (iii) no individuals shall commence participation in the ESPP during the period from the date of this Agreement through the First Effective Time. The accumulated contributions of the participants in the current offering periods under the ESPP shall be used to purchase Company Shares as of no later than five Business Days prior to the First Effective Time, and the participants' purchase rights under such offerings shall terminate immediately after such purchase.

          (b)   Subject to compliance with applicable Law, within fourteen Business Days after the date hereof, the Company shall (i) give notice of the amendment to the Company's Employee Stock Purchase Savings Plan currently maintained for employees located in Japan (the "Japan ESPP") in accordance with Article 24 thereof so that (A) no new offering periods will commence under the Japan ESPP during the period from the date of this Agreement through the First Effective Time, (B) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Japan ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement, and (C) no individuals shall commence participation in the Japan ESPP during the period from the date of this Agreement through the First Effective Time, and (ii) use commercially reasonable efforts to cause such amendment to become effective in accordance with Article 24 of the Japan ESPP as soon as reasonably practicable after the date hereof. The accumulated contributions of the participants in the current offering periods under the Japan ESPP shall be used to purchase Company Shares as of no later than five Business Days prior to the First Effective Time, and the participants' purchase rights under such offerings shall terminate immediately after such purchase.

          (c)   The Company Shares purchased pursuant to this Section 2.13 shall be treated the same as all other Company Shares in accordance with Section 2.05. As of no later than the Business Day immediately prior to the First Effective Time, the Company shall terminate the ESPP and the Japan ESPP.

ARTICLE 3

THE SURVIVING COMPANY

        Section 3.01    First Surviving Corporation Matters.

          (a)   At the First Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the First Effective Time (with such modifications as determined by Parent), shall be the articles of incorporation of the First Surviving Corporation until further amended in accordance with applicable Law.

          (b)   At the First Effective Time, the bylaws of the Company, as in effect immediately prior to the First Effective Time (with such modifications as determined by Parent), shall be the bylaws of the First Surviving Corporation, until further amended in accordance with applicable Law.

          (c)   From and after the First Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, the officers and directors, respectively, of Merger Sub 1 immediately prior to the First Effective Time shall be the officers and directors, respectively, of the First Surviving Corporation.

        Section 3.02    Surviving Company Matters.

          (a)   At the Second Effective Time, the certificate of formation of Merger Sub 2, as in effect immediately prior to the Second Effective Time and as attached as Exhibit A hereto, shall be the certificate of formation of the Surviving Company until further amended in accordance with applicable Law (subject to Section 7.04).

          (b)   At the Second Effective Time, the limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Effective Time and as attached as Exhibit B hereto, shall be the limited liability company agreement of the Surviving Company, except the references to Vault Merger Sub, LLC shall be replaced with references to St. Jude Medical, LLC until further amended in accordance with applicable Law (subject to Section 7.04).

          (c)   From and after the Second Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, the officers and directors of Merger Sub 2 immediately prior to the Second Effective Time shall be the officers and directors of the Surviving Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as (a) disclosed in the correspondingly numbered section of the Company Disclosure Letter (it being agreed that any item contained in any section of Article 4 of the Company Disclosure Letter shall be deemed to be disclosed with respect to the Company's representations and warranties set forth in any other section of this Article 4 to the extent the relevance of such item to such other representations and warranties is reasonably apparent on its face) or (b) publicly disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company between January 1, 2014 and the date that is three Business Days prior to the date of this Agreement (it being agreed that any item disclosed in any such document shall be deemed to be disclosed with respect to the Company's representations and warranties set forth in any section of this Article 4 only to the extent the relevance of such item to such representations and warranties is reasonably apparent on its face); provided, that no such disclosure in the Company SEC Documents shall qualify any Company Specified Representation; provided, further, that in no event shall any risk factor disclosure under the heading "Risk Factors" (other than statements of historical facts) or disclosure set forth in any "forward looking statements" disclaimer or other general statements to the extent they are predictive, cautionary, or forward looking in nature be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company, the Company represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 that:

        Section 4.01    Corporate Existence and Power.     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota. The Company has all requisite corporate power and corporate authority necessary to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification is necessary, except for any failure to be so qualified that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the articles of incorporation and bylaws of the Company as in effect on the date of this Agreement are included in the Company SEC Documents. The Company is not in violation of its articles of incorporation or bylaws, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

        Section 4.02    Corporate Authorization.

          (a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate power and corporate authority and have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the consummation of the transactions contemplated hereby, to the accuracy of the representations and warranties set forth in Section 5.15 and the receipt of the Company Shareholder Approval. The affirmative vote of the holders of a majority of the outstanding Company Shares (the "Company Shareholder Approval") to approve the First Merger and adopt the Plan of Merger is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by Parent, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at Law).

          (b)   At a meeting duly called and held, as of the date of this Agreement, the Company Board has (i) unanimously determined that this Agreement, the Plan of Merger and the transactions contemplated hereby are in the best interests of the Company's shareholders, (ii) unanimously approved and declared advisable this Agreement, the Plan of Merger and the transactions contemplated hereby and (iii) unanimously resolved to recommend approval of the First Merger and adoption of the Plan of Merger by its shareholders (such recommendation, the "Company Board Recommendation").

        Section 4.03    Governmental Authorization.     The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the First Delaware Certificate of Merger with respect to the First Merger with the Delaware Secretary of State, the First Minnesota Articles of Merger with respect to the First Merger with the Minnesota Secretary of State, the Second Delaware Certificate of Merger with respect to the Second Merger with the Delaware Secretary of State, the Second Minnesota Articles of Merger with respect to the Second Merger with the Minnesota Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and any applicable non-U.S. Competition Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE, and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.04    Non-contravention.     Assuming the actions, filings and approvals referred to in Section 4.03 and the Company Shareholder Approval are obtained, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company, (b) contravene, conflict with or result in a violation or breach of any Law or Order, (c) constitute a breach, default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a breach, default or a violation, under or of, or give rise to a right of termination, cancellation, acceleration, or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract to which the Company or any of its Subsidiaries is a party or any license, franchise, permit, certificate, approval or other similar authorization granted to the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.05    Capitalization.     The authorized capital stock of the Company consists of 500,000,000 Company Shares, and 25,000,000 preferred shares, par value $1.00 per share. As of April 25, 2016 (the "Measurement Date"), (i) there were issued and outstanding 284,004,177 Company Shares, (ii) there were outstanding (A) Company Options to purchase an aggregate of 16,452,857 Company Shares, (B) Company RSU Awards in respect of an aggregate of 1,875,118 Company Shares (of which, Company RSU Awards in respect of an aggregate of 16,877 Company Shares are settled in cash under their existing terms), (C) Company Restricted Share Awards in respect of an aggregate of 46,168 Company Shares, (D) no preferred shares of the Company and (E) no shares of other series of common shares of the Company, (iii) 8,552,561 Company Shares were available for issuance of future awards under the Company Share Plans, and (iv) 4,612,330 Company Shares were registered and remained available for issuance under the ESPP. Except as set forth in the preceding sentence or upon the exercise of Company Options or settlement of Company RSU Awards or Company Restricted Share Awards, in each case, that were outstanding on the Measurement Date, as of the date hereof, there are no issued, reserved for issuance or outstanding (1) shares of capital stock or other voting securities of or other ownership interests in the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (3) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (4) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (1) through (4) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities (other than pursuant to the cashless exercise of Company Options or the forfeiture or withholding of taxes with respect to Company Options, Company RSU Awards or Company Restricted Share Awards). Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

        Section 4.06    Subsidiaries.

          (a)   Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.06(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of each Significant Subsidiary (for the avoidance of doubt, Section 4.06(a) of the Company Disclosure Letter also sets forth additional wholly owned Subsidiaries which are not Significant Subsidiaries) of the Company and its jurisdiction of organization.

          (b)   All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction except for Permitted Liens, transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests) and a de minimis amount of shares or other equity interests held by third parties as required under local law or regulation. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

        Section 4.07    SEC Filings and the Sarbanes-Oxley Act.

          (a)   The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Company SEC Documents").

          (b)   As of the date it was filed or furnished to the SEC (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed or furnished prior to the date of this Agreement), each Company SEC Document complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

          (c)   As of the date it was filed or furnished to the SEC (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed or furnished prior to the date of this Agreement), each Company SEC Document did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents.

          (d)   The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. For purposes of this Agreement, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act.

          (e)   The Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) ("internal controls") as required by Rule 13a-15 under the 1934 Act. As of the date hereof, the Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company's auditors and audit committee (i) any "significant deficiencies" and "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company's internal controls which would reasonably be expected to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (ii) any fraud as to which the Company has knowledge, whether or not material, that involves management or other employees who have a significant role in internal controls.

        Section 4.08    Financial Statements.     The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (a) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods shown (subject to normal and immaterial year-end adjustments in the case of any unaudited quarterly and other interim financial statements), (b) comply in all material respects with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP (except, in the case of unaudited interim and quarterly statements, as may be permitted under Form 10-Q and the Exchange Act and other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or as permitted under Regulation S-X).

        Section 4.09    Disclosure Documents.     None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance (including any amendments or supplements, the "Registration Statement") will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the definitive proxy statement/prospectus to be sent to the Company shareholders in connection with the First Merger and the other transactions contemplated by this Agreement (including any amendments or supplements, the "Proxy Statement/Prospectus") will, at the date the Proxy Statement/Prospectus is first mailed to the Company shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus which were not supplied by or on behalf of the Company.

        Section 4.10    Absence of Certain Changes.     From the Company Balance Sheet Date through the date of this Agreement, except for the execution and delivery of this Agreement and actions taken in furtherance of the transactions contemplated by this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any effect, change, condition, occurrence or event that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that would constitute a breach of clause (iv), subclause (x) of clause (viii), or clause (xiv)  of Section 6.01(b) if taken after the date hereof.

        Section 4.11    No Undisclosed Material Liabilities.     There are no liabilities of the Company or any of its Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise), that would be required under GAAP, as in effect on the date hereof, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) other than:

          (a)   liabilities disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

          (b)   liabilities incurred in the ordinary course of business since the Company Balance Sheet Date;

          (c)   liabilities contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated hereby; and

          (d)   liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.12    Compliance with Laws and Orders; Governmental Authorizations.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is and since January 1, 2014 has been in compliance with all applicable Laws and Orders and, to the knowledge of the Company, is not under investigation by a Governmental Authority with respect to any Law or Order, and (ii) there is no Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries. This Section 4.12 does not relate to Tax matters, which is the subject of Section 4.16.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is and since January 1, 2014 has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses, and (ii) since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

        Section 4.13    Litigation.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Proceeding pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable.

        Section 4.14    Properties.     The Company or one of its Subsidiaries owns good and valid title to the real estate owned by the Company or any of its Subsidiaries, and a good and valid leasehold interest in each real property lease or sublease under which the Company or any of its Subsidiaries leases or subleases any real property (together with the owned real estate, "Company Real Property"), in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property that has been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, or (iii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no expropriation or condemnation Proceedings pending against the Company Real Property and, to the knowledge of the Company, there are no expropriation or condemnation Proceedings threatened or proposed against the Company Real Property.

        Section 4.15    Intellectual Property.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own all registrations and applications for material Company Owned Intellectual Property Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid and enforceable license to use all Intellectual Property Rights necessary to, or material and used in, the conduct of the business of the Company and its Subsidiaries as currently conducted.

          (b)   To the knowledge of the Company, since January 1, 2014, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective present or former officers, directors or employees, (A) challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Company Owned Intellectual Property Rights or Company Licensed Intellectual Property Rights, (B) alleging that any Company Owned Intellectual Property Rights or Company Licensed Intellectual Property Rights are invalid or unenforceable, or (C) alleging that the use of any of the Company Owned Intellectual Property Rights or Company Licensed Intellectual Property Rights or that the conduct of the business of the Company and its Subsidiaries do or may misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all issued or registered material Company Owned Intellectual Property Rights that have not been abandoned and are subsisting are valid and enforceable, and the Company or one of its Subsidiaries owns all Company Owned Intellectual Property Rights free and clear of all Liens other than Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating any material Company Owned Intellectual Property Right.

        Section 4.16    Taxes.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

              (i)  each Tax Return required to be filed with any Taxing Authority by the Company or any of its Subsidiaries has been filed when due (taking into account valid extensions of time within which to file) and is true and complete in all material respects;

             (ii)  the Company and each of its Subsidiaries has timely paid (or caused to be timely paid) to the appropriate Taxing Authority all Taxes, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party, required to be paid by it (whether or not such Taxes were shown as due on any Tax Return), or such Taxes have been adequately reserved against in accordance with GAAP;

            (iii)  no deficiency for any Tax has been asserted or assessed by any Taxing Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn;

            (iv)  the accruals and reserves with respect to Taxes as set forth on the Company Balance Sheet are adequate as of the date thereof (as determined in accordance with GAAP);

             (v)  as of the date of this Agreement, the Company has not received written notice of a pending or threatened Proceeding with respect to the Company or any of its Subsidiaries in respect of any material Tax;

            (vi)  there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;

           (vii)  neither the Company nor any of its Subsidiaries is a party to any tax sharing agreement (other than (A) any agreement exclusively between or among the Company and its Subsidiaries or among the Company's Subsidiaries, (B) any agreement the primary purpose of which is not the sharing of Taxes, (C) any agreement entered into in the ordinary course of business or (D) any agreement, ruling, or grant entered into with or issued by a Governmental Authority) pursuant to which it will have any obligation to make any material payments for Taxes after the First Effective Time;

          (viii)  neither the Company nor any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

            (ix)  All Company Options were granted with an exercise price per share no lower than the "Fair Market Value" (as defined in the applicable plan) of one Company Share on the date of the corporate action effectuating the grant; and

             (x)  no Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities.

          (b)   During the two-year period ending on the date of this Agreement, none of the Subsidiaries of the Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

          (c)   The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in this Section 4.16 and Section 4.17 are the only representations and warranties being made by the Company with respect to Taxes.

        Section 4.17    Employees and Employee Benefit Plans.

          (a)   Section 4.17(a) of the Company Disclosure Letter contains a complete and accurate list of each material "employee benefit plan," as defined in Section 3(3) of ERISA (whether or not subject to ERISA and whether maintained for the benefit of current or former employees, directors or individuals who are independent contractors located in the United States or outside the United States), each material employment Contract (other than standard forms of employment agreements with employees outside of the United States that do not provide for material severance compensation), severance Contract or plan, and each other material plan, program, policy, fund, provident fund, gratuity, agreement, or arrangement, whether written or unwritten, providing for compensation, bonuses or other incentive compensation, profit-sharing, equity compensation or other forms of incentive or deferred compensation, health, medical or welfare benefits, workers compensation, fringe benefits, 13 month or similar benefits or post-employment or retirement benefits (including pension, health, medical or life insurance benefits, whether insured or self-insured) that is maintained, administered or contributed to by the Company or any of its Subsidiaries or their respective ERISA Affiliates or with respect to which the Company or any of its Subsidiaries or their respective ERISA Affiliates has any material liability, other than any plan, program, policy, agreement or arrangement mandated by applicable Law (each such plan, program, policy, agreement or arrangement, whether or not material, is referred to herein as a "Company Plan"). Within 60 days following the date of this Agreement, the Company shall use commercially reasonable efforts to provide Parent a list of all Company Plans identified by jurisdiction.

          (b)   The Company has made available to Parent, to the extent applicable: (i) copies of each material Company Plan and all amendments thereto, (ii) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) required under ERISA or the Code in connection with each material Company Plan, (iii) the most recent actuarial or other funding report for each material Company Plan, (iv) the most recent summary plan description required under ERISA with respect to each material Company Plan, (v) all material Collective Bargaining Agreements, and (vi) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code.

          (c)   Other than the ESPP and the Japan ESPP, neither the Company nor any of its Subsidiaries has sponsored or is currently sponsoring an employee stock purchase plan with respect to Company Shares.

          (d)   Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA, a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or a plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

          (e)   Each Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service upon which it may rely regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the Internal Revenue Service will issue such a letter and nothing has occurred that caused or would reasonably be expected to result in the loss of such qualification or the imposition of any material penalty or material Tax liability. No Proceeding has been asserted, instituted or, to the knowledge of the Company, threatened against any of the Company Plans (other than routine claims for benefits and appeals of such claims), or any of the assets of any trust of any of the Company Plans, any trustee or fiduciary thereof to which the Company has an indemnification obligation or the Company or any of its ERISA Affiliates, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Plan complies in form and has been maintained and operated in accordance with its terms and applicable Law, including, without limitation, ERISA and the Code, other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Company Plan provides post-termination or retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA.

          (f)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any subsequent termination of employment or service) (i) entitle any employee, director, or individual who is an independent contractor of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries to any payment, right or other benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits, (iii) increase the amount payable or trigger any other obligation pursuant to any Company Plan or (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust.

          (g)   Without limiting the generality of Section 4.17(f), no amounts payable to any "disqualified individual" will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code as a result of the occurrence of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual, including under Section 409A, 457A or 4999 of the Code.

          (h)   Each Company Plan that is a "nonqualified deferred compensation plan" (as defined for purposes of Section 409A(d)(1) or 457A of the Code) has been in documentary and operational compliance with Sections 409A and 457A of the Code, as applicable, and all applicable Internal Revenue Service guidance promulgated thereunder, other than any compliance failures that would not reasonably be expected to result in any material penalty or material Tax liability.

          (i)    Each Company Plan that is mandated by the Laws of a government other than the United States or is subject to the Laws of Puerto Rico or a jurisdiction outside of the United States (a "Company International Plan") (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, other than any failures that would not reasonably be expected to have a Company Material Adverse Effect, and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

          (j)    Other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws in respect of employment and employment practices and terms and conditions of employment and wages and hours, (ii) no Person has been treated as an independent contractor of the Company or any of its Subsidiaries for Tax purposes, or for purposes of exclusion from any Company Plan, who should have been treated as an employee for such purposes, (iii) the Company and its Subsidiaries have no liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Plan, and (iv) each employee of the Company and its Subsidiaries has been properly classified as "exempt" or "non-exempt" under applicable Law.

          (k)   Section 4.17(k) of the Company Disclosure Letter contains a complete and accurate list identifying each material Collective Bargaining Agreement.

          (l)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2014, none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder; (ii) there are (and since January 1, 2014 have been) no labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) there are (and since January 1, 2014 have been) no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iv) there are no current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred since January 1, 2014; and (v) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement.

        Section 4.18    Environmental Matters.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and since January 1, 2014 have been in compliance with all Environmental Laws and all Environmental Permits required for the operation of their respective businesses.

          (c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, contingent, absolute or otherwise, arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance (including any such liability or obligation retained or assumed by Contract or by operation of law).

        Section 4.19    Healthcare Regulatory Matters.

          (a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries holds all authorizations under applicable Healthcare Laws that are necessary for the lawful operation of the business of the Company and its Subsidiaries (the "Company Regulatory Permits"), and the Company and its Subsidiaries are in compliance with the terms of the Company Regulatory Permits.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the businesses of each of the Company and its Subsidiaries are being, and since January 1, 2014 have been, conducted in compliance with all applicable Healthcare Laws.

          (c)   (i) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, or similar material agreements with or imposed by any U.S. Government Authority and, to the knowledge of the Company, no such action is currently pending, and (ii) except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, or similar material agreements with or imposed by any non-U.S. Government Authority and, to the knowledge of the Company, no such action is currently pending.

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2014, all reports, documents, claims, permits, adverse event reports, notices, registrations and applications required to be filed, maintained or furnished to the FDA or any other Healthcare Regulatory Authority by the Company and its Subsidiaries have been so filed, maintained or furnished, and all such reports, documents, claims, permits, adverse event reports, notices, registrations and applications were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2014, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Healthcare Regulatory Authority to invoke any similar policy.

          (e)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries, nor, since January 1, 2014, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries organized in the United States, has been debarred, convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, and (ii) since January 1, 2014, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries organized in the United States, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935.

          (f)    Except as available in the public databases of any Healthcare Regulatory Authority prior to the date hereof, since January 1, 2014, neither the Company nor any of its Subsidiary has initiated, conducted or issued, or caused to be initiated, conducted or issued any material recall, field corrective action, market withdrawal or replacement, safety alert, warning, "dear doctor" letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product or been required to do so, other than notices and actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries has received any written notice from the FDA or any other Healthcare Regulatory Authority regarding (i) any recall, market withdrawal or replacement of any Company Product, (ii) a change in the marketing status or classification, or a material change in the labelling of any such Company Products or (iii) a negative change in reimbursement status of a Company Product, and, (B) to the knowledge of the Company, none of the matters set forth in clauses (i) through (iii) are forthcoming.

        Section 4.20    Material Contracts.

          (a)   Section 4.20(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound that:

              (i)  (A) contains provisions that prohibit (or would reasonably be expected to prohibit) the Company or any of its Affiliates (or, after the Closing, Parent or any of its Affiliates) from competing in or conducting any material line of business or prevent the Company or any of its Affiliates (or, after the Closing, Parent or any of its Affiliates) from entering any material territory, market or field (it being understood that a right of exclusivity or "most favored nation" right in a Contract of the type described in clause (B)(1) through (6) below shall not be deemed to be a provision of the type described in this clause (A)), or (B) is material to the Company and its Subsidiaries, taken as a whole, and contains provisions that grant a right of exclusivity or "most favored nation" right to any Person in connection with the sale, purchase or supply of the Company's products or services, other than in the case of this clause (B), (1) Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days' notice without payment by the Company or any of its Subsidiaries, (2) distribution, sales agency or customer Contracts entered into in the ordinary course of business granting exclusive rights to sell or distribute a Company Product (and not other products) or granting a "most favored nation" right in respect of a Company Products or services (and not other products or services), (3) license agreements for Company

    Licensed Intellectual Property Rights limiting the Company's and its Subsidiaries' use of such Company Licensed Intellectual Property Rights to specified fields of use, (4) supplier Contracts entered into in the ordinary course of business with requirements to purchase exclusively from a party, (5) marketing agreements entered into in the ordinary course of business and (6) research and development agreements entered into in the ordinary course of business;

             (ii)  is or relates to the formation, creation, governance, economics or control of a joint venture, partnership or similar agreement involving any Person other than a wholly owned Subsidiary of the Company;

            (iii)  other than intercompany agreements solely among the Company and/or any of its wholly owned Subsidiaries, contains any provision that limits or restricts (or purports to limit or restrict) the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

            (iv)  is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $50 million individually;

             (v)  is a Contract (A) with respect to Intellectual Property Rights (other than generally commercially available, "off-the-shelf" software programs or non-exclusive licenses granted by the Company or any Subsidiary of the Company in the ordinary course of business which do not contain any material restriction or condition on the use or exploitation of any Intellectual Property Rights by the Company or any Subsidiary of the Company) which would reasonably be expected to involve payments by or to the Company or any of the Subsidiaries of more than $25 million in any twelve month period or (B) under which a license of Intellectual Property Rights is granted by or to the Company or any of its Subsidiaries, which license in the case of this clause (B) is material to any material Company Product;

            (vi)  is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement pursuant to which (A) any purchase price (including any earn-out or deferred or contingent payment) obligations remain outstanding, or indemnification claims have been made or threatened in writing, pursuant to which the Company and its Subsidiaries would reasonably be expected to be required to pay a total amount (including assumption of debt) after the date of this Agreement in excess of $20 million or (B) any other Person has the right to acquire any assets of the Company and its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $20 million (in each case, excluding acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

           (vii)  is a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole;

          (viii)  any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $50 million in the aggregate after the date of this Agreement;

            (ix)  is a Contract for the purchase of materials, supplies, goods, services, equipment or other assets with any Person that required during the fiscal year ended January 2, 2016, or requires (or under which there are reasonably expected to be) during the current fiscal year, aggregate payments by the Company or any Subsidiary of the Company of more than $50 million;

             (x)  is a Contract with a customer of the Company or any Subsidiary of the Company, including distributors, which required during the fiscal year ended January 2, 2016, or requires (or under which there are reasonably expected to be) during the current fiscal year aggregate payments to the Company or any Subsidiary of the Company of more than $50 million; or

            (xi)  any Contract that is or would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

           (xii)  Each Contract of the type described in clauses (i) through (xi) is referred to herein as a "Company Material Contract".

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms. The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it, as and when required, under each Company Material Contract, except for failures to perform that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract. True and complete copies of the Company Material Contracts and any amendments thereto have been made available to Parent prior to the date of this Agreement.

        Section 4.21    Finders' Fees, etc.     Except for Guggenheim Securities, LLC, there is no investment banker, broker, or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries and is entitled to any broker's, finder's, financial advisor's or other similar fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. The Company has made available to Parent complete and accurate copies of any Contract pursuant to which any amount is payable by the Company or any of its Subsidiaries to Guggenheim Securities, LLC in connection with the transactions contemplated by this Agreement.

        Section 4.22    Opinion of Financial Advisor.     The Company Board has received the opinion of Guggenheim Securities, LLC, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations, and matters set forth therein, the Merger Consideration to be received by the holders of Company Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be, after the execution of this Agreement, delivered to Parent solely for informational purposes.

        Section 4.23    Antitakeover Statutes.

          (a)   Assuming the accuracy of the representations and warranties set forth in Section 5.15, and as a result of the approval by the Company Board referred to in Section 4.02(b):

              (i)  no further action is required by the Company Board or any committee thereof or the shareholders of the Company to render inapplicable (i) the restrictions on "business combinations" with an "interested shareholder" (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA or the definitions in Section 302A.011 of the MBCA related thereto and (ii) the restrictions on "Business Combinations" in Article XIII of the articles of incorporation of the Company, in each case as they relate to the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement; and

             (ii)  there is no other state anti-takeover statute or regulation (or similar statute or regulation), any takeover-related provision in the articles of incorporation or the bylaws of the Company, or any shareholder rights plan or similar agreement applicable to Parent, this Agreement or the Mergers that would prohibit or restrict the ability of the Company to enter into this Agreement or to consummate the Mergers. The Mergers do not constitute a "control share acquisition" subject to the provisions of Section 302A.671 of the MBCA by virtue of Section 302A.011, Subd. 38(d) of the MBCA.

        Section 4.24    Anti-Corruption.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) and the U.K. Bribery Act 2010, and neither the Company nor any of its Subsidiaries nor any director or officer or, to the knowledge of the Company, agent or employee of the Company or any of its Subsidiaries has directly or indirectly, in the course of the Company's business, given, made, or offered, or agreed to give, make, or offer any payment, gift, contribution, expenditure or other advantage: (i) which would violate any applicable Law; or (ii) to or for a Public Official with the intention of: (A) improperly influencing any act or decision of such Public Official; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Agreement, "Public Official" includes any Person holding, officially representing or officially acting for or on behalf of a legislative, public administrative or judicial office, and any Person employed by, officially representing or acting in an official capacity for or on behalf of a Governmental Authority or enterprise thereof, any official representative or official of a public international organization, any official representative or official of a political party or candidate for any political office, or any official or employee of a hospital or health care institution that is controlled or majority-owned by a government. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of its Subsidiaries nor any director or officer or, to the knowledge of the Company, agent or employee of the Company or any of its Subsidiaries has violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations (including any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control) or other similar Laws.

        Section 4.25    Insurance.

          (a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets, and operations of the Company and its Subsidiaries is in full force and effect.

          (b)   As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice regarding any cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals.

        Section 4.26    No Additional Representations.     Except for the representations and warranties set forth in this Article 4, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries. In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub 1 and Merger Sub 2 or any of their respective Representatives with respect to (a) any financial projection or financial forecast or (b) except for the representations and warranties set forth in this Article 4, any oral or written information presented to Parent, Merger Sub 1 and Merger Sub 2 or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the transactions contemplated by this Agreement. Except for the representations and warranties set forth in Article 5, the Company hereby acknowledges that none of Parent, Merger Sub 1, Merger Sub 2, any of their Subsidiaries, or any other Person, has made or is making any other express or implied representation or warranty with respect to Parent Merger Sub 1, or Merger Sub 2 or any of their Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Representatives and the Company hereby acknowledges that it has not relied on any such information, other than the representations and warranties set forth in Article 5.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

        Except as (a) disclosed in the correspondingly numbered section of the Parent Disclosure Letter (it being agreed that any item contained in any section of Article 5 of the Parent Disclosure Letter shall be deemed to be disclosed with respect to Parent's representations and warranties set forth in any other section of this Article 5 to the extent the relevance of such item to such other representations and warranties is reasonably apparent on its face) or (b) publicly disclosed in any report, schedule, form, statement or other document (including exhibits) filed with or furnished to, the SEC by Parent between January 1, 2014 and the date that is three Business Days prior to the date of this Agreement (it being agreed that any item disclosed in any such document shall be deemed to be disclosed with respect to Parent's representations and warranties set forth in any section of this Article 5 only to the extent the relevance of such item to such representations and warranties is reasonably apparent on its face); provided, that no such disclosure in the Parent SEC Documents shall qualify any Parent Specified Representation; provided, further, that in no event shall any risk factor disclosure under the heading "Risk Factors" (other than statements of historical facts) or disclosure set forth in any "forward looking statements" disclaimer or other general statements to the extent they are predictive, cautionary, or forward looking in nature be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent, Parent represents and warrants to the Company that:

        Section 5.01    Corporate Existence and Power.     Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Illinois. Merger Sub 1 is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub 2 is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Merger Sub 1 and Merger Sub 2 has all corporate or limited liability company power and corporate or limited liability company authority necessary to carry on its business as now conducted. Each of Parent, Merger Sub 1 and Merger Sub 2 is duly qualified to do business as a foreign corporation or foreign limited liability company, as appropriate, and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification is necessary, except for any failure to be so qualified that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. True and complete copies of the articles of incorporation and bylaws of Parent as in effect on the date of this Agreement are included in the Parent SEC Documents, and Parent has delivered or made available to the Company true and complete copies of the organizational documents of Merger Sub 1 and Merger Sub 2 as in effect on the date of this Agreement. Each of Parent, Merger Sub 1 and Merger Sub 2 is not in violation of its articles of incorporation or bylaws, except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

        Section 5.02    Corporate Authorization.

          (a)   The execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby are within the corporate or limited liability company power and authority of Parent, Merger Sub 1 and Merger Sub 2 and have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub 1 and Merger Sub 2, subject, in the case of the consummation of the transactions contemplated hereby, to the accuracy of the representations and warranties in the second and third sentences of Section 4.05 and compliance by the Company with clauses (iii) and (xii) of Section 6.01(b) and the required approval of the First Merger by Parent as the sole stockholder of Merger Sub 1 and the required approval of the Second Merger by Parent as the sole member of Merger Sub 2. The affirmative vote of Parent as the sole stockholder of Merger Sub 1 and Parent as the sole member of Merger Sub 2 are the only votes of the holders of any of the capital stock of Merger Sub 1 and Merger Sub 2 necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent, Merger Sub 1 and Merger Sub 2, enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at Law).

          (b)   At a meeting duly called and held, as of the date of this Agreement, the Board of Directors of Parent has (i) unanimously determined that this Agreement and the transactions contemplated hereby are in the best interests of Parent's shareholders, and (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby. The Board of Directors of Merger Sub 1 has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Merger Sub 1's stockholder, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby, (iii) directing that the approval and adoption of this Agreement be submitted to a vote of Merger Sub 1's stockholder, and (iv) recommending approval and adoption of this Agreement by Merger Sub 1's stockholder. The Board of Directors of Merger Sub 2 has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Second Merger) are fair to and in the best interests of Merger Sub 2's member, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Second Merger), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of Merger Sub 2's member and (iv) recommending approval and adoption of this Agreement by Merger Sub 2's member.

        Section 5.03    Governmental Authorization.     The execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the First Delaware Certificate of Merger with respect to the First Merger with the Delaware Secretary of State, the First Minnesota Articles of Merger with respect to the First Merger with the Minnesota Secretary of State, the Second Delaware Certificate of Merger with respect to the Second Merger with the Delaware Secretary of State, the Second Minnesota Articles of Merger with respect to the Second Merger with the Minnesota Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and any applicable non-U.S. Competition Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 5.04    Non-contravention.     Assuming the actions, filings and approvals referred to in Section 5.03 are obtained, and subject to the accuracy of the representations and warranties in the second and third sentences of Section 4.05 and in Section 4.23 and compliance by the Company with clauses (iii) and (xii) of Section 6.01(b) and the required approval of the First Merger by Parent as the sole stockholder of Merger Sub 1 and the required approval of the Second Merger by Parent as the sole member of Merger Sub 2, the execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of Parent or similar organizational documents of Merger Sub 1 and Merger Sub 2, (b) contravene, conflict with or result in a violation or breach of any Law or Order, (c) constitute a breach, default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a breach, default or a violation, under or of, or give rise to a right of termination, cancellation, acceleration or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract to which Parent or any of its Subsidiaries is a party or any license, franchise, permit, certificate, approval or other similar authorization granted to Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 5.05    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 2,400,000,000 Parent Shares, and (ii) 1,000,000 preferred shares, par value $1.00 per share. As of the Measurement Date, (A) 1,469,519,132 Parent Shares were issued and outstanding, (B) no preferred shares of Parent were issued or outstanding, (C) 38,880,103 Parent Shares were subject to compensatory options to purchase Parent Shares ("Parent Options"), (D) 12,449,096 Parent Shares were subject to time-based restricted stock units in respect of Parent Shares ("Parent RSU Awards"), (E) 185,428 Parent Shares were subject to performance-based restricted stock units in respect of Parent Shares ("Parent PSU Awards") (assuming the target level of performance is achieved) and 185,428 Parent Shares were subject to Parent PSU Awards (assuming the maximum level of performance is achieved), (F) 43,022 restricted Parent Shares were subject to time-vesting awards ("Parent Restricted Share Awards"), (G) 1,409,850 restricted Parent Shares were subject to performance-vesting awards ("Parent Performance Share Awards") (assuming the target level of performance is achieved) and 1,409,850 restricted Parent Shares were subject to Parent Performance Share Awards (assuming the maximum level of performance is achieved) (the items in clauses (C) through (G) collectively, the "Parent Share Awards"), (H) 56,539,263 Parent Shares

  were available for issuance of future awards under Parent's equity incentive plans and (I) 4,922,898 Parent Shares were registered and remained available for issuance under Parent's employee stock purchase plans. Except as set forth in the preceding sentence or upon the exercise of Parent Options or settlement of Parent RSU Awards, Parent PSU Awards, Parent Restricted Share Awards or Parent Performance Share Awards, in each case, that were outstanding on the Measurement Date, as of the date hereof, there are no issued, reserved for issuance or outstanding (1) shares of capital stock or other voting securities of or other ownership interests in Parent, (2) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent, (3) warrants, calls, options or other rights to acquire from Parent or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent or (4) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of or other voting securities of or other ownership interests in Parent (the items in clauses (1) through (4) being referred to collectively as the "Parent Securities"). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities (other than pursuant to the cashless exercise of Parent Options or the forfeiture or withholding of taxes with respect to Parent Options, Parent RSU Awards or Parent Restricted Share Awards). Neither Parent nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Parent Securities. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

          (b)   The Parent Shares to be issued as part of the Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

          (c)   With respect to Merger Sub 1:

              (i)  Since its date of incorporation, Merger Sub 1 has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

             (ii)  The issued and outstanding shares of capital stock of Merger Sub 1 has been validly issued, are fully paid and nonassessable and are owned directly by Parent.

          (d)   With respect to Merger Sub 2:

              (i)  Since its date of organization, Merger Sub 2 has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

             (ii)  The limited liability company interests of Merger Sub 2 have been validly issued, are fully paid and nonassessable and are owned directly by Parent.

        Section 5.06    Subsidiaries.     Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 5.06 of the Parent Disclosure Letter sets forth a complete and accurate list as of the date hereof of each Significant Subsidiary (for the avoidance of doubt, Section 5.06 of the Parent Disclosure Letter also sets forth additional wholly owned Subsidiaries which are not Significant Subsidiaries) of Parent and its jurisdiction of organization.

        Section 5.07    SEC Filings and the Sarbanes-Oxley Act.     (a) Parent has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by Parent since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Parent SEC Documents").

          (b)   As of the date it was filed or furnished to the SEC (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed or furnished prior to the date of this Agreement), each Parent SEC Document complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

          (c)   As of the date it was filed or furnished to the SEC (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed or furnished prior to the date of this Agreement), each Parent SEC Document did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent SEC Documents.

          (d)   Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.

          (e)   Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) ("internal controls") as required by Rule 13a-15 under the 1934 Act. As of the date hereof, Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent's auditors and audit committee (i) any "significant deficiencies" and "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of Parent's internal controls which would reasonably be expected to adversely affect in any material respect Parent's ability to record, process, summarize and report financial information and (ii) any fraud as to which Parent has knowledge, whether or not material, that involves management or other employees who have a significant role in internal controls.

        Section 5.08    Financial Statements.     The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) (a) fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods shown (subject to normal and immaterial year-end adjustments in the case of any unaudited quarterly and other interim financial statements), (b) comply in all material respects with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP (except, in the case of unaudited interim and quarterly statements, as may be permitted under Form 10-Q and the Exchange Act and other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or as permitted under Regulation S-X).

        Section 5.09    Disclosure Documents.     None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub 1 or Merger Sub 2 for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the definitive Proxy Statement/Prospectus will, at the date it is first mailed to the Company shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent, Merger Sub 1 or Merger Sub 2 with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus which were not supplied by or on behalf of the Parent, Merger Sub 1 or Merger Sub 2.

        Section 5.10    Financing.

          (a)   Parent has delivered to the Company complete and accurate copies of fully executed debt commitment letters, including all annexes, schedules and exhibits thereto and the fee letter related thereto in effect as of the date hereof, from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (collectively, the "Financing Commitment Letters") pursuant to which Bank of America, N.A. has agreed, subject to the terms and conditions therein, to provide Parent with debt financing in the amounts set forth therein for purposes set forth therein (such debt financing, as it may be modified, amended, replaced or supplemented in accordance with this Agreement, the "Debt Financing"); provided, that in the case of any fee letter related to the Debt Financing, the fee amounts, yield or interest rate caps, original issue discount amounts, "market flex" and other economic terms set forth therein may be redacted in a customary manner.

          (b)   As of the date hereof, the Financing Commitment Letters are in full force and effect and are valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). As of the date hereof, no Financing Commitment Letter has been withdrawn, terminated, repudiated, rescinded, amended or modified in any respect.

          (c)   As of the date hereof, no event has occurred or circumstance exists that, with or without notice, the lapse of time or both, would reasonably be expected to constitute or result in a breach or default on the part of Parent or, to the knowledge of Parent, any other Person under any of the Financing Commitment Letters.

          (d)   As of the date hereof, there are no side letters, contracts or arrangements relating to the Debt Financing that impose conditions or contingencies related to the funding of the full amount of the Debt Financing, in each case other than as expressly set forth in the Financing Commitment Letters. As of the date hereof, assuming the representations and warranties of the Company contained in this Agreement are true and correct in all material respects and the performance of all obligations and compliance with all covenants and agreements required by this Agreement to be performed or complied with at or prior to the Closing by the Company in all material respects, Parent has no reason to believe that any of the conditions to the Debt Financing will not be satisfied, nor does Parent have knowledge, as of the date hereof, that the Debt Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Financing Commitment Letters.

          (e)   The Debt Financing (both before and after giving effect to any "market flex" provisions), when funded on the Closing Date in accordance with the Financing Commitment Letters, together with other financial resources of Parent available on the Closing Date, will provide Parent with funds at the First Effective Time sufficient to: (i) pay all cash amounts required to be paid by Parent under or in connection with this Agreement; (ii) pay any and all fees and expenses of or payable by Parent with respect to the transactions contemplated by this Agreement, including the Mergers and the Debt Financing; and (iii) satisfy all of the other payment obligations of Parent contemplated hereunder.

          (f)    Anything to the contrary contained herein notwithstanding, it is understood and agreed that a breach of the representations and warranties contained in this Section 5.10 shall not result in the failure of a condition precedent to the Company's obligations under this Agreement if, notwithstanding such breach, Parent, Merger Sub 1 and Merger Sub 2 are willing and able to consummate the transactions contemplated by this Agreement on the Closing Date in accordance with the terms hereof.

        Section 5.11    Absence of Certain Changes.     From the Parent Balance Sheet Date through the date of this Agreement, except for the execution and delivery of this Agreement and actions taken in furtherance of the transactions contemplated by this Agreement, (a) the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, and (b) there has not been any effect, change, condition, occurrence or event that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 5.12    No Undisclosed Material Liabilities.     There are no liabilities of Parent or any of its Subsidiaries of any nature (whether accrued, contingent, absolute or otherwise), that would be required under GAAP, as in effect on the date hereof, to be reflected on a consolidated balance sheet of Parent (including the notes thereto), other than:

          (a)   liabilities disclosed, reflected, reserved against or otherwise provided for in the Parent Balance Sheet or in the notes thereto;

          (b)   liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date;

          (c)   liabilities contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated hereby; and

          (d)   liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 5.13    Compliance with Laws and Orders; Governmental Authorizations.

          (a)   Except for as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is and since January 1, 2014 has been in compliance with all applicable Laws and Orders and, to the knowledge of Parent, is not under investigation by a Governmental Authority with respect to any Law or Order, and

  (ii) there is no Order of any Governmental Authority outstanding against Parent or any of its Subsidiaries.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is and since January 1, 2014 has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses, and (ii) since January 1, 2014, neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

        Section 5.14    Litigation.     Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Proceeding pending against, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable.

        Section 5.15    Stock Ownership.     None of Parent, Merger Sub 1, Merger Sub 2, or any of their respective "affiliates" or "associates" is an "interested shareholder" of the Company subject to the restrictions on "business combinations" (in each case, as such quoted terms are defined under Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA. As of the date hereof, neither Parent nor Merger Sub 1 nor Merger Sub 2 nor any of their controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or any options, warrants or other rights to acquire Company Shares or other securities of the Company.

        Section 5.16    No Stockholder Vote Required.     Assuming the accuracy of the representations and warranties in the second and third sentences of Section 4.05 and compliance by the Company with clauses (iii) and (xii)  of Section 6.01(b), no vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any Law, the articles of incorporation or bylaws of Parent or the applicable rules of the NYSE in order for Parent to issue Parent Shares pursuant to the terms of this Agreement or to consummate the Merger or the Parent Share Issuance.

        Section 5.17    Taxes.

          (a)   Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (b)   Merger Sub 2 is a limited liability company, all of the membership interests of which are owned by Parent, and as to which Parent has not elected to treat as a corporation for United States federal income tax purposes.

        Section 5.18    Finders' Fees, etc.     Except as set forth on Section 5.18 of the Parent Disclosure Letter, there is no investment banker, broker, or finder that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries and is entitled to any broker's, finder's, financial advisor's or other similar fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

        Section 5.19    No Additional Representations.     Except for the representations and warranties set forth in this Article 5, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent and its Subsidiaries. In particular, and without limiting the generality of the foregoing, neither Parent nor any other Person makes or has made any express or implied representation or warranty to the Company or any of its Representatives with respect to (a) any financial projection or financial forecast or (b) except for the representations and warranties set forth in this Article 5, any oral or written information presented to the Company or any of its Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or the course of the transactions contemplated by this Agreement. Except for the representations and warranties set forth in Article 4, Parent hereby acknowledges that none of the Company, any of its Subsidiaries, or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or any of its Representatives and Parent hereby acknowledges that it has not relied on any such information or any representation or warranty, other than the representations and warranties set forth in Article 4.

ARTICLE 6

COVENANTS OF THE COMPANY

        Section 6.01    Conduct of the Company.

          (a)   From the date of this Agreement until the First Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter or as required by applicable Law, Order or a Governmental Authority, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in all material respects and, to the extent consistent with the foregoing, use commercially reasonable efforts, in each case in the ordinary course in all material respects, to (w) preserve substantially intact its business organization, (x) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (y) preserve generally its existing business relationships with its key customers, distributors, lenders, suppliers and others having significant business relationships with it and (z) preserve generally its existing relationships with Governmental Authorities with jurisdiction over its operations and retain generally its key employees, in each case, consistent with past practice.

          (b)   Without limiting the generality of the foregoing, from the date of this Agreement until the First Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter or as required by applicable Law, Order or a Governmental Authority, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned) (it being understood that the parties shall use commercially reasonable efforts to establish, within 15 days of the date of this Agreement, communication protocols with respect to requests for consent under this Section 6.01 and Section 7.01 to facilitate the furnishing of reasonably adequate information in connection with such requests and reasonably prompt action on such requests commensurate with the nature of the relevant matter), the Company shall not, nor shall it permit any of its Subsidiaries to:

              (i)  amend the Company's articles of incorporation or bylaws or amend in any material respect the comparable organizational documents of any Significant Subsidiary of the Company (whether by merger, consolidation or otherwise);

             (ii)  split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or, other than transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company's wholly owned Subsidiaries, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (A) quarterly dividends payable to holders of capital stock of the Company in an amount not exceeding $0.31 per Company Share, declared and paid consistent with prior timing, or dividends by any of its direct or indirect wholly owned Subsidiaries and (B) acquisitions, or deemed acquisitions, of Company Shares in connection with (1) the payment of the exercise price of Company Options with Company Shares (including in connection with "net exercises") to the extent such Company Options, Company RSU Awards and Company Restricted Share Awards are outstanding on the date of this Agreement (and in such case, in accordance with their terms on the date of this Agreement) or are issued or granted after the date of this Agreement in accordance with this Agreement and (2) any required Tax withholding;

            (iii)  other than transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company's wholly owned Subsidiaries, issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of any Company Shares under the ESPP and the Japan ESPP, upon the exercise of Company Options or the settlement of Company RSU Awards or Company Restricted Share Awards that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or that are issued or granted after the date of this Agreement in accordance with this Agreement;

            (iv)  (A) incur or commit to any capital expenditures in fiscal year 2016 that exceed by more than 5% the amount budgeted for capital expenditures in the Company's 2016 capital expenditure plan as of the date hereof that was previously made available to Parent or (B) incur or commit to any capital expenditures in fiscal year 2017 that exceed by more than 5% the amount budgeted for capital expenditures in the Company's 2017 capital expenditure plan as of the date hereof that was previously made available to Parent;

             (v)  acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, properties, or businesses in excess of $5 million individually or $25 million in the aggregate, other than (A) supplies, inventory, merchandise, products and materials acquired or repurchased in the ordinary course of business, (B) pursuant to Material Contracts in effect on the date of this Agreement that are set forth in Section 4.20 of the Company Disclosure Letter, (C) capital expenditures in accordance with clause (iv) of this Section 6.01(b) (D) pursuant to intercompany agreements solely among the Company and its wholly owned Subsidiaries, and (E) purchases of securities pursuant to cash management programs in the ordinary course of business;

            (vi)  other than as contemplated by Section 8.01, sell, license, lease or otherwise transfer any of the Company's or its Subsidiaries' assets, securities, properties, or businesses (other than Intellectual Property Rights) that have a fair market value of, or for a purchase price of, in excess of $5 million individually or $25 million in the aggregate, other than (A) ordinary course sales, leases or other transfers of (1) inventory (including for use in research and development and clinical trial activity) or equipment to customers, or (2) obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers solely among the Company and its wholly owned Subsidiaries, (C) leases and subleases of real property owned by the Company or its Subsidiaries and leases or subleases of real property under which the Company or any of its Subsidiaries is a tenant or a subtenant, in each case involving lease payments (over the life of the lease) not exceeding $5 million individually or $25 million in the aggregate and following prior good faith consultation with Parent and (D) sales of securities pursuant to cash management programs in the ordinary course of business;

           (vii)  make any investment (whether in the form of a loan, capital contribution, acquisition of securities or otherwise) in any other Person, or form or acquire any Subsidiary that is not wholly owned by the Company or any of its wholly owned Subsidiaries, other than (A) purchases of securities pursuant to cash management programs in the ordinary course of business and (B) investments in any wholly owned Subsidiaries of the Company;

          (viii)  (x) create, incur or assume any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities or (y) enter into, modify or terminate any Contract with respect to indebtedness for borrowed money or guarantee thereof, except for, in each case, (A) intercompany indebtedness solely among the Company and its wholly owned Subsidiaries, or (B) Permitted Interim Debt Actions;

            (ix)  enter into any Contract that would have been considered a Material Contract if it were entered into prior to the date of this Agreement covered by Section 4.20(a)(i) (disregarding the materiality qualifiers therein);

             (x)  other than, in each case, (A) in the ordinary course of business (including renewals in the ordinary course of business consistent with the terms thereof in all material respects) in a manner not material to the Company or any of its Subsidiaries, taken as a whole, (B) capital expenditures in accordance with clause (iv) of this Section 6.01(b), or (C) Permitted Interim Debt Actions, (x) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (y) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;

            (xi)  (A) recognize any material new labor organization, union, employee association, trade union, works council or other similar employee representative, or (B) negotiate, enter into, amend, modify or terminate any material Collective Bargaining Agreement or any agreement, memorandum of understanding, Contract, letter, side letter or contractual obligation that would be a material Collective Bargaining Agreement if in effect on the date hereof, except as may be required by Law;

           (xii)  grant any equity or equity-based awards;

          (xiii)  except as required pursuant to the terms of any Company Plan in each case, in effect on the date of this Agreement, (A) grant to any current or former employee, director or independent contractor of the Company or its Subsidiaries any increase in compensation (including any obligation to gross up, indemnify or otherwise reimburse any current or former employee, director or independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual, including under Section 409A, 457A or 4999 of the Code), other than increases in annual base salary or hourly base wages with respect to the Company's 2017 fiscal year to employees who are not executive officers of the Company or its Subsidiaries in the ordinary course of business in a manner consistent with past practice and subject to the limitations set forth in Section 6.01(b)(xiii) of the Company Disclosure Letter, (B) grant to any current or former employee of the Company any increase in, or right to, severance, retention or termination pay, (C) establish, adopt, enter into, amend or terminate any Company Plan or any plan, program, arrangement, policy or agreement that would be a Company Plan if it were in existence on the date of this Agreement, other than amendments to Company Plans in the ordinary course and consistent with past practice that do not increase or otherwise enhance the benefits provided thereunder or increase the cost to the Company of providing benefits, (D) take any action to accelerate funding or any rights or benefits under any Company Plan, (E) hire or appoint any employee whose annual base salary and target bonus opportunity (excluding commission-based compensation) in the aggregate would exceed $500,000 on an annualized basis, promote any employee to a position with an annual base salary and target bonus opportunity (excluding commission-based compensation) that in the aggregate would exceed $500,000 on an annualized basis or hire or promote any individual who is an independent contractor with annual total compensation that in the aggregate would exceed $500,000 on an annualized basis, or (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

          (xiv)  make any material changes to the Company's methods of financial accounting, except insofar as may be required (A) by GAAP (or any authoritative interpretation thereof), (B) by any applicable Law, including Regulation S-X of the 1934 Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

           (xv)  (A) except in the ordinary course of business, make any material election with respect to Taxes, (B) change any material election with respect to Taxes, (C) amend any material Tax Return (except as is consistent with the agreement or settlement of any claim or assessment described in clause (D)), (D) agree or settle any material claim or assessment in respect of Taxes for an amount materially in excess of the amount reserved therefor in the Company Balance Sheet;

          (xvi)  settle any pending or threatened Proceeding (other than Proceedings relating to Taxes), except for settlements of non-criminal Proceedings that (A) involve monetary payments for an amount not in excess of, with respect to any individual Proceeding, (1) $5 million or, in the aggregate with respect to all Proceedings, $25 million (exclusive of any amounts covered by insurance) or (2) the amount (if any) reflected or reserved against in respect of such Proceeding in the Company Balance Sheet, (B) do not impose any material restriction on the business of the Company or any of its Subsidiaries, (C) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries, (D) do not involve any injunctive or equitable or other nonmonetary relief (except for insignificant ancillary nonmonetary relief) against the Company or its Subsidiaries, (E) provide for a complete release of the claims in dispute giving rise to such settlement and (F) do not involve any license, cross license or similar arrangement with respect to Intellectual Property Rights of the Company;

         (xvii)  (A) abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge (other than a frivolous challenge) to (1) any material registered Company Owned Intellectual Property Rights or (2) any material registered Company Licensed Intellectual Property Rights that are exclusively licensed to the Company or any of its Subsidiaries to the extent the Company or a Subsidiary has the right to take or cause to be taken such action pursuant to the terms of the applicable Contract under which such material registered Company Licensed Intellectual Property Rights are licensed to the Company or such Subsidiary, (B) fail to renew, terminate or permit to lapse any Contract under which material Company Licensed Intellectual Property Rights are licensed to the Company or any of its Subsidiaries, (C) disclose to any third party, other than representatives of Parent or under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of the Company or any of its Subsidiaries that is included in the Company Owned Intellectual Property Rights in a way that results in loss of material trade secret protection except for any such disclosures made as a result of publication of a patent application filed by the Company or any of its Subsidiaries, or (D) sell, transfer, license or otherwise encumber any material Intellectual Property Rights of the Company or any of its Subsidiaries other than non-exclusive licenses ancillary to research, development, manufacture, clinical testing, sale, distribution and commercialization activities relating to products or services entered into in the ordinary course of business consistent with past practice;

        (xviii)  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code;

          (xix)  adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any Subsidiary of the Company, other than (A) with respect to dormant Subsidiaries or (B) with respect to any merger, consolidation, restructuring, recapitalization, liquidation (including without limitation a deemed liquidation for income Tax purposes), dissolution or other reorganization, solely among the Company and any wholly owned Subsidiary of the Company or solely among wholly owned Subsidiaries of the Company;

           (xx)  enter into interest rate swaps, foreign exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

          (xxi)  grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure indebtedness and other obligations permitted under clause (viii) of this Section 6.01(b) or (B) to a wholly owned Subsidiary of the Company; or

         (xxii)  agree or commit to do any of the foregoing.

        Notwithstanding anything to the contrary in the foregoing, for purposes of any references in this Section 6.01 to individual or aggregate dollar thresholds, any action taken with the prior written consent of Parent shall not count toward such dollar thresholds. In addition, the Company and its Subsidiaries shall not be deemed to be in material breach of this Section 6.01 for purposes of Section 9.02(a) or 10.01(c)(ii) as a result of an unintentional breach by the Company or its Subsidiaries, where the consequence of such breach was not material to the Company and Parent and, if curable, the Company shall have commenced good-faith efforts to cure such breach following written notice of such breach.

        Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the First Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent's or its Subsidiaries' operations. Prior to the First Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        Section 6.02    Company Shareholder Meeting.     The Company shall duly call, give notice of, convene and hold a meeting of its shareholders (as it may be adjourned or postponed, the "Company Shareholder Meeting") as soon as reasonably practicable (but in no event later than 50 days) after the Registration Statement is declared effective under the 1933 Act for the purpose of voting on the approval of the First Merger and adoption of the Plan of Merger in accordance with MBCA. In connection with the Company Shareholder Meeting, the Company shall (a) subject to Section 8.03, recommend approval of the First Merger and adoption of the Plan of Merger and the other transactions contemplated hereby by the Company's shareholders in the Proxy Statement/Prospectus and (b) otherwise substantially comply with all legal requirements applicable to such meeting. Subject to Section 8.03, the Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the First merger and adoption of the Plan of Merger and take all other actions reasonably necessary or advisable to secure the approval of the First Merger and adoption of the Plan of Merger by the Company's shareholders. Subject to Section 8.03, the Company shall keep Parent, Merger Sub 1 and Merger Sub 2 updated with respect to proxy solicitation results as reasonably requested by Parent, Merger Sub 1 or Merger Sub 2. Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its sole discretion, adjourn, recess, or postpone the Company Shareholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholder Meeting, (ii) if as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting or (iii) to solicit additional proxies if, as of the time the Company Shareholder Meeting is scheduled to be held, insufficient Company Shares have been voted in favor of the approval of the First Merger and adoption of the Plan of Merger to obtain the Company Shareholder Approval; provided, however, that the Company shall not in any event adjourn, recess or postpone the Company Shareholder Meeting for more than 30 days with respect to any one adjournment, recess or postponement without Parent's prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). The Company may propose that the shareholders of the Company also act at the Company Shareholder Meeting on the matters set forth in the Company's definitive proxy statement filed on March 22, 2016 and any other matters required by applicable Law to be proposed at the next annual meeting of shareholders of the Company. It is agreed that regardless of whether there is a Company Adverse Recommendation Change, the Company Shareholder Meeting shall be held in accordance with the terms hereof unless this Agreement is terminated in accordance with Article 10.

ARTICLE 7

COVENANTS OF PARENT

        Section 7.01    Conduct of Parent.

          (a)   From the date of this Agreement until the First Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter or as required by applicable Law, Order or a Governmental Authority, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, delayed, or conditioned), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in all material respects, and, to the extent consistent with the foregoing, use commercially reasonable efforts, in each case in the ordinary course in all material respects, to (w) preserve substantially intact its business organization, (x) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (y) preserve generally its existing business relationships with its key customers, distributors, lenders, suppliers and others having significant business relationships with it and (z) preserve generally its existing relationships with Governmental Authorities with jurisdiction over its operations and retain generally its key employees, in each case, consistent with past practice.

          (b)   Without limiting the generality of the foregoing, from the date of this Agreement until the First Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter or as required by applicable Law, Order or a Governmental Authority, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), Parent shall not, nor shall it permit any of its Subsidiaries to:

              (i)  amend Parent's certificate of incorporation or bylaws (whether by merger, consolidation or otherwise) in a manner that would have a material and adverse impact on the value of Parent Shares or would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Mergers; provided, that any amendment to Parent's certificate of incorporation to increase the authorized number of shares of any class or series of the capital stock of Parent shall in no way be restricted by the foregoing;

             (ii)  declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of Parent with a record date prior to the Closing, except for quarterly dividends payable to holders of capital stock of Parent (and related dividends or dividend equivalents in respect of equity-based awards) in amounts consistent with past practice (including annual adjustments consistent with past practice), declared and paid consistent with prior timing;

            (iii)  redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Securities if such redemption, repurchase or acquisition would reasonably be expected to materially delay or prevent the closing of the Mergers;

            (iv)  issue, deliver or sell, or authorize the issuance, delivery or sale of, a number of Parent Shares that would violate Section 312.03(c) of the NYSE Listed Company Manual in the event Parent's shareholders do not approve the issuance of such Parent Shares;

             (v)  acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, or businesses if any such acquisition, either individually or in the aggregate, would reasonably be expected to materially delay or adversely affect in any material respect the satisfaction of the closing conditions set forth in Section 9.01(e);

            (vi)  adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution of Parent;

           (vii)  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

          (viii)  agree or commit to do any of the foregoing.

        Notwithstanding anything to the contrary in the foregoing, Parent and its Subsidiaries shall not be deemed to be in material breach of this Section 7.01 for purposes of Section 9.03(a) or Section 10.01(d)(i) as a result of an unintentional breach by Parent or its Subsidiaries, where the consequence of such breach was not material to the Company and Parent and, if curable, Parent shall have commenced good-faith efforts to cure such breach following written notice of such breach.

        Section 7.02    Obligations of Merger Sub 1 and Merger Sub 2.     Parent shall cause Merger Sub 1 and Merger Sub 2 to perform when due each of its respective obligations under this Agreement and to consummate the Mergers pursuant to the terms and subject to the conditions set forth in this Agreement.

        Section 7.03    Approval by Parent.     Promptly following the execution and delivery of this Agreement by the Parties hereto, (a) Parent, as sole stockholder of Merger Sub 1, shall adopt this Agreement and approve the First Merger, in accordance with the DGCL, by written consent and (b) Parent, as sole member of Merger Sub 2, shall adopt this Agreement and approve the Second Merger, in accordance with the DLLCA, by written consent, which written consents shall be provided to the Company.

        Section 7.04    Director and Officer Indemnification.

          (a)   From and after the First Effective Time, each of Parent, the First Surviving Corporation, and the Surviving Company shall, and Parent shall cause the First Surviving Corporation and the Surviving Company to, (x) in the case of a Company Indemnitee, as defined below, to the fullest extent that the Company may do so (as of immediately prior to the First Effective Time) under applicable Law with respect to its own directors and officers and (y) in the case of a Subsidiary Indemnitee, as defined below, to the fullest extent that the Subsidiary of which such Subsidiary

  Indemnitee is or was a director or officer may do so (as of immediately prior to the First Effective Time) under applicable Law with respect to its own directors and officers, (i) jointly and severally indemnify and hold harmless each individual who at the First Effective Time is, or at any time prior to the First Effective Time was, a director or officer of the Company (a "Company Indemnitee") or of a Subsidiary of the Company (a "Subsidiary Indemnitee" and, together with the Company Indemnitees, collectively, the "Indemnitees") with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Proceeding (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary, (B) the fact that an Indemnitee is or was a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company or such Subsidiary, (C) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary or (D) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company or taken at the request of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case under clauses (A), (B), (C) or (D), at, or at any time prior to, the First Effective Time (including any Proceeding relating in whole or in part to the Mergers or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee) and (ii) assume (in the case of the First Surviving Corporation, and the Surviving Company, in the Mergers without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the First Effective Time as provided in the articles of incorporation or bylaws of the Company and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee, a complete copy of which has been provided by the Company to Parent prior to the date of this Agreement. Without limiting the foregoing, Parent, from and after the First Effective Time, shall cause, unless otherwise required by Law, the articles of incorporation and bylaws of the First Surviving Corporation and the Surviving Company, as applicable, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the articles of incorporation or bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the First Effective Time, Parent shall, and shall cause the First Surviving Corporation and the Surviving Company, as applicable, to advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 7.04 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.04) as incurred (x) in the case of a Company Indemnitee, to the fullest extent that the Company may do so (as of immediately prior to the First Effective Time) under applicable Law with respect to its own directors and officers and (y) in the case of a Subsidiary Indemnitee, to the fullest extent that the Subsidiary of which such Subsidiary Indemnitee is or was a director or officer may do so (as of immediately prior to the First Effective Time) under applicable Law with respect to its own directors and officers; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified pursuant to this Section 7.04(a) or applicable Law.

          (b)   None of Parent, the First Surviving Corporation or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.04 (each, a "Claim") for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes a complete release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the First Surviving Corporation, the Surviving Company and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

          (c)   Parent shall cause the First Surviving Corporation and the Surviving Company, and the First Surviving Corporation and the Surviving Company hereby agree, to either (i) continue to maintain in effect for a period of no less than six (6) years after the First Effective Time the Company's directors' and officers' insurance policies (the "D&O Insurance") in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance for such six (6)-year period from a reputable insurer, in each case, with coverage for Indemnitees, with terms, conditions, retentions and levels of coverage at least as favorable to the Indemnitees as the Company's existing D&O Insurance with respect to matters existing or occurring at or prior to the First Effective Time; provided, that in no event shall Parent, the First Surviving Corporation and the Surviving Company be required to expend for such policies pursuant to this sentence an aggregate annual premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Letter (the "Premium Cap"); and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the First Surviving Corporation and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the First Effective Time, for a cost not exceeding the Premium Cap. At the Company's option, the Company may (in consultation with Parent) purchase, prior to the First Effective Time, a prepaid "tail policy" for a period of no more than six (6) years after the First Effective Time with coverage for Indemnitees, with terms, conditions, retentions and levels of coverage substantially equivalent in terms of favorability to the insured individuals as the Company's existing D&O Insurance with respect to matters existing or occurring at or prior to the First Effective Time at an aggregate cost up to but not exceeding the aggregate maximum amount payable pursuant to the proviso above for such six year period, in which event Parent shall cease to have any obligations to obtain insurance pursuant to this Section 7.04(c). In the event the Company elects to purchase such a "tail policy," the First Surviving Corporation and the Surviving Company shall (and Parent shall cause the First Surviving Corporation and the Surviving Company to) use reasonable best efforts to maintain such "tail policy" in full force and effect for its full term and continue to honor its obligations thereunder.

          (d)   In the event that Parent or any of its successors and assigns dissolves the First Surviving Corporation and the Surviving Company, or either Parent, the First Surviving Corporation, or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or, (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of Parent, the First Surviving Corporation, or the Surviving Company, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 7.04.

          (e)   The provisions of this Section 7.04 are intended to be for the benefit of, and will be enforceable by, each Indemnitee, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by the articles of incorporation and bylaws of the Company, Contract, at Law or otherwise. The obligations of Parent, the First Surviving Corporation, and the Surviving Company under this Section 7.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 7.04 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 7.04 applies shall be third party beneficiaries of this Section 7.04).

          (f)    Parent's, the First Surviving Corporation's, and the Surviving Company's obligations under this Section 7.04 shall continue in full force and effect for a period of six years from the First Effective Time; provided, however, that if any Claim (whether arising before, at or after the First Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the First Effective Time, the provisions of this Section 7.04 shall continue in effect until the full and final resolution of such Claim.

          (g)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers, other employees, or other Indemnitees, it being understood and agreed that the indemnification provided for in this Section 7.04 is not prior to or in substitution for any such claims under such policies.

        Section 7.05    Stock Exchange Listing.     Parent shall use its reasonable best efforts to cause the Parent Shares to be issued as part of the Merger Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Effective Time.

        Section 7.06    Employee Matters.

          (a)   Subject to the requirements of applicable Law and the terms of any applicable Collective Bargaining Agreement, from the First Effective Time until the later of December 31, 2017 or the first anniversary of the First Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including the Surviving Company and its Subsidiaries) immediately following the First Effective Time (each, a "Continuing Employee") while such employee is so employed, with (i) base salary or wages and (subject to the terms of Section 7.06(a) of the Company Disclosure Letter) annual cash incentive compensation opportunity that, in each case, are no less favorable than the base salary or wages and annual cash incentive compensation opportunity available to such Continuing Employee immediately prior to the First Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the Company Plans that provide severance benefits as in effect on the date of this Agreement and identified in Section 4.17(a) of the Company Disclosure Letter (it being understood that upon the expiration of the change-in-control protection period in effect as of the date hereof under the Thoratec Corporation and Subsidiaries Separation Benefits Plan (whether prior to or after the Closing Date), any individuals who were eligible participants in such plan who become Continuing Employees will cease to be covered by such plan and will instead be covered by the broad-based Company severance plan applicable to similarly situated Continuing Employees), and (iii) employee health and welfare and retirement benefits that are no less favorable in the aggregate than those provided to employees of the Company and its Subsidiaries as of immediately prior to the First Effective Time. In addition, unless the Company has granted the awards contemplated by Item 4 of Section 6.01(b)(xii) of the Company Disclosure Letter, Parent shall provide, or cause to be provided, a long-term incentive award opportunity in 2017 to each Continuing Employee employed by Parent or its Subsidiaries at the time annual long-term incentive awards are made by Parent generally, on a basis consistent with Parent's practices (including with respect to eligibility) for awarding long-term incentive awards to similarly situated employees of Parent and its Subsidiaries generally.

          (b)   Without limiting the generality of Section 7.06(a), from and after the First Effective Time, Parent shall honor, or shall cause to be honored, in accordance with their terms all the Company Plans as in effect at the First Effective Time, including the Company's Management Savings Plan, it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Company, to amend or terminate any Company Plan, including the Company's Management Savings Plan, in accordance with its terms. Parent acknowledges and agrees that the consummation of the First Merger shall be considered a "change in control" for all purposes under all Company Plans (and related award agreements) that contain a definition "change in control" or any similar term relating to the Company, and excluding the Company Plans that are or were sponsored or maintained by Thoratec Corporation and its Subsidiaries (including any severance or equity plans).

          (c)   To the extent that Continuing Employees become eligible to participate in the "employee benefit plans," as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Parent or any of its Subsidiaries (collectively, the "Parent Plans"), then, for purposes of determining (i) eligibility to participate, vesting, level of benefits and benefit accrual, service with the Company or any of its Subsidiaries prior to the First Effective Time shall be treated as service with Parent or any of its Subsidiaries to the extent recognized by the Company and its Subsidiaries prior to the First Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits, and Parent shall not be required to provide credit for any purpose under any Parent Plan that is (A) a cash or equity incentive compensation plan, (B) a defined benefit pension plan, (C) a post-retirement welfare plan or (D) any Parent Plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, subject to applicable Law, Parent shall, or shall cause the Surviving Company to, (x) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any Parent Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the First Effective Time and (y) use commercially reasonable efforts to provide each Continuing Employee with credit for any co-payments and deductibles paid during the plan year in which the First Effective Time occurs (or, if later, the year in which the applicable Continuing Employee is first eligible to participate in the applicable Parent Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plans that are welfare plans in which such Continuing Employee is eligible to participate after the First Effective Time, in each case, to the extent such expenses would have been credited under the Company Plan in which such Continuing Employee participated immediately prior to the First Effective Time.

          (d)   If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company shall adopt resolutions and take such corporate action as is necessary to terminate the Company Plans that are Tax-qualified defined contribution plans (collectively, the "Company Qualified DC Plan"), effective as of the day prior to the Closing Date. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent, not to be unreasonably withheld. Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code), in the form of cash or in kind with respect to any plan loans, from the Company Qualified DC Plan to the applicable Tax-qualified defined contribution plans of Parent or its Subsidiaries.

          (e)   Nothing contained in this Section 7.06, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or Parent Plan or constitute a limitation on rights to amend, modify, merge or terminate after the First Effective Time any Company Plan or Parent Plan, (ii) give any current or former employee, director or independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative or employee committee or plan, any third-party beneficiary or other rights under this Agreement or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan or Parent Plan or (B) retain the employment or services of any current or former employee, director or independent contractor.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

        Section 8.01    Efforts.     (a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied and to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, waivers, permits, authorizations, Orders and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Mergers and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Mergers pursuant to Article 9), and (iii) executing and delivering any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement.

          (b)   In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable (and in any event, unless otherwise agreed by the Parties, within 45 calendar days after the date of this Agreement with respect to subclause (i) below), (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, (ii) an appropriate filing of a Form CO with the European Commission, (iii) all necessary filings to obtain consents from the state regulators that are required in connection with the Mergers and (iv) all other registrations, declarations, notices and filings with Governmental Authorities that are required in connection with the Mergers in order to satisfy the condition set forth in Section 9.01(e)(ii). Each of the Company and Parent shall use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the foregoing or pursuant to any other applicable Competition Laws, and use its reasonable best efforts to take all other actions necessary, or cooperate with the other Party with respect to its actions, including taking the actions set forth in Section 8.01(e), to cause the expiration or termination of the applicable waiting periods or obtain consents regarding the foregoing in order to satisfy the condition set forth in Section 9.01(e)(ii) as soon as practicable. All filings made in connection with this Section 8.01(b) shall be made in substantial compliance with the requirements of applicable Law, including any Competition Law.

          (c)   Except as prohibited by applicable Law or Order, each of the Parties hereto shall use its reasonable best efforts to (i) cooperate with each other in connection with any filing or submission with a Governmental Authority (including if requested by Parent any applicable Competition Law not set forth in Section 9.01(e)(ii)) in connection with the Mergers and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Mergers, and consult with each other prior to taking any material substantive position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority (ii) keep the other Parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any Proceeding, in each case regarding the Mergers or the transactions contemplated by this Agreement; (iii) to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law and consult with the other Parties hereto with respect to information relating to the other Parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and (iv) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act or any other Competition Law; provided that any such information or materials referred to in clauses (i) - (iv) may be redacted (x) to remove references concerning the valuation of the Company and (y) as necessary to address reasonable attorney-client or other privilege concerns (provided, that the redacting Party shall use its reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client or other privilege). Notwithstanding anything to the contrary herein, Parent shall, on behalf of the Parties, have control over and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or other Third Party necessary, proper or advisable to consummate the Mergers or to any litigation arising therefrom; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company's views into account regarding the overall strategic direction of any such approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such approvals, as applicable. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01(c) in a manner so as to preserve the applicable privilege.

          (d)   Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Authority in respect of the Mergers (including with respect to any of the actions referred to in Section 8.01(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party reasonably apprised with respect thereto; provided, that Parent and its Representatives may conduct such a meeting or conversation without the Company or its

  Representatives present upon the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

          (e)   Notwithstanding anything in this Agreement to the contrary, the Parties hereto understand and agree that "reasonable best efforts" shall not require Parent to (i) divest or otherwise hold separate (including by establishing a trust or otherwise) any businesses, assets, equity interests, product lines, properties or Contracts or other arrangements or terminate any Contracts or other arrangements relating to any businesses, assets, equity interests, product lines or properties of Parent or the Company or any of their respective Subsidiaries or (ii) accept any conditions or take any other actions that would apply to, or affect, any businesses, assets, equity interests, product lines, properties or Contracts or other arrangements of Parent or the Company or any of their respective Subsidiaries; provided, however, that notwithstanding the foregoing, Parent shall be obligated to take the actions described in the foregoing clauses (i) and (ii) if and only if any such divestiture or divestitures (or agreement or agreements to hold separate), conditions or other actions do not relate to a development program or a development-stage product and would not, and would not reasonably be expected to, individually or in the aggregate, result in a one-year loss of revenues (as measured by fiscal year 2015 revenue) of either the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, in excess of US$325 million. Notwithstanding the foregoing, (x) neither Parent nor the Company shall be required to agree to any material modification or waiver of the terms and conditions of this Agreement and (y) neither Parent nor the Company shall be required to litigate or participate in the litigation of any Proceeding involving the Federal Trade Commission or Department of Justice or similar Governmental Authority, whether judicial or administrative, in connection with the Mergers or any of the other transactions contemplated by this Agreement. The Company shall not divest, agree to hold separate, accept any condition or take any other action (whether or not consistent in scope and magnitude with prior conditions and actions), or agree or offer to do so, without Parent's prior written consent. If so requested by Parent in connection with Parent's compliance with this Section 8.01, the Company agrees to, and to cause its Subsidiaries to, assist and cooperate with Parent and its Affiliates in taking, or causing to be taken (including by its Subsidiaries), any and all actions with respect to proposing, negotiating, agreeing to and effecting the sale, divestiture, hold separate or disposition of, or the accepting of any conditions or taking of any other actions that would apply to or affect, any businesses, assets, equity interests, product lines or properties or Contracts or other arrangements of the Company or any of its Subsidiaries, in each case as may be required in order to obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority; provided that the Company and its Subsidiaries shall not be obligated to consummate any such sale, divestiture, hold separate or disposition prior to the Closing.

        Section 8.02    Proxy Statement/Prospectus; Registration Statement.

          (a)   As promptly as reasonably practicable after the execution of this Agreement, (i) the Company shall prepare (with Parent's reasonable cooperation) and file with the SEC the Proxy Statement/Prospectus to be sent to the stockholders of the Company relating to the Company Shareholder Meeting and (ii) Parent shall prepare (with the Company's reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the 1933 Act of the Parent Shares to be issued in the First Merger. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, respectively. Subject to Section 8.02(d) and unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 8.03, the Proxy Statement/Prospectus shall include (A) a statement to the effect that the Company

  Board has determined that this Agreement and the First Merger are in the best interests of the Company and its shareholders and (B) the recommendation of the Company Board in favor of approval and adoption of this Agreement. Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing (including by responding to comments of the SEC). As promptly as practicable after the Registration Statement shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders.

          (b)   Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement/Prospectus, the Registration Statement, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the shareholders of the Company.

          (c)   The Parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall (A) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, or the Registration Statement and (ii) all stop orders of the SEC relating to the Registration Statement and (B) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

          (d)   No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other Parties hereto, which approval shall not be unreasonably withheld, delayed or conditioned; provided, that the Company, in connection with a Company Adverse Recommendation Change made in compliance with the terms hereof may amend or supplement the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the board for making such a Company Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing. Notwithstanding a Company Adverse Recommendation Change, the Company shall nonetheless submit this Agreement to the Company Shareholders for approval and adoption, unless this Agreement is terminated in accordance with Article 10.

        Section 8.03    No Solicitation.

          (a)   The Company shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal and, if applicable, shall use reasonable best efforts to have returned to the Company any confidential information that has been provided to any Person in any such discussions or negotiations. From and after the date of this Agreement until the earlier to occur of the First Effective Time or the date of termination of this Agreement in accordance with Article 10, the Company shall not, and shall cause its Affiliates and its and their respective officers, directors and employees not to (and shall use its reasonable best efforts to cause its and its Affiliates' other Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) subject to Section 8.03(b), approve or recommend, or propose to approve or recommend, a Company Acquisition Proposal, (iii) subject to Section 8.03(b), approve or recommend, or propose to approve or recommend, or execute or enter into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iv) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (v) agree to do any of the foregoing; provided, however, that if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide written Company Acquisition Proposal made after the date of this Agreement, which Company Acquisition Proposal did not result from a breach of this Section 8.03(a), if the Company Board determines in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, that such Company Acquisition Proposal is or is reasonably expected to lead to a Superior Proposal and that a failure to take such action with respect to such Company Acquisition Proposal is reasonably likely to be inconsistent with the fiduciary duties of the Company's directors under applicable Law, the Company may, in response to such Company Acquisition Proposal, and subject to compliance with Section 8.03(c), furnish information with respect to the Company and its Subsidiaries to the Person or Persons making such Company Acquisition Proposal and engage in discussions or negotiations with such Person or Persons regarding such Company Acquisition Proposal; provided, that (A) the Company, prior to furnishing, or causing to be furnished, any nonpublic information related to the Company and its Subsidiaries to such Person or Persons, enters into a confidentiality agreement with the Person or Persons making such Company Acquisition Proposal that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 8.03 and (y) contains confidentiality provisions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Company Acquisition Proposals (an "Acceptable Confidentiality Agreement") and (B) promptly (and in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

          (b)   Except as permitted pursuant to this Section 8.03(b), neither the Company Board nor any committee thereof shall (x) effect a Company Adverse Recommendation Change or (y) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement or other similar agreement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each an "Alternative Acquisition Agreement"); provided that the foregoing shall not prohibit the disclosure that the Company Board or any committee thereof has determined that a Company Acquisition Proposal constitutes a Superior Proposal, that the Board of Directors of the Company or any committee thereof intends to make a Company Adverse Recommendation Change or that the Company intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and in each case any material facts and circumstances relating thereto, in each case in compliance with the remaining provisions of this Section 8.03(b). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to receipt of the Company Shareholder Approval, the Company Board may (1) make a Company Adverse Recommendation Change or (2) cause the Company to enter into an Alternative Acquisition Agreement with respect to a Company Acquisition Proposal that did not result from a breach of this Section 8.03 and terminate this Agreement pursuant to Section 10.01(d)(ii), in either case if (and only if): the Company Board concludes in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, that (i) in the case of clause (1) where the Company Adverse Recommendation Change is not made in response to a Company Acquisition Proposal, failure to take such action is reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law and (ii) in the case of (A) clause (1) where such Company Adverse Recommendation Change is made in response to a Company Acquisition Proposal or (B) clause (2), such Company Acquisition Proposal constitutes a Superior Proposal and the failure to take such action is reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that notwithstanding anything set forth in this Section 8.03(b), neither the Company Board, nor any committee thereof, as applicable, shall take any action set forth in clause (1) or clause (2), unless (I) the Company Board provides Parent at least five (5) calendar days' prior written notice of its intention to take such action, which notice shall specify the reasons therefor and, if relating to a Company Acquisition Proposal, include the information with respect to the Superior Proposal that is specified in Section 8.03(c), as well as a copy of such Company Acquisition Proposal; (II) during the five (5) calendar days following such written notice, the Company Board and its Representatives have negotiated in good faith with Parent, to the extent Parent wishes to negotiate, regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or other underlying relevant facts and circumstances with respect to the Company Adverse Recommendation Change; and (III) at the end of the five (5) calendar day period described in the foregoing clause (II), the Company Board concludes in good faith, after consultation with the Company's outside legal counsel and financial advisors (and taking into account any binding adjustment or modification of the terms of this Agreement proposed by Parent), that (x) the Company Acquisition Proposal continues to be a Superior Proposal (or, if the action set forth in clause (1) does not relate to a Company Acquisition Proposal, that the failure to effect an Adverse Recommendation Change would continue to be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law) and (y) the failure to make such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with the Company Board's fiduciary duties under applicable Law.

          In the event of any change in the financial terms of or any material amendment or modification to any Superior Proposal (or, if the action set forth in clause (1) does not relate to a Company Acquisition Proposal, any material change to the underlying relevant facts and circumstances), the immediately preceding proviso shall again apply (but the five (5) calendar day period shall instead be the longer of (x) two (2) calendar days and (y) the amount of time remaining in such five (5) calendar day period); provided, further, that (aa) whether or not there is a Company Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Article 10, the Company Board shall submit this Agreement for approval by the Company shareholders at the Company Shareholder Meeting and (bb) in the event the Company Board or any committee thereof authorizes the Company to enter into any Alternative Acquisition Agreement in compliance with this Section 8.03(b) with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 10.01(d)(ii);

          (c)   In addition to the obligations of the Company and Parent set forth in Section 8.03(a) and Section 8.03(b), the Company shall promptly (and in any event within 24 hours of receipt or knowledge of receipt by an officer or director of the Company) notify Parent in the event that the Company or any of its Subsidiaries or any of their respective Representatives receives a Company

  Acquisition Proposal or any proposal or inquiry with respect to a Company Acquisition Proposal, indicating, in connection with such notice, the identity of the Person or group of Persons making such proposal, inquiry or Company Acquisition Proposal, including the material terms and conditions of any such proposal, inquiry or Company Acquisition Proposal and thereafter shall keep Parent reasonably informed, on a prompt basis (and, in any event, within 24 hours after knowledge of the applicable developments by an officer or director of the Company), of any material amendments or material developments with respect to any such proposal, inquiry or Company Acquisition Proposal (including any material changes thereto, and including by providing copies of any revised or new documents evidencing or delivered in connection therewith) and with respect to any Company Acquisition Proposal that the Company notifies Parent is a Superior Proposal, copies of any documents evidencing or delivered in connection with such Company Acquisition Proposal.

          (d)   Nothing contained in this Section 8.03 or elsewhere in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) taking and disclosing to their shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or making a statement contemplated by Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act or (ii) making any disclosure to the shareholders of the Company that is required by applicable Law; provided, however, that any such disclosure or statement that constitutes or contains a Company Adverse Recommendation Change shall be subject to the provisions of Section 8.03(b).

        Section 8.04    Parent Financing Covenant.

          (a)   Parent shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to timely arrange and obtain, on the terms and conditions set forth in the Financing Commitment Letters, the proceeds of the Debt Financing in an amount sufficient, together with other financial resources available to Parent, to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e). In furtherance of the foregoing, to the extent necessary to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e), Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to:

              (i)  maintain in full force and effect the Financing Commitment Letters in accordance with the terms and subject to the conditions set forth therein, except to the extent (A) there is a reduction of commitments in accordance with the terms thereof, (B) any of the commitments under the Financing Commitment Letters are replaced (dollar for dollar) with Definitive Financing Agreements or (C) there is a reduction for any amendment or modification or replacement thereof in accordance with Section 8.04(c) or Section 8.04(d);

             (ii)  negotiate, execute and deliver (and use reasonable best efforts to cause any other parties to the Financing Commitment Letters to negotiate, execute and deliver) definitive agreements in respect of the facilities contemplated by the Financing Commitment Letters (the "Definitive Financing Agreements") on the terms and conditions (including, as necessary, "market flex" terms and conditions) contained in the Financing Commitment Letters; and

            (iii)  satisfy on a timely basis all the conditions applicable to Parent to the funding of the Debt Financing set forth in the Financing Commitment Letter or Definitive Financing Agreements, as applicable, within Parent's control.

  In the event that all conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent shall use its reasonable best efforts to cause the Financing Source Parties to fund on the Closing Date the Debt Financing, to the extent the proceeds thereof are required to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e).

          (b)   Upon request, Parent shall keep the Company reasonably informed, on a reasonably current basis, as to the status of the Debt Financing. Parent shall promptly following execution deliver to the Company copies of any amendment, modification or replacement of the Financing Commitment Letters (including any Replacement Financing Commitment Letter) (which may be redacted in a customary manner).

          (c)   Parent shall not, without the consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), amend or modify, or waive any provision or remedy under, any Financing Commitment Letter or Definitive Financing Agreement if such amendment, modification or waiver: (i) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Debt Financing following such reduction, together with other financial resources available to Parent (including amounts funded into an escrow account with release provisions no less favorable in any material respect to Parent than the conditions precedent set forth in the Financing Commitment Letters), is sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e) or (ii) expands the conditions or other contingencies relating to the receipt or funding of the Debt Financing or imposes additional conditions or other contingencies relating to the receipt or funding of the Debt Financing, in a manner that in any such case would reasonably be expected to (1) materially delay or make materially less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (2) materially adversely impact the ability of Parent to enforce its rights against the Financing Source Parties or any other parties to any Financing Commitment Letter or Definitive Financing Agreement or (3) materially adversely affect the ability of Parent to timely consummate the Mergers and the other transactions contemplated hereby; provided, that notwithstanding the foregoing Parent may amend the Financing Commitment Letters to (x) add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, and (y) implement or exercise any "market flex" provisions contained in the Financing Commitment Letters.

          (d)   Replacement Financing.

              (i)  Notwithstanding any other provision of this Agreement, Parent may substitute the cash proceeds received by Parent or a wholly owned Subsidiary of Parent (to the extent segregated and limited in use to the consummation of the Mergers and the other transactions contemplated in this Agreement, or funded into an escrow account with release provisions no less favorable to Parent in any material respect than the conditions precedent set forth in the Financing Commitment Letters) from consummated debt or equity offerings or asset sales for all or any portion of the Debt Financing by reducing commitments under the Financing Commitment Letters; provided, that the aggregate amount of the Debt Financing following such reduction, together with other financial resources available to Parent (including amounts funded into an escrow account with release provisions no less favorable in any material respect to Parent than the conditions precedent set forth in the Financing Commitment Letters), is sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e).

             (ii)  If funds in the amounts set forth in the Financing Commitment Letters or the Definitive Financing Agreements, as applicable, or any portion thereof, become unavailable, Parent shall, and shall cause its Subsidiaries, as promptly as practicable following the occurrence of such event to use its or their reasonable best efforts to obtain substitute financing sufficient, together with other financial resources available to Parent, to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e) (any such financing, a "Substitute Financing").

            (iii)  Notwithstanding any other provision in this Agreement, Parent may substitute commitments in respect of other financing from the same and/or alternative third-party financing sources for all or any portion of the Debt Financing so long as (x) all conditions precedent to the availability of such financing have been satisfied or are no less favorable in any material respect to Parent than the conditions precedent set forth in the Financing Commitment Letters and (y) the aggregate amount of the Debt Financing is not reduced as a result of such substitution if, as a result of such reduction, such reduced amount would not be sufficient, together with other financial resources available to Parent, to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.10(e) (such financing, the "Replacement Commitments", and together with any Substitute Financing, the "Replacement Financing"; the definitive documentation for any such Replacement Financing, the "Replacement Financing Documents" and any commitment letter in respect of any such Replacement Financing, the "Replacement Financing Commitment Letter").

            (iv)  In the event any Replacement Financing is obtained, references in this Agreement to the Debt Financing shall also be deemed to refer to such Replacement Financing, and references in this Agreement to the Financing Commitment Letters and the Definitive Financing Agreements shall also be deemed to refer to the Replacement Financing Commitment Letter and Replacement Financing Documents, respectively, relating to such Replacement Financing, and all obligations of Parent pursuant to this Section 8.04 shall be applicable thereto to the same extent as Parent's obligations with respect to the Debt Financing.

          (e)   Notwithstanding anything contained in this Agreement to the contrary, Parent, Merger Sub 1 and Merger Sub 2 expressly acknowledge and agree that neither Parent's nor Merger Sub 1's nor Merger Sub 2's obligations hereunder are conditioned in any manner upon Parent or any of its Affiliates obtaining the Debt Financing, any Replacement Financing or any other financing.

        Section 8.05    Financing Cooperation.

          (a)   The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in arranging, obtaining and syndicating any debt or equity financing, including the Debt Financing, in connection with the transactions contemplated by this Agreement (the "Financing"). Such cooperation shall include, without limitation:

              (i)  cooperating with customary marketing efforts of Parent for all or any portion of the Financing, including causing the management team, with appropriate seniority and expertise, including senior executive officers, external auditors and advisors, in each case of the Company and its Subsidiaries, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with proposed lenders, underwriters, initial purchasers, placement agents or rating agencies;

             (ii)  providing reasonable and timely assistance with the preparation of customary rating agency presentations, road show materials, bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with the Financing, including the marketing and syndication thereof;

            (iii)  furnishing Parent and its Financing Source Parties, promptly following Parent's reasonable request, with all information relating to the Company and its Subsidiaries required to consummate the Financing, and using reasonable best efforts to assist Parent with Parent's preparation of pro forma financial information and projections;

            (iv)  using reasonable best efforts to assist Parent in obtaining corporate and facilities ratings in connection with the Financing;

             (v)  furnishing Parent and its Financing Source Parties promptly, and in any event at least five Business Days prior to the Closing Date (to the extent requested within ten (10) Business Days prior to the Closing Date), with all documentation and other information required by any Governmental Authority with respect to the Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act;

            (vi)  assisting in preparing schedules in connection with any Financing as may be reasonably requested by Parent;

           (vii)  providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Source Parties for the Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Source Parties that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities;

          (viii)  using reasonable best efforts to cause the Company's independent accountants to provide assistance and cooperation to Parent, including using reasonable best efforts to cause their participation in drafting sessions and accounting due diligence sessions, using reasonable best efforts to cause them to agree that Parent may use their audit reports on the consolidated financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to applicable law, and using reasonable best efforts to cause them to provide any comfort letters necessary and reasonably requested by Parent in connection with any debt or equity capital markets transaction comprising a part of the Financing, in each case, on customary terms and consistent with their customary practice; and

            (ix)  as promptly as practicable on an ongoing basis, and in any event by the First Effective Time, (I) furnishing Parent and its Financing Source Parties with (A) U.S. GAAP audited consolidated balance sheets and related statements of earnings, comprehensive income, shareholders' equity and cash flows of the Company, for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 and for any subsequent fiscal year ended at least 60 days prior to the First Effective Time (and the audit reports for such financial statements shall not be subject to any "going concern" qualifications) and (B) U.S. GAAP unaudited consolidated balance sheets and related statements of earnings, comprehensive income and cash flows of the Company (in each case, except as permitted by the rules and regulations promulgated by the SEC and subject to normal year-end adjustments and absence of footnotes) for each subsequent fiscal quarter ended at least 40 days before the First Effective Time (it being understood and agreed that the timely filing of such financial statements on Form 10-K or Form 10-Q, as applicable, shall satisfy the requirements under the foregoing clause (I)(A) or (I)(B), as applicable, to the extent that the information included in such Form 10-K and Form 10-Q meets and continues to meet the requirements of the foregoing clause (I)(A) or (I)(B), as applicable); and (C) all other financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries as is necessary to prepare pro forma financial statements of Parent that shall meet the requirements of Regulation S-X and Regulation S-K under the 1933 Act to the extent applicable in a registration statement of the Parent's securities under the 1933 Act on Form S-1 for the most recent period for which financial statements are required to be delivered pursuant to clause (I)(A) and (I)(B), and (II) using reasonable best efforts to furnish Parent and its Financing Source Parties (A) all other financial statements, financial data, audit reports and other information (other than information described in clause (I)) regarding the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the 1933 Act for a registered public offering of debt or equity securities of Parent or as otherwise necessary to permit the Company's independent accountants to issue "comfort letters" to Parent's Financing Source Parties (which such accountants have confirmed they are prepared to issue), including as to customary negative assurances and change period in order to consummate any debt or equity capital markets transaction comprising a part of the Financing and (B) such other financial and other information relating to the Company and its Subsidiaries customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary offering or confidential information memoranda or otherwise to be used in connection with the marketing or consummation of the Financing.

          (b)   Notwithstanding anything to the contrary contained in this Section 8.05: (i) the Company and its Subsidiaries shall not be required in connection with any Financing to (A) pay any commitment or other fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) take any action that would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (C) require the Company, any of its Subsidiaries or any of their respective Representatives to take any action that conflicts with, or results in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of the Company or its Subsidiaries, any applicable Laws, or any Company Material Contract, (D) provide any information subject to attorney-client privilege, attorney work product protection or other legal privilege, or (E) enter into or approve any agreement or other documentation (other than delivery of customary authorization and representation letters in connection with the Financing), or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing, and (ii) no action, liability or obligation of the Company, its Subsidiaries, or any of its and their Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing (other than customary authorization and representation letters) shall be effective until (or not be contingent upon) the Closing.

          (c)   Parent shall (i) promptly upon request by the Company, reimburse the Company for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket attorneys' fees, but excluding the costs of the Company's preparation of its annual and quarterly financial statements) incurred by the Company, its Subsidiaries or its or their Representatives in connection with any cooperation contemplated by this Section 8.05 and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost, settlement payment or expense incurred in connection with, or as a result of, the arrangement of the Financing, any Debt Transaction or their cooperation therewith and any information (other than information provided in writing by the Company, its Subsidiaries or any of its or their Representatives) used in connection therewith, except to the extent arising from any fraud, intentional misrepresentation, gross negligence, bad faith or willful misconduct of the Company, its Subsidiaries or any of its or their Representatives.

          (d)   The Company hereby consents to the use of the trademarks and logos of the Company and its Subsidiaries in connection with the Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the

  Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

          (e)   Treatment of Company Indebtedness.

              (i)  The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, as soon as reasonably practicable after (and not prior to) the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the Existing Term Loan or Existing Note Purchase Agreement, as applicable, (A) seek an amendment or amendments to the Existing Note Purchase Agreement to enable the entry into payoff documentation providing for the conditional discharge and termination of, or pursue any other approach chosen by Parent to the defeasance, satisfaction and discharge, constructive satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, guarantee or other treatment of, the Existing Note Purchase Agreement, 2017 Private Placement Notes and 2020 Private Placement Notes upon the occurrence of the Closing (any transaction pursuant to this clause (A), a "Note Purchase Agreement Transaction") and (B) seek an amendment or amendments to the Existing Term Loan to permit the Mergers and the other transactions contemplated by this Agreement, including the Debt Financing, or pursue any other approach chosen by Parent to the defeasance, satisfaction and discharge, constructive satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, guarantee or other treatment of the Existing Term Loan (any transaction pursuant to this clause (B), a "Term Loan Transaction"). Parent will be permitted to commence and conduct offers to purchase or exchange, and conduct consent solicitations with respect to, any or all of the outstanding Senior Notes on such terms and conditions, including pricing terms and amendments to the terms and provisions of the Existing Senior Notes Indenture, that are specified, from time to time, by Parent (each, a "Debt Offer" and collectively, the "Debt Offers") and which are permitted by the terms of such Senior Notes, the Existing Senior Notes Indenture and applicable Law, including SEC rules and regulations; provided, that any such Debt Offer shall be consummated substantially simultaneously with or after the Closing using funds provided by Parent (the Note Purchase Agreement Transactions, Term Loan Transactions and Debt Offers, collectively the "Debt Transactions"). The Company shall not be required to take any action in respect of any Debt Transaction, or to execute or deliver any document in connection therewith, until Parent shall have provided the Company with the necessary documentation (including any reasonably requested indemnification) required in connection with such Debt Transaction that shall comply with the requirements of this clause (e) and otherwise be in a form reasonably satisfactory to the Company (collectively, the "Debt Transaction Documents"). Parent will consult with the Company regarding the timing of any Debt Offer conducted by the Company in light of the regular financial reporting schedule of the Company and the requirements of applicable Law. The Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions (including (i) taking all corporate action reasonably necessary to authorize the execution and delivery of any Debt Transaction Documents to be entered into prior to Closing (such corporate action, execution and delivery not to be unreasonably withheld, delayed or conditioned), (ii) delivering any certificate, document or instrument reasonably required by the Depository Trust Company or any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any consent solicitation that is part of any Debt Offer, and (iii) to the extent required by the policies or procedures of the Depository Trust Company in connection with any consent solicitation that is part of any Debt Offer, the Company conducting any such consent solicitation); provided, that (1) such cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries, (2) the effectiveness of any such Debt Transaction with respect to the Existing Term Loan and the closing of any such Debt Transaction with respect to the 2017 Private Placement Notes, 2020 Private Placement Notes or any of the Senior Notes shall be expressly conditioned on the Closing, (3) the Company and its Subsidiaries shall not be required in connection with any Debt Transaction to pay any fees or reimburse any expenses prior to the Closing for which it has, upon written request to Parent, not received prior reimbursement by or on behalf of Parent, and (4) such Debt Transaction shall be conducted in compliance with applicable Law, including applicable SEC rules and regulations, and the terms and conditions of the Existing Note Purchase Agreement, the Existing Term Loan or the Existing Senior Notes Indenture, as applicable. It is understood and agreed that a failure to obtain the amendments or consummate any offer or consent solicitation contemplated by the Debt Transactions (as described above) shall not constitute a failure by the Company to satisfy its obligations under this Section 8.05(e).

             (ii)  Following the commencement of any Debt Transaction, the Company shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of such Debt Transaction, unless such change is previously approved by Parent in writing (such consent not to be unreasonably withheld or delayed) or required by applicable Law or the terms and conditions of the Existing Note Purchase Agreement, Existing Term Loan or the Existing Senior Notes Indenture, as applicable. The Company shall, and shall cause its Subsidiaries to, waive any of the conditions to such Debt Transaction (other than that the Closing shall have occurred and that there shall be no Law, injunction or other legal restraint prohibiting such waiver or consummation of such Debt Transaction) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to such Debt Transaction other than as agreed in writing between Parent and the Company.

            (iii)  Parent shall keep the Company reasonably informed, on a reasonably current basis, as to the status of communications with the holders of the 2017 Private Placement Notes, 2020 Private Placement Notes, Senior Notes or the agent or lenders under the Existing Term Loan in connection with any Debt Transaction.

            (iv)  The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the Company Credit Facilities and any other indebtedness of the Company to be paid off, discharged and terminated on the Closing Date, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent (x) at least ten (10) Business Days prior to the Closing Date, a draft payoff letter with respect to the Company Credit Facilities and any other indebtedness of the Company to be paid off, discharged and terminated on the Closing Date and (y) at least three (3) Business Days prior to the Closing Date, an executed payoff letter with respect to each of the Company Credit Facilities (the "Payoff Letters") and any other indebtedness of the Company to be paid off, discharged and terminated on the Closing Date, in each case in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Company Credit Facilities or any other indebtedness of the Company to be paid off, discharged and terminated on the Closing Date relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated. The obligations of the Company pursuant to this Section 8.05(e)(iv) shall be subject to Parent providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time. For purposes of this Section 8.05(e)(iv), upon the receipt of a written notice from Parent to the Company at least fifteen (15) Business Days prior to the Closing Date, the Existing Term Loan shall be deemed one of the Company Credit Facilities.

        Section 8.06    Public Announcements.     The initial press release with respect to the execution of this Agreement and the transactions contemplated hereby shall be a joint press release in a form reasonably acceptable to Parent and the Company. Thereafter, Parent and the Company (unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 8.03) will use their respective reasonable best efforts to consult with the other Party before (a) participating in any media interviews, (b) engaging in meetings or calls with analysts, institutional investors or other similar Persons or (c) providing any statements (including press releases) which are public, in any such case to the extent relating to the transactions contemplated hereby (a "Public Statement") except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 8.03. Prior to the Closing, Parent and the Company shall use commercially reasonable efforts to cooperate with respect to material communication plans to employees and other service providers and customers, suppliers and distributors of the Company and its Subsidiaries related to the transactions contemplated hereby. In addition, Parent and the Company (unless the Company Board has made a Company Adverse Recommendation Change in accordance with Section 8.03) agree to cause their respective directors and executives officers to refrain from taking any position in any such Public Statement that is, without limiting the obligations set forth in Section 8.03, (x) contrary to the positions previously taken by Parent and the Company with respect to this Agreement and the transactions contemplated hereby, including the Mergers, or (y) reasonably likely to have a significant, adverse impact on the ability of the Parties to consummate the transactions contemplated hereby. None of the limitations set forth in this Section 8.06 shall apply to any disclosure of any information concerning this Agreement or the transactions contemplated by this Agreement (i) which Parent or the Company deems appropriate in its reasonable judgment, in light of its status as a publicly owned company, including to securities analysts and institutional investors and in press interviews; and (ii) in connection with any dispute between the Parties regarding this Agreement or the transactions contemplated by this Agreement.

        Section 8.07    Notices of Certain Events; Regulatory Matters.

          (a)   Prior to the First Effective Time, each of the Company and Parent shall promptly notify and provide copies to the other of:

              (i)  any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement if the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, as the case may be;

             (ii)  any written notice or other communication from any Governmental Authority or securities exchange in connection with the Mergers or the other transactions contemplated by this Agreement if the subject matter of such communication could be material to the Company, the Surviving Company or Parent;

            (iii)  any Proceedings commenced or, to its knowledge, threatened against, such Party that relate to the consummation of the Mergers or the other transactions contemplated by this Agreement or that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to such Party's representations and warranties; and

            (iv)  the occurrence of any event which would or would be reasonably likely to (A) result in a Company Material Adverse Effect or a Parent Material Adverse Effect or (B) result in the failure of any condition to the Mergers set forth in Article 9 to be satisfied.

          (b)   Prior to the First Effective Time, the Company shall promptly notify Parent of any material written correspondence to or from the FDA or any other Healthcare Regulatory Authority with respect to (i) the receipt of any FDA 483 observations or substantially equivalent notices involving any facility of the Company or its Subsidiaries, (ii) the recall, correction, removal, market withdrawal or replacement of any Company Product that is material to the Company and its Subsidiaries, taken as a whole, (iii) a change in the marketing classification or a change in the labelling of any Company Product, the effect of which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (iv) a non-substantial equivalence determination or denial of market approval by any U.S. Governmental Authority of a Company Product or a non-substantial equivalence determination or denial of market approval by any non-U.S. Governmental Authority of a Company Product that is material to the Company and its Subsidiaries, taken as a whole, (v) the mandatory or voluntary termination, enjoinment or suspension of the testing, manufacturing, marketing, export, import, or distribution of any Company Product that is material to the Company and its Subsidiaries, taken as a whole or (vi) a non-coverage determination by the Centers for Medicare and Medicaid Services or any other third-party payor with respect to any Company Product, the effect of which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

          (c)   The delivery of any notice pursuant to this Section 8.07 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (ii) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

        Section 8.08    Access to Information.

          (a)   Upon reasonable notice, and subject to applicable Law, the Company shall (and shall cause its Subsidiaries to) afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable prior notice to the Company during the period prior to the First Effective Time, to all its and its Subsidiaries' properties, books, Contracts, commitments, records, officers and employees (other than any of the foregoing to the extent related to the negotiation and execution of this Agreement, or, without limiting Section 8.03, to any Company Acquisition Proposal or any other transactions potentially competing with or alternative to the Mergers or proposals from other parties relating to any competing or alternative transactions) and, during such period as Parent may from time to time reasonably request, and during such period the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be obligated to provide such access or information to the extent the Company determines, in its reasonable judgment, that (i) any Law applicable to the Company (including any Competition Law) requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) such disclosure would result in disclosure of any trade secrets of Third Parties, (iii) disclosure of any such information or document could result in the loss of attorney-client or other legal privilege (provided, that the Company shall, and shall cause its counsel to, use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege) or (iv) disclosure of any such information would expose the Company to material risk of liability for disclosure of sensitive or personal information; provided, however, that with respect to clauses (i) through (iv) of this Section 8.08(a), the Company shall use its commercially reasonable efforts to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company. All requests for information made pursuant to this Section 8.08(a) shall be directed to a Person designated by the Company. Subject to the Confidentiality Agreement, Parent will be permitted to disclose such information to any Financing Source Parties or prospective financing sources that are or may become parties to the Financing (and, in each case, to their respective counsel and auditors) so long as such information is furnished by Parent subject to customary confidentiality undertakings in connection with the Financing.

          (b)   With respect to the information disclosed pursuant to this Agreement, each of Parent and the Company shall comply with, and shall cause such Party's Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

        Section 8.09    Section 16 Matters.     Prior to the First Effective Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Shares (including derivative securities with respect to Company Shares) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act, to the extent permitted by applicable Law.

        Section 8.10    Stock Exchange De-listing; 1934 Act Deregistration.     Parent shall use its reasonable best efforts to cause the Company Shares to be de-listed from the NYSE and de-registered under the 1934 Act as soon as reasonably practicable following the First Effective Time. The Company shall reasonably cooperate with Parent in connection with the actions contemplated by this Section 8.10.

        Section 8.11    Shareholder Litigation.     Each Party hereto shall promptly notify the other Parties hereto in writing of any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement that is brought (or, to the knowledge of such Party, threatened in writing) against such Party and/or its directors (any such litigation relating to the Company and/or directors of the Company, a "Company Transaction Litigation") and shall keep such other Parties reasonably informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any Company Transaction Litigation brought by or on behalf of shareholders against the Company and/or any of its directors, and the Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Company Transaction Litigation, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). Without limiting in any way the Parties' obligations under Section 8.01, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 8.11.

        Section 8.12    Tax Cooperation.     Each of Parent and the Company shall use its reasonable best efforts to (i) cause the Mergers, taken together, to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, (ii) obtain the Tax opinions described in Section 9.02(e) and Section 9.03(e), respectively, and (iii) execute and deliver to counsel for Parent and the Company the certificates referred to in Section 9.02(e) and Section 9.03(e), and to cause the statements therein to continue to be true and correct at all relevant times.

 ARTICLE 9

CONDITIONS TO THE MERGERS

        Section 9.01    Conditions to Obligations of Each Party.     The obligations of Parent, Merger Sub 1, Merger Sub 2 and the Company to consummate the Mergers are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent and the Company):

          (a)    Shareholder Approval.    The Company shall have obtained the Company Shareholder Approval.

          (b)    NYSE Listing.    The Parent Shares to be issued as part of the Merger Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (c)    Statutes and Injunctions.    No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued by any Governmental Authority that prohibits, enjoins, or makes illegal the consummation of either of the Mergers or the Parent Share Issuance.

          (d)    Registration Statement.    The Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order that is in effect or pending Proceedings seeking a stop order.

          (e)    Governmental Consents.    (i) The waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and (ii) all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each other applicable Competition Law relating to the transactions contemplated by this Agreement that are set forth on Section 9.01(e) of the Company Disclosure Letter shall have been made, expired, terminated or obtained, as the case may be.

        Section 9.02    Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2.     The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate the Mergers are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent):

          (a)   the Company shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing;

          (b)   (i) the representations and warranties of the Company contained in the first sentence of Section 4.01 (Corporate Existence and Power), Section 4.02(a) (Corporate Authorization), Section 4.05 (Capitalization) (other than the second and third sentences of Section 4.05), Section 4.21 (Finders' Fees), and Section 4.23 (Antitakeover Statutes) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct in all material respects only at and as of such time), (ii) the representations and warranties of the Company contained in the second and third sentences of Section 4.05 (Capitalization) shall be true and correct, except where the failure to be true and correct, individually or in the aggregate, is a de minimis inaccuracy and (iii) all other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct in all respects (disregarding all materiality and Company Material Adverse Effect qualifiers contained therein), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects (disregarding all materiality and Company Material Adverse Effect qualifiers contained therein) only at and as of such time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

          (c)   since the date of this Agreement, there shall not have been any effect, change, condition, occurrence or event that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

          (d)   Parent shall have received a certificate signed by an executive officer of the Company certifying that each of the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c) has been satisfied; and

          (e)   Parent shall have received the opinion of nationally recognized outside counsel, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, the Company, Merger Sub 1 and Merger Sub 2, reasonably satisfactory in form and substance to such counsel.

        Section 9.03    Conditions to the Obligations of the Company.     The obligation of the Company to consummate the Mergers is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company):

          (a)   each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing;

          (b)   (i) the representations and warranties of Parent contained in the first sentence of Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.05(a) (Capitalization) (other than the second and third sentences of Section 5.05(a)) and Section 5.18 (Finders' Fees) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct in all material respects only at and as of such time), (ii) the representations and warranties of Parent contained in the second and third sentences of Section 5.05(a) (Capitalization) shall be true and correct, except where the failure to be true and correct, individually or in the aggregate, is a de minimis inaccuracy, and (iii) all other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto shall be true and correct in all respects (disregarding all materiality and Parent Material Adverse Effect qualifiers contained therein), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects (disregarding all materiality and Parent Material Adverse Effect qualifiers contained therein) only at and as of such time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

          (c)   since the date of this Agreement, there shall not have been any effect, change, condition, occurrence or event that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

          (d)   the Company shall have received a certificate signed by an executive officer of Parent certifying that each of the conditions set forth in Section 9.03(a), Section 9.03(b) and Section 9.03(c) has been satisfied; and

          (e)   the Company shall have received the opinion of nationally recognized outside counsel, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, the Company, Merger Sub 1 and Merger Sub 2, reasonably satisfactory in form and substance to such counsel.

ARTICLE 10

TERMINATION

        Section 10.01    Termination.     This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time, whether before or after the Company Shareholder Approval has been obtained (except as otherwise stated below):

          (a)   by mutual written consent of the Company and Parent;

          (b)   by either the Company or Parent:

              (i)  if the First Merger is not consummated on or before April 27, 2017 (as such date may be extended pursuant to the immediately succeeding proviso, the "End Date"); provided, however, that if on the End Date, any of the conditions to Closing set forth in (x) Section 9.01(c) (if the reason for the failure of such condition is an Order under any Competition Law) or (y) Section 9.01(e) shall not have been satisfied but all other conditions to Closing set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their nature can only be satisfied on the Closing Date; provided, that such conditions are reasonably capable of being satisfied), then the End Date shall be extended, if Parent or the Company notifies the other Party in writing on or prior to the End Date, to July 27, 2017; provided, however, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to a Party if the failure of the Closing to have occurred by the End Date was due to the failure of such Party to perform any of its obligations under this Agreement or due to the breach by such Party of its representations and warranties set forth in this Agreement;

             (ii)  if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Mergers or the Parent Share Issuance and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available to a Party if such Order was due to the failure of such Party to perform any of its obligations under this Agreement or due to the breach by such Party of its representations and warranties set forth in this Agreement; or

            (iii)  if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholder Meeting (including any postponement or adjournment thereof) duly convened therefor;

          (c)   by Parent:

              (i)  if a Company Adverse Recommendation Change shall have occurred; or

             (ii)  if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.02(a) or 9.02(b) and (B) is incapable of being cured by the End Date or, if capable of being cured by the End Date, the Company shall not have commenced good-faith efforts to cure the breach or failure to perform within thirty (30) calendar days following (or the breach or failure to perform is not cured within sixty (60) calendar days following) receipt by the Company of written notice from Parent of such breach or failure to perform; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.03(a) or 9.03(b);

          (d)   by the Company:

              (i)  if Parent shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.03(a) or 9.03(b) and (B) is incapable of being cured by the End Date or, if capable of being cured by the End Date, Parent shall not have commenced good-faith efforts to cure the breach or failure to perform within thirty (30) calendar days following (or the breach or failure to perform is not cured within sixty (60) calendar days following) receipt by Parent of written notice from the Company of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.02(a) or 9.02(b); or

             (ii)  prior to the Company Shareholder Approval, if (A) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 8.03, (B) substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for such Company Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 10.03.

        The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.

        Section 10.02    Effect of Termination.     In the event of the termination of this Agreement in compliance with Section 10.01, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any shareholder or Representative of such Party), other than Section 8.05(c), this Section 10.02, Section 10.03, and Article 11 (and the definitions used in each such section), all of which shall survive such termination; provided, however, that nothing in this Section 10.02 shall relieve any Party from liability for any fraud or knowing, material and intentional breach of this Agreement, subject to Section 10.03(c). No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

        Section 10.03    Termination Fees.

          (a)   In the event that this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) (or, at the time that this Agreement is terminated, Parent had the right to terminate this

  Agreement pursuant to Section 10.01(c)(i)) or by the Company pursuant to Section 10.01(d)(ii), then at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(ii), or within two Business Days following such termination in the case of a termination pursuant to Section 10.01(c) (i) (or if such termination occurred at a time that Parent had the right to terminate this Agreement pursuant to Section 10.01(c)(i)), the Company shall pay, by wire transfer of immediately available funds, to Parent a fee in the amount of $685,000,000 (the "Company Termination Fee").

          (b)   In the event that this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), or by Parent pursuant to Section 10.01(c)(ii) due to a breach or failure to perform of covenants or agreements set forth in this Agreement, and (i) at any time after the date of this Agreement and prior to such termination (in the case of a termination pursuant to Section 10.01(b)(i) or Section 10.01(c)(ii)) or prior to the completion of the Company Shareholder Meeting (including any adjournment or postponement thereof) (in the case of a termination pursuant to Section 10.01(b)(iii)), a Company Acquisition Proposal shall either (x) have been made or communicated to the Company Board (in the case of a termination pursuant to Section 10.01(c)(ii) due to a breach or failure to perform of covenants or agreements set forth in this Agreement or a termination pursuant to Section 10.01(b)(i)) and not withdrawn without qualification prior to such termination (provided, that, in the case of a breach or failure to perform a covenant or agreement set forth in this Agreement, such withdrawal shall have taken place prior to such breach or failure) or (y) have been publicly announced or publicly made known and not publicly withdrawn without qualification (1) prior to such termination (in the case of a termination pursuant to Section 10.01(b)(i)), (2) prior to the Company Shareholder Meeting (including any adjournment or postponement thereof) (in the case of a termination pursuant to Section 10.01(b)(iii)) or (3) prior to such breach or failure to perform (in the case of a termination pursuant to Section 10.01(c)(ii) due to a breach or failure to perform of covenants or agreements set forth in this Agreement) and (ii) within twelve months after such termination, the Company shall have entered into a definitive agreement with respect to any Company Acquisition Proposal, or any Company Acquisition Proposal shall have been consummated (in each case, whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal made, communicated or publicly made known or publicly announced), then, in any such event, the Company shall pay, by wire transfer of immediately available funds, to Parent the Company Termination Fee on the earlier to occur of the Company's entry into an agreement with respect to such Company Acquisition Proposal or the consummation of such Company Acquisition Proposal; provided, however, that for purposes of the definition of "Company Acquisition Proposal" in this Section 10.03(b), references to "15%" shall be replaced by "50%."

          (c)   Notwithstanding anything in this Agreement to the contrary, in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 10.03(a) or Section 10.03(b), other than with respect to claims for, or arising out of or in connection with fraud or knowing, intentional and material breach of any covenant in this Agreement, payment of the Company Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent, its stockholders and their respective Representatives against the Company and its Representatives for any loss suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company or its Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Mergers or transactions contemplated by this Agreement except as specified above. Any Termination Fee paid by the Company to Parent pursuant to this Agreement shall be offset against any award for damages awarded to Parent pursuant to any claim based on fraud or knowing, intentional and material breach of this Agreement. Nothing in this Section 10.03(c) shall modify Section 11.04.

          (d)   The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 10.03, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for any amount due pursuant to this Section 10.03, the Company shall pay Parent its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 10.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company Termination Fee be payable more than once.

ARTICLE 11

MISCELLANEOUS

        Section 11.01    No Survival of Representations and Warranties.     None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the First Effective Time. This Section 11.01 shall not limit Section 10.02, Section 10.03 or any covenant or agreement of the Parties which by its terms contemplates performance after the First Effective Time.

        Section 11.02    Amendment and Modification.     Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company or Parent contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under applicable Law without such approval having first been obtained; provided further that, no amendment to or waiver of any DFS Provision that is materially adverse to the Financing Source Parties shall be effective without the written consent of the Financing Source Parties.

        Section 11.03    Extension; Waiver.     At any time prior to the First Effective Time, subject to applicable Law, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first proviso of Section 11.02, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the shareholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

        Section 11.04    Expenses.     Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. Except as otherwise provided herein, all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) payable by the Company or any of its Subsidiaries in connection with the Mergers (including any real property transfer tax and any similar Tax) shall be paid by the Surviving Company (or the applicable Subsidiary of the Surviving Company) when due, without deduction from any amounts payable to holders of Company Shares or Company

Share Awards pursuant to this Agreement, and the Surviving Company (or the applicable Subsidiary of the Surviving Company) shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, provided that if any such Tax Returns are required or permitted to be filed on or before the First Effective Time, the Company and Parent shall cooperate in the preparation, execution and filing of all such Tax Returns.

        Section 11.05    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.05):

    if to Parent, Merger Sub 1 or Merger Sub 2, to:

      Abbott Laboratories
      100 Abbott Park Road, D-364
      Abbott Park, Illinois 60064-3500
      Attention:        Executive Vice President, General Counsel and Secretary
      Facsimile:        (224) 667-3966

    with a copy (which shall not constitute notice) to:

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, New York 10019
      Attention:        Edward D. Herlihy
                                David K. Lam
                                Victor Goldfeld
      Facsimile:        (212) 403-2000

      if to the Company, to:

      St. Jude Medical, Inc.
      One St. Jude Medical Drive
      St. Paul, MN 55117
      Attention:        General Counsel
      Facsimile:        (651) 756-2156

    with a copy (which shall not constitute notice) to:

      Gibson, Dunn & Crutcher LLP
      1881 Page Mill Road
      Palo Alto, CA 94304
      Attention:        Joseph M. Barbeau
                                Dennis J. Friedman
                                Christopher D. Dillon
      Facsimile:        (650) 849-5094

        Section 11.06    Counterparts.     This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

        Section 11.07    Entire Agreement; Third Party Beneficiaries.     This Agreement (including the Exhibits and Schedules hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof (provided that any provisions of the Confidentiality Agreement conflicting with this Agreement or the transactions contemplated hereby shall be superseded by this Agreement) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, that notwithstanding the foregoing clause (b), following the First Effective Time, (i) the provisions of Section 7.04 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her representatives, (ii) the right of the Company's shareholders to receive the Merger Consideration shall be enforceable by such holders, (iii) the rights of the holders of Company Options, Company RSU Awards and Company Restricted Share Awards to receive such amounts as provided for in Section 2.12 shall be enforceable by such holders and (iv) the provisions of Section 8.05(c) shall be enforceable by each Party entitled to reimbursement and indemnification thereunder; provided, further that the Financing Source Parties shall be express third-party beneficiaries with respect to the last proviso of Section 11.02, this proviso in this Section 11.07, Section 11.10(b), Section 11.11(c), Section 11.12 and Section 11.13 (collectively, the "DFS Provisions").

        Section 11.08    Severability.     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 11.09    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, that, with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), Parent may designate, prior to the First Effective Time, another wholly owned Subsidiary to be a Party to the Mergers in lieu of Merger Sub 1 and/or Merger Sub 2, in which event all references herein to Merger Sub 1 and/or Merger Sub 2, as applicable, shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub 1 and/or Merger Sub 2, as applicable, as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub 1 and/or Merger Sub 2, as applicable, as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation (with such modifications as necessary to reflect any different organizational form of such other Subsidiary); provided further, that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other Party hereto or due to Parent or such other Subsidiary. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

        Section 11.10    Governing Law.     This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Laws of any other jurisdiction, except that, notwithstanding the foregoing , (a) the interpretation of the duties of directors of the Company and, to the extent required by the Laws of the State of Minnesota, the Mergers shall be governed and construed in accordance with the Laws of the State of Minnesota without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Laws of any other jurisdiction and (b) subject in all respects to the provisions of any other agreement (including any commitment letter or definitive agreement relating to any Financing) between any Financing Source Party and any Party hereto, all matters relating to any action or claim against any Financing Source Party, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in any way relating to the Financing Commitment Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

        Section 11.11    Enforcement; Exclusive Jurisdiction.

          (a)   The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

          (b)   In addition, each of the Parties hereto (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, any federal court located in the State of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial Proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, any federal court located in the State of Delaware), and (iv) consents to service of process being made through the notice procedures set forth in Section 11.05.

          (c)   Notwithstanding anything to the contrary in this Agreement, each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law jurisdiction is vested in the Federal courts, the U.S. District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

        Section 11.12    Waiver of Claims Against Financing Source Parties.     The Company agrees, on behalf of itself and its Affiliates, that none of the Financing Source Parties shall have any liability to the Company or its Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the financing of the transactions contemplated by this Agreement, whether at law or equity, in contract, in tort or otherwise, and that neither the Company nor any of its Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Parties under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Financing Source Parties in respect of financing the transactions contemplated by this Agreement.

        Section 11.13    WAIVER OF JURY TRIAL.     EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

[Remainder page intentionally left blank; signature page follows.]

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Abbott Laboratories
By:	/s/ BRIAN B. YOOR
	Name:	Brian B. Yoor
	Title:	Senior Vice President, Finance and Chief Financial Officer
St. Jude Medical, Inc.
By:	/s/ JOHN C. HEINMILLER
	Name:	John C. Heinmiller
	Title:	Executive Vice President
Vault Merger Sub, Inc.
By:	/s/ BRIAN B. YOOR
	Name:	Brian B. Yoor
	Title:	President
Vault Merger Sub, LLC
By:	/s/ BRIAN B. YOOR
	Name:	Brian B. Yoor
	Title:	President

 LIST OF OMITTED SCHEDULES

        The following is a list of the contents of the confidential disclosure letters to the merger agreement, omitted pursuant to Rule 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of the omitted disclosure letters or any similar attachment to the Commission upon request.

Abbott Disclosure Letter

Section 1.01(a)	Knowledge
Section 5.06	Subsidiaries
Section 5.07(c)	SEC Filings and the Sarbanes-Oxley Act
Section 5.18	Finders' Fees, etc.
Section 7.01	Conduct of Parent

St. Jude Medical Disclosure Letter

Section 1.01(a)	Knowledge
Section 4.01	Corporate Existence and Power
Section 4.03	Governmental Authorization
Section 4.04	Non-contravention
Section 4.05	Capitalization
Section 4.06	Subsidiaries
Section 4.07	SEC Filings and Sarbanes-Oxley Act
Section 4.10	Absence of Certain Changes
Section 4.13	Litigation
Section 4.15	Intellectual Property
Section 4.16	Taxes
Section 4.17	Employees and Employee Benefit Plans
Section 4.19	Healthcare Regulatory Matters
Section 4.20	Material Contracts
Section 6.01	Conduct of the Company
Section 7.04(c)	Premium Cap
Section 7.06(a)	Additional Covenants Regarding Annual Bonus Programs
Section 7.06(a)	Administration of Certain Severance Agreements
Section 9.01(e)	Governmental Consents

Annex B

PROPOSED AMENDMENTS TO THE
ARTICLES OF INCORPORATION AND BYLAWS OF
ST. JUDE MEDICAL, INC. TO DECLASSIFY THE BOARD OF DIRECTORS

  Articles of Incorporation

       Article IX, Section 2 of St. Jude Medical, Inc.'s Articles of Incorporation, as amended, is hereby amended and restated to read in its entirety as follows:

  "Section 2. Commencing with the 2017 Annual Meeting of Shareholders, directors shall be elected annually for terms expiring at the next annual meeting of shareholders, except that any director at the 2017 Annual Meeting of Shareholders whose term expires at the 2018 Annual Meeting of Shareholders or the 2019 Annual Meeting of Shareholders shall continue to hold office until the end of the term for which such director was elected. From and after the 2019 Annual Meeting of Shareholders, all directors will stand for election annually. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve until the next annual meeting of shareholders. All directors shall continue in office until the election and qualification of their respective successors in office. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director."

       Article IX, Section 8 of St. Jude Medical, Inc.'s Articles of Incorporation, as amended, is hereby amended and restated to read in its entirety as follows:

  "Section 8. Notwithstanding any other provision of these Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Articles of Incorporation, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock (as defined in Article XIII hereof), voting together as a single class, shall be required to alter, amend or repeal Section 3 of this Article IX.

  Bylaws

       Section 2(b) of Article II of St. Jude Medical, Inc.'s Bylaws, as amended, is hereby amended and restated to read in its entirety as follows:

       "(b) Commencing with the 2017 Annual Meeting of Shareholders, directors shall be elected annually for terms expiring at the next annual meeting of shareholders, except that any director at the 2017 Annual Meeting of Shareholders whose term expires at the 2018 Annual Meeting of Shareholders or the 2019 Annual Meeting of Shareholders shall continue to hold office until the end of the term for which such director was elected. From and after the 2019 Annual Meeting of Shareholders, all directors will stand for election annually. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve until the next annual meeting of shareholders. All directors shall continue in office until the election and qualification of their respective successors in office. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director."

B-1

Annex C

 PROPOSED AMENDMENTS TO THE BYLAWS OF ST. JUDE MEDICAL, INC.
TO IMPLEMENT PROXY ACCESS

BYLAWS
9 OF
ST. JUDE MEDICAL, INC.

ARTICLE I

Shareholders

       Section 1.        The shareholders of this corporation shall hold an annual meeting in each calendar year at such time and place, within or without the state of Minnesota, as may be designated by the Board of Directors, for the purpose of electing directors, and for the transaction only of such other business as is properly brought before the meeting in accordance with these Bylaws; provided, however, that the interval between two consecutive annual meetings shall not be more than fourteen (14) months nor less than ten (10) months. A notice setting out the time and place of the annual meeting shall be mailed by the secretary of the corporation, or his delegate, postage prepaid, to each shareholder of record at his address as it appears on the records of the corporation, or, if no such address appears, at his last known place of residence, at least ten (10) days prior to said annual meeting, but any shareholder may waive such annual notice by a signed waiver in writing.

       Section 2.        At the annual meeting, the shareholders shall elect directors of the corporation and shall transact such other business as may properly come before them. To be properly brought before the meeting, the nomination of directors for election at an annual meeting must be made pursuant to Section 3 of Article II or Section 6 of this Article I. To be properly brought before the meeting, business other than the election of directors must be of a nature that is appropriate for consideration at an annual meeting and must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, ~~or~~ (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a shareholder. In addition to any other applicable requirements, for such business to be properly brought before the annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, each such notice must be ~~given, either by personal delivery or by United States mail, postage prepaid, to~~delivered to, or mailed and received by, the secretary of the corporation, not less than fifty (50) days nor more than seventy-five (75) days prior to the meeting; provided, however, that in the event that less than sixty (60) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. Each such notice to the secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (w) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (x) the name and address of record of the shareholder proposing such business, (y) the class or series (if any) and number of shares of the corporation which are owned by the shareholder, and (z) any material interest of the shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be transacted at the annual meeting except in accordance with the procedures set forth in this Article; provided, however, that nothing in this Article shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting, in accordance with these Bylaws.

       Section 3.        Special meetings of the shareholders may be called for any purpose or purposes at any time, by:

       (a)  The chief executive officer;

       (b)  The chief financial officer:

       (c)  Two or more directors;

       (d)  A shareholder or shareholders holding ten percent or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25 percent or more of the voting power of all shares entitled to vote.

       Such meeting shall be called by mailing a notice thereof as above provided in the case of the annual meeting of shareholders, which notice shall state the purpose or purposes of the meeting.

       Section 4.        At any shareholders' meeting, each shareholder shall be entitled to one (1) vote for each share of common stock standing in his name on the books of the corporation as of the record date. Any shareholder may vote either in person or by proxy. The presence in person or by proxy of the holders of a majority of the shares of common stock entitled to vote at any shareholders' meeting shall constitute a quorum for the transaction of business. If no quorum is present at any meeting, the shareholders present in person or by proxy may adjourn the meeting to such future time as they shall agree upon without further notice other than by announcement at the meeting at which such adjournment is taken.

       Section 5.        At any shareholders' meeting for which there is a quorum present, the shareholders may conduct such business as may be on the agenda or otherwise proposed for such meeting, or any part of such business in the case of an adjournment. All or any part of the business not conducted at the initial meeting of shareholders may be conducted at any adjournments thereof, including any specific proposals on the agenda for such initial meeting for which there was no final disposition. A meeting of the shareholders at which there is a quorum can be adjourned as to all or part of the matters to be considered at the meeting upon motion by the person presiding at such meeting and by a majority vote of shares represented in person or by proxy at such meeting. Such adjournment shall be until a specific time and place, and the time and place for the reconvened meeting shall be announced at the meeting and reflected in the minutes thereof. In addition, if the adjourned date is less than ten (10) days after the date of the meeting at which an adjournment proposal was passed, a public announcement shall be made by the corporation as to the time and place for the reconvened meeting; or, if the adjourned date for the reconvened meeting is ten (10) days or more after the date of the meeting at which the adjournment proposal was passed, notice of the time and place of the reconvened meeting shall be sent by first class mail to all shareholders of record at least ten (10) days prior to such reconvened meeting.

       Section 6.        (a) Whenever the corporation solicits proxies with respect to the election of directors at an annual meeting of shareholders, subject to the provisions of this Section 6, the corporation shall (i) include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board of Directors or any committee thereof, the name, together with the Required Information (as defined below), of any person nominated for election (the "Shareholder Nominee") to the Board of Directors by a shareholder or group of no more than twenty (20) shareholders that satisfies (or, in the case of a group of shareholders, collectively and individually satisfy) the requirements of this Section 6 (such individual shareholder or shareholder group, including each member thereof, to the extent the context requires, the "Eligible Shareholder"), and who expressly elects at the time of providing the notice required by this Section 6 (the "Section 6 Notice") to have its nominee included in the corporation's proxy materials pursuant to this Section 6 and (ii) permit the corporation's shareholders to vote upon each such Shareholder Nominee, in addition to individuals nominated by the Board of Directors, in connection with such meeting.

       (b)  For purposes of this Section 6, the "Required Information" that the corporation will include in its proxy statement is (i) the information provided to the secretary of the corporation concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by these Bylaws, by the corporation's Articles of Incorporation or by applicable stock exchange listing standards; and (ii) if the Eligible Shareholder so elects, a written statement, not to exceed 500 words, in support of the Shareholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 6, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes (i) would violate any applicable law or regulation, (ii) is materially false or misleading, or

(iii) directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person. Nothing in this Section 6 shall limit the corporation's ability to solicit against and include in its proxy statement its own statements relating to any Shareholder Nominee and any Eligible Shareholder.

       (c)  To be timely, the Section 6 Notice must be delivered to, or mailed to and received by, the secretary of the corporation no earlier than one hundred fifty (150) days and no later than one hundred twenty (120) days before the anniversary of the date that the corporation issued its proxy statement for the previous year's annual meeting of shareholders. In no event will an adjournment or postponement of an annual meeting of shareholders or the announcement thereof commence a new time period for the giving of a Section 6 Notice as provided herein.

       (d)  The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in the corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed 25% of the number of directors in office as of the last day on which a Section 6 Notice may be delivered pursuant to and in accordance with this Section 6 (the "Final Proxy Access Nomination Date"), or if such amount is not a whole number, the closest whole number below 25% (the "Maximum Number"). In the event that one or more vacancies for any reason occurs on the board after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board of Directors resolves to reduce the size of the board in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced. The following persons shall be considered Shareholder Nominees for purposes of determining when the Maximum Number of Shareholder Nominees provided for in this Section 6(d) has been reached: (i) any director currently serving on the Board of Directors as a result of being elected pursuant to this Section 6, where the term of that director extends past the election of directors for which the corporation is soliciting proxies; (ii) any Shareholder Nominee who is subsequently withdrawn; and (iii) any Shareholder Nominee whom the Board of Directors decides to nominate for election at such annual meeting. Any Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 6 shall rank such Shareholder Nominees based on the order that the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in the corporation's proxy statement in the event that the total number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 6 exceeds the Maximum Number of nominees provided for in this Section 6(d). In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 6 exceeds the Maximum Number of nominees provided for in this Section 6(d), the highest ranking Shareholder Nominee who meets the requirements of this Section 6 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of common stock of the corporation each Eligible Shareholder disclosed as owned in its respective Section 6 Notice submitted to the corporation. If the Maximum Number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 6 from each Eligible Shareholder has been selected, this process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached. Notwithstanding anything to the contrary contained in this Section 6, if the corporation receives notice pursuant to Section 3 of Article II that a shareholder intends to nominate for election at such meeting one or more nominees in a contested election, no Shareholder Nominees will be included in the corporation's proxy materials with respect to such meeting pursuant to this Section 6.

       (e)  For purposes of this Section 6, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of common stock of the corporation as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, convertible security, forward contract, swap, contract of sale, other derivative instrument or similar agreement, transaction, arrangement or understanding, entered into by such shareholder or any of its affiliates, whether any such instrument, agreement, transaction, arrangement or understanding is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the corporation, in any such case which instrument, agreement, transaction, arrangement or understanding has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such shareholder or affiliate (a "Derivative Interest"). A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on three (3) business days' notice, or (ii) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the corporation are "owned" for these purposes shall be determined by the Board of Directors or any committee thereof. For purposes of this Section 6, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the rules and regulations under the Exchange Act.

       (f)   In order to make a nomination pursuant to this Section 6, an Eligible Shareholder must have owned (as defined above) the Required Ownership Percentage (as defined below) of the corporation's outstanding common stock (the "Required Shares") continuously for the Minimum Holding Period (as defined below) as of both the date the Section 6 Notice is furnished in accordance with Section 6(c) of this Article I and the record date for determining the shareholders entitled to vote at the annual meeting and must continue to own the Required Shares through the meeting date. For purposes of this Section 6, the "Required Ownership Percentage" is 3% or more, and the "Minimum Holding Period" is three (3) years. Within the time period specified in Section 6(c) of this Article I for delivering the Section 6 Notice, an Eligible Shareholder must provide the following information in writing to the secretary of the corporation:

         (1)  one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven (7) calendar days prior to the date the Section 6 Notice is delivered to, or mailed to and received by, the secretary of the corporation, the Eligible Shareholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Shareholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date;

         (2)  a description of any agreement, arrangement or understanding (whether or not in writing) with respect to the nomination between such Eligible Shareholder and any other person, including, without limitation, any agreements that would be required to be described or reported pursuant to Item 5 or Item 6 of Schedule 13D under the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to the Eligible Shareholder), and the Eligible Shareholder's agreement that it shall notify the corporation in writing within five (5) business days after the record date for the annual meeting of any such agreement, arrangement or understanding in effect as of the record date for the annual meeting;

         (3)  a description of any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with such Shareholder Nominee's candidacy for director of the corporation or service or action as a director of the corporation, and the Eligible Shareholder's agreement that it shall notify the corporation in writing within five (5) business days after the record date for the annual meeting of any such agreement, arrangement or understanding in effect as of the record date for the annual meeting;

         (4)  a description of any Derivative Interest that has been entered into by or on behalf of such Eligible Shareholder (including the notional number of shares that are the subject thereof) and the Eligible Shareholder's agreement that it shall notify the corporation in writing within five (5) business days after the record date for the annual meeting of any Derivative Interest in effect as of the record date for the annual meeting;

         (5)  a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission (the "SEC") as required by Rule 14a-18 under the Exchange Act;

         (6)  the information, representations and agreements that are the same as those that would be required to be set forth in a shareholder's notice of nomination pursuant to Section 3 of Article II;

         (7)  the consent of each Shareholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected;

         (8)  a representation from each Shareholder Nominee that such Shareholder Nominee (A) understands his or her duties as a director under the Minnesota Business Corporation Act and agrees to act in accordance with those duties while serving as a director; (B) is not and shall not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a director of the corporation, will act or vote as a director on any issue or question; (C) if elected as a director of the corporation, shall comply with all applicable laws and stock exchange listing standards and the corporation's policies and guidelines applicable to directors; and (D) has provided and will continue to provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

         (9)  a representation that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder hereunder) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent; (B) presently intends to maintain qualifying ownership of the Required Shares through the date of the annual meeting; (C) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Shareholder Nominee or Shareholder Nominees being nominated pursuant to this Section 6; (D) has not violated the proxy solicitation rules promulgated under the Exchange Act directly or indirectly in connection with furnishing, or preparing to furnish, the Section 6 Notice; (E) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors; (F) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the corporation; (G) agrees to comply with all applicable laws and regulations applicable to the use, if any, of soliciting material; and (H) has provided and will continue to provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

         (10) an undertaking that the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the communications with shareholders of the corporation by the Eligible Shareholder, its affiliates and associates, or their respective agents or representatives, either before or after the furnishing of the Section 6 Notice, or out of the information that the Eligible Shareholder has provided or will provide to the corporation or filed or will file with the SEC; (B) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting, including without limitation Rule 14a-9 promulgated under the Exchange Act; (C) promptly provide to the corporation any solicitation or other communication with the corporation's shareholders relating to the annual meeting, one or more of the corporation's directors then in office or any Stockholder Nominee; (D) indemnify and hold harmless the corporation and each of its directors, officers, employees, agents, affiliates, control persons or other persons acting on behalf of the corporation individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers, employees, agents, affiliates, control persons or other persons acting on behalf of the corporation arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 6; and (E) promptly provide to the corporation such additional information as requested pursuant to this Section 6; and

         (11) any correction, update, supplement or recertification if and to the extent required under Section 6(i) of this Article I.

       (g)  At the request of the corporation, each Shareholder Nominee must submit to the secretary of the corporation all completed and signed questionnaires required of directors and officers of the corporation. The corporation may request such additional information as necessary to permit the Board of Directors to determine if each Shareholder Nominee is independent under the applicable stock exchange listing standards, any applicable rules of the SEC and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors.

       (h)  Each Shareholder Nominee must provide to the secretary of the corporation, within the time period specified in Section 6(c) of this Article I for delivering the Section 6 Notice, an irrevocable resignation from the Board of Directors that shall become effective upon a determination by the Board of Directors or any committee thereof that (i) the information provided to the corporation by the Shareholder Nominee pursuant to Section 6(f) of this Article I was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (ii) the Shareholder Nominee, or the Eligible Shareholder that nominated the Shareholder Nominee, shall have breached or failed to comply with its agreements, representations, undertakings and/or obligations owed to the corporation pursuant to these Bylaws.

       (i)   In the event that any information or communications provided by the Eligible Shareholder or the Shareholder Nominee to the corporation or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly (and in any event within 48 hours of discovering such defect) notify the secretary of the corporation of any defect in such previously provided information and of the information that is required to correct any such defect.

       (j)   The corporation shall not be required to include, pursuant to this Section 6, a Shareholder Nominee in its proxy materials for any meeting of shareholders:

         (1)  who is not independent under applicable stock exchange listing standards, any applicable rules of the SEC and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the corporation's directors, in each case as determined by the Board of Directors;

         (2)  whose election as a member of the Board of Directors would cause the corporation to be in violation of these Bylaws, the corporation's Articles of Incorporation, the rules and listing standards of the principal U.S. exchanges upon which the common stock of the corporation is traded, or any applicable state or federal law, rule or regulation;

         (3)  who is or has been, within the past three (3) years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

         (4)  who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted (including through a plea of nolo contendere) in such a criminal proceeding within the past ten (10) years;

         (5)  who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended;

         (6)  if such Shareholder Nominee or the applicable Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors or any committee thereof; or

         (7)  if the Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) or applicable Shareholder Nominee fails to comply with its obligations pursuant to this Section 6 or has breached any of their obligations under these Bylaws.

       (k)  Notwithstanding anything to the contrary set forth herein, the Board of Directors or the chairman of the meeting of shareholders shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder (or any member of any group of shareholders that together is such Eligible Shareholder) shall have breached its or their obligations under this Section 6, as determined by the Board of Directors or the chairman of the meeting or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting of shareholders to present any nomination pursuant to this Section 6.

       (l)   Whenever the Eligible Shareholder consists of a group of more than one shareholder, each provision in this Section 6 that requires the Eligible Shareholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each shareholder that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions. No person may be a member of more than one group of persons constituting an Eligible Shareholder with respect to any annual meeting.

       (m) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of shareholders but withdraws from or becomes ineligible or unavailable for election at the annual meeting will be ineligible to be a Shareholder Nominee pursuant to this Section 6 for the next two (2) annual meetings.

       (n)  This Section 6 provides the exclusive method for shareholders to include nominees for director in the corporation's proxy materials.

ARTICLE II

Directors

       Section 1.        The Board of Directors shall have the general management and control of all business and affairs of the corporation and shall exercise all the powers that may be exercised or performed by the corporation under the statutes, its Articles of Incorporation and its Bylaws.

       Section 2.    (a)    The Board of Directors shall consist of such number of directors, not less than three, the exact number to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the directors then in office.

       (b)  The Board of Directors shall be divided into three classes, with the term of office of one class expiring each year. At the Annual Meeting of Shareholders in 1986, two directors of the first class shall be elected to hold office for a term expiring at the 1987 Annual Meeting, two directors of the second class shall be elected to hold office for a term expiring at the 1988 Annual Meeting, and one director of the third class shall be elected to hold office for a term expiring at the 1989 Annual Meeting. Commencing with the Annual meeting of Shareholders in 1987, each class of directors whose term shall then expire shall be elected to hold office for a three-year term. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve for the remainder of the term of the director being replaced or, in the case of an additional director, for the remainder of the term of the class to which the director has been assigned. All directors shall continue in office until the election and qualification of their respective successors in office. When the number of directors is changed, any newly created directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, as to make all classes as nearly equal in number as possible. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

       (c)  Any director or directors may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock (as defined in Article XIII of the corporation's Articles of Incorporation), voting together as a single class.

       (d)  In the event that the Board of Directors increases the number of directors or fills a vacancy on the Board in accordance with the provisions of paragraph (b) of this Section 2, the Board of Directors shall give written notice to the shareholders of the corporation of any increase in the number of directors and of pertinent information regarding any director so elected by the Board to fill a vacancy. Such written notice shall be effected by inclusion of such information in the next mailing to shareholders of the corporation following any such increase in the number of directors or election of a director to fill a vacancy by the Board.

       (e)  A majority of the Board of Directors shall be comprised of Independent Directors. An "Independent Director" shall mean a director who:

         (1)  has not been employed by the corporation in an executive capacity within the last five years;

         (2)  is not, and is not affiliated with a company that is, an advisor or consultant to the corporation, or a significant customer or supplier of the corporation;

         (3)  has no personal services contract(s) with the corporation or the corporation's senior management;

         (4)  is not affiliated with a not-for-profit entity that receives significant contributions from the corporation;

         (5)  is not employed by a public company at which an executive officer of the corporation serves as a director;

         (6)  does not have a relationship described in 1 through 5 above with any affiliate of the corporation; and

         (7)  is not a member of the immediate family of any person described in 1 through 6 above.

       Section 3.        Subject to the rights of holders of any class or series of stock having a preference over the common shares as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or a committee to be appointed by the Board of Directors or by any shareholder entitled to vote generally in the election of directors. However, any shareholder entitled to vote generally in the election of directors may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been ~~given, either by personal delivery~~delivered to, or mailed and received by ~~United States mail, postage prepaid, to~~, the secretary of the corporation not less than fifty (50) nor more than seventy-five (75) days prior to the meeting; provided, however, that in the event that less than sixty (60) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of meeting was mailed or such public disclosure was made, whichever first occurs. Each such notice to the secretary shall set forth: (i) the name and address of record of the shareholder who intends to make the nomination; (ii) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee; (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (v) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (vi) the consent of each nominee to serve as a director of the corporation if so elected. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation.

The presiding officer of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

       Section 4.        The Board of Directors may meet regularly at such time and place as it shall fix by resolution, and no notice of regular meetings shall be required. Special meetings of the Board of Directors may be called by the chairman of the board, the chief executive officer, the president, or Chairperson of the Governance and Nominating Committee, or by any majority of directors by giving at least twenty-four (24) hours' notice to each of the other directors by mail, telephone, telegraph, or in person.

       Section 5.        A majority of the directors shall constitute a quorum for the transaction of business. Any act which might have been taken at a meeting of the Board of Directors may be taken without a meeting if authorized in a writing signed by all of the directors, and any such action shall be as valid and effective in all respects as if taken by the Board at a regular meeting.

       Section 6.        The Board of Directors shall fix and change, as it may from time to time determine, the compensation to be paid the president. The president shall fix and change the compensation to be paid the other officers of the corporation. See Article III.

       Section 7.        The Board of Directors may, by unanimous affirmative action of the entire Board of Directors designate two (2) or more of their number to constitute an Executive Committee which, to the extent determined by the Board, shall have and exercise the authority of the Board in the management of the business of the corporation. Such Executive Committee shall act only in the interval between meetings of the Board and shall be subject at all times to the control and direction of the Board.

ARTICLE III

Officers

       Section 1.        The officers of this corporation shall be a president, a chief executive officer, a treasurer, a secretary and such vice presidents and other officers as may from time to time be elected by the Board of Directors. If a Chairman of the Board of Directors is elected, he shall have the status of an officer of the corporation. All officers shall be elected by the Board of Directors and shall serve at the pleasure of the Board of Directors. Any two (2) of the offices, except those of the president and vice president, may be held by the same person.

       Section 2.        The president may fix and change, as he may from time to time determine, the compensation to be paid the officers, other than the president, and the employees of the corporation, subject to the power of the directors to fix and change the compensation of the officers.

       Section 3.        The vice president, or executive vice president if there is more than one, shall perform the duties and assume the responsibilities of the president in the absence or inability to act of the president. In case of death, resignation or permanent disability of the president, the executive vice president shall act as president until the Board of Directors designates such new president.

       Section 4.        The secretary shall keep a record of the minutes of the proceedings of meetings of directors and of shareholders, and shall give notice of such meetings as required in these Bylaws or by the Board of Directors.

       Section 5.        The treasurer shall keep accounts of all monies and other assets of the corporation received or disbursed, shall deposit all monies and valuables in the name of and to, the credit of the corporation in such banks or depositories or with such custodians as may be authorized to receive the same by these Bylaws and by the Board of Directors, and shall render such accounts thereof as may be required by the Board of Directors, the president or the shareholders.

       Section 6.        The Chairman of the Board of Directors, or the president if there be no Chairman, shall preside at all meetings of the Board of Directors and of the shareholders, shall make such reports to the Board and to the shareholders as may from time to time be required of him and shall have such other powers and perform such other duties as are incident to his office or as may be from time to time assigned to him by the Board of Directors.

ARTICLE IV

Office

       The principal office of the corporation shall be in the state of Minnesota. The corporation may also have an office or offices in such other places and in such other states as the Board of Directors may from time to time authorize and establish.

ARTICLE V

No Seal; Stock Certificates

       Section 1.        The corporation shall have no corporate seal.

       Section 2.        Stock certificates issued by the corporation shall be signed by any two (2) officers. When a certificate is signed by a transfer agent or registrar, the signature of any such officer may be facsimiled, engraved or printed.

ARTICLE VI

Fixing of Record Date

       The Board of Directors may fix in advance a date not exceeding sixty (60) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent of shareholders, or for the determination of shareholders entitled to receive payment of any such dividend or to receive any such allotment of rights or to exercise rights in respect of any such change, conversion or exchange of capital stock, or to give any such consent, as the case may be, and in such case only such shareholders shall be shareholders of record on the date so fixed shall be entitled to such notice of and to attend such meeting, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise any rights, or to give such consent, as the case may be, notwithstanding the transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

ARTICLE VII

Indemnification

       Section 1. Definitions.    (a)    For purposes of this Article, the terms defined in this Section have the meanings given them.

       (b)  "Corporation" includes a domestic or foreign corporation that was the predecessor of the corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

       (c)  "Official capacity" means (1) with respect to a director, the position of director in the corporation, (2) with respect to a person other than a director, the elective or appointive office or position held by an officer, member of a committee of the Board, or the employment or agency relationship undertaken by an employee or agent of the corporation (3) with respect to a director, officer, employee or agent of the corporation who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation or whose duties in that position involve or involved service as a director, officer, partner, trustee, or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee or agent, as the case may be, of the other organization or employee benefit plan.

       (d)  "Proceedings" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation.

       (e)  "Special legal counsel" means counsel who has not represented the corporation or a related corporation, or a director, officer, employee or agent whose indemnification is in issue.

       Section 2. Indemnification mandatory; standard.    (a)    Subject to the provisions of Section 4, the corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

       (1)  has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

       (2)  acted in good faith;

       (3)  received no improper personal benefit and Minnesota Statutes, Section 302A.255, if applicable, has been satisfied;

       (4)  in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

       (5)  in the case of acts or omissions occurring in the official capacity described in Section 1, paragraph (c), clause (1) or (2), reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity described in Section 1, paragraph (c), clause (3), reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

       (b)  The termination of a proceeding by judgment order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this Section 2.

       Section 3. Advances.        Subject to the provisions of Section 4, if a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (a) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in Section 2 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification under this Article. The written-undertaking required by clause (a) is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.

       Section 4. Reimbursement to witness.        The corporation shall reimburse expenses including attorneys' fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

       Section 5. Determination of eligibility.    (a)    All determinations whether indemnification of a person is required because the criteria set forth in Section 2 have been satisfied and whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in Section 3 shall be made:

       (1)  By the Board by a majority of a quorum. Directors who are at the time parties to the proceeding shall not be counted for determining either a majority or the presence of a quorum;

       (2)  If a quorum under clause (1) cannot be obtained, by a majority of a Committee of the Board, consisting solely of two or more directors not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full Board including directors who are parties;

       (3)  If a determination is not made under clause (1) or (2), by special legal counsel, selected either by a majority of the Board or a committee by vote pursuant to clause (1) or (2) or, if the requisite quorum of the full Board cannot be obtained and the committee cannot be established, by a majority of the full Board including directors who are parties;

       (4)  If a determination is not made under clauses (1) to (3), by the shareholders, excluding the votes of shares held by parties to the proceeding; or

       (5)  If an adverse determination is made under clauses (1) to (4) or under paragraph (b), or if no determination is made under clauses (1) to (4) or under paragraph (b) within sixty (60) days after the termination of a proceeding or after a request for an advance of expenses, as the case may be, by a court in Minnesota, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires.

       (b)  With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a director, officer or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the corporation, the determination whether indemnification of this person is required because the criteria set forth in Section 2 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in Section 3 may be made by an annually-appointed committee of the Board, having at least one member who is a director. The committee shall report at least annually to the Board concerning its actions.

       Section 6. Insurance.        The corporation may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of this Article.

       Section 7. Disclosure.        The amount of any indemnification or advance paid pursuant to this Article and to whom and on whose behalf it was pa id shall be reported as part of the annual financial statements furnished to shareholders pursuant to Minnesota Statutes, Section 302A.463 covering the period when the indemnification or advance was paid or accrued under the accounting method of the corporation reflected in the financial statements.

       Section 8. Discretionary indemnification.        Nothing in this Article VII shall be construed to limit the ability of the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in this Article VII pursuant to, and to the extent described in, an agreement authorized in accordance with the provisions of Section 5(a) above, or as otherwise determined by the Board of Directors in its discretion. Furthermore, the Board of Directors may authorize written agreements between the Company and persons, whether or not described in this Article VII, to grant contractual rights to such persons as permitted by law.

ARTICLE VIII

Adoption and Amendment of Bylaws

       Section 1.        The Board of Directors may alter or amend these Bylaws and may make or adopt additional Bylaws subject to the power of the Shareholders to change or repeal the Bylaws, except that the Board of Directors shall not adopt, amend, or repeal any Bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board of Directors, or fixing the number of directors or their classifications, qualifications, or terms of office.

       Section 2.        The shareholders may alter or amend these Bylaws and may make or adopt additional Bylaws by a majority vote at any annual meeting of the shareholders or at any special meeting called for that purpose, except as may be provided by Article IX or any other provisions of the Articles of Incorporation of the corporation.

       Section 3.    (a)    The Board of Directors or any committee thereof shall have the exclusive power and authority to interpret the provisions of these Bylaws and make all determinations deemed necessary or advisable in connection therewith, except to the extent otherwise expressly provided in these Bylaws.

       (b)  The Board of Directors, any committee thereof, the chairman of the Board of Directors or the secretary of the corporation may, if the facts warrant, determine that a notice received by the corporation relating to a nomination proposed to be made or an item of business proposed to be introduced at a meeting of shareholders does not satisfy the requirements of Section 2 or Section 6 of Article I or Section 3 of Article II. The Board of Directors, any committee thereof or chairman of the meeting shall have the power and duty to determine whether a nomination or any other business brought before a meeting of shareholders was made in accordance with the procedures set forth in Section 2 or Section 6 of Article I or Section 3 of Article II, and to determine that such defective nomination or proposal shall be disregarded, notwithstanding that proxies in respect of such matters may have been received.

       (c)  Any and all such actions, interpretations and determinations that are done or made by the Board of Directors, any committee thereof, the chairman of the Board of Directors, any chairman of a meeting or the secretary of the corporation in good faith pursuant to this Section 3 shall be final, conclusive and binding on the corporation, the shareholders and all other parties.

Annex D

ST. JUDE MEDICAL, INC.
2016 STOCK INCENTIVE PLAN

       Section 1.    Purpose.

       The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

       Section 2.    Definitions.

       As used in the Plan, the following terms shall have the meanings set forth below:

       (a)  "Affiliate" shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

       (b)  "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Dividend Equivalent, Performance Award, Stock Award or Other Stock-Based Award granted under the Plan.

       (c)  "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

       (d)  "Board" shall mean the Board of Directors of the Company.

       (e)  "Change in Control" shall mean:

        (i)  the acquisition by any person, entity or "group," within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than the Company or any of its Affiliates, or any employee benefit plan of the Company and/or one or more of it Affiliates, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either the then outstanding Shares or the combined voting power of the Company's then outstanding voting securities in a transaction or series of transactions; or

       (ii)  individuals who, as of the date of grant of an Award, constitute the Board (generally the "Directors" and as of the date of grant, the "Continuing Directors") cease for any reason to constitute at least a majority thereof, provided that any person becoming a Director subsequent to the date of grant whose nomination for election was approved in advance by a vote of at least three-quarters of the Continuing Directors (other than a nomination of an individual whose initial assumption of office is in connection with an actual or threatened solicitation with respect to the election or removal of the Directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be deemed to be a Continuing Director; or

      (iii)  the consummation of a reorganization, merger, consolidation, liquidation or dissolution of the Company or of the sale (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company.

       No Award Agreement shall provide for accelerated exercisability of any Award or the lapse of restrictions relating to any Award in connection with a change in control event other than a Change in Control.

       (f)   "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

       (g)  "Committee" shall mean the Compensation Committee of the Board or any successor committee of the Board designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) of the Code.

       (h)  "Company" shall mean St. Jude Medical, Inc., a Minnesota corporation, or any successor corporation.

       (i)   "Director" shall mean a member of the Board.

       (j)   "Dividend Equivalent" shall mean any right granted under Section 6(d) of the Plan.

       (k)  "Eligible Person" shall mean any employee, officer, consultant, advisor or non-employee Director providing services to the Company or any Affiliate whom the Committee determines to be an Eligible Person. An Eligible Person must be a natural person.

       (l)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

       (m) "Fair Market Value" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee in accordance with Section 409A of the Code. Notwithstanding the foregoing, unless otherwise determined by the Committee, the Fair Market Value of Shares on a given date for purposes of the Plan shall be the closing sale price of the Shares on the New York Stock Exchange as reported in the consolidated transaction reporting system on such date or, if such Exchange is not open for trading on such date, on the most recent preceding date when such Exchange is open for trading.

       (n)  "Full Value Award" shall mean any Award other than an Option, Stock Appreciation Right or similar Award, the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award.

       (o)  "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

       (p)  "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

       (q)  "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

       (r)   "Other Stock-Based Award" shall mean any right granted under Section 6(g) of the Plan.

       (s)   "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

       (t)   "Performance Award" shall mean any right granted under Section 6(e) of the Plan.

       (u)  "Performance Goal" shall mean one or more of the following performance goals, either individually or alternatively or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis: sales, revenue, costs, expenses, earnings (including one or more of net profit after tax, gross profit, operating profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, earnings per share from continuing operations, operating income, pre-tax income, operating income margin, net income, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on actual or proforma assets, net assets, equity, investment, capital and net capital employed), shareholder return (including total shareholder return relative to an index or peer group), stock price, economic value added, cash generation, cash flow, unit volume, working capital, market share, cost reductions and strategic plan development and implementation. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria. To the extent consistent with Section 162(m), the Committee may, when it establishes performance criteria, also specify excludable charges or other items related to an event or occurrence which the Committee determines should appropriately be excluded, including but not limited to (X) asset-write downs, litigation or claim judgments or settlements, reorganizations, the impact of acquisitions and divestitures, restructurings, discontinued operations, early extinguishment of debt, extraordinary items, and other unusual or non-recurring charges, (Y) foreign exchange gains and losses or an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (Z) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles (or other accounting principles which may then be in effect).

       (v)  "Person" shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

       (w) "Plan" shall mean this St. Jude Medical, Inc. 2016 Stock Incentive Plan, as amended from time to time.

       (x)  "Prior Plans" shall mean the St. Jude Medical, Inc. 2007 Stock Incentive Plan, the St. Jude Medical, Inc. 2006 Stock Plan, the St. Jude Medical, Inc. 2002 Stock Plan, the St. Jude Medical, Inc. 2000 Stock Plan, and the St. Jude Medical, Inc. 1997 Stock Option Plan, each as amended from time to time.

       (y)  "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan.

       (z)  "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

       (aa) "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation.

       (bb)  "Section 162(m)" shall mean Section 162(m) of the Code, any successor provision and the applicable guidance thereunder.

       (cc) "Section 409A" shall mean Section 409A of the Code, any successor provision and the applicable guidance thereunder.

       (dd)  "Shares" shall mean shares of Common Stock, par value of $0.10 per share, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

       (ee) "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

       (ff)  "Stock Award" shall mean any Share granted under Section 6(f) of the Plan.

       Section 3.    Administration.

       (a)  Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including, without limitation, the terms and conditions relating to a Change in Control; (v) amend the terms and conditions of any Award or Award Agreement, provided, however, that, except as otherwise provided in Section 4(c) hereof, the Committee shall not reprice, adjust or amend the exercise price of Options or the grant price of Stock Appreciation Rights previously awarded to any Participant, whether through amendment, cancellation and replacement grant (of any type of Award), cash buyout or any other means; (vi) accelerate the exercisability of any Award or the lapse of restrictions relating to any Award, provided, however, that the acceleration of such Award shall not result in an exercise or vesting date that is less than the minimum required for such Award under the terms of the Plan except for acceleration in the event of the Participant's death, disability or retirement or a Change in Control of the Company; (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (viii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder of the Award or the Committee; (ix) interpret and administer the Plan and any instrument or agreement, including any Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

       (b)  Section 4. Delegation. The Committee may delegate its powers and duties under the Plan to one or more Directors (including a Director who is also an officer of the Company) or a committee of Directors, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that the Committee shall not delegate its powers and duties under the Plan (i) with regard to officers or directors of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan not to comply with the requirements of Section 162(m), applicable exchange rules or applicable corporate law.

       (c)  Power and Authority of the Board of Directors. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3 or Section 162(m) of the Code and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

       Section 4.    Shares Available for Awards.

       (a)  Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall be 27,000,000 Shares. Shares to be issued under the Plan will be authorized but unissued Shares or Shares that have been reacquired by the Company and designated as treasury shares. On and after shareholder approval of this Plan as provided in Section 11, no awards shall be granted under the Prior Plans (although all outstanding awards previously granted under the Prior Plans shall remain outstanding and subject to the terms of the Prior Plans). No Shares subject to any outstanding awards under the Prior Plans that are forfeited, cancelled or reacquired by the Company shall become available for re-issuance under this Plan.

       (b)  Counting Shares. For purposes of this Section 4, except as set forth in Section 4(b)(i) below, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

        (i)  Full Value Awards. With respect to any Full Value Awards granted under the Plan, the number of Shares available for Awards under the Plan shall be reduced by 3.5 Shares for each Share covered by such Award or to which such Award relates.

       (ii)  Shares Added Back to Reserve. Subject to the limitations in (iii) below, if any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company, or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan. With respect to Full Value Awards, when determining the Shares added back to the aggregate reserve, the number of Shares added back shall be determined in the same manner as such Shares were counted in Section 4(b)(i) above.

      (iii)  Shares Not Added Back to Reserve. Notwithstanding anything to the contrary in (ii) above, the following Shares will not again become available for issuance under the Plan: (A) any Shares which would have been issued upon any exercise of an Option but for the fact that the exercise price was paid by a "net exercise" or any Shares tendered in payment of the exercise price of an Option; (B) any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation with respect to an Option or Stock Appreciation Right; (C) Shares covered by a stock-settled Stock Appreciation Right issued under the Plan that are not issued in connection with settlement in Shares upon exercise; or (D) Shares that are repurchased by the Company using Option exercise proceeds. (For avoidance of doubt, any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation on Full Value Awards shall be added back to the Share reserve as provided in Section 4(b)(ii) above.)

      (iv)  Cash-Only Awards. Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

        (v)  Substitute Awards Relating to Acquired Entities. Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under the Plan.

       (c)  Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase or exercise price with respect to any Award and (iv) the limitations contained in Section 4(d) of the Plan.

       (d)  Award Limitations Under the Plan.

        (i)  Section 162(m) Limitation for Certain Types of Awards. No Eligible Person may be granted Options or Stock Appreciation Rights for more than 750,000 Shares (subject to adjustment as provided in Section 4(c) of the Plan) in the aggregate in any calendar year. No Eligible Person may be granted Performance Awards denominated in Shares for more than 250,000 Shares (subject to adjustment as provided in Section 4(c) of the Plan) in the aggregate in any calendar year. The maximum amount payable pursuant to all Performance Awards denominated in cash to any Participant in the aggregate in any calendar year shall be $9,000,000 in value.

       (ii)  Limitation for Awards Granted to Non-Employee Directors. No Director who is not also an employee of the Company or an Affiliate may be granted any Award or Awards denominated in Shares that exceed in the aggregate $500,000 (such value computed as of the date of grant in accordance with applicable financial accounting rules) in any calendar year. The foregoing limit shall not apply to any Award made pursuant to any election by the Director to receive an Award in lieu of all or a portion of annual and committee retainers and meeting fees.

       Section 5.    Eligibility.

       Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

       Section 6.    Awards.

       (a)  Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

        (i)  Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that the Committee may designate a per share exercise price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

       (ii)  Option Term. The term of each Option shall be fixed by the Committee but shall not be longer than 8 years from the date of grant.

      (iii)  Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, other securities, other Awards or other property, net exercise or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made; provided, however, that except as provided in Section 6(h)(vii) hereof, no Option shall be exercisable in full over a period of less than three years from the date of grant (or, in the case of exercise based upon the attainment of Performance Goals or other performance-based objectives, over a period of less than one year measured from the commencement of the period over which performance is evaluated).

       (b)  Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; provided, however, that the Committee may designate a per share grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee; provided, however, that the term of each Stock Appreciation Right shall not be longer than 8 years from the date of grant; and provided further, that except as provided in Section 6(h)(vii) hereof, no Stock Appreciation Right shall be exercisable in full over a period of less than three years from the date of grant (or, in the case of exercise based upon the attainment of Performance Goals or other performance-based objectives, over a period of less than one year measured from the commencement of the period over which performance is evaluated). The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

       (c)  Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

        (i)  Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate; provided, however, that except as provided in Section 6(h)(vii) hereof, no Restricted Stock or Restricted Stock Unit shall become vested in full over a period of less than three years from the date of grant (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of less than one year measured from the commencement of the period over which performance is evaluated).

       (ii)  Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that is no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units.

      (iii)  Forfeiture. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant's termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units held by the Participant at such time shall be forfeited and reacquired by the Company; provided, however, that the Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

       (d)  Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) no dividend or Dividend Equivalent payments shall be made to a Participant with respect to any Performance Award or other Award subject to performance-based vesting conditions prior to the date on which all conditions or restrictions relating to such Award (or portion thereof to which the dividend or Dividend Equivalent relates) have been satisfied, waived or lapsed.

       (e)  Performance Awards. The Committee is hereby authorized to grant to Eligible Persons Performance Awards which are intended to be "qualified performance-based compensation" within the meaning of Section 162(m). A Performance Award granted under the Plan may be payable in cash or in Shares (including, without limitation, Restricted Stock). Performance Awards shall, to the extent required by Section 162(m), be conditioned solely on the achievement of one or more objective Performance Goals, and such Performance Goals shall be established by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Subject to the terms of the Plan and any applicable Award Agreement, the Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee. The Committee shall also certify in writing that such Performance Goals have been met prior to payment of the Performance Awards to the extent required by Section 162(m).

       (f)   Stock Awards. The Committee is hereby authorized to grant to Eligible Persons Shares without restrictions thereon, as deemed by the Committee to be consistent with the purpose of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, such Stock Awards may have such terms and conditions as the Committee shall determine.

       (g)  Other Stock-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of such Awards, subject to the terms of the Plan and the Award Agreement. No Award issued under this Section shall contain a purchase right or an option-like exercise feature.

       (h)  General.

       (i)   Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

       (ii)  Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

      (iii)  Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments; provided that the timing of any deferred payments shall be determined at the time of grant, except to the extent otherwise permitted under Section 409A of the Code.

      (iv)  Term of Awards. The term of each Award shall be for a period not longer than 10 years from the date of grant; provided, however, that the term of each Option and Stock Appreciation Right shall not be longer than 8 years from the date of grant.

        (v)  Limits on Transfer of Awards. Except as otherwise provided by the Committee or the terms of this Plan, no Award and no right under any such Award (other than any fully vested and unrestricted Shares issued pursuant to any Award) shall be transferable by a Participant other than by will or by the laws of descent and distribution. The Committee may establish procedures as it deems appropriate for a Participant to designate a Person or Persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death. The Committee, in its discretion and subject to such additional terms and conditions as it determines, may permit a Participant to transfer a Non-Qualified Stock Option to any "family member" (as such term is defined in the General Instructions to Form S-8 (or any successor to such Instructions or such Form) under the Securities Act of 1933, as amended) at any time that such Participant holds such Option, provided that such transfers may not be for value (i.e., the transferor may not receive any consideration therefor) and the family member may not make any subsequent transfers other than by will or by the laws of descent and distribution. Each Award under the Plan or right under any such Award shall be exercisable during the Participant's lifetime only by the Participant (except as provided herein or in an Award Agreement or amendment thereto relating to a Non-Qualified Stock Option) or, if permissible under applicable law, by the Participant's guardian or legal representative. No Award or right under any such Award (other than any fully vested and unrestricted Shares issued thereunder) may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

      (vi)  Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made or legends to be placed on the certificates for such Shares or other securities to reflect such restrictions. If the Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Shares or other securities covered by an Award unless and until such Shares or other securities have been admitted for trading on such securities exchange.

     (vii)  Certain Limitations on Awards. Notwithstanding anything to the contrary in this Section 6, a maximum of five percent (5%) of the aggregate number of Shares available for issuance under this Plan may be issued as Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units that do not comply with the applicable three-year or one-year minimum vesting requirements set forth in this Plan. For purposes of counting Shares against the five percent (5%) limitation, the Share counting rules under Sections 4(a) and 4(b) of this Plan apply.

    (viii)  Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a Change in Control or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such Change in Control, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, under Section 409A, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A. Any payment or distribution that otherwise would be made to a Participant who is a specified employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee's separation from service (or if earlier, upon the specified employee's death) unless the payment or distribution is exempt from the application of Section 409A. A "specified employee" shall mean a specified employee as defined in Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

       Section 7.    Amendment and Termination; Corrections.

       (a)  Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan at any time; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the shareholders of the Company shall be required for any amendment to the Plan that:

        (i)  requires shareholder approval under the rules or regulations of the Securities and Exchange Commission, the New York Stock Exchange or any other securities exchange that are applicable to the Company;

       (ii)  increases the number of shares authorized under the Plan as specified in Sections 4(a) and 4(b) of the Plan;

      (iii)  increases the number of shares subject to the limitations contained in Section 4(d) of the Plan;

      (iv)  permits cash buyouts or repricing of Options or Stock Appreciation Rights which is prohibited by Section 3(a)(v) of the Plan;

        (v)  permits the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 6(a)(i) and 6(b)(ii) of the Plan;

      (vi)  would cause Section 162(m) of the Code to become unavailable with respect to the Plan; and

     (vii)  reduces the minimum vesting requirements for Options contrary to the provisions of Section 6(a)(iii), for Stock Appreciation Rights contrary to the provisions of Section 6(b) or for Restricted Stock or Restricted Stock Units contrary to the provisions of Section 6(c)(i).

       (b)  Amendments to Awards. Subject to the provisions of the Plan, the Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively. Except as otherwise provided in the Plan, the Committee may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, but no such action may adversely affect the rights of the holder of such Award without the consent of the Participant or holder or beneficiary thereof.

       (c)  Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

       Section 8.    Income Tax Withholding.

       In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (but only to the extent necessary to satisfy minimum statutory withholding requirements if required by ASC Topic 718 to avoid adverse accounting treatment) or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

       Section 9.    General Provisions.

       (a)  No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

       (b)  Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant if requested by the Company, or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee.

       (c)  No Rights of Shareholders. Except with respect to Restricted Stock and Stock Awards, neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until the Shares have been issued.

       (d)  No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

       (e)  No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, or a Director to be retained as a Director, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

       (f)   Governing Law. The internal law, and not the law of conflicts, of the State of Minnesota, shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

       (g)  Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

       (h)  No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

       (i)   Securities Matters. The Company shall not be required to deliver any Shares until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

       (j)   No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

       (k)  Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

       Section 10.    Clawback and Recoupment.

       All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule, including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any applicable stock exchange listing rule adopted pursuant thereto.

       Section 11.    Effective Date of the Plan.

       The Plan shall be subject to approval by the shareholders of the Company at the 2016 annual meeting of shareholders of the Company and the Plan shall be effective as of the date of such shareholder approval. On and after shareholder approval of the Plan, no awards shall be granted under the Prior Plans, but all outstanding awards previously granted under the Prior Plans shall remain outstanding and subject to the terms of the Prior Plans.

       Section 12.    Term of the Plan.

       The Plan shall terminate at midnight on the tenth anniversary of the shareholder approval of the Plan, unless terminated before then by the Board. Awards may be granted under the Plan until the Plan terminates or until all Shares available for Awards under the Plan have been purchased or acquired; provided, however, that no Performance Award shall be granted under the Plan after the first shareholder meeting to occur in the fifth year following the year in which shareholders last approved (or re-approved) the Performance Goals, and provided, further, that Incentive Stock Options may not be granted following the 10-year anniversary of the Board's adoption of the Plan. The Plan shall remain in effect as long as any Awards are outstanding.

       Adopted by the Board February 19, 2016 subject to and effective upon shareholder approval.

Annex E

Opinion of Guggenheim Securities, LLC

April 27, 2016

The Board of Directors
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

Members of the Board:

        We understand that St. Jude Medical, Inc. ("St. Jude") and Abbott Laboratories ("Abbott") intend to enter into an Agreement and Plan of Merger to be dated as of April 27, 2016 (the "Agreement") pursuant to which Vault Merger Sub, Inc., a wholly owned subsidiary of Abbott, will merge with and into St. Jude, with St. Jude continuing as the surviving corporation and a wholly owned subsidiary of Abbott (the "First Merger"), followed by the merger of such surviving corporation with and into Vault Merger Sub, LLC, a wholly owned subsidiary of Abbott ("Merger Sub 2"), with Merger Sub 2 continuing as the surviving limited liability company and a wholly owned subsidiary of Abbott (the "Second Merger" and, together with the First Merger as an integrated transaction, the "Mergers"). The Agreement provides that, among other things, in the First Merger each outstanding share of the common stock, par value $0.10 per share, of St. Jude ("St. Jude Common Stock") will be converted into the right to receive (i) $46.75 in cash (the "Cash Consideration") and (ii) 0.8708 of a share of the common stock, no par value, of Abbott ("Abbott Common Stock" and, such number of shares of Abbott Common Stock, together with the Cash Consideration, the "Merger Consideration"); provided that, the aggregate Cash Consideration will be subject to adjustment as more fully set forth in the Agreement so that the aggregate Stock Consideration will not be less than 41% of the total Merger Consideration. The terms and conditions of the Mergers are more fully set forth in the Agreement.

        You have asked us to render our opinion as to whether the Merger Consideration to be received in the First Merger by holders of St. Jude Common Stock is fair, from a financial point of view, to such holders.

        In the course of performing our reviews and analyses for rendering our opinion, we have:

  •
  Reviewed an execution version of the Agreement dated April 27, 2016;

  •
  Reviewed certain publicly available business and financial information regarding each of St. Jude and Abbott;

  •
  Reviewed certain non-public business and financial information regarding St. Jude's businesses and prospects, including certain financial projections for St. Jude (the "St. Jude Forecast"), all as prepared and provided to us by St. Jude's senior management;

  •
  Reviewed certain Wall Street equity research analyst financial forecasts regarding Abbott, including certain adjustments thereto and illustrative extrapolations thereof, as discussed with Abbott's and St. Jude's respective senior management (such financial forecasts, including such adjustments and illustrative extrapolations, the "Abbott Analyst Forecast" and, together with the St. Jude Forecast, the "Forecasts");

  •
  Reviewed certain estimated incremental financial impacts expected to result from the Mergers, including certain potential revenue enhancements, cost savings and estimated financing impacts associated with the Mergers (collectively, the "Estimated Incremental Financial Impacts"), all as prepared and provided to us by Abbott's senior management and reviewed by St. Jude's senior management;

The Board of Directors
St. Jude Medical, Inc.
April 27, 2016

  •
  Discussed with St. Jude's and Abbott's respective senior management their strategic and financial rationale for the Mergers as well as their views of St. Jude's and Abbott's respective businesses, operations, historical and projected financial results and future prospects;

  •
  Reviewed the historical prices, trading multiples and trading volumes of the shares of St. Jude Common Stock and Abbott Common Stock;

  •
  Compared the financial performance of St. Jude and Abbott and the trading multiples of the shares of St. Jude Common Stock and Abbott Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating St. Jude and Abbott, respectively;

  •
  Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Mergers;

  •
  Performed discounted cash flow analyses for St. Jude and Abbott based on the St. Jude Forecast and the Abbott Analyst Forecast, respectively, and for Abbott on a pro forma combined basis taking account of the Mergers and the Estimated Incremental Financial Impacts; and

  •
  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        With respect to the information used in arriving at our opinion:

  •
  We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Forecasts, the Estimated Incremental Financial Impacts and any other estimates and other forward-looking information) furnished by or discussed with St. Jude and Abbott or obtained from public sources, data suppliers and other third parties.

  •
  We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Forecasts, the Estimated Incremental Financial Impacts or any other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Forecasts, the Estimated Incremental Financial Impacts or any other estimates and other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of St. Jude's and Abbott's senior management (as the case may be) that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Forecasts, the Estimated Incremental Financial Impacts and any other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to (i) the St. Jude Forecast and any other estimates and other forward-looking information relating to St. Jude furnished by or discussed with St. Jude, we have been advised by St. Jude's senior management, and we have assumed, that the St. Jude Forecast and such other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of St. Jude's senior management as to the expected future performance of St. Jude and (ii) any financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

The Board of Directors
St. Jude Medical, Inc.
April 27, 2016

  •
  As St. Jude's Board of Directors is aware, Abbott did not furnish us with any internally generated stand-alone financial budgets, projections or forecasts regarding Abbott for use in connection with our analyses and opinion. Accordingly, we have based our forward-looking analyses regarding Abbott on the Abbott Analyst Forecast, as discussed with Abbott's and St. Jude's respective senior management. We express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the selection of the specific Wall Street equity research analyst reports from which the Abbott Analyst Forecast was derived. We understand based on our discussions with Abbott's and St. Jude's respective senior management, and we have assumed with the consent of St. Jude, that the Abbott Analyst Forecast represents a reasonable basis upon which to evaluate the business and financial prospects of Abbott.

  •
  We have been advised by Abbott's senior management, and we have assumed, that the Estimated Incremental Financial Impacts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Abbott's senior management as to such Estimated Incremental Financial Impacts and further have assumed that such Estimated Incremental Financial Impacts will be realized in the amounts and at the times projected.

  •
  We have assumed that the Forecasts and the Estimated Incremental Financial Impacts have been discussed with St. Jude's Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion.

  •
  We have relied upon, without independent verification, the assessments of St. Jude's and Abbott's respective senior management (as the case may be) as to, among other things: (i) matters relating to Abbott's pending acquisition of Alere Inc., including the expected timing and financial terms and implications thereof, (ii) the potential impact on St. Jude and Abbott of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the medical device industry and the pharmaceutical, nutrition and diagnostic industries, including the continuing availability and amount of reimbursement for existing and future products by governmental and third-party payors, (iii) St. Jude's and Abbott's existing and future products and/or product candidates, technology and intellectual property and associated risks (including, without limitation, with respect to the successful development and commercialization of such products and product candidates, approval thereof by relevant governmental authorities, the validity and life of patents and the potential impact of competition), (iv) St. Jude's and Abbott's existing and future relationships, agreements and arrangements with, and the ability to retain and/or replace, key suppliers and other commercial relationships and (v) the ability to integrate the businesses and operations of St. Jude and Abbott. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on St. Jude, Abbott, the Mergers or the contemplated benefits of the Mergers in any way meaningful to our analyses or opinion.

        During the course of our engagement, we were not asked by St. Jude's Board of Directors to, and we did not, solicit indications of interest from any third parties regarding a potential transaction with St. Jude.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of St. Jude, Abbott or any other entity or the solvency or fair value of St. Jude, Abbott or any other

The Board of Directors
St. Jude Medical, Inc.
April 27, 2016

entity, nor have we been furnished with any such appraisals. We have assumed that the Mergers will qualify, for US federal income tax purposes, as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any view or rendering any opinion regarding the tax consequences of the Mergers to St. Jude, Abbott or their respective securityholders. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of St. Jude, Abbott and their other respective advisors with respect to such matters.

        In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the execution version that we have reviewed, (ii) St. Jude and Abbott will comply with all terms of the Agreement and (iii) the representations and warranties of St. Jude and Abbott contained in the Agreement are true and correct, subject to the qualifications set forth therein, and all conditions to the obligations of each party to the Agreement to consummate the Mergers will be satisfied without any waiver, modification or amendment thereof. We also have assumed that the Mergers will be consummated in a timely manner and in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on St. Jude, Abbott, the Mergers or the contemplated benefits of the Mergers in any way meaningful to our analyses or opinion.

        In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of St. Jude Common Stock, the shares of Abbott Common Stock or the other securities of St. Jude or Abbott may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Mergers.

        We have acted as a financial advisor to St. Jude in connection with the Mergers and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the First Merger. A portion of our compensation is payable upon execution of the Agreement and will be credited against the fee payable upon consummation of the First Merger. In addition, St. Jude has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

        As previously disclosed, aside from our current engagement by St. Jude in connection with the Mergers, during the past two years Guggenheim Securities, LLC ("Guggenheim Securities") has not previously been engaged by, provided any investment banking or financial advisory services to or received any investment banking or financial advisory fees from either St. Jude or Abbott. Guggenheim Securities may seek to provide St. Jude, Abbott and their respective affiliates with certain financial advisory and investment banking services unrelated to the Mergers in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to St. Jude, Abbott, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and

The Board of Directors
St. Jude Medical, Inc.
April 27, 2016

related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to St. Jude, Abbott, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in St. Jude, Abbott, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to St. Jude, Abbott, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Mergers that differ from the views of Guggenheim Securities' investment banking personnel.

        Our opinion has been provided to St. Jude's Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to holders of St. Jude Common Stock in connection with the Mergers.

        Our opinion and any materials provided in connection therewith do not constitute a recommendation to St. Jude's Board of Directors with respect to the Mergers, nor does our opinion constitute advice or a recommendation to any shareholder as to how to vote in connection with the Mergers or otherwise. Our opinion does not address St. Jude's underlying business or financial decision to pursue the Mergers, the relative merits of the Mergers as compared to any alternative business or financial strategies that might exist for St. Jude, the financing of the Mergers or the effects of any other transaction in which St. Jude might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to the extent expressly specified herein. We do not express any view or opinion as to any other term, aspect or implication of the Mergers or the Agreement (including, without limitation, the form or structure of the Mergers or the potential adjustment to the aggregate Cash Consideration as set forth in the Agreement) or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Mergers or the fairness, financial or otherwise, of the Mergers to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of St. Jude, Abbott or other participants in the Mergers. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of St. Jude's or Abbott's directors, officers or employees, or any class of such persons, in connection with the Mergers relative to the Merger Consideration or otherwise.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no

The Board of Directors
St. Jude Medical, Inc.
April 27, 2016

responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in the First Merger by holders of St. Jude Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Guggenheim Securities, LLC

GUGGENHEIM SECURITIES, LLC

Annex F

SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS

        Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

        (a)   unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

          (1)   alters or abolishes a preferential right of the shares;

          (2)   creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

          (3)   alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

          (4)   excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

          (5)   eliminates the right to obtain payment under this subdivision;

        (b)   a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

        (c)   a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

        (d)   a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

        (e)   a plan of conversion is adopted by the corporation and becomes effective;

        (f)    an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or

        (g)   any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

        Subdivision 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

        (b)   A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

        Subdivision 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

        (b)   If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

        (c)   Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

          (1)   The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.

          (2)   The applicability of clause (1) is determined as of:

              (i)  the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

             (ii)  the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

          (3)   Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

        Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS

        Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

        (b)   "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

        (c)   "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

        (d)   "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

        Subdivision 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

        Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

        Subdivision 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

        (1)   the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

        (2)   any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

        (3)   a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

        (4)   a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

        (b)   In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

        Subdivision 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

        (1)   the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

        (2)   an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

        (3)   a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

        (b)   The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

        (c)   If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

        Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

        Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

        Subdivision 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

        (b)   If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

        (c)   The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

Annex G

ST. JUDE MEDICAL INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

        The Company provides the following non-GAAP financial measures because St. Jude Medical management believes that in order to understand the Company's short-term and long-term financial trends, investors may wish to consider the impact of certain adjustments discussed below. St. Jude Medical management uses these non-GAAP financial measures to forecast and evaluate the operational performance of the Company as well as to compare results of current periods to prior periods on a consolidated basis.

  •
  Constant currency sales growth rate

  •
  Adjusted diluted net earnings per share attributable to St. Jude Medical, Inc.

  •
  Adjusted constant currency diluted net earnings per share attributable to St. Jude Medical, Inc. and adjusted constant currency diluted earnings per share growth rate

        The adjustments made to GAAP financial measures result from facts and circumstances that vary in frequency and impact on the Company's results of operations. The following is an explanation of each of the adjustments that management excludes in calculating its non-GAAP measures.

        Restructuring activities—These amounts represent severance costs and other termination benefits, inventory write-offs primarily associated with discontinued product lines, fixed asset write-offs related to assets no longer expected to be utilized, other restructuring costs and restructuring-related costs.

        Acquisition-related costs—These amounts consist of contingent consideration fair value adjustments, acquired inventory step-up amortization, other transaction costs, integration costs, financing commitment fees and stock-based compensation expense for accelerated and replacement equity awards.

        Product field action costs and litigation costs—These amounts primarily relate to inventory write-off and disposal costs, additional warranty and patient monitoring costs, and estimated legal costs for outstanding legal matters associated with product field actions.

        Legal settlements—These amounts consist of losses that are probable and reasonably estimable, gains related to favorable resolutions of litigation matters and probable insurance recoveries.

        Intangible asset impairment charges—These amounts represent non-cash impairments of certain definite and indefinite-lived intangible assets.

        Amortization of intangible assets—These amounts represent the non-cash amortization expenses we recognized for definite-lived intangible assets.

        Income tax adjustments—These amounts represent tax effects related to significant unusual or infrequent items not attributable to current-year ordinary income, such as settlement of tax positions and discrete tax adjustments to uncertain tax positions, and certain other tax adjustments.

        R&D credit—These amounts represent the impact of the federal research and development tax credit to present comparative periods assuming that the tax credit had been enacted in all periods presented.

        Non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. Investors should consider non-GAAP measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

G-1

Summary of 2015 Sales and Reconciliation to Constant
Currency Sales Growth
(in millions)
(unaudited)

	2015 Sales	2014 Sales	Reported % Change vs. 2014	Constant Currency % Change vs. 2014	Reported $ Change vs. 2014	Constant Currency $ Change vs. 2014	Foreign Currency Impact
Total Sales	$5,541	$5,622	–1%	6%	$–81	$332	$–413
Cardiac Rhythm Management	$2,523	$2,793	–10%	–3%	$–270	$–85	$–185
Atrial Fibrillation	$1,096	$1,044	5%	13%	$52	$139	$–87
Cardiovascular	$1,311	$1,348	–3%	6%	$–37	$79	$–116
Neuromodulation	$475	$437	9%	14%	$38	$63	$–25
Thoratec	$136	$0			$136	$136	$0

Diluted net earnings per share attributable to St. Jude Medical, Inc.	2014	2015	% change
As reported (GAAP)	$3.46	$3.07	–11%
Restructuring activities	0.34	0.30
Acquisition-related costs	0.12	0.35
Product field action costs and litigation costs	0.13	0.02
Legal settlements	(0.03)	(0.01)
Intangible asset impairment charges	0.13	0.00
Amortization of intangible assets	0.20	0.27
Income tax adjustments	(0.17)	(0.07)
R&D credit	—	(0.01)

As adjusted (Non-GAAP)	$4.17	$3.94	–6%

Unfavorable foreign currency impact vs. 2014		0.68

Constant currency as adjusted (non-GAAP)		$4.62	11%

G-2